As filed with the Securities and Exchange Commission on November 3, 2016

                               File No. 333-XXXXXX
                                    811-21250

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                    FORM N-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           Post-effective Amendment X

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No. 40

           Allstate Life of New York Variable Life Separate Account A
                           (Exact Name of Registrant)

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                               (Name of Depositor)

                         878 Veteran's Memorial Highway
                                   Suite 400
                           Hauppauge, New York 11788
                                  631-357-8920
              (Address of Depositor's principal executive offices)

                                 CT Corporation
                            208 South LaSalle Street
                                   Suite 814
                               Chicago, IL 60604
                                 (312) 345-4320

           (Name, Address and Telephone Number of Agent for Service)

                                   Copy to:

                           JAN FISCHER-WADE, ESQUIRE
                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                              2920 SOUTH 84TH STREET
                               LINCOLN, NE 68506


Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24 of the Investment Company Act of 1940.

                          ALLSTATE FUTUREVEST VUL/SM/
                      VARIABLE ADJUSTABLE LIFE PROSPECTUS


    Individual Flexible Premium Variable Adjustable Life Insurance Policies


                                   Issued by:
                  Allstate Life Insurance Company of New York


                              In connection with:
           Allstate Life of New York Variable Life Separate Account A


                                Street Address:
                               3075 Sanders Road
                           Northbrook, IL 60062-7127


                                Mailing Address:
                                P.O. Box 660191
                             Dallas, TX 75266-0191


                        Telephone Number: 1-800-268-5619
                           Fax Number: 1-866-628-1006


This Prospectus describes information you should know before you purchase the Allstate FutureVest VUL/SM/ Individual Flexible Premium Variable Adjustable Life Insurance Policy. Please read it carefully and retain it for your records.

This Policy is designed to provide both life insurance protection and flexibility in connection with Premium payments and Death Benefits. Subject to certain restrictions, you may vary the frequency and amount of Premium payments and increase or decrease the level of life insurance benefits payable under the Policy. In addition, it may not be advantageous for you to replace existing insurance coverage or buy additional insurance coverage if you already own a variable life insurance policy.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is August XX, 2017.

                                 1  PROSPECTUS

TABLE OF CONTENTS
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                                                               PAGE
SUMMARY
     Description of the Policy and Policy Benefits               4
     Risks of the Policy                                         6
     The Portfolios And Associated Risks                         7
FEE TABLES
     Transaction Fees                                            9
     Periodic Charges Other Than Portfolio Operating
     Expenses                                                    9
     Optional Benefit Charges                                   10
     Portfolio Annual Expenses (as a percentage of Portfolio
     average daily net assets)                                  11
PURCHASE OF POLICY AND PREMIUMS
     Application for a Policy                                   11
     Premium Payments                                           12
     Premium Limits                                             12
     Safety Net Premium                                         12
     Modified Endowment Contracts                               13
     Allocation of Premiums                                     13
POLICY VALUE
     General                                                    13
     Accumulation Units                                         13
     Accumulation Unit Value                                    13
     Written Requests and Forms in Good Order                   14
     Postponement of Payments                                   14
TRANSFERS
     General                                                    14
     Transfers Authorized by Telephone                          15
     Dollar Cost Averaging                                      15
     Portfolio Rebalancing                                      15
     Market Timing & Excessive Trading                          16
     Trading Limitations                                        16
     Agreements to Share Information with Funds                 17
     Short Term Trading Fees                                    17
INVESTMENT AND FIXED ACCOUNT OPTIONS
     The Sub-Accounts and the Portfolios                        17
     Voting Rights                                              20
     Additions, Deletions and Substitutions of Securities       21
     The Fixed Account                                          21
     Asset Allocation Program                                   21
DEATH BENEFITS AND OPTIONAL INSURANCE
BENEFITS
     Death Benefits                                             22
     Death Benefit Options                                      22
     Change to Death Benefit Option                             23
     Change to Face Amount                                      23


                                                               PAGE
     Optional Insurance Benefits                                24
POLICY LOANS
     General                                                    25
     Loan Interest                                              25
     Loan Repayment                                             25
     Pre-Existing Loan                                          26
     Effect on Policy Value                                     26
SURRENDERS AND WITHDRAWALS
     Surrenders                                                 26
     Partial Withdrawal                                         26
SETTLEMENT                                                      27
MATURITY                                                        28
LAPSE AND REINSTATEMENT
     Lapse and Grace Period                                     28
     Reinstatement                                              28
CANCELLATION RIGHTS
     Free-Look Period                                           28
CHARGES AND DEDUCTIONS
     Premium Expense Charge                                     29
     Monthly Deduction                                          29
     Policy Fee                                                 29
     Administrative Expense Charge                              29
     Mortality and Expense Risk Charge                          29
     Cost of Insurance Charge                                   29
     Rider Charges                                              30
     Separate Account Income Taxes                              30
     Portfolio Charges                                          30
     Surrender Charge                                           30
     Transfer Fee                                               31
GENERAL POLICY PROVISIONS
     Beneficiaries                                              32
     Assignment                                                 32
     Dividends                                                  32
ABOUT US
     Allstate Life Insurance Company of New York                32
     The Separate Account                                       32
FEDERAL TAXES
     Introduction                                               32
     Taxation of the Company and the Separate Account           33
     Taxation of Policy Benefits                                33
     Employer Owned Life Insurance (a.k.a. "COLI")              34
     Modified Endowment Contracts                               34
     Income Tax Withholding                                     35
     Diversification Requirements                               35

                                2   PROSPECTUS

                                           PAGE
     Ownership Treatment                    35
     Other Tax Considerations.              35
     Medicare Tax on Investment Income.     36
DISTRIBUTION                                36
LEGAL PROCEEDINGS                           37
LEGAL MATTERS                               37
FINANCIAL STATEMENTS                        37
ILLUSTRATION OF POLICY VALUES, DEATH
BENEFITS, AND NET SURRENDER VALUES          38
GLOSSARY OF SPECIAL TERMS                   41
WHERE YOU CAN FIND MORE INFORMATION         42

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

Capitalized terms used in this prospectus are defined where first used or in the Glossary beginning on page 41 of this prospectus.


                                 3   PROSPECTUS

SUMMARY
--------------------------------------------------------------------------------

DESCRIPTION OF THE POLICY AND POLICY BENEFITS

1. WHAT IS A FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE POLICY?

Your Policy is designed to be flexible to meet your specific life insurance needs. Your Policy has a Death Benefit, Policy Value (both terms defined below) and other features of life insurance providing fixed benefits. Your Policy is a "flexible premium" policy because you have a great amount of flexibility in determining when and how much Premium you want to pay. Your Policy is a "variable" policy because the Death Benefit and Policy Value may vary according to the investment performance of the Sub-Accounts to which you have allocated your Premiums. The Policy provides you with an opportunity to take advantage of any increase in your Policy Value but you also bear the risk of any decrease.

2. WHAT ARE THE PREMIUMS FOR THIS POLICY?

You have considerable flexibility as to the timing and amount of your Premiums. You have a required first year Premium for your Policy, which is based on your Policy's Face Amount and the Insured's age, sex and risk class. You do not have to pay the required Premium after the first Policy Year. However, to take advantage of the Safety Net Premium feature (discussed below), you must pay the cumulative Safety Net Premiums due. Otherwise, you may pay any level of Premium, as long as the Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code. For more information, please see "Purchase of Policy and Premiums" on page 11 and "Federal Taxes" beginning on page 32.

You also may establish a planned periodic Premium. You are not required to pay the planned periodic Premium and we will not terminate your Policy merely because you did not.

If you pay more Premium than permitted under section 7702A of the Tax Code, your Policy would be classified as a modified endowment contract, which would affect the federal income tax treatment of loans and withdrawals. For more information, see "Federal Taxes - Modified Endowment Contracts" on page 34.

3. WHAT IS THE SAFETY NET PREMIUM FEATURE?

Unless otherwise required by your state, we agree to keep the Policy (including any riders) in force for a specified period, regardless of the investment performance of the Sub-Accounts, as long as your total Premiums paid (as reduced to reflect withdrawals and Policy Debt) at least equals the sum of monthly Safety Net Premiums on or before the Safety Net Premium guarantee expiry date shown in your Policy. If the Insured is age 60 or less at the Issue Date, the specified period is the first twenty Policy Years. If the Insured is age 61 to 75 at the Issue Date, it runs from the Issue Date until the next Policy Anniversary after the Insured's 80th birthday. If the Insured is over age 75 at the Issue Date, it runs from the Issue Date until five years after the issue date. For additional discussion, see "Purchase of Policy and Premiums
- Safety Net Premium" on page 12.

When the Safety Net Premium is not in effect, your Policy remains in force as long as the Net Surrender Value is large enough to pay the charges on your Policy as they come due. For more detail please see "Lapse and Reinstatement" on page 28.

4. HOW IS MY POLICY VALUE DETERMINED?

Your Premiums are invested in one or more of the Sub-Accounts or allocated to the Fixed Account, as you instruct us. Your Policy Value is the sum of the values of your interests in the Sub-Accounts of the Separate Account, plus the values in the Fixed Account and the Loan Account. Your Policy Value depends on the investment performance of the Sub-Accounts and the amount of interest we credit to the Fixed Account, as well as the Net Premiums paid, partial withdrawals, and charges assessed. We have summarized the charges imposed under the Policy in "Fee Tables" and described them in more detail in "Charges and Deductions" on page 29. For additional discussion of your Policy Value, please see "Policy Value" on page 13.

5. WHAT ARE THE INVESTMENT CHOICES FOR THIS POLICY?

The Policy currently offers multiple investment options. You may invest in up to twenty-one (21) Sub-Accounts or twenty (20) Sub-Accounts plus the Fixed Account. Each Sub-Account invests in a single Portfolio. See "Investment and Fixed Account Options - The Sub-Accounts and the Portfolios" on page 17 for a listing of the Sub-Accounts currently available under the Policy. We also offer a Fixed Account option. You may transfer money among your investment choices, subject to restrictions. Please see "Risks of the Policy" on page 6 and "Transfers - Trading Limitations" on page 16.

As a Policy Owner you may also elect to participate in the asset allocation program for no additional charge. Asset allocation is the process by which your Policy Value is invested in different asset classes in a way that matches your risk tolerance, time horizon, and investment goals. By spreading your Policy Value across a range of asset classes, you may, over time, be able to reduce the risk of investment volatility and potentially enhance returns.

If you elect to participate in this program, you may select one of the currently available Morningstar ETF Allocation Series Portfolios. The Portfolios represent five different investment styles: Conservative, Income and Growth, Balanced, Growth, and Aggressive Growth. Each of the Morningstar ETF Allocation Series Portfolios is designed to meet the investment goals of the applicable investment style.


                                 4   PROSPECTUS

We recommend that you consult with your sales representative and obtain and read the prospectus for the Morningstar ETF Allocation Series carefully before participating in the asset allocation program. Asset allocation does not guarantee a profit or protect against loss in a declining market. Please see "Asset Allocation Program" on page 21 for more information.

6. HOW ARE MY PREMIUMS AND POLICY VALUE ALLOCATED?

Before your Premiums are allocated to the Policy Value, we deduct a Premium Expense Charge of 6.00%. For more detail, see "Charges and Deductions" on page
29. The amount remaining after the deduction of the Premium Expense Charge is called the Net Premium.

When you apply for the Policy, you specify in your application how to allocate your Net Premiums. You may change your allocations at any time by notifying us in writing at the address on the front cover of this Prospectus. See "Purchase of Policy and Premiums - Allocation of Premiums" on page 13.

Generally, we allocate your initial Premiums to the Sub-Accounts and the Fixed Account when we have received your Premium and underwriting approval. We reserve the right, however, to delay the allocation of your initial Premium to the Sub-Accounts as described in "Purchase of Policy and Premiums - Allocation of Premiums" on page 13. Furthermore, if there are outstanding requirements, your Premiums are not allocated until you satisfy those requirements. We generally allocate your other Premiums to the Sub-Accounts and the Fixed Account as of the date we receive your Premiums in our home office. However, we reserve the right to delay the allocation of any Premium that requires underwriting. In cases where premium allocations are delayed due to outstanding requirements, the premium is held in an account without interest until the policy can be issued.

During the free-look period all premiums will be allocated to a fixed account. If you cancel your policy during this period, the greater of a) all premiums or
b) Policy Value less any Policy Debt will be returned to you.

7. MAY I TRANSFER POLICY VALUE AMONG THE SUB- ACCOUNTS AND THE FIXED ACCOUNT?

You may transfer Policy Value among the Sub-Accounts and the Fixed Account by writing to or calling us at 1-800-268-5619. While you also may transfer amounts from the Fixed Account, certain restrictions may apply. While we currently are waiving the transfer fee, we reserve the right under your Policy to charge a transfer fee on certain transfers. See "Transfers" on page 14.

In addition, you may use our automatic Dollar Cost Averaging Program or our Portfolio Rebalancing Program, though you may not use both at the same time. For additional information, please see "Transfers - Dollar Cost Averaging" on page 15.

8. WHAT ARE THE DEATH BENEFIT OPTIONS?

While your Policy is in force, we will pay a Death Benefit to the Beneficiary upon the death of the Insured. The Policy provides for two Death Benefit options you may choose between while the Insured is alive. Under Option 1, the Death Benefit is equal to the greater of your Policy's Face Amount or the Policy Value multiplied by a specified percentage. Under Option 2, the Death Benefit is equal to the greater of your Policy's Face Amount plus the Policy Value on the Insured's date of death or the Policy Value multiplied by a specified percentage. Decreases in the Policy Value never cause the Death Benefit to be less than the Face Amount. Before we pay the Death Benefit to the Beneficiary, however, we subtract an amount sufficient to repay any outstanding Policy Debt and to pay any due and unpaid charge. For additional information, please see "Policy Loans" on page 25 and "Death Benefits and Optional Insurance Benefits" on page 22.

9. HOW IS THE DEATH BENEFIT PAID?

While the Policy is in force and when the Insured dies, we pay a Death Benefit to your Beneficiary. Your Beneficiary may choose to receive the proceeds of the Policy in the form of a single payment or over a period under an optional payment plan. The Death Benefit proceeds are reduced by any amount you owe us, such as outstanding loans, loan interest or unpaid charges. The proceeds may be increased if, for example, you have added a rider that provides an additional benefit. We determine the amount of the Death Benefit proceeds as of the end of the Valuation Period during which the Insured dies. We usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied.

10. CAN I INCREASE OR DECREASE MY POLICY'S FACE AMOUNT?

Yes, you have considerable flexibility to increase or decrease your Policy's Face Amount. You may request an increase and/or a decrease after the first Policy Year by sending a written request to us. Your requested increase must be at least $10,000. If you request an increase, you must provide evidence of insurability to us that meets our standards. An increase in the Face Amount increases the charges deducted from your Policy Value. You may not decrease the Face Amount of your Policy below $100,000. We do not permit a Face Amount change if the Policy is in the Grace Period. For more detail, see "Death Benefits and Optional Insurance Benefits - Change to Face Amount" on page 23. In addition, modifying your Policy's Face Amount might have tax ramifications. For an additional discussion, please see "Federal Taxes" on page 32.


                                 5   PROSPECTUS

11. DO I HAVE ACCESS TO THE VALUE OF MY POLICY?

Yes. You may surrender your Policy at any time for its Net Surrender Value. Upon surrender, life insurance coverage under your Policy ends. We may subtract a surrender charge from your surrender proceeds during the first ten Policy Years and the first ten years following an increase to the Face Amount. For more information concerning the calculation of surrender charges, see "Charges and Deductions - Surrender Charge" on page 30.

You also may withdraw part of your Policy Value through a partial withdrawal, which must equal at least $250. In addition, the maximum partial withdrawal amount may not reduce the Face Amount below $25,000. For more detail, see "Surrenders and Withdrawals" on page 26.

Surrenders and withdrawals may have tax consequences. For an additional discussion, please see "Risks of the Policy" on page 6 and "Federal Taxes - Taxation of Policy Benefits" on page 33.

12. MAY I TAKE OUT A POLICY LOAN?

You may borrow money from us using your Policy as security for the loan. The maximum loan amount is equal to 75% of the Surrender Value so long as the Net Surrender Value after the loan is taken is sufficient to cover the most recent total monthly deduction times 3. Other restrictions may apply if your Policy is issued in connection with a Qualified Plan, however, currently we do not permit policies to be issued to Qualified Plans. For more detail, see "Policy Loans" on page 25. For a discussion regarding the possible tax consequences of loans, see "Federal Taxes" on page 32.

13. CAN I CANCEL MY POLICY?

You may cancel your Policy by returning it to us within thirty (30) days after you receive it. During this period, all premiums will be allocated to a fixed account. If you return your Policy, the Policy terminates and, in most states, we pay you an amount equal to your Policy Value on the date we receive the Policy from you, plus any charges previously deducted. Your Policy contains specific information about your free-look rights in your state. For more information, see "Cancellation Rights - Free-Look Period," on page 28.


RISKS OF THE POLICY
1. IS MY POLICY VALUE GUARANTEED?

Your Policy Value is not guaranteed. However, the payment of the Death Benefit may be guaranteed under the Safety Net Premium feature. The value of your Policy fluctuates with the performance of the investment options you choose. Your investment options may not perform to your expectations. Your Policy Values in the Sub-Accounts may rise or fall depending on the performance of the Portfolios in which the Sub-Accounts invest and the charges under your Policy. For more detail, please see "The Portfolios and Associated Risks" on page 7 and "Investment and Fixed Account Options" on page 17. In addition, a guarantee with respect to interest rate applies only to the Fixed Account investment option.

2. IS THIS POLICY SUITABLE FOR SHORT-TERM SAVINGS?

No, you should not purchase the Policy if you may need to access the Policy Value within a short time. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered.

3. CAN MY POLICY LAPSE?

Your Policy could terminate if the value of your Policy becomes too low to support the Policy's monthly charges and the Safety Net Premium feature is not in effect. If this occurs, we notify you in writing. You will then have a 61-day Grace Period to pay additional amounts to prevent your Policy from terminating. We will send a written notice to you and any assignee of record at least 30 days before the end of the grace period. See "Lapse and Reinstatement" on page 28. If you have any outstanding Policy Loans when your Policy lapses, you may have taxable income as a result. See "Federal Taxes" on page 32.

4. ARE THERE RISKS INVOLVED WITH SPECIALIZED USES OF THE POLICY?

Because the Policy provides for an accumulation of Policy Values as well as Death Benefit, you may wish to use it for various individual and business planning purposes. Purchasing the Policy in part for such purposes may involve certain risks. For example, if the investment performance of the Sub-Accounts is poorer than expected or if sufficient Premiums are not paid, the Policy may lapse or may not accumulate sufficient Policy Value to fund the purpose for which you purchased the Policy. Withdrawals and Policy Loans may significantly affect current and future Policy Value, Surrender Value or Death Benefit proceeds. The Policy is designed to provide benefits on a long-term basis. Before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. In addition, using a Policy for a specialized purpose may have tax consequences. See "Federal Taxes" on page 32.

5. WHAT ARE THE LIMITATIONS ON WITHDRAWAL?

As noted above, the minimum withdrawal amount permitted is $250, and maximum partial withdrawal amount may not reduce the Face Amount below $25,000. After a partial withdrawal, the Net Surrender Value must be sufficient to cover the last monthly deduction times three.

While the surrender charge does not apply to partial withdrawals, we impose a $25 service fee on each


                                 6   PROSPECTUS
withdrawal. Please note that withdrawals reduce your Policy's Death Benefit, See "Partial Withdrawals" on page 26. In addition, withdrawals may have tax consequences. See "Federal Taxes" on page 32.

6. WHAT ARE THE LIMITATIONS ON TRANSFER?

We reserve the right to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers among your investment options and the Fixed Account. In addition, while we currently are not charging a transfer fee, the Policy gives us the right to impose a transfer fee of up to $10 in certain circumstances. We reserve the right to limit transfers in any Policy Year, or to refuse any transfer request for a Policy Owner or certain Policy Owners. For example, we reserve the right to limit excessive trading and transfers that would disadvantage Policy Owners or have a detrimental effect on Accumulation Unit Values or the share price of any Portfolio. See "Transfers - Trading Limitations" on page 16.

7. WHAT ARE THE LIMITATIONS OR CHARGES ON SURRENDER OF THE POLICY?

You may surrender your Policy at any time. We deduct a surrender charge from the surrender proceeds. The surrender charge is calculated as described in "Charges and Deductions - Surrender Charge" on page 30. While the amount of the surrender charge decreases over time, it may be a substantial portion or even exceed your Policy Value. In the event the Surrender Charge exceeds the Policy Value, the amount we deduct upon surrender is limited to the Policy Value. In addition, the surrender of your Policy may have tax consequences. See "Federal Taxes" on page 32.

8. WHAT ARE THE RISKS OF TAKING A POLICY LOAN?

Taking a loan from your Policy may increase the risk that your Policy will lapse, may prevent you from satisfying the Safety Net cumulative premium requirements, will have a permanent effect on your Policy Value and will reduce the Death Proceeds. In addition, if your Policy is a modified endowment contract for tax purposes, taking a Policy Loan may have tax consequences. See "Federal Taxes - Modified Endowment Contracts" on page 34.

9. WHAT ARE THE TAX CONSEQUENCES OF BUYING THIS POLICY?

Your Policy is structured to meet the definition of a life insurance contract under the Tax Code. We may need to limit the amount of Premiums you pay under the Policy to ensure that your Policy continues to meet that definition.

Current federal tax law generally excludes all Death Benefits from the gross income of the beneficiary of a life insurance policy. In addition, you generally are not subject to taxation on any increase in the Policy Value until it is withdrawn. Generally, you are taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total Premiums paid. Amounts received upon surrender or withdrawal in excess of Premiums paid are treated as ordinary income.

Special rules govern the tax treatment of life insurance policies that meet the federal definition of a modified endowment contract. Depending on the amount and timing of your Premiums, your Policy may meet that definition. Under current tax law, Death Benefit payments under modified endowment contracts, like Death Benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary. Withdrawals and policy loans, however, are treated differently. Amounts withdrawn and policy loans are treated first as income, to the extent of any gain, and then as a return of Premium. The income portion of the distribution is includible in your taxable income. In addition, an additional 10% federal penalty tax is generally imposed on the taxable portion of amounts received before age 59 1/2. We will not accept any Premium that would cause the Policy not to qualify as a life insurance contract under the Tax Code. For more information on the tax treatment of the Policy, see "Federal Taxes" on page 32.

The death benefit of life insurance policies that were transferred for value may be subject to ordinary income taxes. Estate taxes may apply. Consult your tax advisor for additional information.


THE PORTFOLIOS AND ASSOCIATED RISKS
1. WHAT IS A PORTFOLIO?

Each of the Sub-Accounts invests in the shares of one of the Portfolios. Each Portfolio is either an open-end management investment company registered under the Investment Company Act of 1940 ("1940 Act") or a separate investment series of an open-end management investment company. Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies, which are described in the Prospectuses for the Portfolios. Each Portfolio operates as a separate investment fund, and the income, gains and losses of one Portfolio generally have no effect on the investment performance of any other. Under the Policy, the Sub-Accounts currently invest in the Portfolios set forth in this Prospectus. Some of the Sub-Accounts described in this Prospectus may not be available under your Policy. For an additional discussion of the Portfolios, please see "Investment and Fixed Account Options - The Sub-Accounts and the Portfolios" on page 17.

2. WHAT ARE THE RISKS OF THE PORTFOLIOS?

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Sub-Accounts may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Portfolios in which those Sub-Accounts invest. You bear the investment risk that


                                 7   PROSPECTUS
those Portfolios possibly will not meet their investment objectives. A description of each Portfolio's investment policies and a comprehensive statement of each Portfolio's risks may be found in its Prospectus. For additional information, please see "Investment and Fixed Account Options - The Sub-Accounts and the Portfolios" on page 17.

3. HOW CAN I LEARN MORE ABOUT THE PORTFOLIOS?

You should read the Portfolios' current Prospectuses for detailed information concerning their investment objectives and strategies, and their investment risks. You should read the Portfolios' Prospectuses before allocating amounts to the Sub-Accounts. If you do not have a Prospectus for a Portfolio, please contact us at the number listed on the first page of this Prospectus and we will send you a copy.


                                 8   PROSPECTUS

FEE TABLES
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THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU PAY WHEN BUYING, OWNING AND SURRENDERING THE POLICY. THE FIRST TABLE DESCRIBES THE MAXIMUM FEES AND EXPENSES THAT YOU PAY AT THE TIME THAT YOU BUY OR SURRENDER THE POLICY OR TRANSFER FUNDS BETWEEN INVESTMENT OPTIONS.

                                TRANSACTION FEES


                      CHARGE                                 WHEN CHARGE IS DEDUCTED
------------------------------------------------- ---------------------------------------------
Premium Expense Charge (1)                        When you pay a Premium.
Surrender Charge (per $1000 of Face Amount)       When you surrender your Policy during the
   (2)                                            first 10 Policy Years.
  INITIAL SURRENDER CHARGE FOR 45 YEAR-OLD MALE
  NON-SMOKER, $120,000 FACE AMOUNT
Partial Withdrawal Service Fee (3)                When you make a withdrawal.
Transfer Fee (4)                                  Second and each subsequent transfer in each
                                                  calendar month.
Loan Interest Rate (5)(6)                         When you have a Policy Loan



                      CHARGE                                     AMOUNT DEDUCTED
------------------------------------------------- --------------------------------------------
Premium Expense Charge (1)                        6.00% of the Premium amount.
Surrender Charge (per $1000 of Face Amount)
   (2)
                                                  Maximum: $47.49 per $1000
                                                  Minimum: $4.48 per $1000
  INITIAL SURRENDER CHARGE FOR 45 YEAR-OLD MALE   $20.88 per $1000
  NON-SMOKER, $120,000 FACE AMOUNT
Partial Withdrawal Service Fee (3)                The lesser of 2% of amount withdrawn or
                                                  $ 25.00
Transfer Fee (4)                                  $10.00 maximum; $0 current
Loan Interest Rate (5)(6)                         Interest Rate on Preferred Loans 2%
                                                  Interest Rate on Standard Loans 3%

(1)   New York does not assess state premium taxes.

(2) The initial amount of the surrender charge generally equals the Initial Face Amount of your Policy multiplied by the applicable rate per thousand dollars of Face Amount. The applicable rate depends on the Insured's age at issue, sex, status as a smoker and appropriate surrender charge percentage for the Policy Year in which the surrender occurs. An additional surrender charge applies to Face Amount increases. The surrender charge shown in the table above may not be representative of the charge you would pay. Surrenders are not assessed a partial withdrawal fee. For more information about the surrender charge that would apply to your Policy, please contact us at the address or telephone number shown on the first page of this Prospectus or contact your agent.

(3)   A Surrender Charge is not assessed on a partial withdrawal.

(4) Currently, we are waiving this fee. The underlying Portfolios are authorized by SEC regulation to adopt and impose redemption fees of up to 2% of the amount transferred if a Portfolio's Board of Directors determines that such fees are necessary to minimize or eliminate short-term transfer activity. Currently, none of the Portfolios are imposing redemption fees. For more information see Short Term Trading Fees on page 17.

(5) When we make a Policy Loan, we transfer to the Loan Account a portion of the Policy Value equal to the loan amount. The amounts allocated to the Loan Account are currently credited with interest at 2%. For more information, see "Policy Loans" on page 25.

(6) Upon expiration of the initial surrender charge period, all new and existing loans will be treated as preferred loans.

THE TABLE BELOW DESCRIBES THE FEES AND EXPENSES THAT YOU PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY, NOT INCLUDING THE PORTFOLIO FEES AND EXPENSES. EACH OF THESE FEES IS CALCULATED MONTHLY AND DEDUCTED FROM YOUR POLICY VALUE AS PART OF THE MONTHLY DEDUCTION


            PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES


                 CHARGE                  WHEN CHARGE IS DEDUCTED                      AMOUNT DEDUCTED
--------------------------------------- ------------------------- --------------------------------------------------------
Cost of Insurance Charge (per           Monthly
 $1000 Net Amount at Risk) (1)
MAXIMUM AND MINIMUM COI                                           GUARANTEED:                  CURRENT:
 CHARGE AMONG ALL POSSIBLE INSUREDS:                              Maximum: $83.33 per $1000.   Maximum: $83.33 per $1000
                                                                  Minimum: $0.007 per $1000.   Minimum: $0.005 per $1000.

                                9  PROSPECTUS

                CHARGE                   WHEN CHARGE IS DEDUCTED                          AMOUNT DEDUCTED
------------------------------------- ----------------------------- ------------------------------------------------------------
COI CHARGE FOR A 45-YEAR OLD MALE                                   GUARANTEED:                      CURRENT:
 NON-SMOKER, $120,000 FACE                                          $0.156 per $1000.                $0.156 per $1000.
 AMOUNT, AT ISSUE
Administrative Expense Charge         Monthly during the first 30   Guaranteed Monthly rate: Same    Current Monthly rate:
 (tiered charge based upon per        Policy Years                  as current                       Maximum: $0.35 per $1000
 $1000 Initial Face Amount) (2)                                                                      Minimum: $0.06 per $1000.
Policy Fee                            Monthly                       Guaranteed: $15.00
Mortality and Expense Risk Charge     Monthly                       Guaranteed Monthly Rate:
 (as a percentage of total monthly                                  Policy Years 1-10: 0.071%
 Subaccount Value) (3)

(1) The cost of insurance charge varies based on individual characteristics such as the age, Policy Year, underwriting class, Face Amount and sex of the Insured. We determine the current cost of insurance rates, but we guarantee that we will never charge you a higher cost of insurance rate than the guaranteed rate shown in your Policy. We calculate a separate cost of insurance charge for any increase in the Face Amount based on the Insured's circumstances at the time of the increase. For more information about the calculation of the Net Amount at Risk and the cost of insurance charges, see "Charges and Deductions" on page 29. Net Amount at Risk is defined as (a) - (b), where (a) is the Death Benefit as of the prior Monthly Activity Day divided by 1.0032737; and (b) is the Policy Value as of the prior Monthly Activity Day.

  The cost of insurance charge shown in the table above may not be representative of the charge you would pay. For more information about the cost of insurance charge that would apply to your Policy, please contact us at the address or telephone number shown on the first page of this Prospectus or contact your agent.

(2) The monthly Administrative Expense Charge is 1/12 the annual rate. The maximum monthly rate for the Administrative Expense Charge is the same as current. The current monthly rate for Face Amounts in excess of $100,000 is $0.06 for $1,000.

(3) The guaranteed monthly mortality and expense risk charge is 0.058% for the first 10 Policy Years and 0.024% thereafter.

  We currently do not deduct a separate charge against the Separate Account for income taxes. In the future, however, we may impose such a charge if, in our sole discretion, we determine that we will incur a tax from the operation of the Separate Account.


                            OPTIONAL BENEFIT CHARGES


Currently, we are offering the following optional riders. The charges for the riders you select are deducted monthly from your Policy Value as part of the Monthly Deduction or as noted. You may not be eligible for all optional Riders shown below. The benefits provided under each rider are summarized in "Optional Insurance Benefits" beginning on page 24 below:


                 OPTIONAL BENEFIT                  WHEN CHARGE IS DEDUCTED          AMOUNT DEDUCTED
------------------------------------------------- ------------------------- -------------------------------
Children's Level Term Rider (per $5,000 unit of            Monthly             $2.50 per unit per month
 coverage)
Accidental Death Benefit Rider (per $1,000 of              Monthly
 benefit amount) (1)
  MAXIMUM AND MINIMUM COI CHARGE AMONG                                      Maximum COI: $0.13 per $1,000
  ALL POSSIBLE INSUREDS:                                                    Minimum COI: $0.08 per $1,000
  COI CHARGE FOR A 45-YEAR OLD MALE                                             COI: $0.10 per $1,000
  NON-SMOKER, $120,000 FACE AMOUNT, AT ISSUE:
Continuation of Payment Rider (per $100 of                 Monthly
 benefit amount) (2)
  MAXIMUM AND MINIMUM COI CHARGE AMONG                                       Maximum COI: $1.54 per $100
  ALL POSSIBLE INSUREDS:                                                     Minimum COI: $0.248 per $100
  COI CHARGE FOR A 45-YEAR OLD MALE                                              COI: $0.636 per $100
  NON-SMOKER, $120,000 FACE AMOUNT, AT ISSUE:
Guaranteed Insurability Rider (3)                          Monthly

                                10  PROSPECTUS

              OPTIONAL BENEFIT                    WHEN CHARGE IS DEDUCTED               AMOUNT DEDUCTED
-------------------------------------------      -------------------------      ------------------------------
  MINIMUM AND MAXIMUM COI CHARGE AMONG                                          Maximum COI: $0.12 per $1,000
  ALL POSSIBLE INSUREDS:                                                        Minimum COI: $0.07 per $1,000
  COI CHARGE FOR 30-YEAR OLD:                                                       COI: $0.11 per $1,000
Accelerated Death Benefit Rider, Terminal           When Benefit Elected        $  150
 Illness
Overloan Protection Rider                           When Benefit Elected             4.5% of Policy Value

(1) The applicable charge depends on the Insured's age when the Rider is added to your Policy. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

(2) The applicable charge depends on the Insured's sex and age when the Rider is added to your Policy. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

(3) The Guaranteed Insurability Rider can be elected only at Policy issue for insureds 38 years old and younger. The applicable charge depends on the Insured's age at issue. For more information about the charge that applies to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.


PORTFOLIO ANNUAL EXPENSES (AS A PERCENTAGE OF PORTFOLIO AVERAGE DAILY NET
ASSETS)

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY. ADVISORS AND/OR OTHER SERVICE PROVIDERS OF CERTAIN PORTFOLIOS MAY HAVE AGREED TO WAIVE THEIR FEES AND/OR REIMBURSE PORTFOLIO EXPENSES IN ORDER TO KEEP THE PORTFOLIOS' EXPENSES BELOW SPECIFIED LIMITS. THE RANGE OF EXPENSES SHOWN IN THIS TABLE DOES NOT SHOW THE EFFECT OF ANY SUCH FEE WAIVER OR EXPENSE REIMBURSEMENT. MORE DETAIL CONCERNING EACH PORTFOLIO'S FEES AND EXPENSES APPEARS IN THE PROSPECTUS FOR EACH PORTFOLIO.


                                                                                             MINIMUM         MAXIMUM
Total Annual Operating Expenses(1) (expenses that are deducted from Portfolio assets, which may include management fees, distribution and/or service (12b-1) fees, and
other expenses)                                                                             0.10%          1.10%

(1) Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2015.

PURCHASE OF POLICY AND PREMIUMS
--------------------------------------------------------------------------------

APPLICATION FOR A POLICY. You may apply to purchase a Policy by submitting a written application to us at the address given on the first page of this Prospectus. The maximum issue age is 80. The minimum Face Amount for a Policy is $100,000. Before we issue a Policy, we require you to submit evidence of insurability satisfactory to us. Acceptance of your application is subject to our underwriting rules. We reserve the right to reject your application for any lawful reason. If we do not issue a Policy to you, we return your Premium to you. We reserve the right to change the terms or conditions of your Policy to comply with changes in the applicable law.

We issue your Policy when we have determined that your application meets our underwriting requirements. We apply our customary underwriting standards to the proposed Insured. If on the Issue Date there are outstanding requirements, we will allocate your Premium when all requirements have been met. An example of an outstanding requirement is an amendment to your application that requires your signature. We commence coverage of the Insured under the Policy, on the later of: (i) the Issue Date, (ii) the date that we receive your first Premium, or (iii) the date that all underwriting requirements have been met.

If you pay a Premium with your application, we provide you with up to $1,000,000 of temporary conditional insurance if you meet all of the terms of the Temporary Insurance Agreement. The Temporary Insurance Agreement provides coverage during the underwriting of your application but only if you meet its requirements, including you are free of certain excluded medical conditions. This temporary conditional coverage starts when you complete your application and pay the first Premium, unless a medical exam or lab test results are


                                11   PROSPECTUS
required. In that event, temporary conditional coverage starts when all medical exams have been completed and lab specimens provided. The Issue Date determines Monthly Activity Days, Policy Months, and Policy Years.

PREMIUM PAYMENTS. During the first Policy Year, you must pay an amount at least equal to the required Premium shown in your Policy. You may also make a Monthly Automatic Payment.

You may pay additional Premium at any time, and in any amount, as long as your Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code, as explained in "Federal Taxes" beginning on page
32. Premiums must be sent to us at our address on the first page. Unless you request otherwise in writing, we treat all payments received while a Policy loan exists as new Premium.

Your Policy also shows a planned periodic Premium amount; however, you are not required to pay the planned periodic Premiums. You set the planned periodic Premium when you purchase your Policy. Your Policy will not lapse because you did not pay a planned periodic Premium.

Even if you pay all of the planned periodic Premiums, your Policy nevertheless may enter the Grace Period and thereafter lapse if you have not paid the required Safety Net Premium amount and the Net Surrender Value is no longer enough to pay the Monthly Deductions. Please see the "Safety Net Premium" discussion just below. Yet, paying planned periodic Premiums will generally provide greater benefits than if a lower amount of Premium is paid.

PREMIUM LIMITS. Before we accept any Premium that would require an increase in the net amount at risk under the Policy, you first must provide us with evidence of insurability. The Tax Code imposes limits on the amount of Premium that can be contributed under a life insurance contract. If you exceed this limit, your Policy would lose its favorable federal income tax treatment under the Tax Code. Accordingly, we will not accept any Premium that would cause your Policy to exceed this limit, unless you increase the Face Amount of your Policy appropriately. To obtain this increase, you must submit a written request to us and provide evidence of insurability meeting our then current underwriting standards. Otherwise, we will only accept the portion of your Premium that would cause your total Premiums to equal the maximum permitted amount and we will return the excess to you. In addition, we will not accept any additional Premium from you until we can do so without exceeding the limit set by the Tax Code.

Paying too much Premium also could cause your Policy to be treated as a "modified endowment contract" for federal income tax purposes. See "Modified Endowment Contracts" at page 34 below for more information.

SAFETY NET PREMIUM. The Safety Net Premium feature can enable you to keep your Policy (including any riders) in force during a specified period regardless of changes in the Policy Value. If the Insured is age 60 or less at the Issue Date, the specified period is the first 20 Policy Years. If the Insured is age 61 to 75 at the Issue Date, it runs from the Issue Date until the next Policy Anniversary after the Insured's 80th birthday. If the Insured is over age 75 at the Issue Date, it runs from the Issue Date until five years after the Issue Date.

Ordinarily, your Policy enters the Grace Period and may lapse if the Net Surrender Value is not sufficient to pay a Monthly Deduction when it is due. For additional discussion of lapse, please see "Lapse and Reinstatement" on page 28. Under the Safety Net Premium feature, however, we guarantee that, regardless of declines in your Policy Value, your Policy will not enter the Grace Period if your total Premiums paid since the Issue Date, less any partial withdrawals and outstanding Policy Loans, are greater than the monthly Safety Net Premium amount times the number of months since the Issue Date.

During the first Policy Year, the Safety Net Premium amount is the minimum Premium required in order to issue the Policy. In subsequent years, the Safety Net Premium is the same as that of the first year provided there are no changes made to your Policy. As a result, if you pay your required Premium on a timely basis, the Safety Net Premium feature remains in effect. Because the Safety Net Premium feature covers optional Riders, adding optional Riders to your Policy increases your Safety Net Premium amount. Face amount increases or decreases, partial withdrawals, and death benefit option changes may also affect the monthly Safety Net Premiums.

If at any time your total Premiums, less partial withdrawals and Policy Debt, are less than the product of the monthly Safety Net Premium times the number of Policy Months since the Issue Date, the Safety Net Premium guarantee ends. We will notify you and you will be given 61 days to satisfy any shortfall. If such payments are not made during this period, the Safety Net Premium provision will terminate. The Safety Net Premium feature can be reinstated at any time before the Safety Net expiry date if total premium payments received, less partial withdrawals and policy debt are greater than the sum of the required monthly safety net premiums. For more detail about the circumstances in which the Policy will lapse, see "Lapse and Reinstatement" on page 28.

The following are examples of how the Safety Net Premium may change as a result of changes in your Policy:


                                                        MONTHLY
                                                       SAFETY NET
                   BASE POLICY                          PREMIUM
Face Amount $250,000, 45 Male Non-Smoker, Death
Benefit Option 1, no riders                           $ 211.88

                                12   PROSPECTUS

                                                    MONTHLY
                                                   SAFETY NET
                 BASE POLICY                        PREMIUM
           CHANGES TO BASE POLICY
Increase Face Amount to $300,000 in year 5        $ 263.92
Decrease Face Amount to $200,000 in year 5        $ 169.50
Partial Withdrawal of $3,000 in year 5            $ 209.34

MODIFIED ENDOWMENT CONTRACTS. Under certain circumstances, a Policy could be classified as a "modified endowment contract," which is a category of life insurance contract defined in the Tax Code. If your Policy were to become a modified endowment contract, distributions and loans from the Policy could result in current taxable income for you, as well as other adverse tax consequences. These tax consequences are described in more detail in "Federal Taxes - Modified Endowment Contracts."

Your Policy could be a Modified Endowment Contract if, among other things, you pay too much Premium or if the Death Benefit is reduced. We monitor the status of your Policy and advise you if you need to take action to prevent the Policy from becoming a modified endowment contract. If you pay a Premium that would result in this classification, we notify you and allow you to request a refund of the excess Premium, or other action, to avoid having your Policy become a modified endowment contract. If, however, you choose to have your Policy become a modified endowment contract, we do not refund the Premium.

Your policy will be a Modified Endowment Contract if it is issued to replace a modified endowment contract issued by another insurer. Payment of additional Premium in connection with a replacement also could cause your Policy to become a modified endowment contract. For more information, please consult your tax advisor, and see "Replacement of Modified Endowment Contracts" in the Statement of Additional Information.

ALLOCATION OF PREMIUMS. Your Net Premiums are allocated to the Sub-Account(s) and the Fixed Account in the proportions that you have selected. You must specify your allocation percentages in your Policy application. Percentages must be in whole numbers and the total allocation must equal 100%. We allocate your subsequent Net Premiums in those percentages until you give us new allocation instructions.

Initially, you may allocate your Policy Value among twenty-one (21) options, counting each Sub-Account and the Fixed Account as one option. You may allocate Policy Value among these options from time to time so long as your Policy Value is spread among no more than the 21 options. In the future, we may change or waive this limit.

We allocate your initial Net Premium to the Sub-Accounts and the Fixed Account, as you have instructed us, on the Issue Date. If you do not pay the first Premium until after the Issue Date, we allocate your initial Net Premium to the Sub-Accounts and the Fixed Account on the date we receive it at the Home Office. If there are outstanding requirements when we issue the Policy, your Premiums are not allocated until all requirements are satisfied. In these cases, the premium is held in an account without interest until the outstanding requirements are satisfied. We do not credit earnings or interest before the Issue Date.

We are required to return your Premium if you cancel your Policy during the "free-look" period. We will delay allocating your Premiums to the Sub-Accounts or to the Fixed Account until after the "free-look" period. In the interim, we allocate all of your Premiums to the Fixed Account only. For more information, please see "Cancellation Rights" on page 28.

POLICY VALUE
--------------------------------------------------------------------------------

GENERAL. Your Policy Value is the sum of the values of your interests in the Sub-Accounts of the separate account plus the value of the Fixed Account and the Loan Account. Your Policy Value changes daily to reflect the performance of the Sub-Accounts you have chosen, the addition of interest credited to the Fixed Account, the addition of Net Premiums, and the subtraction of partial withdrawals and charges assessed. There is no minimum guaranteed Policy Value.

On the Issue Date or, if later, the date your first Premium is received, we deduct the Monthly Deduction for the first Policy Month. We have described the formula to compute your portion of Policy Value in a particular Sub-Account in the Statement of Additional Information.

We make all calculations in connection with the Policy (other than the initial Premiums) on the date we receive your Premium or your request for other action, if that date is a Valuation Date. Otherwise, we make that determination on the next succeeding day that is a Valuation Date. Calculations for initial Premiums and Premiums requiring underwriting are made on the date your Net Premium is allocated to the Sub-Accounts and the Fixed Account, as described in "Allocation of Premiums" above.

ACCUMULATION UNITS. We determine the number of Accumulation Units in each Sub-Account to allocate to your Policy by dividing that portion of your Net Premium or other transaction allocated to a Sub-Account by that Sub-Account's Accumulation Unit Value on the Valuation Date when the allocation occurs.

ACCUMULATION UNIT VALUE. The Accumulation Unit Value for each Sub-Account varies to reflect the investment experience of the applicable Portfolio. We determine the Accumulation Unit Value for each


                                13   PROSPECTUS

Sub-Account on each Valuation Date by multiplying the Accumulation Unit Value on the preceding Valuation Date by the Net Investment Factor for that Sub-Account for the Valuation Period then ended.

The Net Investment Factor for each Sub-Account is (1) divided by (2), where:

1) equals (a) the net asset value per share of the Portfolio held in the Sub-Account at the end of the current Valuation Period, plus (b) the per share amount of any dividend or capital gains distribution made by the Portfolio during the current Valuation Period, plus or minus (c) a per share credit or charge with respect to any taxes which we paid or for which we reserved during the Valuation Period which are determined by us to be attributable to the operation of the Sub-Account (no federal income taxes currently are applicable); and

2) is the net asset value per share of the Portfolio held in the Sub-Account at the end of the previous Valuation Period.

Please refer to the Prospectuses for the Portfolios for a description of how the assets of each Portfolio are valued, since that determination has a direct bearing on the Net Investment Factor of the corresponding Sub-Account and, therefore, your Policy Value.

WRITTEN REQUESTS AND FORMS IN GOOD ORDER.
Written requests must include sufficient information and/or documentation, and be sufficiently clear, to enable us to complete your request without the need to exercise discretion on our part to carry it out. You may contact our Customer Service Center to learn what information we require for your particular request to be in "good order." Additionally, we may require that you submit your request on our form. We reserve the right to determine whether any particular request is in good order, and to change or waive any good order requirements at any time.

POSTPONEMENT OF PAYMENTS. We may defer for up to fifteen days the payment of any amount attributable to a Premium paid by check to allow the check a reasonable time to clear. We may postpone paying any amount for a total surrender or a partial withdrawal, the disbursement of a Policy Loan, or the payment of the Death Benefit Proceeds, in the following circumstances: (i) whenever the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings); (ii) when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the Separate Account's investments or determination of the value of its net assets is not reasonably practicable; or (iii) at any other time permitted by the SEC for your protection.

In addition, we may delay payment of the Surrender Value in the Fixed Account for up to six months or a shorter period if required by law. If we defer payment for more than 30 days, we add interest at our current rate from the time you asked for the Surrender Value in accordance with applicable state law.

We may postpone paying any amount for a total surrender, a partial withdrawal, or the disbursement of a Policy Loan to authenticate the signature on a request. In the event that we postpone payment, the request will not be effective until we have validated the signature on the request to our satisfaction. Once accepted, the request for a total surrender, a partial withdrawal, or a Policy Loan will be paid within seven days.

TRANSFERS
--------------------------------------------------------------------------------

GENERAL. While the Policy is in force, you may transfer Policy Value among the Fixed Account and Sub-Accounts in writing or by telephone. Currently, there is no minimum transfer amount. We may set a minimum transfer amount in the future. In the future, we may charge you the transfer fee described on page 31, although currently we are waiving it.

You currently may not have Policy Value in more than twenty-one (21) options, counting each Sub-Account and the Fixed Account as one option. Accordingly, we will not perform a transfer that would cause your Policy to exceed that limit. We may waive this limit in the future.

Generally, we only make transfers on days when the NYSE is open for business. See "Policy Value" on page 13. If we receive your request on a day when the NYSE is not open for business, or if we receive your request after the close of business on the NYSE, we make the transfer on the first subsequent day on which the NYSE is open.

Special requirements apply to transfers from the Fixed Account. You may transfer a single payment from the Fixed Account to the Sub-Accounts only during the 60-day period beginning on the Issue Date or each Policy Anniversary. We do not process transfer requests involving the Fixed Account at any other time, except transfers pursuant to a Dollar Cost Averaging or Portfolio Rebalancing program.

You may not transfer Policy Value or allocate new Premiums into the Fixed Account if transfers are being made out under the Dollar Cost Averaging program. However, we may waive or modify these restrictions on transfers from the Fixed Account.

This limit also applies to transfers under a Dollar Cost Averaging program, unless you choose to transfer your entire Fixed Account balance to Sub-Accounts. In that case, your maximum monthly transfer amount may not be more than 1/36th of your Fixed Account balance on the day of the first transfer.


                                14   PROSPECTUS

The Policy permits us to defer transfers from the Fixed Account for up to six months from the date you request a transfer.

TRANSFERS AUTHORIZED BY TELEPHONE. You may make transfers by telephone. Telephone transfers may not be available if all lines are busy. In that case, you will need to submit a written request or try to call later. Please see the SAI for a description of our procedures for telephone transfers.

We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we request identifying information from persons purporting to authorize transfers. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

At any time, we may suspend, modify or terminate your privilege to make transfers via the telephone, or via other electronic or automated means specifically approved by the Company, including, but not limited to, automated telephone services, facsimile machine, e-mail and electronic services via online access. Among other things, we reserve the right to limit the number of such transfers among the Sub-Accounts in any Policy Year, or to refuse any telephone transfer request. We also reserve the right to restrict such transfers in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Policy Owners.

DOLLAR COST AVERAGING. Under our automatic Dollar Cost Averaging program, while the Policy is in force you may authorize us to transfer a fixed dollar amount at fixed intervals from the Fixed Account or a Sub-Account of your choosing so long as your Policy Value is spread among no more than twenty-one options, other Sub-Accounts or the Fixed Account. The interval between transfers may be monthly, quarterly, semi-annually or annually, at your option. There are no fees associated with the Dollar Cost Averaging program. Transfers made under a Dollar Cost Averaging program will not be assessed a transfer fee and do not count towards the number of transfers you can make before a transfer fee applies. The transfers are made at the Accumulation Unit Value on the date of the transfer. The transfers continue until you instruct us otherwise, or until your chosen source of transfer payments is exhausted. Currently, the minimum transfer amount is $100 per transfer. We may change this minimum or grant exceptions. If you elect this program, the first transfer occurs one interval after you elect the Dollar Cost Averaging program. Your request to participate in this program is effective when we receive your completed application at the P.O. Box given on the first page of this Prospectus. Please call or write us for a copy of the application. You may elect to increase, decrease or change the frequency or amount of transfer payments under a Dollar Cost Averaging program. Special restrictions apply to transfers from the Fixed Account. Please see "Transfers - General" on page 14 for a discussion of these restrictions.

The theory of Dollar Cost Averaging is that by spreading your investment over time, you may be able to reduce the effect of transitory market conditions on your investment. In addition, because a given dollar amount purchases more units when the unit prices are relatively low rather than when the prices are higher, in a fluctuating market, the average cost per unit may be less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program, nor does it prevent or necessarily reduce losses in a declining market. Moreover, while we refer to this program of periodic transfers generally as Dollar Cost Averaging, periodic transfers from a Sub-Account with more volatile performance experience is unlikely to produce the desired effects of Dollar Cost Averaging as would transfers from a less volatile Sub-Account. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time.

PORTFOLIO REBALANCING. Portfolio Rebalancing allows you to maintain the percentage of your Policy Value allocated to each Sub-Account or the Fixed Account or both at a preset level. Over time, the variations in each Sub-Account's investment results shift the balance of your Policy Value allocations. Under the Portfolio Rebalancing feature, we automatically transfer your Policy Value, including new Premiums, back to the percentages you specify. Portfolio Rebalancing is consistent with maintaining your desired allocation among the investment options.

You may choose to have rebalances made monthly, quarterly, semi-annually or annually. There are no fees associated with Portfolio Rebalancing. Transfers made under a Portfolio Rebalancing program will not be assessed a transfer fee and do not count towards the number of transfers you can make before a transfer fee applies. No more than twenty-one (21) Sub-Accounts, or twenty (20) Sub-Accounts and the Fixed Account, can be included in a Portfolio Rebalancing program at one time. Transfers from the Fixed Account under a Portfolio Rebalancing program are subject to the overall limit on transfers from the Fixed Account. Accordingly, if the total amount transferred from the Fixed Account in any Policy Year reaches that limit before the end of the year, we do not transfer additional amounts from the Fixed Account for Portfolio Rebalancing purposes until the next Policy Year. We automatically terminate this option if you request any transfers outside the Portfolio Rebalancing program. If you wish to resume the Portfolio Rebalancing after it has been canceled, then you must complete a new Portfolio Rebalancing form and send it to our home office.


                                15   PROSPECTUS

You may request Portfolio Rebalancing at any time by submitting a completed written request to us at the address given on the first page of this Prospectus. Please call or write us for a copy of the request form. If you stop Portfolio Rebalancing, you must wait 30 days to begin again. The date of your rebalancing must coincide with the same day of the month as your Issue Date. If you request rebalancing on your Policy application and specify the frequency, but not the date, for your first rebalancing, it occurs one interval after the Issue Date. Otherwise, your first rebalancing occurs one interval after we receive your completed request form. All subsequent rebalancings occur at the intervals you have specified on the day of the month that coincides with the same day of the month as your Issue Date.

Generally, you may change the allocation percentages, frequency or choice of Sub-Accounts at any time. If you include the Fixed Account in a Portfolio Rebalancing program, however, in any consecutive twelve months you may not change the allocation percentages more than twice and the total change to the Fixed Amount allocation may not exceed 20%. We may waive this restriction.

If your total Policy Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of Portfolio Rebalancing. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time. We may change, terminate, limit or suspend Portfolio Rebalancing at any time.

MARKET TIMING & EXCESSIVE TRADING The Policies are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Sub-Accounts and can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance and adversely affect your Policy Value. Our policy is not to accept knowingly any premium intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Policy if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Policy.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If, in our judgment, we determine that the transfers are part of a market timing strategy or are otherwise harmful to the underlying Portfolio, we will impose the trading limitations as described below under "Trading Limitations." Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in Sub-Accounts, because our procedures involve the exercise of reasonable judgment, we may not identify or prevent some market timing or excessive trading. Moreover, imposition of trading limitations is triggered by the detection of market timing or excessive trading activity, and the trading limitations are not applied prior to detection of such trading activity. Therefore, our policies and procedures do not prevent such trading activity before it is detected. As a result, some investors may be able to engage in market timing and excessive trading, while others are prohibited, and the Sub-Account may experience the adverse effects of market timing and excessive trading described above.

TRADING LIMITATIONS. We reserve the right to limit transfers among the investment alternatives in any Policy Year, require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery, or to refuse any transfer request, if:

o we believe, in our sole discretion, that certain trading practices, such as excessive trading, by, or on behalf of, one or more Policy Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Sub-Account or on the share prices of the corresponding Portfolio or otherwise would be to the disadvantage of other Policy Owners; or

o we are informed by one or more of the Portfolios that they intend to restrict the purchase, exchange, or redemption of Portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Portfolio shares.

In making the determination that trading activity constitutes market timing or excessive trading, we will consider, among other things:

o the total dollar amount being transferred, both in the aggregate and in the transfer request;

o the number of transfers you make over a period of time and/or the period of time between transfers (note: one set of transfers to and from a Sub-Account in a short period of time can constitute market timing);

o whether your transfers follow a pattern that appears designed to take advantage of short term market fluctuations, particularly within certain Sub-Account underlying Portfolios that we have identified as being susceptible to market timing activities (E.G., International, High Yield, and Small Cap Sub-Accounts);

o whether the manager of the underlying Portfolio has indicated that the transfers interfere with Portfolio management or otherwise adversely impact the Portfolio; and


                                16   PROSPECTUS

o    the investment objectives and/or size of the Sub-Account's underlying
     Portfolio.

We seek to uniformly apply these trading limitations to all trades, including those that occur through omnibus accounts at intermediaries. However, because these determinations involve the exercise of discretion, it is possible that we may not detect some market timing or excessive trading activity. As a result, it is possible that some investors may be able to engage in market timing or excessive trading activity, while others are prohibited, and the Portfolio may experience the adverse effects of market timing and excessive trading described above.

If we determine that a Policy Owner has engaged in market timing or excessive trading activity, we will require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery. If we determine that a Policy Owner continues to engage in a pattern of market timing or excessive trading activity we will restrict that Policy Owner from making future additions or transfers into the impacted Sub-Account(s) or will restrict that Policy Owner from making future additions or transfers into the class of Sub-Account(s) if the Sub-Accounts(s) involved are vulnerable to arbitrage market timing trading activity (E.G., International, High Yield, and Small Cap Sub-Accounts).

In our sole discretion, we may revise our Trading Limitations at any time as necessary to better deter or minimize market timing and excessive trading or to comply with regulatory requirements.

AGREEMENTS TO SHARE INFORMATION WITH FUNDS.
Under the Investment Company Act of 1940, Allstate Life Insurance Company of New York has entered into information sharing agreements with each of the fund companies whose funds are offered under the Policy. Policy Owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and Allstate New York's trading policy. Under these agreements, Allstate New York is required to share information regarding Policy Owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about Policy Owner transactions, this information may include personal Policy Owner information, including names and social security numbers or other tax identification numbers. As a result of this information sharing, a fund company may direct us to restrict a Policy Owner's transactions if the fund determines that the Policy Owner has violated the fund's frequent trading policies. This could include the fund directing us to reject any allocations of premium or Policy value to the fund.

SHORT TERM TRADING FEES. The underlying Portfolios are authorized by SEC regulation to adopt and impose redemption fees if a Portfolio's Board of Directors determines that such fees are necessary to minimize or eliminate short-term transfer activity and/or holding periods that can reduce or dilute the value of outstanding shares issued by the Portfolio. The Portfolio will set the parameters relating to the redemption fee and such parameters may vary by Portfolio. If a Portfolio elects to adopt and charge redemption fees, these fees will be passed on to the Policy Owner(s) responsible for the short-term transfer activity generating the fee.

We will administer and collect redemption fees and forward these fees to the Portfolio. Please consult the Portfolio's prospectus for more complete information regarding the fees and charges associated with each Portfolio.

INVESTMENT AND FIXED ACCOUNT OPTIONS
--------------------------------------------------------------------------------

THE SUB-ACCOUNTS AND THE PORTFOLIOS. Each of the Sub-Accounts of the Separate Account invests in the shares of one of the Portfolios. The income and realized and unrealized gains or losses on the assets of each Sub-Account are separate and are credited to or charged against the particular Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other part of our business. We use the Net Premiums you allocate to a Sub-Account to purchase shares in the corresponding Portfolio and redeem shares in the Portfolios to meet Policy obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

Each Portfolio is either an open-end management investment company registered under the 1940 Act or a separate investment series of an open-end management investment company.

Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio is subject to certain investment restrictions and policies, which may not be changed without the approval of a majority of the shareholders of the Portfolio. Each Portfolio operates as a separate investment fund, and the income, gains and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Sub-Accounts may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Portfolios in which those Sub-Accounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives.


                                17   PROSPECTUS

We have briefly described the Portfolios below. You should read the current

Prospectuses for the Portfolios for more detailed and complete information concerning the Portfolios, their investment objectives and strategies, and the investment risks associated with the Portfolios. If you do not have a
                                                 --------------------
Prospectus for a Portfolio, contact us and we will send you a copy.
-------------------------------------------------------------------

VARIABLE INSURANCE PORTFOLIOS MIGHT NOT BE MANAGED BY THE SAME PORTFOLIO MANAGERS WHO MANAGE RETAIL MUTUAL FUNDS WITH SIMILAR NAMES. THESE PORTFOLIOS ARE LIKELY TO DIFFER FROM SIMILARLY NAMED RETAIL MUTUAL FUNDS IN ASSETS, CASH FLOW, AND TAX MATTERS. ACCORDINGLY, THE HOLDINGS AND INVESTMENT RESULTS OF A VARIABLE INSURANCE PORTFOLIO CAN BE EXPECTED TO BE HIGHER OR LOWER THAN THE INVESTMENT RESULTS OF A SIMILARLY NAMED RETAIL MUTUAL FUND.


Sub-Accounts                                         Investment Objective
 AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
 Invesco V.I. American Value Fund - Series I         To provide above-average total return over a market
                                                     cycle of three to five years by investing in common
                                                     stocks and other equity securities
 Invesco V.I. Diversified Dividend Fund - Series I   To provide reasonable current income and long-term
                                                     growth of income and capital
 Invesco V.I. High Yield Fund - Series I             Total return comprised of current income and capital
                                                     appreciation
 Invesco V.I. International Growth Fund - Series I   Long-term growth of capital
 Invesco V.I. Mid Cap Growth Fund - Series I         To seek capital growth
 Invesco V.I. Value Opportunities Fund - Series I    Long-term growth of capital
 THE ALGER PORTFOLIOS
 Alger Balanced Portfolio - Class I-2                Current income and long-term capital appreciation
 Alger Capital Appreciation Portfolio - Class I-2    Long-term capital appreciation
 Alger Mid Cap Growth Portfolio - Class I-2          Long-term capital appreciation
 Alger Small Cap Growth Portfolio - Class I-2        Long-term capital appreciation



Sub-Accounts                                         Investment Advisor
 AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
 Invesco V.I. American Value Fund - Series I
 Invesco V.I. Diversified Dividend Fund - Series I
                                                     INVESCO ADVISERS, INC.
 Invesco V.I. High Yield Fund - Series I
 Invesco V.I. International Growth Fund - Series I
 Invesco V.I. Mid Cap Growth Fund - Series I
 Invesco V.I. Value Opportunities Fund - Series I
 THE ALGER PORTFOLIOS
 Alger Balanced Portfolio - Class I-2
 Alger Capital Appreciation Portfolio - Class I-2
                                                     FRED ALGER MANAGEMENT,
                                                     INC.
 Alger Mid Cap Growth Portfolio - Class I-2
 Alger Small Cap Growth Portfolio - Class I-2

                                18  PROSPECTUS

Sub-Accounts                                          Investment Objective
 FIDELITY(Reg. TM) VARIABLE INSURANCE PRODUCTS
 Fidelity VIP Contrafund(Reg. TM) Portfolio - Initial Long-term capital appreciation
  Class
 Fidelity VIP Disciplined Small Cap Portfolio -       Seeks capital apprecitation
  Initial Class
 Fidelity VIP Emerging Markets Portfolio -            Capital appreciation
  Initial Class
 Fidelity VIP Equity-Income Portfolio - Initial       Reasonable Income. The fund will also consider the
  Class                                               potential for capital appreciation. The fund's goal is to
                                                      achieve a yield which exceeds the composite yield on the
                                                      securities comprising the S&P 500(Reg. TM) Index
 Fidelity VIP Government Money Market                 As high a level of current income as is consistent with
  Portfolio - Initial Class                           preservation of capital and liquidity
 Fidelity VIP Growth Portfolio - Initial Class        To achieve capital appreciation
 Fidelity VIP Index 500 Portfolio - Initial Class     Investment results that correspond to the total return of
                                                      common stocks publicly traded in the United States, as
                                                      represented by the S&P 500(Reg. TM) Index.
 Fidelity VIP Investment Grade Bond Portfolio -       As high a level of current income as is consistent with
  Initial Class                                       the preservation of capital
 Fidelity VIP Mid Cap Portfolio - Initial Class       Long-term growth of capital
 Fidelity VIP Real Estate Portfolio - Initial Class   Above-average income and long-term capital growth,
                                                      consistent with reasonable investment risk
 Fidelity VIP Overseas Portfolio - Initial Class      Long-term growth of capital
 Fidelity VIP Value Portfolio - Initial Class         Seeks capital apprecitation
 ALPS VARIABLE INVESTMENT TRUST (1)
 Morningstar Aggressive Growth ETF Asset              Capital appreciation
  Allocation Portfolio Class I
 Morningstar Balanced ETF Asset Allocation            Capital appreciation and some current income
  Portfolio Class I
 Morningstar Conservative ETF Asset Allocation        Current income and preservation of capital
  Portfolio Class I
 Morningstar Growth ETF Asset Allocation              Capital appreciation
  Portfolio Class I
 Morningstar Income and Growth ETF Asset              Current income and capital appreciation
  Allocation Portfolio Class I



Sub-Accounts                                          Investment Advisor
 FIDELITY(Reg. TM) VARIABLE INSURANCE PRODUCTS
 Fidelity VIP Contrafund(Reg. TM) Portfolio - Initial
  Class
 Fidelity VIP Disciplined Small Cap Portfolio -
  Initial Class
 Fidelity VIP Emerging Markets Portfolio -
  Initial Class
 Fidelity VIP Equity-Income Portfolio - Initial
  Class
 Fidelity VIP Government Money Market
  Portfolio - Initial Class
                                                      FIDELITY MANAGEMENT &
                                                      RESEARCH COMPANY (FMR)
 Fidelity VIP Growth Portfolio - Initial Class
 Fidelity VIP Index 500 Portfolio - Initial Class
 Fidelity VIP Investment Grade Bond Portfolio -
  Initial Class
 Fidelity VIP Mid Cap Portfolio - Initial Class
 Fidelity VIP Real Estate Portfolio - Initial Class
 Fidelity VIP Overseas Portfolio - Initial Class
 Fidelity VIP Value Portfolio - Initial Class
 ALPS VARIABLE INVESTMENT TRUST (1)
 Morningstar Aggressive Growth ETF Asset
  Allocation Portfolio Class I
 Morningstar Balanced ETF Asset Allocation
  Portfolio Class I
 Morningstar Conservative ETF Asset Allocation
                                                      ALPS ADVISORS, INC.
  Portfolio Class I
 Morningstar Growth ETF Asset Allocation
  Portfolio Class I
 Morningstar Income and Growth ETF Asset
  Allocation Portfolio Class I

                                19  PROSPECTUS

Sub-Accounts                                          Investment Objective
 JANUS ASPEN SERIES
 Janus Aspen Perkins Mid Cap Value Portfolio -        Capital appreciation
  Institutional Shares
 Janus Aspen Series Balanced Portfolio -              Long-term capital growth, consistent with preservation
  Institutional Shares                                of capital and balanced by current income
 Janus Aspen Series Enterprise Portfolio -            Long-term growth of capital
  Institutional Shares
 Janus Aspen Series Flexible Bond Portfolio -         Maximum total return, consistent with preservation of
  Institutional Shares                                capital
 Janus Aspen Series Forty Portfolio - Institutional   Long-term growth of capital
  Shares
 Janus Aspen Series Global Technology Portfolio       Long-term growth of capital
  - Institutional Shares
 Janus Aspen Series Janus Portfolio - Institutional   Long-term growth of capital
  Shares



Sub-Accounts                                          Investment Advisor
 JANUS ASPEN SERIES
 Janus Aspen Perkins Mid Cap Value Portfolio -
  Institutional Shares
 Janus Aspen Series Balanced Portfolio -
  Institutional Shares
 Janus Aspen Series Enterprise Portfolio -
  Institutional Shares
 Janus Aspen Series Flexible Bond Portfolio -         JANUS CAPITAL MANAGEMENT
  Institutional Shares                                LLC
 Janus Aspen Series Forty Portfolio - Institutional
  Shares
 Janus Aspen Series Global Technology Portfolio
  - Institutional Shares
 Janus Aspen Series Janus Portfolio - Institutional
  Shares

(1) The Ibbotson ETF Allocation Series Portfolios invest in underlying ETFs and will indirectly bear their proportionate share of any fees and expenses payable directly by the underlying ETFs. As a result, the Portfolios may incur higher expenses, many of which may be duplicative.

EACH PORTFOLIO IS SUBJECT TO CERTAIN INVESTMENT RESTRICTIONS AND POLICIES, WHICH MAY NOT BE CHANGED WITHOUT THE APPROVAL OF A MAJORITY OF SHAREHOLDERS OF THE PORTFOLIO. PLEASE SEE THE ACCOMPANYING PROSPECTUSES OF THE PORTFOLIOS FOR ADDITIONAL INFORMATION.

We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

Some of the Portfolios have been established by investment advisors, which manage retail mutual funds having similar names and investment objectives. While some of the Portfolios may be similar to, and may in fact be modeled after retail mutual funds, you should understand that the Portfolios are not otherwise directly related to any retail mutual fund. Consequently, the investment performance of retail mutual funds and any similarly named Portfolio may differ substantially.

Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contacts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each Portfolio's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Policy Owners will not bear the attendant expenses.

VOTING RIGHTS. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Sub-Accounts to which you have allocated your Policy Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. We notify you when your instructions are needed and provide proxy materials or other information to assist you in understanding the matter at issue. We determine the number of votes for which you may give voting instructions as of the record date set by the relevant Portfolio for the shareholder meeting at which the vote will occur.

In most cases, you are the person entitled to give voting instructions. However, if you assign your Policy, the assignee may be entitled to give voting instructions. Retirement plans may have different rules for voting by plan participants.

If you send written voting instructions to us, we follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send written instructions, we vote the shares attributable to your Policy in the same proportions as the shares for which we have received instructions from other Policy Owners. While proportional voting guarantees all outstanding shares of a Portfolio are voted, it can lead to a small number of shareholders determining the outcome of a proxy.

We may, when required by state insurance regulatory authorities, disregard Policy Owner voting instructions if the instructions would cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.


                                20   PROSPECTUS

In addition, we may disregard voting instructions in favor of changes initiated by Policy Owners in the investment objectives or the investment advisor of the Portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Portfolio or would result in the purchase of securities for the Portfolio which vary from the general quality and nature of investments and investment techniques utilized by the Portfolio. If we disregard voting instructions, we include a summary of that action and our reasons for that action in the next semi-annual financial report to you.

This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the Portfolio shares without obtaining instructions from our Policy Owners, and we may choose to do so.

ADDITIONS, DELETIONS AND SUBSTITUTIONS OF SECURITIES.

o    to operate the Separate Account in any form permitted by law;

o to take any action necessary to comply with, or obtain and continue any exemption from, applicable laws;

o to transfer assets from one Sub-Account to another, or to our general account;

o    to add, combine, or remove Sub-Accounts in the Separate Account;

o to assess a charge for taxes attributable to the operations of the Separate Account or for other taxes, as described in "Charges and Deductions"; and

o to change the way in which we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

o    De-register the separate account under the Investment Company Act of 1940;

o Manage the separate account under the direction of a committee or discharge such committee at any time;

o Restrict or eliminate any voting rights of policy owners or other persons who have voting rights as to the separate account;

o    Combine the separate account with one or more other separate accounts; and

o Transfer assets of the separate account, which we determine to be associated with the class of policies to which this policy belongs, to another separate account. If this type of transfer is made, the term "separate account", as used in this policy, shall mean the separate account to which the assets were transferred.

THE FIXED ACCOUNT. The portion of the Policy relating to the Fixed Account is not registered under the Securities Act of 1933 ("1933 Act") and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests in the Fixed Account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act, and the disclosure regarding the Fixed Account has not been reviewed by the staff of the SEC. The statements about the Fixed Account in this Prospectus may be subject to generally applicable provisions of the federal securities laws regarding accuracy and completeness.

You may allocate part or all of your Premiums to the Fixed Account. Amounts allocated to the Fixed Account become part of the general assets of Allstate New York. Allstate New York invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts.

We credit interest to amounts allocated to the Fixed Account at an effective annual rate of at least 2%. We are not obligated to, but we may credit interest at a higher rate. You assume the risk that the interest rate credited to the Fixed Account may be no higher than 2%.

ASSET ALLOCATION PROGRAM As a Policy Owner, you may elect to participate in the optional asset allocation program for no additional charge to you. The asset allocation program can be elected at issue or any time your Policy is inforce. The asset allocation program provides Policy Owners with an assessment questionnaire to help them determine their investment time horizon and tolerance for risk. The questions on the questionnaire have been provided by ALPS, Inc. and Morningstar Associates and included in the asset allocation program information developed and provided by us. Based on the answers to the questionnaire, one of five asset allocation Sub-Accounts, the Morningstar ETF Asset Allocation Series Portfolios, is recommended. These portfolios are managed such that the allocations between different asset classes remain consistent with the qualities identified during the initial assessment. The objective of each asset allocation Sub-Account is to provide disciplined, diversified access to a variety of asset classes that is consistent with an investor's risk profile and investment time horizon.

Asset allocation is the process by which your Policy Value is invested in different asset classes in a way that matches your risk tolerance, time horizon, and investment goals. Theoretically, different asset classes tend to behave differently under various economic and market conditions. By spreading your Policy Value across a range of asset classes, you may, over time, be able to reduce the


                                21   PROSPECTUS
risk of investment volatility and potentially enhance returns. Asset allocation does not guarantee a profit or protect against loss in a declining market.

If you elect to participate in this program at issue, you may select one of the currently available Morningstar ETF Asset Allocation Series Portfolios. The Portfolios, advised by ALPS Advisers, Inc. and sub-advised Morningstar Associates, Inc., represent five different investment styles: Conservative, Income and Growth, Balanced, Growth, and Aggressive Growth. Each of the Morningstar ETF Asset Allocation Series Portfolios is designed to meet the investment goals of the applicable investment style. Once you select a Morningstar ETF Asset Allocation Series Portfolio, your Policy Value will be allocated to the corresponding Morningstar ETF Asset Allocation Series Sub-Account. Additional investment options available with the asset allocation program at issue include the Fixed Account and the Fidelity VIP Government Money Market Sub-Account. We recommend that you consult with your sales representative and obtain and read the prospectus for the Morningstar ETF Asset Allocation Series carefully before participating in the asset allocation program.

Once your policy is in force you may elect to participate in the asset allocation program if it was not elected at time of issue. You may also allocate Policy Value among the Morningstar ETF Asset Allocation Series Portfolios and any other investment options offered on your Policy as desired once your policy is in force. You can discontinue participation in the asset allocation program at any time by submitting a Fund Change form. Each transfer you make to modify your asset allocation program will count towards the number of transfers you can make without paying a transfer fee. You may want to consult with your sales representative before making a change to the asset allocation program to help you determine if the change is appropriate for your needs.

Although it is not advised, the Morningstar ETF Asset Allocation Series Portfolios Sub-Accounts could be invested in without completing the assessment questionnaire. This is not advised because the differing responses to the questionnaire are what have been used to develop the investment styles of the five Morningstar ETF Series Portfolios.

Allstate New York, the principal underwriter of the Policy and ADLLC, the distributor of the Policy, do not intend to provide any personalized investment advice in connection with the asset allocation program and you should not rely on this program as providing individualized investment recommendations to you. Policy Owners should ultimately rely on their own judgment and/or the judgment of a financial advisor in making their financial decisions.

The asset allocation program can be used in conjunction with our Dollar Cost Averaging program or Portfolio Rebalancing program. We reserve the right to terminate the asset allocation program at any time. If the program is terminated, but the Morningstar ETF Asset Allocation Series Portfolios are still available, the policyholder's allocation will remain in the Morningstar ETF Asset Allocation Series Portfolios Sub-Accounts previously elected.

DEATH BENEFITS AND OPTIONAL INSURANCE BENEFITS
--------------------------------------------------------------------------------

DEATH BENEFITS. While your Policy is in force, we pay the Death Benefit proceeds upon the death of the Insured. We will pay the Death Benefit proceeds to the named Beneficiary(ies) or contingent Beneficiary(ies). As described below in "Settlement," we pay the Death Benefit proceeds in a one sum or under an optional payment plan.

The Death Benefit proceeds payable to the Beneficiary equal the applicable Death Benefit, less any Policy Debt and less any due and unpaid charges. The proceeds may be increased, if you have added a rider that provides an additional benefit. Riders which may impact the death benefit include the Accidental Death Benefit Rider, the Overloan Protection Rider, and the Accelerated Death Benefit Riders. Please see "Optional Insurance Benefits" beginning on page 24. We determine the amount of the Death Benefit proceeds as of the end of the Valuation Period during which the Insured dies. We usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied. The amount of the Death Benefit is based on the Death Benefit Option you have selected, any increases or decreases in the Face Amount, and in some instances your Policy Value.

DEATH BENEFIT OPTIONS. You may choose one of two Death Benefit Options:

     Option 1: the Death Benefit is the greater of: (a) the Face Amount of the
     ---------
     Policy on the date of death; or (b) the Policy Value multiplied by the applicable corridor percentage as described below, and as set forth in your Policy. Option 1 is designed to provide a specific amount of Death Benefit that generally does not vary with changes in the Policy Value. As your Policy Value increases, the Net Amount at Risk under your Policy generally decreases, unless your Policy Value is sufficiently large to require that the Death Benefit be determined using the applicable corridor percentage.

     Option 2: the Death Benefit is the greater of: (a) the Face Amount plus
     ---------
     the Policy Value on the date of death; or (b) the Policy Value multiplied by the applicable corridor percentage. Under Option 2, the amount of the Death Benefit generally increases to


                                22   PROSPECTUS
     reflect increases in the Policy Value. Under this option your Policy generally involves a constant Net Amount at Risk.

Your Policy has a minimum Death Benefit. While your Policy remains in force, we guarantee that the Death Benefit will not be less than the greater of the current Face Amount of the Policy or the Policy Value multiplied by the applicable corridor percentage. We have set forth the applicable corridor percentages in the Policy. The corridor percentages are based upon the age of the Insured. The applicable corridor percentage decreases from 250% at age 40 or less to 100% at age 100 or above.

Since the cost of insurance charge is based upon the net amount at risk, it generally is less under a Policy with an Option 1 Death Benefit than one with an Option 2 Death Benefit. As a result, if the Sub-Accounts you select experience favorable investment results, your Policy Value tends to increase faster under Option 1 than under Option 2, but the total Death Benefit under Option 2 increases or decreases directly with changes in Policy Value. Thus, for a given Premium and Face Amount, you may prefer Option 1 if you are more interested in the possibility of increasing your Policy Value based upon favorable investment experience, while you may prefer Option 2 if you are seeking to increase total Death Benefits.

Example of Applicable Corridor Percentage. The corridor percentages are set so
------------------------------------------
as to seek to ensure that the Policies qualify for favorable federal income tax treatment. An increase in Policy Value due to favorable investment experience may increase the Death Benefit above the Face Amount, and a decrease in Policy Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Face Amount). For example, if in the example below the Policy Owner paid a Net Premium of $40,000 and the Policy Value increased to $48,000 and then decreased to $34,000, the changes in Policy Value would have the following effects on the Death Benefit:


            EXAMPLES                        A                  B
--------------------------------      -------------      -------------
Face Amount                           $100,000           $100,000
Death Benefit Option                         1                  1
Insured's Attained Age                      45                 45
Policy Value on Date of Death         $ 48,000           $ 34,000
Applicable Corridor Percentage             215%               215%
Death Benefit                         $103,200           $100,000

In Example A, the Death Benefit equals $103,200, i.e., the greater of $100,000 (the Face Amount) and $103,200 (the Policy Value at the Date of Death of $48,000, multiplied by the corridor percentage of 215%). This amount, less any Policy Debt and unpaid charges, constitutes the Death Benefit proceeds that we would pay to the Beneficiary.

In Example B, the Death Benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $73,100 (the Policy Value of $34,000 multiplied by the corridor percentage of 215%).

CHANGE TO DEATH BENEFIT OPTION. After the first Policy Year, you may change the Death Benefit Option by writing to us at the address given on the first page of this Prospectus. If you ask to change from Option 2 to Option 1, we increase the Face Amount of your Policy by the amount of the Policy Value. If you ask to change from Option 1 to Option 2, we decrease the Face Amount of your Policy by the amount of the Policy Value. The change takes effect on the Monthly Activity Day on or immediately following the day we receive your written request. We do not currently require you to prove insurability for a Death Benefit Option change.

You may not change the Death Benefit Option under your Policy if afterward the Face Amount remaining in force would be less than $100,000.

CHANGE TO FACE AMOUNT. You may change the Face Amount after the first Policy Year. You may request the change by writing to us at the address shown on the first page of this Prospectus. You should be aware that a change in the Face Amount changes the net amount at risk and, therefore, changes the cost of insurance charges on your Policy. The change will take effect on the Monthly Activity Day after we approve the request. We do not permit a Face Amount change if the Policy is in the Grace Period.

If you request a decrease in Face Amount, we first apply it to coverage provided by the most recent increase in Face Amount, then to the next most recent increase successively and finally to the coverage under the original application. We do not permit a decrease in the Face Amount of your Policy if afterward the Face Amount remaining in force would be less than $100,000. A decrease in the Face Amount affects the Safety Net Premium, if applicable. A Face Amount decrease will not be subject to a partial withdrawal fee, even if the reduction triggers a mandatory withdrawal of funds from this Policy.

To apply for an increase in the Face Amount, you must submit to us a supplemental application, accompanied by satisfactory evidence that the Insured is insurable. We do not permit any increase in Face Amount after the Insured's 80th birthday. The minimum amount of a Face Amount increase is $10,000. You may not increase the Face Amount of your Policy more often than once every twelve months.

You should be aware that an increase in the Face Amount of your Policy affects the cost of insurance charges applicable to your Policy. As noted above, we deduct a larger amount of cost of insurance charges, because an increase in the Face Amount also increases the net amount at risk under your Policy. We will not approve a request for a Face Amount increase if the Net Surrender Value is too small to pay the Monthly Deduction for the Policy Month following the increase. As described in


                                23   PROSPECTUS

"Surrender Charge" on page 30 of this Prospectus, if you increase the Face Amount of your Policy, your maximum surrender charge also increases. Finally, increases in the Face Amount of your Policy also increase the Safety Net Premium amount. Modifying the Policy's Face Amount may have tax ramifications. For additional information, please see "Federal Taxes" on page 32.

OPTIONAL INSURANCE BENEFITS. You may ask to add one or more riders to your Policy to provide additional optional insurance benefits. We require evidence of insurability before we issue a rider to you. We deduct the cost of any riders as part of the Monthly Deduction. Adding a Rider may also increase the Safety Net Premium amount for your Policy. The riders we currently offer are described below. All of these riders may be added to your Policy at any time except the Guaranteed Insurability Rider and the Overloan Protection Rider, which are only available at Policy issue. In our discretion, we may offer additional riders or stop offering a rider.

All riders can be concurrently elected. Riders requiring an additional cost will reduce your Policy Value due to the cost of the Rider.

o    Children's Level Term Rider.

This rider provides for level term insurance on the Insured's children, as defined in the rider. We provide coverage until the earlier of the child's 25th birthday or the Insured's age 65. We pay the Death Benefit to the person designated by you. If the Insured dies while the rider is in effect, we convert the coverage on each child to paid-up term insurance that remains in force until the child reaches age 25. The rider may be exchanged for a new term policy on the earlier of each child's 25th birthday, or the Insured's age 65. We do not require evidence of insurability to exchange the rider.

o    Accidental Death Benefit Rider.

Under this rider, we provide additional insurance if the Insured dies from accidental bodily injury as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the next Policy Anniversary after the Insured's 70th birthday; or (3) you ask to end the rider.

o    Continuation of Payment Rider.

Under this rider, we contribute a monthly amount to the Policy Value if the Insured becomes totally disabled as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the Insured reaches age 60; or (3) you ask to end the rider.

o    Accelerated Death Benefit Rider, Terminal Illness.

This rider provides for an advance of a portion of the Death Benefit if the Insured is diagnosed with a terminal illness and satisfactory proof of the terminal illness is provided to us. A terminal illness is a medical condition of the Insured that, not withstanding medical care, will result in death within twelve months, or as otherwise provided by applicable state law. You may add this rider after your Policy is issued. There is no additional cost for this rider. The maximum accelerated death benefit you may receive is the lesser of:

     (i) 80% of the Death Benefit as of the date the first request is paid; or

     (ii) $250,000, including all other accelerated benefit amounts paid under all policies issued by us on the life of the Insured.

The Death Benefit and Policy Value of your Policy are reduced if an accelerated benefit is paid. The amount of Death Benefit that you request to accelerate is reduced by:

     (i) any due and uncollected Monthly Deductions, or unpaid required Premium if a claim occurs during a Grace Period;

     (ii) if allowed in your state, an administrative expense charge of up to $150 for each accelerated benefit request;

     (iii) pro-rata amount of any outstanding Policy Loan; and

     (iv) twelve-month actuarial discount that reflects the early payment of the accelerated benefit amount.

o    Overloan Protection Rider

If the benefit is elected under this rider, the Policy will not lapse due to Policy loans exceeding the Surrender Value. The Overloan Protection Rider converts your Policy to a paid-up policy, which cannot lapse. As a paid- up policy, no additional premiums or withdrawals are permitted. No additional monthly charges are deducted from your Policy. You are permitted to repay any outstanding loans on the Policy. There is no charge for the rider unless the benefit is elected, when a one-time charge of 4.5% of the Policy Value will be deducted. The rider benefit is only available if certain conditions are met. These conditions are;

1)   the Policy has been in force for at least 15 policy years;

2)   the Insured has attained age 75;

3)   the Death Benefit option for the Policy must be Option 1;

4)   the Policy Debt is greater than the Face Amount;

5)   the Policy Debt is at least 90% of the Surrender Value;

6) the sum of all partial withdrawals must be at least equal to the sum of all Premiums paid;

7) the Policy must not be a modified endowment contract (MEC) as defined by federal tax laws, and exercising the rider must not cause the Policy to become a MEC; and


                                24   PROSPECTUS

8) the Policy Debt is no more than 99.9% of the Surrender Value after the overloan protection election charge has been deducted from the Policy Value.

o    Guaranteed Insurability Rider

This rider provides the option to increase the Face Amount of the Policy on the Policy anniversaries following the attainment of Insured's ages 25, 28, 31, 34, 37 and 40 without proof of insurability. Unscheduled increases are allowed in lieu of the attained age increase options at the following life events: birth, marriage and adoption. Election of an unscheduled increase due to life event results in forfeiting the next scheduled increase. The option to increase the Face Amount as of any particular option date will, if not exercised, expire at the end of the period during which such option was available. This rider is available to Insureds 38 years old and younger.

POLICY LOANS
--------------------------------------------------------------------------------

GENERAL. While the Policy is in force, you may borrow money from us using the Policy as the only security for your loan. Loans have priority over the claims of any assignee or any other person. The maximum amount available for Policy Loans is 75% of the Surrender Value of your Policy at the end of the Valuation Period in which we receive your loan request so long as the Net Surrender Value after the loan is taken is sufficient to cover the most recent total monthly deduction times 3. Outstanding Policy Loans and loan interest reduce the amount you may request. Taking a loan from your Policy may increase the risk that your Policy will lapse, may prevent you from satisfying the Safety Net cumulative premium requirements, will reduce your Policy Value and will reduce the Death Proceeds. In addition, if you have named an irrevocable Beneficiary, you must also obtain his or her written consent before we make a Policy Loan to you.

We ordinarily disburse your loan to you within seven days after we receive your loan request at our home office. We may, however, postpone payment in the circumstances described above in "Policy Value - Postponement of Payments."

When we make a Policy Loan to you, we transfer to the Loan Account a portion of the Policy Value equal to the loan amount. We also transfer in this manner Policy Value equal to any due and unpaid loan interest. Loan amounts are transferred from the Separate Account and the Fixed Account to the Loan Account in the same allocation percentages as specified for premium payments. However, we do not withdraw amounts from the Fixed Account equaling more than the total loan multiplied by the ratio of the Fixed Account to the Policy Value immediately preceding the loan. If this is the case, the transfers from the Separate Account will be increased proportionately based on the premium allocation percentages without the Fixed Account. The amounts allocated to the Loan Account are credited with interest at the Loan Credited Rate stated in your Policy.

LOAN INTEREST. Interest on Policy Loans accrues daily and is due at the end of each Policy Year. If you do not pay the interest on a Policy Loan when due, the unpaid interest becomes part of the Policy Loan and accrues interest at the same rate. In addition, we transfer the difference between the values of the Loan Account and the Policy Debt on a pro-rata basis from the Sub-Accounts and the Fixed Account to the Loan Account.

You may borrow an amount equal to your Policy Value, less all Premiums paid, as a preferred loan. The interest rate charged for preferred loans is 2.0% per year. A standard loan is the amount that may be borrowed from the sum of Premiums paid. All non-preferred loans will be treated as a standard loan. The interest rate charged for standard loans is currently 3.0% per year.

Upon expiration of the initial surrender charge period, all new and existing loans will be treated as preferred loans. The initial surrender charge period expires when the surrender charge amount becomes zero as shown on the Policy Data pages of your policy.

LOAN REPAYMENT. While the Policy remains in force, you may repay the Policy Loan in whole or in part without any penalty at any time while the Insured is living. If you have a Policy Loan outstanding, we assume that any payment we receive from you is to be paid in accordance with any payment notice we have provided you. If payment is received other than as provided by a payment notice, the payment will be assumed to be a premium payment. If you designate a payment as a loan repayment or interest payments, your payment is allocated among the Sub-Accounts and the Fixed Account using the same percentages used to allocate Net Premiums. An amount equal to the payment is deducted from the Loan Account.

If the total outstanding loan(s) and loan interest exceeds the Surrender Value of your Policy, and the Safety Net premium guarantee is not in effect, we notify you and any assignee in writing. To keep the Policy in force, we require you to pay a Premium sufficient to keep the Policy in force for at least three more months. If you do not pay us sufficient Premium within the 61-day Grace Period, your Policy lapses and terminates without value. As explained in the section entitled "Lapse and Reinstatement" below, you may subsequently reinstate the Policy by either repayment or reimbursement of any Policy Debt that was outstanding at the end of the Grace Period. If your Policy lapses while a Policy Loan is


                                25   PROSPECTUS
outstanding, you may owe taxes or suffer other adverse tax consequences even if you subsequently reinstate the Policy. Please consult a tax advisor for details.

PRE-EXISTING LOAN. If you have a loan with another insurance company, and you are terminating that policy to buy one from us, usually you would repay the old loan during the process of surrendering the old policy. Income taxes on the interest earned may be due. We permit you to carry this old loan over to your new Policy through a Tax Code Section 1035 tax-free exchange, up to certain limits. The use of a Section 1035 tax-free exchange may avoid any current income tax liability that would be due if the old loan was extinguished.

Upon expiration of the initial surrender charge period, all new and existing loans will be treated as preferred loans.

EFFECT ON POLICY VALUE. A Policy Loan, whether or not repaid, has a permanent effect on the Policy Value because the investment results of each Sub-Account and the Fixed Account apply only to the amount remaining in that account. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts and/or Fixed Account earn more than the annual interest rate for amounts held in the Loan Account, your Policy Value does not increase as rapidly as it would if you had not taken a Policy Loan. However, if the Sub-Accounts or the Fixed Account or both earn less than that rate, then your Policy Value is greater than it would have been if you had not taken a Policy Loan. The combination of an increasing loan balance, deductions for contract charges and fees, and unfavorable investment performance may cause the Policy to lapse, triggering ordinary income taxation on the outstanding loan balance to the extent it exceeds your cost basis in the Policy. If eligible, you may be able to elect the Overloan Protection Rider, which converts the Policy to a paid-up policy, which would prevent the Policy from lapsing. (See "Overloan Protection Rider" on page 24.) Also, if you do not repay a Policy Loan, total outstanding Policy Debt is subtracted from the Death Benefit and Surrender Value otherwise payable.

SURRENDERS AND WITHDRAWALS
--------------------------------------------------------------------------------

SURRENDERS. While your Policy is in force, you may surrender the Policy. Your Policy and all riders terminate on the day we receive your written request, or the surrender effective date requested by you, whichever is later.

The Net Surrender Value equals the Policy Value, minus the surrender charge, minus any Policy Debt. The surrender charge is described in "Charges and Deductions - Surrender Charge" below. Upon surrender, we pay you the Net Surrender Value determined as of the day we receive your written request. We ordinarily pay you the Net Surrender Value of the Policy within seven days of our receiving your complete written request or on the effective surrender date you request, whichever is later. We may, however, postpone payment in the circumstances described in the "Policy Value - Postponement of Payments" section. The Policy cannot be reinstated once it is surrendered. You may receive the surrender proceeds in a single payment or under any of the settlement options described in "Settlement" below. We have set forth the tax consequences of surrendering the Policy in "Federal Taxes" below.

The following is an example of the calculation of the Net Surrender Value for a Policy surrendered the first Policy Year:


EXAMPLE (45-YEAR OLD NON-SMOKING MALE):
----------------------------------------
Face Account =               $100,000
Annual Premium =             $  4,700
Policy Value =               $  4,300
Surrender Charge =           $  2,088
Net Surrender Value =        $  2,212

PARTIAL WITHDRAWAL. General. While the Policy is in force, you may receive a
                    --------
portion of the Net Surrender Value by making a partial withdrawal from your Policy. The minimum partial withdrawal amount is $500. You may not withdraw an amount that would reduce the Face Amount below $25,000. After a partial withdrawal, the Net Surrender Value must be sufficient to cover the last monthly deduction times three. We deduct a partial withdrawal service fee of $25 from the remaining Policy Value for a partial withdrawal.

We subtract the amount withdrawn from your Policy Value. You may specify how much of your partial withdrawal you wish taken from each Sub-Account or from the Fixed Account. You may not withdraw from the Fixed Account more than the total withdrawal amount times the ratio of the Fixed Account to your total Policy Value immediately before the withdrawal.

You must request the partial withdrawal in writing. Your request is effective on the date received. We may, however, postpone payment in the circumstances described in the "Policy Value - Postponement of Payments" section. Before we pay any partial withdrawal, you must provide us with a completed withholding form.

Effect on Face Amount. If you have selected Death Benefit Option 1, a partial
----------------------
withdrawal reduces the Face Amount of your Policy as well as the Policy Value. We reduce the Face Amount by the amount of the partial withdrawal. The Face Amount after a partial withdrawal may not be less than $25,000. If you have previously increased the Face Amount of your Policy, your partial withdrawals first reduce the Face Amount of the most


                                26   PROSPECTUS
recent increase, then the most recent increases successively, then the coverage under the original Policy.

Under Option 2, a reduction in Policy Value as a result of a partial withdrawal typically results in a dollar for dollar reduction in the Death Benefit proceeds payable under the Policy.

The following are examples of calculations as discussed above:


   EXAMPLE (45-YEAR OLD NON-SMOKING MALE):
----------------------------------------------
            DEATH BENEFIT OPTION 1
----------------------------------------------
Prior to Partial Withdrawal
Policy Value                       $  8,600
Net Cash Surrender Value           $  6,649
Face Amount                        $100,000
Death Benefit                      $100,000
Partial Withdrawal                 $  1,000
After Partial Withdrawal
Policy Value                       $  7,575
Net Cash Surrender Value           $  5,624
Face Amount                        $ 99,000
Death Benefit                      $ 99,000



   EXAMPLE (45-YEAR OLD NON-SMOKING MALE):
----------------------------------------------
            DEATH BENEFIT OPTION 2
----------------------------------------------
Prior to Partial Withdrawal
Policy Value                       $  8,600
Net Cash Surrender Value           $  6,649
Face Amount                        $100,000
Death Benefit                      $108,600
Partial Withdrawal                 $  1,000
After Partial Withdrawal
Policy Value                       $  7,575
Net Cash Surrender Value           $  5,624
Face Amount                        $100,000
Death Benefit                      $107,575




     EXAMPLE (45-YEAR OLD NON-SMOKING MALE):
--------------------------------------------------
              DEATH BENEFIT OPTION 1
--------------------------------------------------
Initial Face Amount                    $100,000
Increase in Year 2 Face Amount         $200,000
Total Policy Year 3 Face Amount        $300,000
Prior to Partial Withdrawal
Policy Value                           $ 12,700
Net Cash Surrender Value               $  7,148
Death Benefit                          $300,000
Partial Withdrawal                     $  1,000
After Partial Withdrawal
Policy Value                           $ 11,675
Net Cash Surrender Value               $  6,123
Initial Face Amount                    $100,000
Increase Face Amount                   $199,000
Total Face Amount                      $299,000
Death Benefit                          $299,000

Effect on Rider Benefits. A partial withdrawal will decrease cumulative
-------------------------
premiums paid into your Policy. Riders do not impact the ability to take partial withdrawals.

Tax Consequences. The tax consequences of partial withdrawals are discussed in
-----------------
"Federal Taxes" below.

SETTLEMENT
--------------------------------------------------------------------------------

We pay the surrender proceeds or Death Benefit proceeds under the Policy in a one sum or under one of the Settlement options that we then offer. You may request a Settlement option by notifying us in writing at the address given on the first page of this Prospectus. We transfer to our Fixed Account any amount placed under a Settlement option, which will not be affected thereafter by the investment performance of the Separate Account. We do not permit surrenders or partial withdrawals after payment under a settlement option commences.

The amount applied to a Settlement option must include at least $5,000 of Policy Value and result in installment payments of not less than $50. When the proceeds are payable, we inform you concerning the rate of interest we credit to funds left with us. We guarantee that the rate of interest used to calculate the monthly benefit will not be less than an effective annual rate of 1%. We may pay interest in excess of the guaranteed rate.

We currently offer the two Settlement options described below:

     Fixed Payments. We pay a selected monthly income until the proceeds, and
     ---------------
     any interest credits, are exhausted.

     Life Income Guaranteed Period Certain. We pay the proceeds in a monthly
     --------------------------------------
     income for as long as the payee lives, or you may also select a guarantee period of between five and twenty years. If a guarantee period is selected, we make monthly payments at least until the payee dies. If the payee dies before the end of the guarantee period, we continue payments to a successor payee until the end of the guarantee period. If no guarantee period is selected or if the payee dies after the end of the guarantee period, we stop payments when the payee dies. It is possible for the payee to receive only one payment under this option, if the payee dies before the second payment is


                                27   PROSPECTUS
     due and you did not choose a guarantee period. This Settlement option is not available if settlement is to a non-natural Owner or non-natural Beneficiary.

In addition, we may agree to other Settlement option plans. Write or call us to obtain information about them.

You may request that the proceeds of the Policy be paid under a Settlement option by submitting a request to us in writing before the death of the Insured. If at the time of the Insured's death, no Settlement option is in effect, the Beneficiary may choose a Settlement option after the Death Benefit is payable and before it is paid. If you change the Beneficiary, the existing choice of Settlement option becomes invalid and you may either notify us that you wish to continue the pre-existing choice of Settlement option or select a new one.

MATURITY
--------------------------------------------------------------------------------

The Policies have no Maturity Date. Your Policy will continue after the Insured reaches age 121 as long as Net Surrender Value is sufficient to cover Monthly Deductions. Following the Insured's 121st birthday, we will waive any cost of insurance charge, administrative expense charge, mortality and expense risk charge, or policy fee.

LAPSE AND REINSTATEMENT
--------------------------------------------------------------------------------

LAPSE AND GRACE PERIOD. If the Net Surrender Value is less than the Monthly Deduction due on a Monthly Activity Day and the Safety Net Premium is not in effect, your Policy may lapse. We give you a 61-day Grace Period in which to pay an adequate amount of additional Premium to keep the Policy in force after the end of the Grace Period. Additional premium may be paid during the Grace Period to assure the Safety Net Premium guarantee (if in force).

At least 61 days before the end of the Grace Period, we send you a notice to the most recent address we have for you.

The Policy continues in effect through the Grace Period. If the Insured dies during the Grace Period, we pay a Death Benefit in accordance with your instructions. However, we reduce the proceeds by an amount equal to Monthly Deduction(s) due and unpaid. See "Death Benefits and Optional Insurance Benefits" on page 22. If you do not pay us the amount shown in the notice before the end of the Grace Period, your Policy ends at the end of the Grace Period.

REINSTATEMENT. If the Policy lapses, you may apply for reinstatement by paying to us the reinstatement Premium and any applicable charges required under the Policy. You must request reinstatement within five years of the date the Policy entered a Grace Period. The reinstatement Premium equals an amount sufficient to (1) cover all unpaid Monthly Deductions for the Grace Period, and (2) keep your Policy in force for three months. If a Policy Loan was outstanding at the time of your Policy's lapse, you must either repay or reinstate the loan before we reinstate your Policy. In addition, we may require you to provide evidence of insurability satisfactory to us. The Face Amount upon reinstatement cannot exceed the Face Amount of your Policy at its lapse. The Policy Value on the reinstatement date reflects the Policy Value at the time of termination of the Policy plus the Premium paid at the time of reinstatement. All Policy charges continue to be based on your original Issue Date.

The Safety Net will apply upon reinstatement if the Safety Net premium guarantee expiry date has not expired and cumulative premiums received at time of reinstatement exceed the Safety Net premium times the number of months that coverage was in force, plus three additional Safety Net premiums.

You cannot reinstate the Policy once it has been surrendered.

CANCELLATION RIGHTS
--------------------------------------------------------------------------------

FREE-LOOK PERIOD. You may cancel your Policy by returning it to us within thirty (30) days after you receive it, or after whatever longer period may be permitted by state law. If you return your Policy, the Policy terminates and, we pay you an amount equal to your Policy Value on the date we receive the Policy from you, plus any charges previously deducted. Your Policy Value usually reflects the investment experience of the Sub-Accounts and the Fixed Account as you have allocated your Net Premium.


                                28   PROSPECTUS

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

PREMIUM EXPENSE CHARGE. Before we allocate a Premium to the Policy Value, we subtract the Premium Expense Charge. The Premium Expense Charge equals 6.00% of all Premiums in all years. This charge is intended to help us pay for: (a) actual sales expenses, which include agents' sales commissions and other sales and distribution expenses; (b) state premium taxes and other state and local premium taxes; and (c) certain Federal taxes and other expenses related to the receipt of Premiums.

New York does not currently have a premium tax.

MONTHLY DEDUCTION. On the Issue Date and on each Monthly Activity Day, we deduct from your Policy Value a Monthly Deduction to cover certain charges and expenses in connection with the Policy. The Monthly Deduction is the sum of the following five items:

1)   the Policy Fee;

2)   the administrative expense charge;

3)   the mortality and expense risk charge;

4)   the cost of insurance charge for your Policy; and

5)   the cost of additional benefits provided by riders, if any.

We allocate the mortality and expense risk charge pro rata among the Sub-Accounts in proportion to the amount of your Policy Value in each Sub-Account. We allocate the remainder of the Monthly Deduction pro rata among the Sub-Accounts and the Fixed Account, unless you specify otherwise.

POLICY FEE. The monthly policy fee will never be more than $15.00 per month. This charge compensates us in part for administrative expenses such as salaries, postage, telephone, office equipment and periodic reports. The Policy Fee is waived after the Insured's age 121.

ADMINISTRATIVE EXPENSE CHARGE. The monthly Administrative Expense Charge applies for the first 30 Policy Years, and varies based on the Insured's age at issue of the Policy, sex, payment class, and face amount. The current monthly Administrative Expense Charge is tiered such that one rate per $1,000 is charged on the first $100,000 of Face Amount and another rate per $1,000 is charge on the Face Amount above $100,000. The guaranteed amount is the same as the current amount. This charge covers administration expenses and issuance costs. A monthly Administrative Expense Charge is determined separately for each increase in Face Amount based on the Insured's attained age at the time of the increase. The applicable charge applies for thirty years from the date of the increase. If you decrease the Face Amount, the Administrative Expense Charge remains the same. The Administrative Expense Charge is waived after the Insured's age 121.

MORTALITY AND EXPENSE RISK CHARGE. The guaranteed monthly mortality and expense risk charge is calculated at a monthly rate of 0.058% of the net Policy Value allocated to the Sub-Accounts for the first ten years and 0.024% thereafter. The mortality and expense risk charge is not assessed against your Policy Value in the Fixed Account. This charge compensates us for the mortality and expense risks that we assume in relation to the Policies. The mortality risk assumed includes the risk that the cost of insurance charges specified in the Policy will be insufficient to meet claims. We also assume a risk that, on the Monthly Activity Day preceding the death of an Insured, the Death Benefit will exceed the amount on which the cost of insurance charges were based. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy. The mortality and expense risk charge is waived after the Insured's age 121.

COST OF INSURANCE CHARGE. The cost of insurance is determined monthly. The cost of insurance charge is determined by multiplying the applicable current cost of insurance rate per $1,000 by the net amount risk for each Policy Month. The net amount at risk is (a) - (b), where: (a) is the Death Benefit as of the prior Monthly Activity Day divided by 1.0032737; and (b) is the Policy Value as of the prior Monthly Activity Day. The cost of insurance rate is individualized depending on the Insured's age at issue of the Policy, Policy Year, sex, payment class and face amount, thus, the rate differs from year to year. The rates are determined by us, but they will never be more than the guaranteed rates shown in the table on Page 5 of your Policy. Please see the following example.


               EXAMPLE (45-YEAR OLD NON-SMOKING MALE):
---------------------------------------------------------------------
Face Amount                                             $100,000
Death Benefit Option                                           1
Policy Value on the Current Monthly Activity Day        $ 30,000
Insured's Attained Age                                        45
Corridor Percentage                                          215%
Death Benefit                                           $100,000

On the Monthly Activity Day in this example, the Death Benefit as then computed would be $100,000, because the Face Amount ($100,000) is greater than the Policy Value multiplied by the applicable corridor percentage ($30,000 x 215% = $64,500). Since the Policy Value on that date is $30,000, the cost of insurance charges per $1000 are applied to the difference in the net amount at risk of $69,674 (($100,000/1.0032737) - $30,000).

Assume that the Policy Value in the above example was $50,000. The Death Benefit would then be $107,500 (215% x $50,000), since this is greater than the Face Amount ($100,000). The cost of insurance rates in this case would be applied to the net amount at risk of $57,149 (($107,500/1.0032737) - $50,000).


                                29   PROSPECTUS

The Policy Value may vary monthly, based on the investment performance of the Sub-Accounts you have selected, the addition of interest credited to your Fixed Account (if any), the deduction of charges, and any other Policy transaction. Under Policies with an Option 1 Death Benefit, increases in the Policy Value generally decrease the net amount at risk; conversely, decreases in the Policy Value increase the net amount at risk. Since the cost of insurance charge is based on the net amount at risk, your cost of insurance charge probably will be correspondingly different each month. Under Policies with an Option 2 Death Benefit, however, the net amount at risk does not vary with changes in the Policy Value, unless your Policy's death benefit is determined under a corridor percentage. In that circumstance, increases in the Policy Value increase the net amount at risk. See "Policy Value" on page 13. Accordingly, a change in the Policy Value does not affect your monthly cost of insurance charge, unless it increases your net amount at risk.

We determine the cost of insurance charge separately for the initial Face Amount and each subsequent increase. The cost of insurance charge for increases reflects circumstances, such as the Insured's age and health status, at the time of the increase. The cost of insurance charge covers our anticipated mortality costs for standard and substandard risks. We determine the current cost of insurance rates, but we guarantee that we will never charge you a cost of insurance rate higher than the guaranteed cost of insurance rates shown in the Policy.

We base the cost of insurance rate on the sex, issue age, Policy Year and premium rating class of the Insured, and on the Face Amount. We charge a lower current cost of insurance rate for Policies with a Face Amount of $200,000 or above. If an increase in Face Amount of your Policy would raise the total Face Amount above one of these break points, only the amount of the increase above the breakpoint is eligible for a lower current cost of insurance rate. Although we base the current cost of insurance rate on our expectations as to future mortality experience, that rate will never exceed a maximum cost of insurance rate based on the 2017 Commissioners Standard Ordinary ("2017 CSO") Smoker and Non-Smoker Mortality Table, based on the Insured's sex, smoker status, and age.

Beginning on the Policy Anniversary following the Insured's 121st birthday, we waive all cost of insurance charges, administrative expense charges, mortality and expense risk charge, and monthly policy fee.

RIDER CHARGES. If your Policy includes one or more riders, a charge applicable to each rider you purchased is made from your Policy Value each month. The charge is to compensate us for the anticipated cost of providing these benefits and is specified on the applicable rider. The Rider Charges are summarized in the table on page 10 of this Prospectus. For a description of the optional riders, see "Optional Insurance Benefits" beginning on page 24.

SEPARATE ACCOUNT INCOME TAXES. We are not currently deducting or maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax from the operation of the Separate Account. We will deduct for any taxes we incur as a result of the operation of the Separate Account, whether or not we previously made a provision for taxes and whether or not it was sufficient.

PORTFOLIO CHARGES. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Sub-Accounts to which you allocate your Policy Value. The third table in "Fee Tables" above contains a summary of current estimates of those charges and expenses. These charges and expenses are deducted from the assets of the Portfolios. For more detailed information, please refer to the Prospectuses for the appropriate Portfolios.

We receive compensation from the investment advisors or administrators of some of the Portfolios. Such compensation is consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ between Portfolios. Such compensation typically is a percentage of the Separate Account assets invested in the relevant Portfolio and generally may range up to 0.25% annually of net assets. We receive Rule 12b-1 fees or service fees directly from some of the Portfolios for providing certain services primarily intended to assist in the account servicing of the Portfolios' shares held by corresponding Sub-Accounts.

SURRENDER CHARGE. If you surrender your Policy, we may subtract a surrender charge from the surrender proceeds. The surrender charge equals the amount shown in the surrender charge table in your Policy, plus any additional surrender charge due to increases in the Face Amount of your Policy. The amount of the surrender charge decreases over time.

Initial Surrender Charge. When we issue your Policy, we determine the initial
-------------------------
surrender charge. To determine the initial surrender charge, we multiply the Initial Face Amount of your Policy by a rate per thousand dollars of Face Amount. The applicable rate depends on the Insured's age at issue, sex and status as a smoker or non-smoker. For example, if the Insured is age 45 when your Policy is issued, the applicable rates per thousand are as follows:


Male Non-Smoker          $ 20.88
Male Smoker              $ 25.97
Female Non-Smoker        $ 18.80
Female Smoker            $ 21.28
Unisex Non-Smoker        $ 20.51
Unisex Smoker            $ 25.58

Accordingly, if the Insured were a male non-smoker age 45 and the Policy's Face Amount were $100,000, the surrender charge initially would be $2,088.00.


                                30   PROSPECTUS

The rates for each category are greater or lesser according to the age of the Insured when your Policy is issued. The maximum rate is $47.49 per thousand.

If you surrender your Policy after ten Policy Years have elapsed, we do not charge a surrender charge (unless you have increased the Face Amount of your Policy, as explained below). Before that time, we determine the applicable surrender charge by multiplying the initial surrender charge on your Policy by the appropriate surrender charge percentage for the Policy Year in which the surrender occurs. The applicable surrender charge percentage depends on the Insured's sex, age when your Policy was issued, status as a smoker or non-smoker, and the number of years elapsed since your Policy was issued. For example, the following surrender charge percentage rates would apply if the Insured were 45 years old when your Policy was issued:



                      MALE,           MALE,         FEMALE,         FEMALE,         UNISEX,         UNISEX,
                    NONSMOKER        SMOKER        NONSMOKER         SMOKER        NONSMOKER        SMOKER
 POLICY YEAR          AGE 45         AGE 45          AGE 45          AGE 45          AGE 45         AGE 45
-------------      -----------      --------      -----------      ---------      -----------      --------
      1                100%            100%           100%            100%            100%            100%
      2                 93%             93%            93%             93%             93%             93%
      3                 87%             87%            87%             87%             87%             87%
      4                 82%             82%            82%             82%             82%             82%
      5                 77%             77%            77%             77%             77%             77%
      6                 64%             64%            64%             64%             64%             64%
      7                 51%             51%            51%             51%             51%             51%
      8                 38%             38%            38%             38%             38%             38%
      9                 25%             25%            25%             25%             25%             25%
      10                12%             12%            12%             12%             12%             12%
     11+                 0%              0%             0%              0%              0%              0%

Thus, in the example given above, if the Policy were surrendered during the 7th Policy Year, the surrender charge would equal [$1,064.88 ($2,088.00 x 51%)]. A different surrender charge percentage rate might apply if the Insured is older than 45 when the Policy is issued.

Surrender Charge on Increases in Initial Face Amount. If you increase the
-----------------------------------------------------
Initial Face Amount of your Policy, we determine an additional surrender charge amount applicable to the amount of the increase. We determine the initial amount of the additional surrender charge using the same formula and rates used in determining the initial surrender charge, except that we use the Insured's age and smoking status at the time of the increase, rather than at the time your Policy was issued.

The surrender charge on the increase also decreases over a ten Policy Year period, starting from the effective date of the increase. The schedule of surrender charge percentages applicable to the additional surrender charge is based on the Insured's age at the time of the increase. If you surrender your Policy or make a partial withdrawal, we separately calculate the surrender charge applicable to the Initial Face amount and each increase and add those amounts to determine the total surrender charge.

If you decrease the Face Amount, the applicable surrender charge remains the same.

We include in your Policy a table showing the surrender charge rates and the surrender charge percentages applicable under the Policies. For additional information concerning the rates applicable to you, please consult your agent. In addition, a table of the applicable rates is on file with the SEC as an exhibit to the registration statement for the Policies.

The premium expense charge (in part) and the surrender charge are imposed to cover our actual sales expenses, which include agents' sales commissions and other sales and distribution expenses. We expect to recover total sales expenses of the Policies over the life of the Policies. However, the premium expense charge and surrender charge paid with respect to a particular Policy may be higher or lower than the distribution expenses we incurred in connection with that Policy. To the extent distribution costs are not recovered by these charges, we may make up any shortfall from the assets of our general account, which includes funds derived from the mortality and expense charge on the Separate Account assets and the other charges imposed under the Policies.

Partial Withdrawal Service Fee. We do not assess a surrender charge for a
-------------------------------
partial withdrawal. We do, however, subtract a partial withdrawal service fee of $25 for a partial withdrawal from the remaining policy value to cover our expenses relating to the partial withdrawal.

TRANSFER FEE. We currently are not charging a transfer fee. The Policy, however, permits us to charge a transfer fee of $10 on the second and each subsequent transaction in each calendar month in which transfer(s) are effected between Sub-Account(s) and/or the Fixed Account. We will notify you if we begin to charge this fee.

We will deduct the transfer fee from the Policy Value that remains in the Sub-Account(s) or Fixed Account from which we process your transfer. If that amount is


                                31   PROSPECTUS
insufficient to pay the transfer fee, we will deduct the fee from the transferred amount.

GENERAL POLICY PROVISIONS
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BENEFICIARIES. You name the Beneficiary(ies) (Primary Beneficiary, Contingent Beneficiary) in the application for the Policy. You may change the Beneficiary at any time, except irrevocable Beneficiaries may not be changed without their consent.

You must request a change of Beneficiary in writing. We provide a form to be completed, signed and filed with us. Your request for a change in Beneficiary takes effect upon our filing of a signed and completed form, effective as of the date you signed the form. Until we receive your change instructions, we are entitled to rely on your most recent instructions in our files. Accordingly, we are not liable for making a payment to the person shown in our files as the Beneficiary or treating that person in any other respect as the Beneficiary, even if instructions that we subsequently receive from you seek to change your Beneficiaries effective as of a date before we made the payment or took the action in question.

If you name more than one Beneficiary, we divide the Death Benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions regarding the amount each Beneficiary is to receive, we pay the Death Benefit in equal shares to the Beneficiaries. If one of the Beneficiaries dies before you, we divide the Death Benefit among the surviving Beneficiaries.

ASSIGNMENT. You may assign your Policy as collateral security. You must notify us in writing if you assign the Policy. Until we receive notice from you, we are not liable for any action we may take or payments we may make that may be contrary to the terms of your assignment. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment.

DIVIDENDS. We do not pay any dividend under the Policies.

ABOUT US
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ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK.

Allstate Life Insurance Company of New York is a stock life insurance company engaged in the business of writing life insurance. Our home office is located in Hauppauge, New York. Our administrative offices are located at 3075 Sanders Road, Northbrook, IL 60062-7127; however, our mailing address is P.O. Box 660191, Dallas, TX 75266-0191. Please see also "General Information and History" in the SAI.

THE SEPARATE ACCOUNT. Allstate Life of New York Variable Life Separate Account A is a segregated asset account of Allstate New York. Allstate New York owns the assets of the Separate Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Policy Value of the Policies offered by this Prospectus, these assets may not be used to pay any liabilities of Allstate New York other than those arising from the Policies. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, gains, losses or any investment experience of Allstate New York's other assets. Allstate New York is obligated to pay all amounts promised to Policy Owners under the Policies.

The Separate Account is divided into Sub-Accounts. The assets of each Sub-Account are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Separate Account, its Sub- Accounts or the Portfolios. Values allocated to the Separate Account rise and fall with the values of shares of the Portfolios and are also reduced by Policy charges. We use the Separate Account to fund the Policies and our other variable universal life insurance policies. We account separately for each type of variable life insurance policy funded by the Separate Account.

FEDERAL TAXES
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INTRODUCTION. The following discussion is general and is not intended as tax advice. Allstate New York makes no guarantee regarding the tax treatment of any Policy or transaction involving a Policy. Federal, state, local and other tax consequences of ownership or purchase of a life insurance policy depend upon your circumstances. Our general discussion of the tax treatment of this Policy is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this Policy cannot be made in the Prospectus. For detailed information, you should consult with a


                                32   PROSPECTUS
qualified tax advisor familiar with your situation. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a qualified tax advisor.

TAXATION OF THE COMPANY AND THE SEPARATE ACCOUNT.
Allstate New York is taxed as a life insurance company under Part I of Subchapter L of the Tax Code. The Separate Account is not an entity separate from Allstate New York and its operations form a part of Allstate New York. Therefore, the Separate Account is not taxed separately as a "Regulated Investment Company" under Subchapter M of the Tax Code. Investment income and realized capital gains are automatically applied to increase reserves under the Policies. Under current federal tax law, Allstate New York believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Policies. Generally, reserves are amounts that Allstate New York is legally required to accumulate and maintain in order to meet future obligations under the Policies. Allstate New York does not anticipate that it will incur any federal income tax liability attributable to the Separate Account. Therefore, we do not intend to make provisions for any such taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may impose a charge against the Separate Account in order to make provisions for any such taxes.

TAXATION OF POLICY BENEFITS. In order to qualify as a life insurance policy for federal income tax purposes, the policy must meet the definition of a life insurance policy set forth in Section 7702 of the Tax Code. Section 7702 limits the amount of premiums that may be invested in a policy that qualifies as life insurance. The Policy is structured to meet the Section 7702 definition of a life insurance policy. This means that the Death Benefit is generally excluded from the Beneficiary's gross income under Section 101(a) of the Tax Code and you are generally not taxed on increases in the Policy Value until a distribution occurs.

If the Death Benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the Death Benefit, which will generally be excludable from the Beneficiary's income, and amounts attributable to earnings on that income (occurring after the Insured's death), which will be includable in the Beneficiary's income.

If a Policy fails to qualify as life insurance under Section 7702, the Policy will not provide any of the tax advantages normally provided by life insurance. Allstate New York has the right to amend the Policies to comply with any future changes in the Tax Code, any regulations or rulings under the Tax Code and any other requirements imposed by the Internal Revenue Service.

If you surrender the Policy, you are subject to income tax on the portion of the distribution that exceeds the investment in the contract. The investment in the contract is the gross Premium paid for the Policy minus any amounts previously received from the Policy if such amounts were properly excluded from your gross income. If your Policy is not a Modified Endowment Contract, policy loans are not treated as taxable distributions. Interest paid on a Policy loan is generally not deductible. You are generally taxed on partial withdrawals to the extent the amount distributed exceeds the investment in the contract. In certain situations, partial withdrawals or reduction in benefits during the first fifteen years of the Policy may result in a taxable distribution before the investment in the contract is recovered even if the policy is not a Modified Endowment Contract. Withdrawals and loans from Modified Endowment Contracts are subject to less favorable tax treatment. Loans, if not repaid, and withdrawals reduce the contract's death benefit and cash value. For an additional discussion of Modified Endowment Contracts, please see "Federal Taxes - Modified Endowment Contracts" on page 34.

If you are Owner and Insured under the Policy, the Death Benefit will be included in your gross estate for federal estate tax purposes. Even if the Insured is not the Owner but retains incidents of ownership in the Policy, the Death Benefit will also be included in the Insured's gross estate. Examples of incidents of ownership include the right to:

o    change beneficiaries,

o    assign the Policy,

o    revoke an assignment,

o    pledge the Policy, or

o    obtain a Policy loan.

If you are Owner and Insured under the Policy, and you transfer all incidents of ownership in the Policy, the Death Benefit will be included in your gross estate if you die within three years from the date of the ownership transfer. State and local estate and inheritance taxes may also apply. In addition, certain transfers of the Policy or Death Benefit, either during life or at death, to individuals two or more generations below the transferor may be subject to the federal generation skipping transfer tax. This rule also applies if the transfer is to a trust for the benefit of individuals two or more generations below the transferor.

The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of a Policy in any of these arrangements, you should consult a qualified tax advisor regarding the tax attributes


                                33   PROSPECTUS
of the particular arrangement. We no longer sell life insurance contracts to corporate and self-employed tax-qualified retirement pension and profit sharing plans subject to Section 401.

EMPLOYER OWNED LIFE INSURANCE (A.K.A. "COLI").
The Pension Reform Act, enacted in 2006, includes provisions affecting the taxation of Death Benefits paid from policies owned by "Employers." Although these policies are commonly referred to as Corporate Owned Life Insurance ("COLI"), the term "Employer" includes any person or non-natural entity such as a partnership, LLC, or corporation, which is engaged in a trade or business. The term Employer also includes a person or entity related to the policyholder under the attribution rules of Tax Code sections 267(b) or 707(b)(1), and any person or entity engaged in a trade or business which is under common control with the policyholder.

Generally for contracts issued to employers after August 17, 2008, the portion of the Death Benefit in excess of the premiums or other amounts the employer paid for the policy will be treated as income unless:

o    the insured was an employee within 12 months of death;

o    proceeds are paid to the insured's beneficiary;

o proceeds are used to buy back any equity interest owned by the insured at the time of death; or

o the insured was a "highly compensated employee" or "highly compensated individual."

For purposes of the COLI rules, "highly compensated employees" are:

o    more than 5% owners;

o    directors; and

o    anyone else in the top 35% of employees ranked by pay.

"Highly compensated individuals" are individuals who are:

o    more than 10% owners;

o    one of the five highest paid officers; or

o    among the highest paid 35% of all employees.

The new COLI provision also includes notice and consent requirements, and reporting requirements.

MODIFIED ENDOWMENT CONTRACTS. A life insurance policy is treated as a "Modified Endowment Contract" under Section 7702A of the Tax Code if it meets the definition of life insurance in Section 7702, but fails the "seven-pay" test of
Section 7702A. The seven-pay test limits the amount of premiums that can be paid into the contract before the Policy will become a Modified Endowment Contract. We will not accept any Premiums that cause the Policy to become a Modified Endowment Contract unless we receive from you a written acknowledgment that the Policy will become a Modified Endowment Contract. An exchange under
Section 1035 of the Tax Code of a life insurance policy that is not a Modified Endowment Contract will not cause the new policy to be a Modified Endowment Contract if no additional premiums are paid. An exchange under Section 1035 of the Code of a life insurance policy that is a Modified Endowment Contract for a new life insurance policy will always cause the new policy to be a Modified Endowment Contract.

If your Policy is not issued as a Modified Endowment Contract, it can become a Modified Endowment Contract under certain circumstances. If your Policy is materially changed at any time, your policy must be tested to determine whether it has become a Modified Endowment Contract. A material change includes certain increases in the policy's death benefit and the addition or increase of certain riders. Your Policy will be treated as though it were a new contract on the day the material change takes effect, a new seven-pay limit will be calculated, and a new seven-pay period will begin. Additionally, if the benefits provided by your Policy are reduced during the first 7 years of the policy or during a "seven-pay period", the seven-pay test will be applied as though the policy were initially issued with the reduced benefits. If the cumulative premiums paid into the Policy prior to the reduction in benefits are in excess of the seven-pay limit for the reduced benefit, then your policy will become a Modified Endowment Contract.

If a contract is classified as a Modified Endowment Contract, the Death Benefit will still qualify for the exclusion from gross income, and increases in Policy value are not subject to current taxation unless withdrawn or otherwise accessed. If you receive any amount as a Policy loan (including unpaid interest that is added to the loan balance) from a Modified Endowment Contract, or assign or pledge any part of the value of the Policy, such amount is treated as a distribution. Withdrawals and distributions made from a Modified Endowment Contract before the Insured's death are treated as taxable income first, then as recovery of the investment in the contract. The taxable portion of any distribution from a Modified Endowment Contract is subject to an additional 10% penalty tax, except as follows:

o distributions made on or after the date on which the taxpayer attains age 59 1/2;

o distributions attributable to the taxpayer's becoming disabled (within the meaning of Section 72(m)(7) of the Tax Code); or

o any distribution that is part of a series of substantially equal periodic payments (paid not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her beneficiary.


                                34   PROSPECTUS

All Modified Endowment Contracts that are issued within any calendar year to the same owner by one company or its affiliates shall be treated as one Modified Endowment Contract in determining the taxable portion of any distributions from any of the contracts required to be aggregated.

INCOME TAX WITHHOLDING. Generally, Allstate New York is required to withhold federal income tax at a rate of 10% from taxable distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, code Section 1441 provides that Allstate New York, as a withholding agent, must withhold 30% of the taxable amounts paid to a non-resident alien not subject to FATCA. Certain payees may be subject to the Foreign Accounts Tax Compliance Act (FATCA) which would require 30% mandatory withholding for certain entities. Please see your personal tax advisor for additional information regarding FATCA. A non-resident alien is someone other than a U.S. citizen or resident alien. We require an original IRS Form W-8 to certify the owners' foreign status. Withholding on taxable distributions may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for taxable life insurance distributions.

DIVERSIFICATION REQUIREMENTS. For a Policy to qualify as a variable life insurance policy for federal tax purposes, the investments in the Separate Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Separate Account are not adequately diversified, the Policy will not be treated as a variable life insurance policy for federal income tax purposes. As a result, you will be taxed on the excess of the Policy Value over the investment in the contract. Although Allstate New York does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT. The IRS has stated that you will be considered the owner of Separate Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the Separate Account investments may cause a policy owner to be treated as the owner of the Separate Account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct Subaccount investments without being treated as owners of the underlying assets of the Separate Account.

Your rights under the Policy are different than those described by the IRS in private and public rulings in which it found that policy owners were not owners of separate account assets. For example, if your Policy offers more than twenty
(20) investment alternatives you have the choice to allocate premiums and policy values among a broader selection of investment alternatives than described in such rulings. You may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in your being treated as the owner of the Separate Account. If this occurs, income and gain from the Separate Account assets would be includible in your gross income. Allstate New York does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Policy. We reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Separate Account. However, we make no guarantee that such modification to the Policy will be successful.

OTHER TAX CONSIDERATIONS. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each Policy owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.
Under certain circumstances, the Tax Code may impose a generation-skipping transfer ("GST") tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Tax Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.
The potential application of these taxes underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.


                                35   PROSPECTUS

MEDICARE TAX ON INVESTMENT INCOME. Beginning in 2013, the newly enacted 3.8% Medicare tax on investment income applies to individuals whose income exceeds certain threshold amounts. You should consult a tax advisor about the impact of this new tax on distributions from the Policy.

DISTRIBUTION
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Allstate Distributors, L.L.C. ("ADLLC"), located at 3075 Sanders Road, Northbrook, IL 60062-7127, serves as distributor of the Policies. ADLLC, an affiliate of Allstate New York, is a wholly owned subsidiary of Allstate Life Insurance Company. ADLLC is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA").

ADLLC does not sell Policies directly to purchasers. ADLLC enters into selling agreements with affiliated and unaffiliated broker-dealers and banks to sell the Policies through their registered representatives. The broker-dealers are registered with the SEC and are FINRA member firms. Their registered representatives are licensed as insurance agents by applicable state insurance authorities and appointed as agents of Allstate New York in order to sell the Policies. Policies also may be sold by representatives or employees of banks that may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.

We will pay commissions to broker-dealers and banks that sell the Policies. Commissions paid vary, but we may pay up to a maximum sales commission of approximately 99% of all Premiums plus 27% of any additional Premiums in the second year, plus 5% of any additional Premiums in Years 3-5, plus 2% of any additional Premiums thereafter. In addition, we may pay a trail commission of up to 0.60% of Policy Value on Policies that have been in force for at least one year. In addition, certain bonuses and managerial compensation may be paid. We pay all such commissions and incentives.

Commissions payable to sales representatives for the sale of the Policy are calculated based on the total Premium payments. If you purchase a Primary Insured Rider, the commissions will vary depending on the allocation of your coverage between the base Policy and the Primary Insured Rider. The same initial Death Benefit will result in the highest commission when there is no Primary Insured Rider, with the commission declining as the portion of the Death Benefit coverage allocated to the Primary Insured Rider increases. Thus, the lowest commission amount is payable when the maximum Primary Insured Rider is purchased.

From time to time, we pay asset-based compensation and/or marketing allowances to banks and broker-dealers. These payments vary among individual banks and broker dealers, and the asset-based payments may be up to 0.25% of Policy Value annually. These payments are intended to contribute to the promotion and marketing of the Policies, and they vary among banks and broker-dealers. The marketing and distribution support services include but are not limited to: (1) placement of the Policies on a list of preferred or recommended products in the bank's or broker-dealer's distribution system; (2) sales promotions with regard to the Policies; (3) participation in sales conferences; and (4) helping to defray the costs of sales conferences and educational seminars for the bank or broker-dealer's registered representatives. A list of broker-dealers and banks that ADLLC paid pursuant to such arrangements is provided in the Statement of Additional Information, which is available upon request. For a free copy, please write or call us at the address or telephone number listed on the front page of this prospectus, or go to the SEC's Web site (http:// www.sec.gov).

To the extent permitted by FINRA rules and other applicable laws and regulations, we may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. We may not offer the arrangements to all broker-dealers and banks and the terms of the arrangement may differ among broker-dealers and banks.

Individual registered representatives, broker-dealers, banks, and branch managers within some broker-dealers and banks participating in one of these compensation arrangements may receive greater compensation for selling the contract than for selling a different contact that is not eligible for the compensation arrangement. While we take the compensation into account when establishing contract charges, any such compensation will be paid by us or ADLLC and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply to the sale of the contract.

Allstate New York does not pay ADLLC a commission for distribution of the Policies. ADLLC compensates its representatives who act as wholesalers, and their sales management personnel, for Policy sales. This compensation is based on a percentage of premium payments and/or a percentage of Policy values. The underwriting agreement with ADLLC provides that we will reimburse ADLLC for expenses incurred in distributing the Policies, including any liability to Policy Owners arising out of services rendered or Policies issued.


                                36   PROSPECTUS

LEGAL PROCEEDINGS
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There are no pending material legal proceedings to which the Separate Account or principal underwriter is a party. Allstate New York is engaged in routine lawsuits, which, in our management's judgment, are not of material importance to its respective total assets or material with respect to the Separate Account.

LEGAL MATTERS
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All matters of New York law pertaining to the Policy, including the validity of the Policy and our right to issue the Policy under New York law, have been passed upon by Angela K. Fontana, Vice President, General Counsel and Secretary of Allstate New York.

FINANCIAL STATEMENTS
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The statements of net assets of each of the individual Sub-Accounts, which comprise the Separate Account, as of December 31, 2015, and the related statements of operations for the year or period then ended and the statements of changes in net assets for each of the periods in the two year period then ended, the financial statements of Allstate Life Insurance Company of New York as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, and the related financial statement schedules of Allstate Life Insurance Company of New York and the accompanying Reports of Independent Registered Public Accounting Firm appear in the Statement of Additional Information.


                                37   PROSPECTUS

ILLUSTRATION OF POLICY VALUES, DEATH BENEFITS, AND NET SURRENDER VALUES
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The following tables illustrate how the Policy Values, Net Surrender Values and Death Benefits of a Policy change with the investment experience of the Portfolios. The tables show how the Policy Values, Net Surrender Values and Death Benefits issued to an Insured of a given age and underwriting risk classification who pays the specified annual Premium would vary over time if the investment return on the assets held in the underlying Portfolio(s) was a uniform, gross, after-tax annual rate of 0%, 6% or 12%. The tables on page 39 illustrate a Policy issued to a male, age 45, $120,000 Face Amount, under a standard nonsmoker risk classification and Death Benefit Option 1.

The illustrations assume an annual payment of $1,825.00. The Safety Net Premium (see Safety Net Premium, page 12) for the illustrated Policy is $1,484.40. Payment of the Safety Net Premium or more each year would guarantee Death Benefit coverage for ten years, regardless of investment performance, assuming no loans or withdrawals are taken.

The illustration on page 39 assumes current charges and cost of insurance rates, while the illustration on page 40 assumes maximum guaranteed charges and cost of insurance rates (based on the 2017 Commissioners Standard Ordinary Mortality Table).

The amounts shown for the Death Benefit, Policy Value and Net Surrender Value reflect the fact that the net investment return of the Sub-Accounts is lower than the gross, after-tax return on the assets held in the Portfolios and charges levied against the Sub-Accounts. The values shown take into account the arithmetic average of total annual operating expenses (expenses that are deducted from Portfolio assets, which may include management fees, distribution and/or service (12b-1) fees, and other expenses) of 0.75%. Portfolio fees and expenses used in the illustrations do not reflect any expense reimbursement or fee waivers, which are terminable by the Portfolios and/or their investment advisors as described in the Prospectus under Fee Table and in the Prospectuses for the Portfolios. Also reflected is our monthly charge to the Policy Value for assuming mortality and expense risks. The current monthly charge for the first ten Policy Years is a rate of 0.58% of the average net assets of the Sub-Accounts, and a charge of 0.24% of average daily net assets thereafter. The illustrations also reflect the deduction from Premiums for a premium expense charge of 6.00%, the monthly policy fee of $11.00, and the monthly administrative expense fee of $17.20. The monthly policy fee is guaranteed not to exceed $15.00 per month. The amount of the administrative expense fee will vary with Policy Face Amount. After deduction of average fund expenses, the illustrated gross annual investment rates of return of 0%, 6%, and 12%, "Assuming Current Costs" correspond to approximate net annual rates of -0.75%, 5.25%, and 11.25%, respectively. The illustrated gross annual investment rates of return of 0%, 6%, and 12%, "Assuming Guaranteed Costs" correspond to approximate net annual rates of return of -0.75%, 5.25%, and 11.25%, respectively.

The hypothetical values shown in the tables do not reflect any charges for Federal income taxes against the Separate Account, since we are not currently making this charge. However, this charge may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 6%, and 12% by an amount sufficient to cover the tax charge in order to produce the Death Benefits, Policy Values, and Net Surrender Values illustrated (see "Federal Taxes," page 32.)

The tables illustrate the Policy Values, Net Surrender Values and Death Benefits that would result based upon the hypothetical investment rates of return if Premiums are paid as indicated, if all net Premiums are allocated to the Separate Account, and if no Policy loans are taken. The tables also assume that you have not requested an increase or decrease in the Face Amount of the Policy and that no partial surrenders or transfers have been made.

Upon request, we will provide a comparable illustration based upon the proposed Insured's actual age, sex and underwriting classification, the Face Amount, Death Benefit option, the proposed amount and frequency of Premiums paid and any available riders requested.


                                38   PROSPECTUS

                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
         INDIVIDUAL FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS


                  Male Issue Age 45
  Face Amount $120,000       Standard Nonsmoker Class
  $1,825.00 Annual Premium    Death Benefit Option: 1



               CURRENT COST OF INSURANCE RATES
                        DEATH BENEFIT
ASSUMING HYPOTHETICAL GROSS AND NET ANNUAL INVESTMENT RETURN
                              OF
                      0% GROSS       6% GROSS      12% GROSS
   POLICY YEAR       -.75% NET      5.25% NET      11.25% NET
        1             120,000       120,000          120,000
        2             120,000       120,000          120,000
        3             120,000       120,000          120,000
        4             120,000       120,000          120,000
        5             120,000       120,000          120,000
        6             120,000       120,000          120,000
        7             120,000       120,000          120,000
        8             120,000       120,000          120,000
        9             120,000       120,000          120,000
       10             120,000       120,000          120,000
       15             120,000       120,000          120,000
  20 (Age 65)         120,000       120,000          120,000
  30 (Age 75)         120,000       120,000          257,628
  40 (Age 85)               **      120,000          728,420
  55 (Age 100)              **      243,986        3,201,444



                         POLICY VALUE                                                   SURRENDER VALUE
               ASSUMING HYPOTHETICAL GROSS AND                                  ASSUMING HYPOTHETICAL GROSS AND
               NET ANNUAL INVESTMENT RETURN OF                                  NET ANNUAL INVESTMENT RETURN OF
                      0% GROSS       6% GROSS       12% GROSS                         0% GROSS       6% GROSS      12% GROSS
   POLICY YEAR       -.75% NET      5.25% NET      11.25% NET       POLICY YEAR      -.75% NET      5.25% NET      11.25% NET
        1               1,133          1,220           1,305       1                        0              0               0
        2               2,246          2,489           2,740       2                        0            159             410
        3               3,337          3,810           4,320       3                    1,157          1,630           2,140
        4               4,404          5,182           6,059       4                    2,350          3,128           4,004
        5               5,447          6,608           7,972       5                    3,518          4,649           6,043
        6               6,463          8,087          10,075       6                    4,859          6,484           8,472
        7               7,445          9,615          12,382       7                    6,167          8,337          11,105
        8               8,389         11,190          14,911       8                    7,437         10,238          13,959
        9               9,295         12,812          17,686       9                    8,669         12,186          17,059
       10              10,163         14,489          20,732      10                    9,862         14,185          20,432
       15              14,231         24,211          42,121      15                   14,231         24,211          42,121
  20 (Age 65)          17,068         35,763          77,949      20 (Age 65)          17,068         35,763          77,949
  30 (Age 75)          14,499         64,299         240,774      30 (Age 75)          14,499         64,299         240,774
  40 (Age 85)               **       106,271         693,734      40 (Age 85)               **       106,271         693,734
  55 (Age 100)              **       241,570       3,169,746      55 (Age 100)              **       241,570       3,169,746

Assumes the Premium shown is paid at the beginning of each Policy Year. Values would differ if Premiums are paid with a different frequency or in different amounts. Assumes that no Policy loans or withdrawals have been made. An ** indicates lapse in the absence of additional Premium.

The hypothetical investment rates of return show above and elsewhere in the SAI and the Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more less than those shown and will depend on a number of factors, including the investment allocations by the Policy Owner and the Portfolios' rates of return. The Death Benefit, Policy Value and Surrender Value for the Policy would differ from those shown if the actual investment rates of return averaged the rates shown above over a period of years but fluctuated above or below those averages for individual Policy Years. No representation can be made by Allstate New York or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.


                                 39  PROSPECTUS

                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
         INDIVIDUAL FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS


                  Male Issue Age 45
  Face Amount $120,000       Standard Nonsmoker Class
  $1,825.00 Annual Premium    Death Benefit Option: 1



             GUARANTEED COST OF INSURANCE RATES
                        DEATH BENEFIT
ASSUMING HYPOTHETICAL GROSS AND NET ANNUAL INVESTMENT RETURN
                              OF
                      0% GROSS       6% GROSS      12% GROSS
   POLICY YEAR       -.75% NET      5.25% NET      11.25% NET
        1             120,000       120,000          120,000
        2             120,000       120,000          120,000
        3             120,000       120,000          120,000
        4             120,000       120,000          120,000
        5             120,000       120,000          120,000
        6             120,000       120,000          120,000
        7             120,000       120,000          120,000
        8             120,000       120,000          120,000
        9             120,000       120,000          120,000
       10             120,000       120,000          120,000
       15             120,000       120,000          120,000
  20 (Age 65)         120,000       120,000          120,000
  30 (Age 75)         120,000       120,000          237,149
  40 (Age 85)               **      120,000          660,917
  55 (Age 100)              **      177,661        2,817,682



                         POLICY VALUE                                                   SURRENDER VALUE
               ASSUMING HYPOTHETICAL GROSS AND                                  ASSUMING HYPOTHETICAL GROSS AND
               NET ANNUAL INVESTMENT RETURN OF                                  NET ANNUAL INVESTMENT RETURN OF
                      0% GROSS       6% GROSS       12% GROSS                         0% GROSS       6% GROSS      12% GROSS
   POLICY YEAR       -.75% NET      5.25% NET      11.25% NET       POLICY YEAR      -.75% NET      5.25% NET      11.25% NET
        1               1,083          1,168           1,251       1                        0              0               0
        2               2,145          2,381           2,626       2                        0             51             295
        3               3,184          3,642           4,136       3                    1,005          1,462           1,956
        4               4,199          4,949           5,795       4                    2,144          2,894           3,740
        5               5,188          6,304           7,616       5                    3,259          4,375           5,687
        6               6,149          7,707           9,615       6                    4,545          6,103           8,011
        7               7,076          9,152          11,802       7                    5,798          7,875          10,525
        8               7,963         10,638          14,195       8                    7,011          9,686          13,243
        9               8,812         12,165          16,814       9                    8,185         11,539          16,188
       10               9,621         13,736          19,685      10                    9,320         13,435          19,384
       15              13,367         22,781          39,684      15                   13,367         22,781          39,684
  20 (Age 65)          15,854         33,332          72,797      20 (Age 65)          15,854         33,332          72,797
  30 (Age 75)          12,458         58,017         221,635      30 (Age 75)          12,458         58,017         221,635
  40 (Age 85)               **        87,032         629,445      40 (Age 85)               **        87,032         629,445
  55 (Age 100)              **       175,902       2,789,784      55 (Age 100)              **       175,902       2,789,784

Assumes the Premium shown is paid at the beginning of each Policy Year. Values would differ if Premiums are paid with a different frequency or in different amounts.

Assumes that no Policy loans or withdrawals have been made. An ** indicates lapse in the absence of additional Premium.

The hypothetical investment rates of return show above and elsewhere in the SAI and the Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more less than those shown and will depend on a number of factors, including the investment allocations by the Policy Owner and the Portfolios' rates of return. The Death Benefit, Policy Value and Surrender Value for the Policy would differ from those shown if the actual investment rates of return averaged the rates shown above over a period of years but fluctuated above or below those averages for individual Policy Years. No representation can be made by Allstate New York or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.


                                 40  PROSPECTUS

GLOSSARY OF SPECIAL TERMS
--------------------------------------------------------------------------------

Please refer to this list for the meaning of the following terms:

ACCUMULATION UNIT - An accounting unit of measurement, which we use to calculate the value of a Sub-Account.

AGE - The Insured's age at his or her last birthday.

ATTAINED AGE - The Insured's age on his or her last birthday as of the policy issue date and subsequent Policy Anniversaries.

BENEFICIARY(IES) - The person(s) named by you to receive the Death Benefit under the Policy.

COMPANY - Allstate Life Insurance Company of New York, sometimes referred to as "Allstate New York."

DEATH BENEFIT - The amount payable to the Beneficiary under the Policy upon the death of the Insured, before payment of any unpaid Policy Debt or policy charges.

FACE AMOUNT - The initial Death Benefit under your Policy, adjusted for any changes in accordance with the terms of your Policy.

FIXED ACCOUNT - The portion of Policy Value receiving fixed interest crediting and allocated to our general account.

GRACE PERIOD - A time period of 61 days that begins on any Monthly Activity Day where the Net Surrender Value is less than the Monthly Deduction for the current policy month, except as provided in the Safety Net Premium provision.

INSURED - The person whose life is covered by your Policy.

ISSUE DATE - The date the Policy is issued. It is used to determine Policy Years and policy months in your Policy.

LOAN ACCOUNT - An account established for amounts transferred from the Sub-Accounts and the Fixed Account as security for outstanding policy loans.

MATURITY DATE - The Policy does not have a Maturity Date.

MONTHLY ACTIVITY DAY - The day of the month on which deductions are made. If a month does not have that day, the deduction will be made on the last day of that month.

MONTHLY AUTOMATIC PAYMENT - A method of paying a premium each month automatically, for example by bank draft or salary deduction.

MONTHLY DEDUCTION - The amount deducted from Policy Value on each Monthly Activity Day for the policy fee, mortality and expense risk charge, administrative expense charge, cost of insurance charge, and the cost of any benefit riders.

NET DEATH BENEFIT - The Death Benefit, less any Policy Debt.

NET INVESTMENT FACTOR - An index applied to measure the net investment performance of a Sub-Account from one Valuation Date to the next. It is used to determine the Policy Value of a Sub-Account in any Valuation Period.

NET POLICY VALUE - The Policy Value, less any Policy Debt.

NET PREMIUM - The Premium paid less the premium expense charge.

NET SURRENDER VALUE - The amount you would receive upon surrender of your Policy, equal to the Surrender Value less any Policy Debt.

POLICY ANNIVERSARY - The same day and month as your Issue Date for each subsequent year your Policy remains in force.

POLICY DEBT - The sum of all unpaid Policy Loans and accrued interest.

POLICY OWNER ("YOU" "YOUR") - The person(s) having the rights of ownership defined in the Policy. The Policy Owner may or may not be the same person as the Insured. If your Policy is issued pursuant to a retirement plan, your ownership rights may be modified by the plan.

POLICY VALUE - The sum of the values in the Sub-Accounts of the separate account plus the value of the Fixed Account, plus the Loan Account. The amount from which Monthly Deductions are made and the Death Benefit is determined.

POLICY YEAR - A twelve-month period beginning on the Issue Date or a Policy Anniversary.

PORTFOLIO(S) - The underlying fund(s) (or investment series thereof) in which the Sub-Accounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

PREMIUM - Amounts paid to us as Premium for the Policy by you or on your behalf.

SAFETY NET PREMIUM - The period of time the Policy is guaranteed to stay in force based on the payment of the Safety Net Premium.

SEPARATE ACCOUNT - Allstate Life of New York Variable Life Separate Account A, which is a segregated investment account of Allstate New York.

SUB-ACCOUNT - A subdivision of the Separate Account invested wholly in shares of one of the Portfolios.


                                41   PROSPECTUS

SURRENDER VALUE - The Policy Value less any applicable surrender charges.

TAX CODE - The Internal Revenue Code of 1986, as amended.

VALUATION DATE - Each day the New York Stock Exchange is open for business. We do not determine accumulation unit value on days on which the New York Stock Exchange is closed for trading.

VALUATION PERIOD - The period of time during which we determine the change in the value of the Sub-Accounts in order to price accumulation units. Each Valuation Period begins at the close of normal trading on the New York Stock Exchange, currently 4:00 p.m. Eastern time, on each Valuation Date and ends at the close of the NYSE on the next Valuation Date.

WE, US, OUR - Our company, Allstate Life Insurance Company of New York, sometimes referred to as "Allstate New York."

YOU, YOUR - The person(s) having the rights of ownership defined in your Policy.

WHERE YOU CAN FIND MORE INFORMATION
--------------------------------------------------------------------------------

You can call us at 1-800-268-5619 to ask us questions, to request information about the Policy, and to obtain copies of the Statement of Additional Information, personalized illustrations or other documents. You also can write to us at the address given on the first page of this Prospectus.

We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission ("SEC"). The current SAI is dated August XX, 2017. The SAI contains additional information about the Policy and is incorporated by reference in this Prospectus. You can obtain a free copy of the SAI upon request, by writing us or calling at the number given above. You should read the SAI because you are bound by the terms contained in it.

We file reports and other information with the SEC. You may read and copy any document we file with the SEC, including the SAI, at the SEC's public reference room in Washington, DC. Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference room.

Our SEC reports and other information about us are also available to the public at the SEC's web site at http://www.sec.gov. Copies of any of the information filed with the SEC may be obtained upon payment of a duplicating fee by writing the SEC's Public Reference Section, 100 F Street NE, Room 1580, Washington, DC 20549-2000.

                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
    THROUGH ITS ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
                           1940 ACT FILE NO. 811-21250
                          1933 ACT FILE NO. 333-XXXXXX

                                42   PROSPECTUS

NYLU16-6

                      STATEMENT OF ADDITIONAL INFORMATION
                     ALLSTATE FUTUREVEST VULSM FLEXIBLE PREMIUM
                  VARIABLE ADJUSTABLE LIFE INSURANCE POLICIES

                  DATE OF STATEMENT OF ADDITIONAL INFORMATION:
                                  August XX, 2017

           ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
             DEPOSITOR: ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK


This Statement of Additional Information is not a prospectus. Please review the Prospectus, which contains information concerning the Policies described above. You may obtain a copy of the Prospectus without charge by calling us at 1-800-865-5237 or writing to us at the address immediately below. The defined terms used in this Statement of Additional Information are as defined in the Prospectus.



                  Allstate Life Insurance Company of New York
                                P.O. Box 660191
                            Dallas, Texas 75266-0191


The Date of this Statement of Additional Information and of the related Prospectus is August XX, 2017

                               TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY................................................
     Description of Allstate Life Insurance Company of New York................
     State Regulation of Allstate New York.....................................
     Allstate Life of New York Variable Life Separate Account A................
EXPERTS........................................................................
ADDITIONAL INFORMATION CONCERNING THE OPERATION OF YOUR POLICY.................
     Replacement of Modified Endowment Contracts...............................
     Computation of Policy Value...............................................
     Transfers Authorized by Telephone.........................................
GENERAL POLICY PROVISIONS .....................................................
     Statements to Policy Owners...............................................
     Limit on Right to Contest.................................................
     Suicide...................................................................
     Misstatement as to Age and Sex............................................
DISTRIBUTOR....................................................................
DISTRIBUTION OF THE POLICY.....................................................
FINANCIAL STATEMENTS...........................................................
ILLUSTRATION OF POLICY VALUES, DEATH BENEFITS, AND NET SURRENDER VALUES........

                        GENERAL INFORMATION AND HISTORY

Description Of Allstate Life Insurance Company of New York. Allstate Life Insurance Company of New York ("ALLSTATE NEW YORK") is the issuer of the Policy. Allstate New York is a stock life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 and was known as "Financial Life Insurance Company" from 1967 to 1978. From 1978 to 1984, Allstate New York was known as "PM Life Insurance Company." Since 1984 the company has been known as "Allstate Life Insurance Company of New York".

Allstate New York is currently licensed to operate in New York and several other jurisdictions. We intend to offer the Policy only in New York. Our headquarters is located at 878 Veteran's Memorial Highway, Suite 400, Hauppauge, NY 11788-5107. Our service center is located in Lincoln, Nebraska (mailing address: on the first page of the prospectus).

Allstate New York is a wholly owned subsidiary of Allstate Life Insurance Company ("ALLSTATE LIFE"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. With the exception of the directors qualifying shares, all of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

State  Regulation  of  Allstate New York. We are subject to the laws of New York
State and regulated by the New York State Insurance Department. Every year we file an annual statement with the Insurance Department covering our operations for the previous year and our financial condition as of the end of the year. We are inspected periodically by the New York State Insurance Department to verify our contract liabilities and reserves. Our books and records are subject to review by the New York State Insurance Department at all times. We are also subject to regulation under the insurance laws of every jurisdiction in which we operate.

Allstate Life of New York Variable Life Separate Account A. Allstate New York established the Allstate Life of New York Variable Life Separate Account A on December 15, 1995. The Separate Account meets the definition of a "Separate Account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the Separate Account or Allstate New York. We are the custodian of the assets of the Allstate Life of New York Variable Life Separate Account A. Our principal place of business address is listed above.

                                    EXPERTS

The financial statements and the related financial statement schedules of Allstate Life Insurance Company of New York and the financial statements of the sub-accounts of Allstate Life of New York Variable Life Separate Account A included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein.

Such financial statements and financial statement schedules are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         ADDITIONAL INFORMATION CONCERNING THE OPERATION OF YOUR POLICY

Replacement of Modified Endowment Contracts. If you replace a modified endowment contract issued by another insurer with a Policy, your Policy will also be a modified endowment contract. Our ability to determine whether a replaced Policy issued by another insurer is a modified endowment contract is based solely on the sufficiency of the Policy data we receive from the other insurer. We do not consider ourselves liable to you if that data is insufficient to accurately determine whether the replaced Policy is a modified endowment contract. You should discuss this issue with your tax adviser if it pertains to your situation. Based on the information provided to us, we will notify you as to whether you can contribute more Premiums to your Policy without causing it to become a modified endowment contract.

Computation of Policy Value. On each Valuation Date, the portion of your Policy Value in a particular Subaccount will equal:

     (1)  The total value of your Accumulation Units in the Subaccount; plus

     (2) Any Net Premium received from you and allocated to the Subaccount during the current Valuation Period; plus

     (3) Any Policy Value transferred to the Subaccount during the current Valuation Period; minus

     (4) Any Policy Value transferred from the Subaccount during the current Valuation Period; minus

     (5) Any amounts withdrawn by you (plus the applicable withdrawal charge) from the Subaccount during the current Valuation Period; minus

     (6) The portion of any Monthly Deduction allocated to the Subaccount during the current Valuation Period for the Policy Month following the Monthly Deduction Day.

On each Valuation Date, the portion of your Policy Value in the Fixed Account will equal:

     (1)  Any Net Premium allocated to it, plus

     (2)  Any Policy Value transferred to it from the Subaccounts; plus

     (3)  Interest credited to it; minus

     (4)  Any Policy Value transferred out of it; minus

     (5) Any amounts withdrawn by you (plus the applicable withdrawal charge); minus

     (6)  The portion of any Monthly Deduction allocated to the Fixed Account.

All Policy Values equal or exceed those required by law. Detailed explanations of methods of calculation are on file with the appropriate regulatory authorities.

Transfers Authorized by Telephone. You may make transfers by telephone. To give a third party authorization, you must first send us a completed authorization form.

The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. Calls completed before 4:00 p.m. will be effected on that day at that day's price. Calls completed after 4:00 p.m. will be effected on the next day that the NYSE and we are open for business, at that day's price.

                           GENERAL POLICY PROVISIONS

Statements to Policy Owners. We will maintain all records relating to the Separate Account and the Subaccounts. Each year we will send you a report showing information concerning your Policy transactions in the past year and the current status of your Policy. The report will include information such as the Policy Value as of the end of the current and the prior year, the current Death Benefit, Surrender Value, Policy Debt, partial withdrawals, earnings, Premiums paid, and deductions made since the last annual report. We will also include any information required by state law or regulation. If you ask us, we will send you an additional report at any time. We may charge you up to $25 for this extra report. We will tell you the current charge before we send you the report.

In addition, we will send you the reports required by the 1940 Act. We will mail you confirmation notices or other appropriate notices of Policy transactions quarterly or more frequently if required by law. You should therefore give us prompt written notice of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly with any questions.

Limit on Right to Contest. We may not contest the insurance coverage under the Policy after the Policy has been in force for two years while the Insured is alive. If the Policy has lapsed and been reinstated, we may not contest the reinstatement after two years from the date of the reinstatement while the Insured is alive. We may not contest any increase in the Face Amount of the Policy after the increase has been in effect for two years while the Insured is alive.

Suicide. If the Insured commits suicide within two years of the Issue Date or within two years of any increase in the Face Amount, we are not required to pay the full Death Benefit that would otherwise be payable. Instead, we will pay an amount equal to the Policy Value less any Policy Debt and the Policy will stop. If within two years of the effective date of any increase in the Face Amount the Insured commits suicide, we will pay a Death Benefit for the increase equal to the total cost of insurance charges.

Misstatement as to Age and Sex. If the age or sex of the Insured is incorrectly stated in the application, we will adjust the Death Benefit appropriately as specified in the Policy.

                                  DISTRIBUTOR

Allstate Distributors, LLC, ("ADLLC") serves as principal underwriter and distributor of the Policies. ADLLC is a wholly-owned subsidiary of Allstate Life Insurance Company. ADLLC is a registered broker dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and is a member of FINRA.

Allstate New York does not pay ADLLC a commission for distribution of the Policies. The underwriting agreement with ADLLC provides that we will reimburse ADLLC for expenses incurred in distributing the Policies, including liability arising out services we provide on the Policies.

                                               2013         2014       2015
=========================================     =======     =======     =======
=========================================     =======     =======     =======
Commission paid to ADLLC that were paid
to other broker-dealers and registered
representatives                                 0             0             0
Commission kept by ADLLC                        0             0             0
Other fees paid to ADLLC for
distribution services                           0             0             0



                           DISTRIBUTION OF THE POLICY

Allstate New York offers the Policies on a continuous basis. The Policies are sold by registered representatives of broker-dealers who are our licensed insurance agents, either individually or through an incorporated insurance agency. Commissions paid vary, but we may pay up to a maximum sales commission of approximately 99% of all Premiums plus 27% of any additional Premiums in the second year, plus 5% of any additional Premiums in Years 3-5, plus 2% of any additional Premiums thereafter. In addition, we may pay a trail commission of up to 0.60% of Policy Value on Policies that have been in force for at least one year. In addition, certain bonuses and managerial compensation may be paid. We pay all such commissions and incentives.

Commissions payable to sales representatives for the sale of the Policy are calculated based on the total Premium payments. If you purchase a Primary Insured Rider, the commissions will vary depending on the allocation of your coverage between the base Policy and the Primary Insured Rider. The same initial Death Benefit will result in the highest commission when there is no Primary Insured Rider, with the commission declining as the portion of the Death Benefit coverage allocated to the Primary Insured Rider increases. Thus, the lowest commission amount is payable when the maximum Primary Insured Rider is purchased.

                              FINANCIAL STATEMENTS

The statements of net assets of each of the individual Sub-Accounts, which comprise the Separate Account, as of December 31, 2015, and the related statements of operations for the year or period then ended and statements of changes in net assets for each of the periods in the two year period ended December 31, 2015, the financial statements of Allstate Life Insurance Company of New York as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015, and the related financial statement schedules of Allstate Life Insurance Company of New York and the accompanying Reports of Independent Registered Public Accounting Firm appear in the pages that follow. The financial statements and schedules of Allstate Life Insurance Company of New York included herein should be considered only as bearing upon the ability of Allstate Life Insurance Company of New York to meet its obligations under the Policies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Allstate Life Insurance Company of New York
Hauppauge, New York

We have audited the accompanying Statements of Financial Position of Allstate Life Insurance Company of New York (the "Company"), an affiliate of The Allstate Corporation, as of December 31, 2015 and 2014, and the related Statements of Operations and Comprehensive Income, Shareholder's Equity, and Cash Flows for each of the three years in the period ended December 31, 2015. Our audits also included Schedule I-Summary of Investments Other Than Investments in Related Parties, Schedule IV-Reinsurance, and Schedule V-Valuation Allowances and Qualifying Accounts. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Allstate Life Insurance Company of New York as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Schedule I-Summary of Investments Other Than Investments in Related Parties, Schedule IV-Reinsurance, and Schedule V-Valuation Allowances and Qualifying Accounts, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


/s/ Deloitte & Touche LLP

Chicago, Illinois
March 4, 2016

                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
               STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

($ IN THOUSANDS)                                                                          YEAR ENDED DECEMBER 31,
                                                                                ------------------------------------------
                                                                                    2015           2014           2013
                                                                                ------------   ------------   ------------
REVENUES
   Premiums (net of reinsurance ceded of $12,362, $12,782 and $15,510)          $     63,218   $     59,070   $     55,789
   Contract charges (net of reinsurance ceded of $9,049, $10,971 and $11,591)         74,948         73,446         73,138
   Net investment income                                                             311,244        322,825        325,117
   Realized capital gains and losses:
      Total other-than-temporary impairment ("OTTI") losses                           (8,131)           654        (12,410)
      OTTI losses reclassified to (from) other comprehensive income                      342             --          3,464
                                                                                ------------   ------------   ------------
         Net OTTI losses recognized in earnings                                       (7,789)           654         (8,946)
      Sales and other realized capital gains and losses                               34,907        117,640         23,857
                                                                                ------------   ------------   ------------
         Total realized capital gains and losses                                      27,118        118,294         14,911
                                                                                ------------   ------------   ------------
                                                                                     476,528        573,635        468,955
                                                                                ------------   ------------   ------------
COSTS AND EXPENSES
   Contract benefits (net of reinsurance ceded of $23,918, $14,898 and $10,728)      203,594        213,279        203,717
   Interest credited to contractholder funds (net of reinsurance ceded of
      $4,545, $5,158 and $5,468)                                                     108,637        118,604        129,911
   Amortization of deferred policy acquisition costs                                  16,603         13,213         29,783
   Operating costs and expenses                                                       33,357         33,588         42,788
                                                                                ------------   ------------   ------------
                                                                                     362,191        378,684        406,199
                                                                                ------------   ------------   ------------
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE                                     114,337        194,951         62,756

Income tax expense                                                                    40,977         68,989         22,461
                                                                                ------------   ------------   ------------

NET INCOME                                                                            73,360        125,962         40,295
                                                                                ------------   ------------   ------------

OTHER COMPREHENSIVE (LOSS) INCOME, AFTER-TAX
   Change in unrealized net capital gains and losses                                 (12,496)        18,293        (91,316)
   Change in unrealized foreign currency translation adjustments                      (1,172)          (934)           853
                                                                                ------------   ------------   ------------
      OTHER COMPREHENSIVE (LOSS) INCOME, AFTER-TAX                                   (13,668)        17,359        (90,463)
                                                                                ------------   ------------   ------------

COMPREHENSIVE INCOME (LOSS)                                                     $     59,692   $    143,321   $    (50,168)
                                                                                ============   ============   ============

                       See notes to financial statements.

                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                        STATEMENTS OF FINANCIAL POSITION

($ IN THOUSANDS, EXCEPT PAR VALUE DATA)                                                                      DECEMBER 31,
                                                                                                   ------------------------------
                                                                                                        2015            2014
                                                                                                   -------------    -------------
ASSETS
Investments
   Fixed income securities, at fair value (amortized cost $4,695,151 and $4,959,541)               $   4,991,203    $   5,491,047
   Mortgage loans                                                                                        614,184          493,792
   Equity securities, at fair value (cost $209,122 and $205,549)                                         205,822          206,122
   Limited partnership interests                                                                         281,115          212,947
   Short-term, at fair value (amortized cost $108,277 and $138,371)                                      108,279          138,372
   Policy loans                                                                                           40,462           39,993
   Other                                                                                                     983              600
                                                                                                   -------------    -------------
         Total investments                                                                             6,242,048        6,582,873

Cash                                                                                                      15,908           30,004
Deferred policy acquisition costs                                                                        141,189          135,282
Reinsurance recoverable                                                                                  253,669          254,264
Accrued investment income                                                                                 54,333           56,120
Receivable from affiliates, net                                                                               --            1,986
Reinsurance receivable from parent                                                                         3,755               --
Current income taxes receivable                                                                            4,817               --
Other assets                                                                                             105,982          107,393
Separate Accounts                                                                                        317,316          383,263
                                                                                                   -------------    -------------
        TOTAL ASSETS                                                                               $   7,139,017    $   7,551,185
                                                                                                   =============    =============

LIABILITIES
Contractholder funds                                                                               $   3,185,887    $   3,402,594
Reserve for life-contingent contract benefits                                                          2,095,316        2,280,356
Current income taxes payable                                                                                  --           17,976
Deferred income taxes                                                                                    215,504          212,949
Other liabilities and accrued expenses                                                                   130,826          127,663
Payable to affiliates, net                                                                                 8,375               --
Reinsurance payable to parent                                                                                 --              283
Separate Accounts                                                                                        317,316          383,263
                                                                                                   -------------    -------------
        TOTAL LIABILITIES                                                                              5,953,224        6,425,084
                                                                                                   -------------    -------------

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 11)

SHAREHOLDER'S EQUITY
Common stock, $25 par value, 100 thousand shares authorized, issued and outstanding                        2,500            2,500
Additional capital paid-in                                                                               140,529          140,529
Retained income                                                                                          886,816          813,456
Accumulated other comprehensive income:
   Unrealized net capital gains and losses:
     Unrealized net capital gains and losses on fixed income securities with OTTI                            522              386
     Other unrealized net capital gains and losses                                                       189,731          345,466
     Unrealized adjustment to DAC, DSI and insurance reserves                                            (32,465)        (175,568)
                                                                                                   -------------    -------------
        Total unrealized net capital gains and losses                                                    157,788          170,284
     Unrealized foreign currency translation adjustments                                                  (1,840)            (668)
                                                                                                   -------------    -------------
        Total accumulated other comprehensive income                                                     155,948          169,616
                                                                                                   -------------    -------------

        TOTAL SHAREHOLDER'S EQUITY                                                                     1,185,793        1,126,101
                                                                                                   -------------    -------------

        TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                                 $   7,139,017    $   7,551,185
                                                                                                   =============    =============

                       See notes to financial statements.

                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                       STATEMENTS OF SHAREHOLDER'S EQUITY

($ IN THOUSANDS)                                                                               YEAR ENDED DECEMBER 31,
                                                                                     --------------------------------------------
                                                                                          2015            2014           2013
                                                                                     -------------   -------------   ------------
COMMON STOCK                                                                         $       2,500   $       2,500   $      2,500
                                                                                     -------------   -------------   ------------

ADDITIONAL CAPITAL PAID-IN                                                                 140,529         140,529        140,529
                                                                                     -------------   -------------   ------------

RETAINED INCOME
Balance, beginning of year                                                                 813,456         687,494        647,199
Net income                                                                                  73,360         125,962         40,295
                                                                                     -------------   -------------   ------------
Balance, end of year                                                                       886,816         813,456        687,494
                                                                                     -------------   -------------   ------------

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of year                                                                 169,616         152,257        242,720
Change in unrealized net capital gains and losses                                          (12,496)         18,293        (91,316)
Change in unrealized foreign currency translation adjustments                               (1,172)           (934)           853
                                                                                     -------------   -------------   ------------
Balance, end of year                                                                       155,948         169,616        152,257
                                                                                     -------------   -------------   ------------

TOTAL SHAREHOLDER'S EQUITY                                                           $   1,185,793   $   1,126,101   $    982,780
                                                                                     =============   =============   ============

                       See notes to financial statements.

                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                            STATEMENTS OF CASH FLOWS

($ IN THOUSANDS)                                                                                      YEAR ENDED DECEMBER 31,
                                                                                         ------------------------------------------
                                                                                             2015           2014           2013
                                                                                         ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                               $     73,360   $    125,962   $     40,295
Adjustments to reconcile net income to net cash provided by operating activities:
     Amortization and other non-cash items                                                    (34,681)       (47,044)       (42,741)
     Realized capital gains and losses                                                        (27,118)      (118,294)       (14,911)
     Interest credited to contractholder funds                                                108,637        118,604        129,911
     Changes in:
         Policy benefits and other insurance reserves                                         (39,605)        (4,383)       (26,252)
         Deferred policy acquisition costs                                                        992         (4,028)        10,230
         Income taxes                                                                         (12,877)        47,846         10,673
         Other operating assets and liabilities                                               (23,938)       (28,380)       (16,790)
                                                                                         ------------   ------------   ------------
             Net cash provided by operating activities                                         44,770         90,283         90,415
                                                                                         ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales
     Fixed income securities                                                                  623,613        204,412        279,029
     Equity securities                                                                          1,557        233,363         86,400
     Limited partnership interests                                                             41,037         24,574         23,009
Investment collections
     Fixed income securities                                                                  419,502        346,951        374,968
     Mortgage loans                                                                            55,218         78,480         90,226
Investment purchases
     Fixed income securities                                                                 (701,779)      (237,781)      (427,674)
     Equity securities                                                                         (8,136)      (212,508)       (88,307)
     Limited partnership interests                                                            (90,929)      (106,731)       (38,794)
     Mortgage loans                                                                          (175,218)       (64,754)       (35,475)
Change in short-term investments, net                                                          28,915           (961)       (33,563)
Change in policy loans and other investments, net                                                (678)           413          3,133
                                                                                         ------------   ------------   ------------
             Net cash provided by investing activities                                        193,102        265,458        232,952
                                                                                         ------------   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
Contractholder fund deposits                                                                   95,437         96,851         98,601
Contractholder fund withdrawals                                                              (347,405)      (424,858)      (436,580)
                                                                                         ------------   ------------   ------------
             Net cash used in financing activities                                           (251,968)      (328,007)      (337,979)
                                                                                         ------------   ------------   ------------

NET (DECREASE) INCREASE IN CASH                                                               (14,096)        27,734        (14,612)
CASH AT BEGINNING OF YEAR                                                                       30,004          2,270        16,882
                                                                                         ------------   ------------   ------------
CASH AT END OF YEAR                                                                      $     15,908   $     30,004   $      2,270
                                                                                         ============   ============   ============

                       See notes to financial statements.

                         NOTES TO FINANCIAL STATEMENTS

1. GENERAL

BASIS OF PRESENTATION

      The accompanying financial statements include the accounts of Allstate Life Insurance Company of New York (the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"). AIC is wholly owned by Allstate Insurance Holdings, LLC, a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

      To conform to the current year presentation, certain amounts in the prior year notes to financial statements have been reclassified.

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NATURE OF OPERATIONS

      The Company sells traditional, interest-sensitive and variable life insurance and voluntary accident and health insurance products to customers in the State of New York. The Company distributes its products through Allstate exclusive agencies and exclusive financial specialists, and workplace enrolling independent agents. The Company previously offered and continues to have in force fixed annuities such as deferred and immediate annuities.

      The following table summarizes premiums and contract charges by product.

             ($ IN THOUSANDS)                                   2015          2014          2013
                                                            ------------  ------------  ------------
             PREMIUMS
               Traditional life insurance                   $     48,532  $     44,222  $     38,618
               Immediate annuities with life contingencies             5           240         4,349
               Accident and health insurance                      14,681        14,608        12,822
                                                            ------------  ------------  ------------
                  TOTAL PREMIUMS                                  63,218        59,070        55,789

             CONTRACT CHARGES
               Interest-sensitive life insurance                  74,829        73,151        72,740
               Fixed annuities                                       119           295           398
                                                            ------------  ------------  ------------
                  TOTAL CONTRACT CHARGES                          74,948        73,446        73,138
                                                            ------------  ------------  ------------
                     TOTAL PREMIUMS AND CONTRACT CHARGES    $    138,166  $    132,516  $    128,927
                                                            ============  ============  ============

      The Company has exposure to market risk as a result of its investment portfolio. Market risk is the risk that the Company will incur realized and unrealized net capital losses due to adverse changes in interest rates, credit spreads, equity prices or currency exchange rates. The Company's primary market risk exposures are to changes in interest rates, credit spreads and equity prices. Interest rate risk is the risk that the Company will incur a loss due to adverse changes in interest rates relative to the interest rate characteristics of its interest bearing assets and liabilities. This risk arises from many of the Company's primary activities, as it invests substantial funds in interest-sensitive assets and issues interest-sensitive liabilities. Interest rate risk includes risks related to changes in U.S. Treasury yields and other key risk-free reference yields. Credit spread risk is the risk that the Company will incur a loss due to adverse changes in credit spreads. This risk arises from many of the Company's primary activities, as the Company invests substantial funds in spread-sensitive fixed income assets. Equity price risk is the risk that the Company will incur losses due to adverse changes in the general levels of the equity markets.

      The Company monitors economic and regulatory developments that have the potential to impact its business. Federal and state laws and regulations affect the taxation of insurance companies and life insurance products. Congress and various state legislatures from time to time consider legislation that would reduce or eliminate the favorable policyholder tax treatment currently applicable to life insurance. Congress and various state legislatures also consider proposals to reduce the taxation of certain products or investments that may compete with life insurance. Legislation that increases the taxation on insurance products or reduces the taxation on competing products could lessen the advantage or create a disadvantage for certain of the Company's products making them less competitive. Such proposals, if adopted, could have an adverse effect on the Company's financial position or ability to sell such products and could result in the surrender of some existing contracts and policies. In addition, changes in the federal estate tax laws could negatively affect the demand for the types of life insurance used in estate planning.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

      Fixed income securities include bonds, residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), asset-backed securities ("ABS") and redeemable preferred stocks. Fixed income securities, which may be sold prior to their contractual maturity, are designated as available for sale and are carried at fair value. The difference between amortized cost and fair value, net of deferred income taxes and related deferred policy acquisition costs ("DAC"), deferred sales inducement costs ("DSI") and reserves for life-contingent contract benefits, is reflected as a component of accumulated other comprehensive income. Cash received from calls and make-whole payments is reflected as a component of proceeds from sales and cash received from maturities and pay-downs is reflected as a component of investment collections within the Statements of Cash Flows.

      Mortgage loans are carried at unpaid principal balances, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected.

      Equity securities primarily include common stocks, exchange traded funds, non-redeemable preferred stocks and real estate investment trust equity investments. Equity securities are designated as available for sale and are carried at fair value. The difference between cost and fair value, net of deferred income taxes, is reflected as a component of accumulated other comprehensive income.

      Investments in limited partnership interests include interests in private equity funds and co-investments, real estate funds, and other funds. Where the Company's interest is so minor that it exercises virtually no influence over operating and financial policies, investments in limited partnership interests are accounted for in accordance with the cost method of accounting; all other investments in limited partnership interests are accounted for in accordance with the equity method of accounting ("EMA").

      Short-term investments, including money market funds, commercial paper and other short-term investments, are carried at fair value. Policy loans are carried at unpaid principal balances. Other investments consist of derivatives. Derivatives are carried at fair value.

      Investment income primarily consists of interest, dividends, income from limited partnership interests, and income from certain derivative transactions. Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for RMBS, CMBS and ABS is determined considering estimated pay-downs, including prepayments, obtained from third party data sources and internal estimates. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For RMBS, CMBS and ABS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all others, the effective yield is recalculated on a prospective basis. Accrual of income is suspended for other-than-temporarily impaired fixed income securities when the timing and amount of cash flows expected to be received is not reasonably estimable. Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on investments on nonaccrual status are generally recorded as a reduction of carrying value. Income from cost method limited partnership interests is recognized upon receipt of amounts distributed by the partnerships. Income from EMA limited partnership interests is recognized based on the Company's share of the partnerships' net income, including unrealized gains and losses, and is generally recognized on a three month delay due to the availability of the related financial statements.

      Realized capital gains and losses include gains and losses on investment sales, write-downs in value due to other-than-temporary declines in fair value, adjustments to valuation allowances on mortgage loans, and periodic changes in fair value and settlements of certain derivatives including hedge ineffectiveness. Realized capital gains and losses on investment sales are determined on a specific identification basis.

DERIVATIVE AND EMBEDDED DERIVATIVE FINANCIAL INSTRUMENTS

      Derivative financial instruments include options, interest rate caps, foreign currency forwards and a reinvestment related risk transfer reinsurance agreement with ALIC that meets the accounting definition of a derivative (see Note

4). Derivatives required to be separated from the host instrument and accounted for as derivative financial instruments ("subject to bifurcation") are embedded in certain fixed income securities, equity-indexed life contracts and reinsured variable annuity contracts.

      All derivatives are accounted for on a fair value basis and reported as other investments, other assets, other liabilities and accrued expenses or contractholder funds. The income statement effects of derivatives, including fair value gains and losses and accrued periodic settlements, are reported in realized capital gains and losses or in a single line item together with the results of the associated liability for which risks are being managed. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contract. The change in fair value of derivatives embedded in certain fixed income securities and subject to bifurcation is reported in realized capital gains and losses. The change in fair value of derivatives embedded in life and annuity product contracts and subject to bifurcation is reported in contract benefits or interest credited to contractholder funds. Cash flows from embedded derivatives subject to bifurcation are reported consistently with the host contracts within the Statements of Cash Flows. Cash flows from other derivatives are reported in cash flows from investing activities within the Statements of Cash Flows.

SECURITIES LOANED

      The Company's business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions are reinvested in short-term investments. These transactions are short-term in nature, usually 30 days or less.

      The Company receives cash collateral for securities loaned in an amount generally equal to 102% of the fair value of securities and records the related obligations to return the collateral in other liabilities and accrued expenses. The carrying value of these obligations approximates fair value because of their relatively short-term nature. The Company monitors the market value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to repossess the securities loaned on short notice.

RECOGNITION OF PREMIUM REVENUES AND CONTRACT CHARGES, AND RELATED BENEFITS AND INTEREST CREDITED

      Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Voluntary accident and health insurance products are expected to remain in force for an extended period and therefore are primarily classified as long-duration contracts. Premiums from these products are recognized as revenue when due from policyholders. Benefits are reflected in contract benefits and recognized in relation to premiums, so that profits are recognized over the life of the policy.

      Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Premiums from these products are recognized as revenue when received at the inception of the contract. Benefits and expenses are recognized in relation to premiums. Profits from these policies come from investment income, which is recognized over the life of the contract.

      Interest-sensitive life contracts, such as universal life and single premium life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and contract charges assessed against the contractholder account balance. Premiums from these contracts are reported as contractholder fund deposits. Contract charges consist of fees assessed against the contractholder account balance for the cost of insurance (mortality risk), contract administration and surrender of the contract prior to contractually specified dates. These contract charges are recognized as revenue when assessed against the contractholder account balance. Contract benefits include life-contingent benefit payments in excess of the contractholder account balance.

      Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, including market value adjusted annuities and immediate annuities without life contingencies, are considered investment contracts. Consideration received for such contracts is reported as contractholder fund deposits. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for maintenance, administration and surrender of the contract prior to contractually specified dates, and are recognized when assessed against the contractholder account balance.

      Interest credited to contractholder funds represents interest accrued or paid on interest-sensitive life and investment contracts. Crediting rates for certain fixed annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions subject to contractually guaranteed minimum rates. Crediting rates for indexed life contracts are generally based on an equity index, such as the Standard & Poor's ("S&P") 500 Index. Interest credited also includes amortization of DSI expenses. DSI is amortized into interest credited using the same method used to amortize DAC.

      Contract charges for variable life and variable annuity products consist of fees assessed against the contractholder account balances for contract maintenance, administration, mortality, expense and surrender of the contract prior to contractually specified dates. Contract benefits incurred for variable annuity products include guaranteed minimum death, income, withdrawal and accumulation benefits. All of the Company's variable annuity business is ceded through reinsurance agreements and the contract charges and contract benefits related thereto are reported net of reinsurance ceded.

DEFERRED POLICY ACQUISITION AND SALES INDUCEMENT COSTS

      Costs that are related directly to the successful acquisition of new or renewal life insurance and investment contracts are deferred and recorded as DAC. These costs are principally agents' and brokers' remuneration and certain underwriting expenses. DSI costs, which are deferred and recorded as other assets, relate to sales inducements offered on sales to new customers, principally on fixed annuity and interest-sensitive life contracts. These sales inducements are primarily in the form of additional credits to the customer's account balance or enhancements to interest credited for a specified period which are in excess of the rates currently being credited to similar contracts without sales inducements. All other acquisition costs are expensed as incurred and included in operating costs and expenses. Amortization of DAC is included in amortization of deferred policy acquisition costs and is described in more detail below. DSI is amortized into income using the same methodology and assumptions as DAC and is included in interest credited to contractholder funds.

      For traditional life insurance, DAC is amortized over the premium paying period of the related policies in proportion to the estimated revenues on such business. Assumptions used in the amortization of DAC and reserve calculations are established at the time the policy is issued and are generally not revised during the life of the policy. Any deviations from projected business in force resulting from actual policy terminations differing from expected levels and any estimated premium deficiencies may result in a change to the rate of amortization in the period such events occur. Generally, the amortization periods for these policies approximates the estimated lives of the policies. The Company periodically reviews the recoverability of DAC for these policies on an aggregate basis using actual experience. The Company aggregates all traditional life insurance products and immediate annuities with life contingencies in the analysis. If actual experience is significantly adverse compared to the original assumptions and a premium deficiency is determined to exist, any remaining unamortized DAC balance would be expensed to the extent not recoverable and the establishment of a premium deficiency reserve may be required.

      For interest-sensitive life insurance and fixed annuities, DAC and DSI are amortized in proportion to the incidence of the total present value of gross profits, which includes both actual historical gross profits ("AGP") and estimated future gross profits ("EGP") expected to be earned over the estimated lives of the contracts. The amortization is net of interest on the prior period DAC balance using rates established at the inception of the contracts. Actual amortization periods generally range from 15-30 years; however, incorporating estimates of the rate of customer surrenders, partial withdrawals and deaths generally results in the majority of the DAC being amortized during the surrender charge period, which is typically 10-20 years for interest-sensitive life and 5-10 years for fixed annuities. The cumulative DAC and DSI amortization is reestimated and adjusted by a cumulative charge or credit to income when there is a difference between the incidence of actual versus expected gross profits in a reporting period or when there is a change in total EGP. When DAC or DSI amortization or a component of gross profits for a quarterly period is potentially negative (which would result in an increase of the DAC or DSI balance) as a result of negative AGP, the specific facts and circumstances surrounding the potential negative amortization are considered to determine whether it is appropriate for recognition in the financial statements. Negative amortization is only recorded when the increased DAC or DSI balance is determined to be recoverable based on facts and circumstances. Recapitalization of DAC and DSI is limited to the originally deferred costs plus interest.

      AGP and EGP primarily consist of the following components: contract charges for the cost of insurance less mortality costs and other benefits; investment income and realized capital gains and losses less interest credited; and surrender and other contract charges less maintenance expenses. The principal assumptions for determining the amount of EGP are persistency, mortality, expenses, investment returns, including capital gains and losses on assets supporting contract liabilities, interest crediting rates to contractholders, and the effects of any hedges. For products whose supporting investments are exposed to capital losses in excess of the Company's expectations which may cause periodic AGP to become temporarily negative, EGP and AGP utilized in DAC and DSI amortization may be modified to exclude the excess capital losses.

      The Company performs quarterly reviews of DAC and DSI recoverability for interest-sensitive life and fixed annuity contracts in the aggregate using current assumptions. If a change in the amount of EGP is significant, it could result in the unamortized DAC or DSI not being recoverable, resulting in a charge which is included as a component of amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively.

      The DAC and DSI balances presented include adjustments to reflect the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized capital gains or losses in the respective product investment portfolios were actually realized. The adjustments are recorded net of tax in accumulated other comprehensive income. DAC, DSI and deferred income taxes determined on unrealized capital gains and losses and reported in accumulated other comprehensive income recognize the impact on shareholder's equity consistently with the amounts that would be recognized in the income statement on realized capital gains and losses.

      Customers of the Company may exchange one insurance policy or investment contract for another offered by the Company, or make modifications to an existing investment or life contract issued by the Company. These transactions are identified as internal replacements for accounting purposes. Internal replacement transactions determined to result in replacement contracts that are substantially unchanged from the replaced contracts are accounted for as continuations of the replaced contracts. Unamortized DAC and DSI related to the replaced contracts continue to be deferred and amortized in connection with the replacement contracts. For interest-sensitive life and investment contracts, the EGP of the replacement contracts are treated as a revision to the EGP of the replaced contracts in the determination of amortization of DAC and DSI. For traditional life insurance policies, any changes to unamortized DAC that result from replacement contracts are treated as prospective revisions. Any costs associated with the issuance of replacement contracts are characterized as maintenance costs and expensed as incurred. Internal replacement transactions determined to result in a substantial change to the replaced contracts are accounted for as an extinguishment of the replaced contracts, and any unamortized DAC and DSI related to the replaced contracts are eliminated with a corresponding charge to amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively.

REINSURANCE

      In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance. The Company has also used reinsurance to effect the disposition of certain blocks of business. The amounts reported as reinsurance recoverables include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities and contractholder funds that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverables. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company's primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of its reinsurers and establishes allowances for uncollectible reinsurance as appropriate.

      The Company has a reinsurance treaty with ALIC through which it primarily cedes reinvestment related risk on its structured settlement annuities. The terms of the treaty meet the accounting definition of a derivative. Accordingly, the treaty is recorded in the Statement of Financial Position at fair value. Changes in the fair value of the treaty and premiums paid to ALIC are recognized in realized capital gains and losses.

INCOME TAXES

      The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are unrealized capital gains and losses, differences in tax bases of invested assets, insurance reserves and DAC. A deferred tax asset valuation allowance is established when there is uncertainty that such assets will be realized.

RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS

      The reserve for life-contingent contract benefits payable under insurance policies, including traditional life insurance, life-contingent immediate annuities and voluntary accident and health insurance products, is computed on the basis of long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by characteristics such as type of coverage, year of issue and policy duration. The assumptions are established at the time the policy is issued and are generally not changed during the life of the policy. The Company periodically reviews the adequacy of reserves for these policies on an aggregate basis using actual experience. If actual experience is significantly adverse compared to the original assumptions and a premium deficiency is determined to exist, any remaining unamortized DAC balance would be expensed to the extent not recoverable and the establishment of a premium deficiency reserve may be required. To the extent that unrealized gains on fixed income securities would result in a premium deficiency if those gains were realized, the related increase in reserves for certain immediate annuities with life contingencies is recorded net of tax as a reduction of unrealized net capital gains included in accumulated other comprehensive income.

CONTRACTHOLDER FUNDS

      Contractholder funds represent interest-bearing liabilities arising from the sale of products such as interest-sensitive life insurance and fixed annuities. Contractholder funds primarily comprise cumulative deposits received and interest credited to the contractholder less cumulative contract benefits, surrenders, withdrawals and contract charges for mortality or administrative expenses. Contractholder funds also include reserves for secondary guarantees on interest-sensitive life insurance and certain fixed annuity contracts and reserves for certain guarantees on reinsured variable annuity contracts.

SEPARATE ACCOUNTS

      Separate accounts assets are carried at fair value. The assets of the separate accounts are legally segregated and available only to settle separate account contract obligations. Separate accounts liabilities represent the contractholders' claims to the related assets and are carried at an amount equal to the separate accounts assets. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contractholders and therefore are not included in the Company's Statements of Operations and Comprehensive Income. Deposits to and surrenders and withdrawals from the separate accounts are reflected in separate accounts liabilities and are not included in cash flows.

      Absent any contract provision wherein the Company provides a guarantee, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. All of the Company's variable annuity business was reinsured beginning in 2006.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

      Commitments to invest, commitments to extend mortgage loans and financial guarantees have off-balance sheet risk because their contractual amounts are not recorded in the Company's Statements of Financial Position (see Note 7 and Note
11).

PENDING ACCOUNTING STANDARDS

AMENDMENTS TO THE CONSOLIDATION ANALYSIS

      In February 2015, the Financial Accounting Standards Board ("FASB") issued guidance affecting the consolidation evaluation for limited partnerships and similar entities, fees paid to a decision maker or service provider, and variable interests in a variable interest entity held by related parties of the reporting enterprise. The guidance is effective for annual reporting periods beginning after December 15, 2015. The Company is in the process of assessing the impact of adoption which is not expected to be material to the Company's results of operations or financial position.

RECOGNITION AND MEASUREMENT OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

      In January 2016, the FASB issued guidance requiring equity investments, including equity securities and limited partnership interests, that are not accounted for under the equity method of accounting or result in consolidation to be measured at fair value with changes in fair value recognized in net income. Equity investments without readily determinable fair values may be measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. When a qualitative assessment of equity investments without readily determinable fair values indicates that impairment exists, the carrying value is required to be adjusted to fair value, if lower. The guidance clarifies that an entity should evaluate the realizability of a deferred tax asset related to available-for-sale fixed income securities in combination with the entity's other deferred tax assets. The guidance also changes certain disclosure requirements. The guidance is effective for annual periods beginning after December 15, 2017, and is to be applied through a cumulative-effect adjustment to beginning retained income as of the beginning of the period of adoption. The new guidance related to equity investments without readily determinable fair values is to be applied prospectively as of the date of adoption. The Company is in the process of evaluating the impact of adoption. The most significant impact is expected to be the change in accounting for equity securities and cost method limited partnership interests.

3.    SUPPLEMENTAL CASH FLOW INFORMATION

      Non-cash investing activities include $1.6 million, $22 thousand and $5.0 million related to modifications of certain mortgage loans and fixed income securities, as well as mergers completed with equity securities in 2015, 2014 and 2013, respectively, and a $4.7 million obligation to fund a limited partnership investment in 2015.

      Liabilities for collateral received in conjunction with the Company's securities lending program were $99.7 million, $101.1 million and $62.6 million as of December 31, 2015, 2014 and 2013, respectively, and are reported in other liabilities and accrued expenses. The accompanying cash flows are included in cash flows from operating activities in the Statements of Cash Flows along with the activities resulting from management of the proceeds, which for the years ended December 31 are as follows:

            ($ IN THOUSANDS)                                   2015           2014           2013
                                                           ------------   ------------   ------------
            NET CHANGE IN PROCEEDS MANAGED
            Net change in short-term investments           $      1,427   $    (38,485)  $     (2,838)
                                                           ------------   ------------   ------------
                 Operating cash flow provided (used)       $      1,427   $    (38,485)  $     (2,838)
                                                           ============   ============   ============

            NET CHANGE IN LIABILITIES
            Liabilities for collateral, beginning of year  $   (101,095)  $    (62,610)  $    (59,772)
            Liabilities for collateral, end of year             (99,668)      (101,095)       (62,610)
                                                           ------------   ------------   ------------
                 Operating cash flow (used) provided       $     (1,427)  $     38,485   $      2,838
                                                           ============   ============   ============

4.    RELATED PARTY TRANSACTIONS

BUSINESS OPERATIONS

      The Company uses services performed by its affiliates, AIC, ALIC and Allstate Investments LLC, and business facilities owned or leased and operated by AIC in conducting its business activities. In addition, the Company shares the services of employees with AIC. The Company reimburses its affiliates for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation, retirement and other benefit programs (see Note 14), allocated to the Company were $39.0 million, $44.1 million and $54.2 million in 2015, 2014 and 2013, respectively. A portion of these expenses relate to the acquisition of business, which are deferred and amortized into income as described in Note 2.

STRUCTURED SETTLEMENT ANNUITIES

      The Company issued $0.9 million of structured settlement annuities, a type of immediate annuity, in 2013 at prices determined using interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC. The Company had no amounts related to structured settlement annuities with life contingencies that were included in premium revenue for 2013. Effective March 22, 2013, the Company no longer offers structured settlement annuities.

      In most cases, these annuities were issued under a "qualified assignment" whereby Allstate Assignment Company and prior to July 1, 2001 Allstate Settlement Corporation ("ASC"), both wholly owned subsidiaries of ALIC, purchased annuities from the Company and assumed AIC's obligation to make future payments.

      AIC issued surety bonds to guarantee the payment of structured settlement benefits assumed by ASC (from both AIC and non-related parties) and funded by certain annuity contracts issued by the Company through June 30, 2001. ASC entered into a General Indemnity Agreement pursuant to which it indemnified AIC for any liabilities associated with the surety bonds and gave AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. ALIC guaranteed the payment of structured settlement benefits on all contracts issued on or after July 1, 2001. Reserves recorded by the Company for annuities that are guaranteed by the surety bonds of AIC were $1.41 billion as of both December 31, 2015 and 2014, respectively.

Reserves recorded by the Company for annuities that are guaranteed by ALIC were $624.5 million and $642.4 million as of December 31, 2015 and 2014, respectively.

BROKER-DEALER AGREEMENTS

      The Company receives distribution services from Allstate Financial Services, LLC, an affiliated broker-dealer company, for certain annuity and variable life insurance contracts sold by Allstate exclusive agencies. For these services, the Company incurred commission and other distribution expenses of $233 thousand, $166 thousand and $246 thousand in 2015, 2014 and 2013, respectively.

      The Company has a service agreement with Allstate Distributors, LLC ("ADLLC"), a broker-dealer company owned by ALIC, whereby ADLLC promotes and markets products sold by the Company. In return for these services, the Company recorded expense of $23 thousand, $7 thousand and $14 thousand in 2015, 2014 and 2013, respectively.

REINSURANCE

      The Company has reinsurance agreements with ALIC whereby a portion of the Company's premiums and policy benefits are ceded to ALIC (see Note 9).

      The Company has a reinsurance treaty through which it primarily cedes reinvestment related risk on its structured settlement annuities to ALIC. Under the terms of the treaty, the Company pays a premium to ALIC that varies with the aggregate structured settlement annuity statutory reserve balance. In return, ALIC guarantees that the yield on the portion of the Company's investment portfolio that supports structured settlement annuity liabilities will not fall below contractually determined rates. The Company ceded premium related to structured settlement annuities to ALIC of $3.4 million, $3.4 million and $3.5 million in 2015, 2014 and 2013, respectively. As of December 31, 2015 and 2014, the carrying value of the structured settlement reinsurance treaty was $82.8 million and $84.6 million, respectively, which is recorded in other assets. The premiums ceded and changes in the fair value of the reinsurance treaty are reflected as a component of realized capital gains and losses as the treaty is recorded as a derivative instrument.

INCOME TAXES

      The Company is a party to a federal income tax allocation agreement with the Corporation (see Note 12).

INTERCOMPANY LOAN AGREEMENT

      The Company has an intercompany loan agreement with the Corporation. The amount of intercompany loans available to the Company is at the discretion of the Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1 billion. The Corporation may use commercial paper borrowings, bank lines of credit and securities lending to fund intercompany borrowings. The Company had no amounts outstanding under the intercompany loan agreement as of December 31, 2015 or 2014.

5.    INVESTMENTS

FAIR VALUES

      The amortized cost, gross unrealized gains and losses and fair value for fixed income securities are as follows:

     ($ IN THOUSANDS)                                        GROSS UNREALIZED
                                            AMORTIZED   --------------------------       FAIR
                                              COST          GAINS        LOSSES          VALUE
                                          ------------  ------------  ------------   -------------
      DECEMBER 31, 2015
      U.S. government and agencies        $    142,923  $     23,774  $         --   $     166,697
      Municipal                                624,806       102,320          (555)        726,571
      Corporate                              3,492,973       203,606       (63,123)      3,633,456
      Foreign government                       191,388        25,363            --         216,751
      RMBS                                      55,036         2,688           (15)         57,709
      CMBS                                      86,704           967          (461)         87,210
      ABS                                       92,434           704          (518)         92,620
      Redeemable preferred stock                 8,887         1,302            --          10,189
                                          ------------  ------------  ------------   -------------
           Total fixed income securities  $  4,695,151  $    360,724  $    (64,672)  $   4,991,203
                                          ============  ============  ============   =============

      DECEMBER 31, 2014
      U.S. government and agencies        $    229,639  $     50,328  $         --   $     279,967
      Municipal                                661,021       122,046          (110)        782,957
      Corporate                              3,424,181       307,887       (19,074)      3,712,994
      Foreign government                       338,199        58,652          (175)        396,676
      RMBS                                      94,130         4,217           (22)         98,325
      CMBS                                     129,490         5,402            --         134,892
      ABS                                       73,922         1,153          (475)         74,600
      Redeemable preferred stock                 8,959         1,677            --          10,636
                                          ------------  ------------  ------------   -------------
           Total fixed income securities  $  4,959,541  $    551,362  $    (19,856)  $   5,491,047
                                          ============  ============  ============   =============

SCHEDULED MATURITIES

      The scheduled maturities for fixed income securities are as follows as of December 31, 2015:

            ($ IN THOUSANDS)                           AMORTIZED          FAIR
                                                         COST            VALUE
                                                    --------------  ---------------
            Due in one year or less                 $      233,685  $       236,265
            Due after one year through five years        1,393,700        1,471,802
            Due after five years through ten years       1,626,246        1,665,102
            Due after ten years                          1,207,346        1,380,495
                                                    --------------  ---------------

            RMBS, CMBS and ABS                             234,174          237,539
                                                    --------------  ---------------
              Total                                 $    4,695,151  $     4,991,203
                                                    ==============  ===============

      Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers. RMBS, CMBS and ABS are shown separately because of the potential for prepayment of principal prior to contractual maturity dates.

NET INVESTMENT INCOME

      Net investment income for the years ended December 31 is as follows:

            ($ IN THOUSANDS)                                                                 2015           2014           2013
                                                                                         ------------   ------------   ------------
            Fixed income securities                                                      $    248,585   $    276,035   $    289,571
            Mortgage loans                                                                     27,582         26,994         31,375
            Equity securities                                                                   4,905          3,975          4,870
            Limited partnership interests                                                      34,177         22,824          8,862
            Short-term investments                                                                393            250            210
            Policy loans                                                                        2,498          2,516          2,543
            Other                                                                                  --             --             65
                                                                                         ------------   ------------   ------------
                Investment income, before expense                                             318,140        332,594        337,496
                Investment expense                                                             (6,896)        (9,769)       (12,379)
                                                                                         ------------   ------------   ------------
                  Net investment income                                                  $    311,244   $    322,825   $    325,117
                                                                                         ============   ============   ============

REALIZED CAPITAL GAINS AND LOSSES

      Realized capital gains and losses by asset type for the years ended December 31 are as follows:

            ($ IN THOUSANDS)                                                                 2015           2014           2013
                                                                                         ------------   ------------   ------------
            Fixed income securities                                                      $     42,361   $      1,759   $     (1,537)
            Mortgage loans                                                                         25          1,110         (1,507)
            Equity securities                                                                  (3,260)        62,821         27,944
            Limited partnership interests                                                      (6,948)          (239)           (40)
            Derivatives                                                                        (4,923)        52,724         (9,949)
            Short-term investments                                                               (137)           119             --
                                                                                         ------------   ------------   ------------
               Realized capital gains and losses                                         $     27,118   $    118,294   $     14,911
                                                                                         ============   ============   ============

      Realized capital gains and losses by transaction type for the years ended December 31 are as follows:

            ($ IN THOUSANDS)                                                                 2015           2014           2013
                                                                                         ------------   ------------   ------------
            Impairment write-downs                                                       $     (7,709)  $      1,153   $     (3,431)
            Change in intent write-downs                                                          (80)          (499)        (5,515)
                                                                                         ------------   ------------   ------------
            Net other-than-temporary impairment losses recognized in earnings                  (7,789)           654         (8,946)
            Sales and other                                                                    39,830         64,916         33,806
            Valuation and settlements of derivative instruments                                (4,923)        52,724         (9,949)
                                                                                         ------------   ------------   ------------
               Realized capital gains and losses                                         $     27,118   $    118,294   $     14,911
                                                                                         ============   ============   ============

      Gross gains of $53.2 million, $65.7 million and $36.0 million and gross losses of $9.3 million, $636 thousand and $2.5 million were realized on sales of fixed income and equity securities during 2015, 2014 and 2013, respectively.

      Other-than-temporary impairment losses by asset type for the years ended December 31 are as follows:

($ IN THOUSANDS)                       2015                               2014                                 2013
                          --------------------------------   -------------------------------   -------------------------------
                                       INCLUDED                          INCLUDED                          INCLUDED
                            GROSS       IN OCI      NET        GROSS      IN OCI      NET        GROSS      IN OCI      NET
                          ---------    --------  ---------   ---------   --------  ---------   ---------   --------  ---------
Fixed income securities:
  Municipal               $      (9)   $     --  $      (9)  $    (499)  $     --  $    (499)  $  (1,727)  $     --  $  (1,727)
  Corporate                  (1,317)        342       (975)         --         --         --          --         --         --
  RMBS                           84          --         84          43         --         43          28         --         28
  CMBS                         (380)         --       (380)         --         --         --      (8,392)     3,464     (4,928)
                          ---------    --------  ---------   ---------   --------  ---------   ---------   --------  ---------
 Total fixed income
   securities                (1,622)        342     (1,280)       (456)        --       (456)    (10,091)     3,464     (6,627)
Mortgage loans                   --          --         --       1,110         --      1,110      (1,832)        --     (1,832)
Equity securities            (3,430)         --     (3,430)         --         --         --        (487)        --       (487)
Limited partnership
interests                    (3,079)         --     (3,079)         --         --         --          --         --         --
                          ---------    --------  ---------   ---------   --------  ---------   ---------   --------  ---------
 Other-than-temporary
   impairment losses      $  (8,131)   $    342  $  (7,789)  $     654   $     --  $     654   $ (12,410)  $  3,464  $  (8,946)
                          =========    ========  =========   =========   ========  =========   =========   ========  =========

      The total amount of other-than-temporary impairment losses included in accumulated other comprehensive income at the time of impairment for fixed income securities, which were not included in earnings, are presented in the following table. The amount excludes $849 thousand and $633 thousand as of December 31, 2015 and 2014, respectively, of net unrealized gains related to changes in valuation of the fixed income securities subsequent to the impairment measurement date.

            ($ IN THOUSANDS)              DECEMBER 31,    DECEMBER 31,
                                              2015            2014
                                         -------------   -------------
            Corporate                    $          (4)  $          --
            RMBS                                   (41)            (40)
            CMBS                                    (1)             --
                                         -------------   -------------
              Total                      $         (46)  $         (40)
                                         =============   =============

      Rollforwards of the cumulative credit losses recognized in earnings for fixed income securities held as of December 31 are as follows:

($ IN THOUSANDS)                                                                 2015         2014         2013
                                                                              ----------   ----------   ----------
Beginning balance                                                             $     (568)  $     (696)  $   (1,685)
Additional credit loss for securities previously other-than-temporarily
   impaired                                                                           84          (71)          29
Additional credit loss for securities not previously other-than-temporarily
   impaired                                                                       (1,283)          --       (1,628)
Reduction in credit loss for securities disposed or collected                        593          181          960
Reduction in credit loss for securities the Company has made the decision to
  sell or more likely than not will be required to sell                               --           --        1,628
Change in credit loss due to accretion of increase in cash flows                       1           18           --
                                                                              ----------   ----------   ----------
Ending balance                                                                $   (1,173)  $     (568)  $     (696)
                                                                              ==========   ==========   ==========

      The Company uses its best estimate of future cash flows expected to be collected from the fixed income security, discounted at the security's original or current effective rate, as appropriate, to calculate a recovery value and determine whether a credit loss exists. The determination of cash flow estimates is inherently subjective and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable assumptions and forecasts, are considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, the remaining payment terms of the security, prepayment speeds, foreign exchange rates, the financial condition and future earnings potential of the issue or issuer, expected defaults, expected recoveries, the value of underlying collateral, vintage, geographic concentration of underlying collateral, available reserves or escrows, current subordination levels, third party guarantees and other credit enhancements. Other information, such as industry analyst reports and forecasts, sector credit ratings, financial condition of the bond insurer for insured fixed income securities, and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral will be used to estimate recovery value if the Company determines that the security is dependent on the liquidation of collateral for ultimate settlement. If the estimated recovery value is less than the amortized cost of the security, a credit loss exists and an other-than-temporary impairment for the difference between the estimated recovery value and amortized cost is recorded in earnings. The portion of the unrealized loss related to factors other than credit remains classified in accumulated other comprehensive income. If the Company determines that the fixed income security does not have sufficient cash flow or other information to estimate a recovery value for the security, the Company may conclude that the entire decline in fair value is deemed to be credit related and the loss is recorded in earnings.

UNREALIZED NET CAPITAL GAINS AND LOSSES

      Unrealized net capital gains and losses included in accumulated other comprehensive income are as follows:

($ IN THOUSANDS)                                                           GROSS UNREALIZED
                                                            FAIR       -----------------------   UNREALIZED NET
DECEMBER 31, 2015                                           VALUE         GAINS       LOSSES     GAINS (LOSSES)
                                                         -----------   -----------  ----------   --------------
Fixed income securities                                  $ 4,991,203   $   360,724  $  (64,672)  $      296,052
Equity securities                                            205,822        12,028     (15,328)          (3,300)
Short-term investments                                       108,279             2          --                2
EMA limited partnerships (1)                                                                                (58)
                                                                                                 --------------
  Unrealized net capital gains and losses, pre-tax                                                      292,696

Amounts recognized for:
     Insurance reserves (2)                                                                             (44,407)
     DAC and DSI (3)                                                                                     (5,538)
                                                                                                 --------------
       Amounts recognized                                                                               (49,945)
Deferred income taxes                                                                                   (84,963)
                                                                                                 --------------
     Unrealized net capital gains and losses, after-tax                                          $      157,788
                                                                                                 ==============

----------
(1)   Unrealized net capital gains and losses for limited partnership interests represent the Company's share of EMA limited partnerships' other comprehensive income. Fair value and gross unrealized gains and losses are not applicable.
(2)   The insurance reserves adjustment represents the amount by which the reserve balance would increase if the net unrealized gains in the applicable product portfolios were realized and reinvested at current lower interest rates, resulting in a premium deficiency. Although the Company evaluates premium deficiencies on the combined performance of life insurance and immediate annuities with life contingencies, the adjustment primarily relates to structured settlement annuities with life contingencies, in addition to certain payout annuities with life contingencies.
(3)   The DAC and DSI adjustment balance represents the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized gains or losses in the respective product portfolios were realized.

($ IN THOUSANDS)                                                           GROSS UNREALIZED
                                                            FAIR       -----------------------   UNREALIZED NET
DECEMBER 31, 2014                                           VALUE         GAINS       LOSSES     GAINS (LOSSES)
                                                         -----------   -----------  ----------   --------------
Fixed income securities                                  $ 5,491,047   $   551,362  $  (19,856)  $      531,506
Equity securities                                            206,122         2,047      (1,474)             573
Short-term investments                                       138,372             2          (1)               1
EMA limited partnerships                                                                                     --
                                                                                                 --------------
  Unrealized net capital gains and losses, pre-tax                                                      532,080

Amounts recognized for:
     Insurance reserves                                                                                (257,252)
     DAC and DSI                                                                                        (12,853)
                                                                                                 --------------
       Amounts recognized                                                                              (270,105)
Deferred income taxes                                                                                   (91,691)
                                                                                                 --------------
     Unrealized net capital gains and losses, after-tax                                          $      170,284
                                                                                                 ==============

CHANGE IN UNREALIZED NET CAPITAL GAINS AND LOSSES

      The change in unrealized net capital gains and losses for the years ended December 31 is as follows:

($ IN THOUSANDS)                                                               2015           2014           2013
                                                                           ------------   ------------   ------------
Fixed income securities                                                    $   (235,454)  $    154,469   $   (351,008)
Equity securities                                                                (3,873)       (38,400)         7,735
Short-term investments                                                                1              1             (1)
EMA limited partnerships                                                            (58)            --           (127)
                                                                           ------------   ------------   ------------
   Total                                                                       (239,384)       116,070       (343,401)

Amounts recognized for:
     Insurance reserves                                                         212,845        (88,985)       192,620
     DAC and DSI                                                                  7,315          1,058         10,295
                                                                           ------------   ------------   ------------
         Amounts recognized                                                     220,160        (87,927)       202,915
Deferred income taxes                                                             6,728         (9,850)        49,170
                                                                           ------------   ------------   ------------
(Decrease) increase in unrealized net capital gains and losses, after-tax  $    (12,496)  $     18,293   $    (91,316)
                                                                           ============   ============   ============

PORTFOLIO MONITORING

      The Company has a comprehensive portfolio monitoring process to identify and evaluate each fixed income and equity security whose carrying value may be other-than-temporarily impaired.

      For each fixed income security in an unrealized loss position, the Company assesses whether management with the appropriate authority has made the decision to sell or whether it is more likely than not the Company will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, the security's decline in fair value is considered other than temporary and is recorded in earnings.

      If the Company has not made the decision to sell the fixed income security and it is not more likely than not the Company will be required to sell the fixed income security before recovery of its amortized cost basis, the Company evaluates whether it expects to receive cash flows sufficient to recover the entire amortized cost basis of the security. The Company calculates the estimated recovery value by discounting the best estimate of future cash flows at the security's original or current effective rate, as appropriate, and compares this to the amortized cost of the security. If the Company does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the fixed income security, the credit loss component of the impairment is recorded in earnings, with the remaining amount of the unrealized loss related to other factors recognized in other comprehensive income.

      For equity securities, the Company considers various factors, including whether it has the intent and ability to hold the equity security for a period of time sufficient to recover its cost basis. Where the Company lacks the intent and ability to hold to recovery, or believes the recovery period is extended, the equity security's decline in fair value is considered other than temporary and is recorded in earnings.

      For fixed income and equity securities managed by third parties, either the Company has contractually retained its decision making authority as it pertains to selling securities that are in an unrealized loss position or it recognizes any unrealized loss at the end of the period through a charge to earnings.

      The Company's portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for fixed income securities) or cost (for equity securities) is below established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential other-than-temporary impairment using all reasonably available information relevant to the collectability or recovery of the security. Inherent in the Company's evaluation of other-than-temporary impairment for these fixed income and equity securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value is other than temporary are: 1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; 2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and 3) the length of time and extent to which the fair value has been less than amortized cost or cost.

      The following table summarizes the gross unrealized losses and fair value of fixed income and equity securities by the length of time that individual securities have been in a continuous unrealized loss position.

($ IN THOUSANDS)                                       LESS THAN 12 MONTHS                    12 MONTHS OR MORE
                                                ------------------------------------  --------------------------------      TOTAL
                                                  NUMBER       FAIR       UNREALIZED    NUMBER      FAIR    UNREALIZED   UNREALIZED
DECEMBER 31, 2015                               OF ISSUES      VALUE        LOSSES    OF ISSUES    VALUE      LOSSES       LOSSES
                                                ---------   -----------   ----------  ---------  ---------  ----------   ----------
Fixed income securities
   Municipal                                            3   $    35,673   $     (555)        --  $      --  $       --   $     (555)
   Corporate                                          282       942,145      (49,563)        23     91,878     (13,560)     (63,123)
   RMBS                                                30           506           (4)         3      1,743         (11)         (15)
   CMBS                                                 5        19,914         (461)        --         --          --         (461)
   ABS                                                  7        67,266         (168)         1      9,650        (350)        (518)
                                                ---------   -----------   ----------  ---------  ---------  ----------   ----------
     Total fixed income securities                    327     1,065,504      (50,751)        27    103,271     (13,921)     (64,672)
Equity securities                                     328        96,922      (13,433)        23      9,760      (1,895)     (15,328)
                                                ---------   -----------   ----------  ---------  ---------  ----------   ----------
     Total fixed income and equity securities         655   $ 1,162,426   $  (64,184)        50  $ 113,031  $  (15,816)  $  (80,000)
                                                =========   ===========   ==========  =========  =========  ==========   ==========

Investment grade fixed income securities              208   $   951,843   $  (36,167)        10  $  54,087  $   (3,586)  $  (39,753)
Below investment grade fixed income securities        119       113,661      (14,584)        17     49,184     (10,335)     (24,919)
                                                ---------   -----------   ----------  ---------  ---------  ----------   ----------
     Total fixed income securities                    327   $ 1,065,504   $  (50,751)        27  $ 103,271  $  (13,921)  $  (64,672)
                                                =========   ===========   ==========  =========  =========  ==========   ==========

DECEMBER 31, 2014
Fixed income securities
   Municipal                                           --   $        --   $       --          2  $   6,293  $     (110)  $     (110)
   Corporate                                          126       318,039       (9,488)        45    181,573      (9,586)     (19,074)
   Foreign government                                  --            --           --          1      9,782        (175)        (175)
   RMBS                                                 5           358           --          2      2,804         (22)         (22)
   CMBS                                                 1           113           --         --         --          --           --
   ABS                                                 --            --           --          1      9,525        (475)        (475)
                                                ---------   -----------   ----------  ---------  ---------  ----------   ----------
     Total fixed income securities                    132       318,510       (9,488)        51    209,977     (10,368)     (19,856)
Equity securities                                     278        83,548       (1,474)        --         --          --       (1,474)
                                                ---------   -----------   ----------  ---------  ---------  ----------   ----------
     Total fixed income and equity securities         410   $   402,058   $  (10,962)        51  $ 209,977  $  (10,368)  $  (21,330)
                                                =========   ===========   ==========  =========  =========  ==========   ==========

Investment grade fixed income securities               50   $   215,548   $   (4,173)        32  $ 167,719  $   (5,222)  $   (9,395)
Below investment grade fixed income securities         82       102,962       (5,315)        19     42,258      (5,146)     (10,461)
                                                ---------   -----------   ----------  ---------  ---------  ----------   ----------
     Total fixed income securities                    132   $   318,510   $   (9,488)        51  $ 209,977  $  (10,368)  $  (19,856)
                                                =========   ===========   ==========  =========  =========  ==========   ==========

      As of December 31, 2015, $52.6 million of the $80.0 million unrealized losses are related to securities with an unrealized loss position less than 20% of amortized cost or cost, the degree of which suggests that these securities do not pose a high risk of being other-than-temporarily impaired. Of the $52.6 million, $30.3 million are related to unrealized losses on investment grade fixed income securities and $8.4 million are related to equity securities. Of the remaining $27.4 million, $20.3 million have been in an unrealized loss position for less than 12 months. Investment grade is defined as a security having a rating of Aaa, Aa, A or Baa from Moody's, a rating of AAA, AA, A or BBB from S&P, Fitch, Dominion, Kroll or Realpoint, a rating of aaa, aa, a or bbb from A.M. Best, or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third party rating. Unrealized losses on investment grade securities are principally related to increasing risk-free interest rates or widening credit spreads since the time of initial purchase.

      As of December 31, 2015, the remaining $27.4 million of unrealized losses are related to securities in unrealized loss positions greater than or equal to 20% of amortized cost or cost. Investment grade fixed income securities comprising $9.5 million of these unrealized losses were evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contractual obligations. Of the $27.4 million, $11.0 million are related to below investment grade fixed income securities and $6.9 million are related to equity securities. Of these amounts, $7.1 million are related to below investment grade fixed income securities that had been in an unrealized loss position greater than or equal to 20% of amortized cost for a period of twelve or more consecutive months as of December 31, 2015.

      RMBS, CMBS and ABS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities' positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of (i) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, (ii) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread, and (iii) for RMBS and ABS in an unrealized loss position, credit enhancements from reliable bond insurers, where applicable. Municipal bonds in an unrealized loss position were evaluated based on the underlying credit quality of the primary obligor, obligation type and quality of the underlying assets. Unrealized losses on equity securities are primarily related to temporary equity market fluctuations of securities that are expected to recover.

      As of December 31, 2015, the Company has not made the decision to sell and it is not more likely than not the Company will be required to sell fixed income securities with unrealized losses before recovery of the amortized cost basis. As of December 31, 2015, the Company had the intent and ability to hold equity securities with unrealized losses for a period of time sufficient for them to recover.

LIMITED PARTNERSHIPS

      As of December 31, 2015 and 2014, the carrying value of equity method limited partnerships totaled $216.6 million and $160.4 million, respectively. The Company recognizes an impairment loss for equity method limited partnerships when evidence demonstrates that the loss is other than temporary. Evidence of a loss in value that is other than temporary may include the absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain a level of earnings that would justify the carrying amount of the investment.

      As of December 31, 2015 and 2014, the carrying value for cost method limited partnerships was $64.5 million and $52.5 million, respectively. To determine if an other-than-temporary impairment has occurred, the Company evaluates whether an impairment indicator has occurred in the period that may have a significant adverse effect on the carrying value of the investment. Impairment indicators may include: significantly reduced valuations of the investments held by the limited partnerships; actual recent cash flows received being significantly less than expected cash flows; reduced valuations based on financing completed at a lower value; completed sale of a material underlying investment at a price significantly lower than expected; or any other adverse events since the last financial statements received that might affect the fair value of the investee's capital. Additionally, the Company's portfolio monitoring process includes a quarterly review of all cost method limited partnerships to identify instances where the net asset value is below established thresholds for certain periods of time, as well as investments that are performing below expectations, for further impairment consideration. If a cost method limited partnership is other-than-temporarily impaired, the carrying value is written down to fair value, generally estimated to be equivalent to the reported net asset value.

MORTGAGE LOANS

      The Company's mortgage loans are commercial mortgage loans collateralized by a variety of commercial real estate property types located across the United States and totaled, net of valuation allowance, $614.2 million and $493.8 million as of December 31, 2015 and 2014, respectively. Substantially all of the commercial mortgage loans are non-recourse to the borrower.

      The following table shows the principal geographic distribution of commercial real estate represented in the Company's mortgage loan portfolio. No other state represented more than 5% of the portfolio as of December 31.

            (% OF MORTGAGE LOAN PORTFOLIO CARRYING VALUE)   2015    2014
                                                           ------  ------
            California                                       21.5%   24.6%
            New Jersey                                        9.5    10.2
            Texas                                             8.0     4.7
            Illinois                                          7.6    11.2
            Arizona                                           5.6     5.5
            Florida                                           4.7     5.2

      The types of properties collateralizing the mortgage loans as of December 31 are as follows:

            (% OF MORTGAGE LOAN PORTFOLIO CARRYING VALUE)   2015    2014
                                                           ------  ------
            Apartment complex                                28.7%   19.6%
            Warehouse                                        21.7    24.7
            Office buildings                                 20.0    21.2
            Retail                                           19.2    24.0
            Other                                            10.4    10.5
                                                           ------  ------
               Total                                        100.0%  100.0%
                                                           ======  ======

      The contractual maturities of the mortgage loan portfolio as of December 31, 2015 are as follows:

                ($ IN THOUSANDS)    NUMBER     CARRYING
                                   OF LOANS      VALUE     PERCENT
                                  ----------  ----------  ---------
                2016                       9  $   40,775        6.7%
                2017                       8      41,298        6.7
                2018                       9      45,010        7.3
                2019                       1      10,000        1.6
                Thereafter                79     477,101       77.7
                                  ----------  ----------  ---------
                  Total                  106  $  614,184      100.0%
                                  ==========  ==========  =========

      Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators. Mortgage loans are considered impaired when it is probable that the Company will not collect the contractual principal and interest. Valuation allowances are established for impaired loans to reduce the carrying value to the fair value of the collateral less costs to sell or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate. Impaired mortgage loans may not have a valuation allowance when the fair value of the collateral less costs to sell is higher than the carrying value. Valuation allowances are adjusted for subsequent changes in the fair value of the collateral less costs to sell or present value of the loan's expected future repayment cash flows. Mortgage loans are charged off against their corresponding valuation allowances when there is no reasonable expectation of recovery. The impairment evaluation is non-statistical in respect to the aggregate portfolio but considers facts and circumstances attributable to each loan. It is not considered probable that additional impairment losses, beyond those identified on a specific loan basis, have been incurred as of December 31, 2015.

      Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on mortgage loans on nonaccrual status are generally recorded as a reduction of carrying value.

      Debt service coverage ratio is considered a key credit quality indicator when mortgage loans are evaluated for impairment. Debt service coverage ratio represents the amount of estimated cash flows from the property available to the borrower to meet principal and interest payment obligations. Debt service coverage ratio estimates are updated annually or more frequently if conditions are warranted based on the Company's credit monitoring process.

      The following table reflects the carrying value of non-impaired fixed rate mortgage loans summarized by debt service coverage ratio distribution as of December 31. There were no variable rate mortgage loans as of December 31, 2015 or 2014.

                 ($ IN THOUSANDS)

                 DEBT SERVICE COVERAGE RATIO DISTRIBUTION      2015          2014
                                                           ------------  ------------
                 Below 1.0                                 $     14,408  $     17,081
                 1.0 - 1.25                                      35,301        71,801
                 1.26 - 1.50                                    194,795       125,877
                 Above 1.50                                     369,680       279,033
                                                           ------------  ------------
                     Total non-impaired mortgage loans     $    614,184  $    493,792
                                                           ============  ============

      Mortgage loans with a debt service coverage ratio below 1.0 that are not considered impaired primarily relate to instances where the borrower has the financial capacity to fund the revenue shortfalls from the properties for the foreseeable term, the decrease in cash flows from the properties is considered temporary, or there are other risk mitigating circumstances such as additional collateral, escrow balances or borrower guarantees.

      There were no impaired mortgage loans as of December 31, 2015 or 2014. The average balance of impaired loans was $2.4 million and $7.6 million during 2014 and 2013, respectively.

      The rollforward of the valuation allowance on impaired mortgage loans for the years ended December 31 is as follows:

   ($ IN THOUSANDS)                                    2015           2014           2013
                                                   ------------  ------------   ------------
   Beginning balance                               $         --  $      1,832   $         --
   Net (decrease) increase in valuation allowance            --        (1,110)         1,832
   Charge offs                                               --          (722)            --
                                                   ------------  ------------   ------------
   Ending balance                                  $         --  $         --   $      1,832
                                                   ============  ============   ============

      Payments on all mortgage loans were current as of December 31, 2015 and 2014.

MUNICIPAL BONDS

      The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company's portfolio as of December 31. No other state represents more than 5% of the portfolio.

            (% OF MUNICIPAL BOND PORTFOLIO CARRYING VALUE)    2015      2014
                                                            --------  --------
            California                                          25.9%     24.2%
            Texas                                               12.0      11.4
            Oregon                                               6.2       5.5
            Illinois                                             5.3       6.2

CONCENTRATION OF CREDIT RISK

      As of December 31, 2015, the Company is not exposed to any credit concentration risk of a single issuer and its affiliates greater than 10% of the Company's shareholder's equity.

SECURITIES LOANED

      The Company's business activities include securities lending programs with third parties, mostly large banks. As of December 31, 2015 and 2014, fixed income and equity securities with a carrying value of $96.5 million and $98.0 million, respectively, were on loan under these agreements. Interest income on collateral, net of fees, was $235 thousand in 2015 and zero in 2014 and 2013.

OTHER INVESTMENT INFORMATION

      Included in fixed income securities are below investment grade assets totaling $269.8 million and $300.3 million as of December 31, 2015 and 2014, respectively.

      As of December 31, 2015, fixed income securities with a carrying value of $2.4 million were on deposit with regulatory authorities as required by law.

      As of December 31, 2015, there were no fixed income securities that were non-income producing.

      The Company has $4.7 million of investment-related debt that is reported in other liabilities and accrued expenses as of December 31, 2015 relating to a commitment to fund a limited partnership. The Company has an outstanding line of credit to fund the limited partnership.

6.    FAIR VALUE OF ASSETS AND LIABILITIES

      Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Statements of Financial Position at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

LEVEL 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

LEVEL 2:    Assets and liabilities whose values are based on the following:
            (a) Quoted prices for similar assets or liabilities in active markets;
            (b) Quoted prices for identical or similar assets or liabilities in markets that are not active; or
            (c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

LEVEL 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

      The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

      The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company's processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

      The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy. The first is where specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company's use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

      The second situation where the Company classifies securities in Level 3 is where quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

      Certain assets are not carried at fair value on a recurring basis, including investments such as mortgage loans, limited partnership interests and policy loans. Accordingly, such investments are only included in the fair value hierarchy disclosure when the investment is subject to remeasurement at fair value after initial recognition and the resulting remeasurement is reflected in the financial statements. In addition, derivatives embedded in fixed income securities are not disclosed in the hierarchy as free-standing derivatives since they are presented with the host contracts in fixed income securities.

      In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

SUMMARY OF SIGNIFICANT VALUATION TECHNIQUES FOR ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

LEVEL 1 MEASUREMENTS

  - FIXED INCOME SECURITIES: Comprise certain U.S. Treasury fixed income securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

  - EQUITY SECURITIES: Comprise actively traded, exchange-listed equity securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

  - SHORT-TERM: Comprise U.S Treasury bills valued on unadjusted quoted process for identical assets in active markets that the Company can access and actively traded money market funds that have daily quoted net asset values for identical assets that the Company can access.

  - SEPARATE ACCOUNT ASSETS: Comprise actively traded mutual funds that have daily quoted net asset values for identical assets that the Company can access. Net asset values for the actively traded mutual funds in which the separate account assets are invested are obtained daily from the fund managers.

LEVEL 2 MEASUREMENTS

   -  FIXED INCOME SECURITIES:

      U.S. GOVERNMENT AND AGENCIES: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

      MUNICIPAL: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

      CORPORATE - PUBLIC: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

      CORPORATE - PRIVATELY PLACED: Valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer.

      FOREIGN GOVERNMENT: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

      RMBS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads.

      CMBS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, collateral performance and credit spreads.

      ABS - CONSUMER AND OTHER: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS - consumer and other are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

      REDEEMABLE PREFERRED STOCK: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads.

   - EQUITY SECURITIES: The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

   - SHORT-TERM: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. For certain short-term investments, amortized cost is used as the best estimate of fair value.

   - OTHER INVESTMENTS: Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active.

      Over-the-counter ("OTC") derivatives, including foreign exchange forward contracts and options, are valued using models that rely on inputs such as currency rates that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

LEVEL 3 MEASUREMENTS

   -  FIXED INCOME SECURITIES:

      MUNICIPAL: Comprise municipal bonds that are not rated by third party credit rating agencies but are rated by the National Association of Insurance Commissioners ("NAIC"). The primary inputs to the valuation of these municipal bonds include quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. Also included are municipal bonds valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable and municipal bonds in default valued based on the present value of expected cash flows. Also includes auction rate securities ("ARS") primarily backed by student loans that have become illiquid due to failures in the auction market and are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses significant non-market observable inputs, including the anticipated date liquidity will return to the market.

      CORPORATE - PUBLIC AND CORPORATE - PRIVATELY PLACED: Primarily valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable.

      ABS - COLLATERALIZED DEBT OBLIGATIONS ("CDO") AND ABS - CONSUMER AND
      OTHER: Valued based on non-binding broker quotes received from brokers who are familiar with the investments and where the inputs have not been corroborated to be market observable.

   - EQUITY SECURITIES: The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

   - OTHER INVESTMENTS: Certain OTC derivatives, such as interest rate caps, are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves.

   - OTHER ASSETS: Includes a structured settlement annuity reinsurance agreement accounted for as a derivative instrument that is valued internally. The model primarily uses stochastically determined cash flows, ultimate reinvestment spreads and applicable market data, such as interest rate and volatility assumptions. This item is categorized as Level 3 as a result of the significance of non-market observable inputs.

   - CONTRACTHOLDER FUNDS: Derivatives embedded in certain life and annuity contracts are valued internally using models widely accepted in the financial services industry that determine a single best estimate of fair value for the embedded derivatives within a block of contractholder liabilities. The models primarily use stochastically determined cash flows based on the contractual elements of embedded derivatives, projected option cost and applicable market data, such as interest rate yield curves and equity index volatility assumptions. These are categorized as Level 3 as a result of the significance of non-market observable inputs.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A NON-RECURRING BASIS

      Mortgage loans written-down to fair value in connection with recognizing impairments are valued based on the fair value of the underlying collateral less costs to sell. Limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments are generally valued using net asset values.

      The following table summarizes the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2015.

($ IN THOUSANDS)                                        QUOTED
                                                      PRICES IN
                                                        ACTIVE       SIGNIFICANT
                                                     MARKETS FOR        OTHER        SIGNIFICANT    COUNTERPARTY      BALANCE
                                                      IDENTICAL      OBSERVABLE     UNOBSERVABLE      AND CASH         AS OF
                                                        ASSETS         INPUTS          INPUTS        COLLATERAL     DECEMBER 31,
                                                      (LEVEL 1)       (LEVEL 2)       (LEVEL 3)       NETTING           2015
                                                    -------------   ------------   --------------   ------------   -------------
ASSETS
  Fixed income securities:
     U.S. government and agencies                   $      14,146   $    152,551   $           --                  $     166,697
     Municipal                                                 --        694,285           32,286                        726,571
     Corporate - public                                        --      2,385,162           10,139                      2,395,301
     Corporate - private placed                                --      1,026,297          211,858                      1,238,155
     Foreign government                                        --        216,751               --                        216,751
     RMBS                                                      --         57,709               --                         57,709
     CMBS                                                      --         87,210               --                         87,210
     ABS - CDO                                                 --             --            9,650                          9,650
     ABS - consumer and other                                  --         67,266           15,704                         82,970
     Redeemable preferred stock                                --         10,189               --                         10,189
                                                    -------------   ------------   --------------                  -------------
      Total fixed income securities                        14,146      4,697,420          279,637                      4,991,203
  Equity securities                                       198,433            454            6,935                        205,822
  Short-term investments                                   22,749         85,530               --                        108,279
  Other investments: Free-standing derivatives                 --            662              329   $         (8)            983
  Separate account assets                                 317,316             --               --                        317,316
  Other assets                                                 --             --           82,774                         82,774
                                                    -------------   ------------   --------------   ------------   -------------
TOTAL RECURRING BASIS ASSETS                              552,644      4,784,066          369,675             (8)      5,706,377
  Non-recurring basis (1)                                      --             --              477                            477
                                                    -------------   ------------   --------------   ------------   -------------
TOTAL ASSETS AT FAIR VALUE                          $     552,644   $  4,784,066   $      370,152   $         (8)  $   5,706,854
                                                    =============   ============   ==============   ============   =============
% of total assets at fair value                               9.7%          83.8%             6.5%            --%          100.0%

LIABILITIES
  Contractholder funds: Derivatives embedded in life
    and annuity contracts                           $          --   $         --   $       (7,900)                 $      (7,900)
  Other liabilities: Free-standing derivatives                 --           (148)              --   $          8            (140)
                                                    -------------   ------------   --------------   ------------   -------------
TOTAL LIABILITIES AT FAIR VALUE                     $          --   $       (148)  $       (7,900)  $          8   $      (8,040)
                                                    =============   ============   ==============   ============   =============
% of total liabilities at fair value                           --%           1.8%            98.3%          (0.1)%         100.0%

----------
(1)   Includes $477 thousand of limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments.

      The following table summarizes the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2014. There were no assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2014.

  ($ IN THOUSANDS)                                               QUOTED
                                                               PRICES IN
                                                                ACTIVE        SIGNIFICANT
                                                              MARKETS FOR        OTHER         SIGNIFICANT         BALANCE
                                                               IDENTICAL       OBSERVABLE      UNOBSERVABLE         AS OF
                                                                 ASSETS         INPUTS           INPUTS          DECEMBER 31,
                                                               (LEVEL 1)        (LEVEL 2)       (LEVEL 3)            2014
                                                             -------------   --------------   --------------    --------------
   ASSETS
     Fixed income securities:
      U.S. government and agencies                           $       3,642   $      276,325   $           --    $      279,967
      Municipal                                                         --          740,535           42,422           782,957
      Corporate - public                                                --        2,456,330           16,035         2,472,365
      Corporate - private placed                                        --        1,004,099          236,530         1,240,629
      Foreign government                                                --          396,676               --           396,676
      RMBS                                                              --           98,325               --            98,325
      CMBS                                                              --          134,892               --           134,892
      ABS - CDO                                                         --               --            9,525             9,525
      ABS - consumer and other                                          --           49,255           15,820            65,075
      Redeemable preferred stock                                        --           10,636               --            10,636
                                                             -------------   --------------   --------------    --------------
         Total fixed income securities                               3,642        5,167,073          320,332         5,491,047
     Equity securities                                             200,575              547            5,000           206,122
     Short-term investments                                          2,003          136,369               --           138,372
     Other investments: Free-standing derivatives                       --               46              554               600
     Separate account assets                                       383,263               --               --           383,263
     Other assets                                                       --               --           84,561            84,561
                                                             -------------   --------------   --------------    --------------
   TOTAL ASSETS AT FAIR VALUE                                $     589,483   $    5,304,035   $      410,447    $    6,303,965
                                                             =============   ==============   ==============    ==============
   % of total assets at fair value                                     9.4%            84.1%             6.5%            100.0%

   LIABILITIES
     Contractholder funds: Derivatives embedded in life and
       annuity contracts                                     $          --   $           --   $       (7,391)   $       (7,391)
                                                             -------------   --------------   --------------    --------------
   TOTAL LIABILITIES AT FAIR VALUE                           $          --   $           --   $       (7,391)   $       (7,391)
                                                             =============   ==============   ==============    ==============
   % of total liabilities at fair value                                 --%              --%           100.0%            100.0%

      The following table summarizes quantitative information about the significant unobservable inputs used in Level 3 fair value measurements.

   ($ IN THOUSANDS)                   FAIR           VALUATION            UNOBSERVABLE                        WEIGHTED
                                      VALUE          TECHNIQUE               INPUT               RANGE         AVERAGE
                                   -----------    ---------------    ---------------------   -------------  ------------
   DECEMBER 31, 2015

   Other assets - Structured       $    82,774    Stochastic cash    Ultimate reinvestment   130.7 - 256.0  162.3 basis
   settlement annuity reinsurance                 flow model         spreads                 basis points   points
   agreement

   DECEMBER 31, 2014

   Other assets - Structured       $    84,561    Stochastic cash    Ultimate reinvestment   130.9 - 198.4  155.6 basis
   settlement annuity reinsurance                 flow model         spreads                 basis points   points
   agreement

      If the ultimate reinvestment spreads increased (decreased), it would result in a lower (higher) fair value.

      As of December 31, 2015 and 2014, Level 3 fair value measurements of fixed income securities total $279.6 million and $320.3 million, respectively, and include $258.7 million and $290.9 million, respectively, of fixed income securities valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. The Company does not develop the unobservable inputs used in measuring fair value; therefore, these are not included in the table above. However, an increase (decrease) in credit spreads for fixed income securities valued based on non-binding broker quotes would result in a lower (higher) fair value.

      The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2015.

($ IN THOUSANDS)                                                  TOTAL GAINS (LOSSES) INCLUDED IN:
                                                   BALANCE AS OF  ---------------------------------    TRANSFERS      TRANSFERS
                                                    DECEMBER 31,        NET                              INTO           OUT OF
                                                        2014         INCOME (1)           OCI           LEVEL 3        LEVEL 3
                                                   -------------  ----------------  ---------------  -------------  -------------
ASSETS
  Fixed income securities:
     Municipal                                     $      42,422  $            336  $        (1,309) $          --  $          --
     Corporate - public                                   16,035                --             (654)            --         (4,642)
     Corporate - privately placed                        236,530             7,611           (5,368)            --        (14,772)
     ABS - CDO                                             9,525                --              125             --             --
     ABS - consumer and other                             15,820                --             (116)            --             --
                                                   -------------  ----------------  ---------------  -------------  -------------
       Total fixed income securities                     320,332             7,947           (7,322)            --        (19,414)
     Equity securities                                     5,000                14             (565)           190             --
     Free-standing derivatives, net                          554              (178)              --             --             --
     Other assets                                         84,561            (1,787)              --             --             --
                                                   -------------  ----------------  ---------------  -------------  -------------
     TOTAL RECURRING LEVEL 3 ASSETS                $     410,447  $          5,996  $        (7,887) $         190  $     (19,414)
                                                   =============  ================  ===============  =============  =============

LIABILITIES
     Contractholder funds: Derivatives embedded in
      life and annuity contracts                   $      (7,391) $           (509) $            --  $          --  $          --
                                                   -------------  ----------------  ---------------  -------------  -------------
     TOTAL RECURRING LEVEL 3 LIABILITIES           $      (7,391) $           (509) $            --  $          --  $          --
                                                   =============  ================  ===============  =============  =============

                                                                                                                    BALANCE AS OF
                                                                                                                     DECEMBER 31,
                                                     PURCHASES         SALES            ISSUES        SETTLEMENTS       2015
                                                   -------------  ----------------  ---------------  -------------  --------------
ASSETS
  Fixed income securities:
     Municipal                                     $          --  $         (7,256) $            --  $      (1,907) $       32,286
     Corporate - public                                       --                --               --           (600)         10,139
     Corporate - privately placed                             --                --               --        (12,143)        211,858
     ABS - CDO                                                --                --               --             --           9,650
     ABS - consumer and other                                 --                --               --             --          15,704
                                                   -------------  ----------------  ---------------  -------------  --------------
       Total fixed income securities                          --            (7,256)              --        (14,650)        279,637
     Equity securities                                     2,569              (273)              --             --           6,935
     Free-standing derivatives, net                           62                --               --           (109)            329
     Other assets                                             --                --               --             --          82,774
                                                   -------------  ----------------  ---------------  -------------  --------------
     TOTAL RECURRING LEVEL 3 ASSETS                $       2,631  $         (7,529) $            --  $     (14,759) $      369,675
                                                   =============  ================  ===============  =============  ==============

LIABILITIES
     Contractholder funds: Derivatives embedded in
      life and annuity contracts                   $          --  $             --  $            --  $          --  $       (7,900)
                                                   -------------  ----------------  ---------------  -------------  --------------
     TOTAL RECURRING LEVEL 3 LIABILITIES           $          --  $             --  $            --  $          --  $       (7,900)
                                                   =============  ================  ===============  =============  ==============

----------
(1)   The effect to net income totals $5.5 million and is reported in the Statements of Operations and Comprehensive Income as
      follows: $(1.7) million in realized capital gains and losses, $7.7 million in net investment income, $283 thousand in interest credited to contractholder funds and $(792) thousand in contract benefits.

      The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2014.

($ IN THOUSANDS)                                                  TOTAL GAINS (LOSSES) INCLUDED IN:
                                                   BALANCE AS OF  ---------------------------------    TRANSFERS      TRANSFERS
                                                    DECEMBER 31,        NET                              INTO           OUT OF
                                                        2013         INCOME (1)           OCI           LEVEL 3        LEVEL 3
                                                   -------------  ----------------  ---------------  -------------  -------------
ASSETS
  Fixed income securities:
     Municipal                                     $      51,315  $           (360) $         2,874  $          --  $       (4,940)
     Corporate                                           259,428             7,257             (741)        40,734         (34,409)
     ABS                                                  24,799                --              546             --              --
                                                   -------------  ----------------  ---------------  -------------  --------------
       Total fixed income securities                     335,542             6,897            2,679         40,734         (39,349)
     Equity securities                                        --                --               --             --              --
     Free-standing derivatives, net                        1,076              (533)              --             --              --
     Other assets                                         27,826            56,735               --             --              --
                                                   -------------  ----------------  ---------------  -------------  --------------
     TOTAL RECURRING LEVEL 3 ASSETS                $     364,444  $         63,099  $         2,679  $      40,734  $      (39,349)
                                                   =============  ================  ===============  =============  ==============

LIABILITIES
     Contractholder funds: Derivatives embedded in
      life and annuity contracts                   $      (9,197) $          1,806  $            --  $          --  $           --
                                                   -------------  ----------------  ---------------  -------------  --------------
     TOTAL RECURRING LEVEL 3 LIABILITIES           $      (9,197) $          1,806  $            --  $          --  $           --
                                                   =============  ================  ===============  =============  ==============

                                                                                                                    BALANCE AS OF
                                                                                                                     DECEMBER 31,
                                                     PURCHASES         SALES            ISSUES        SETTLEMENTS       2014
                                                   -------------  ----------------  ---------------  -------------  --------------
ASSETS
  Fixed income securities:
     Municipal                                     $          --  $         (4,559) $            --  $      (1,908) $       42,422
     Corporate                                             1,500            (7,396)              --        (13,808)        252,565
     ABS                                                      --                --               --             --          25,345
                                                   -------------  ----------------  ---------------  -------------  --------------
       Total fixed income securities                       1,500           (11,955)              --        (15,716)        320,332
     Equity securities                                     5,000                --               --             --           5,000
     Free-standing derivatives, net                           73                --               --            (62)            554
     Other assets                                             --                --               --             --          84,561
                                                   -------------  ----------------  ---------------  -------------  --------------
     TOTAL RECURRING LEVEL 3 ASSETS                $       6,573  $        (11,955) $            --  $     (15,778) $      410,447
                                                   =============  ================  ===============  =============  ==============

LIABILITIES
     Contractholder funds: Derivatives embedded in
      life and annuity contracts                   $          --  $             --  $            --  $          --  $       (7,391)
                                                   -------------  ----------------  ---------------  -------------  --------------
     TOTAL RECURRING LEVEL 3 LIABILITIES           $          --  $             --  $            --  $          --  $       (7,391)
                                                   =============  ================  ===============  =============  ==============

----------
(1)   The effect to net income totals $64.9 million and is reported in the Statements of Operations and Comprehensive Income as
      follows: $55.9 million in realized capital gains and losses, $7.2 million in net investment income, $(151) thousand in interest credited to contractholder funds and $2.0 million in contract benefits.

      The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2013.

($ IN THOUSANDS)                                                  TOTAL GAINS (LOSSES) INCLUDED IN:
                                                   BALANCE AS OF  ---------------------------------    TRANSFERS      TRANSFERS
                                                    DECEMBER 31,        NET                              INTO           OUT OF
                                                        2012         INCOME (1)           OCI           LEVEL 3        LEVEL 3
                                                   -------------  ----------------  ---------------  -------------  -------------
ASSETS
  Fixed income securities:
     Municipal                                     $      67,672  $         (1,960) $         2,614  $          --  $          --
     Corporate                                           260,351             8,509           (8,214)         9,663         (4,160)
     ABS                                                  26,970                --             (951)            --             --
                                                   -------------  ----------------  ---------------  -------------  -------------
       Total fixed income securities                     354,993             6,549           (6,551)         9,663         (4,160)
     Free-standing derivatives, net                          306               431               --             --             --
     Other assets                                         34,655            (6,829)              --             --             --
                                                   -------------  ----------------  ---------------  -------------  -------------
     TOTAL RECURRING LEVEL 3 ASSETS                $     389,954  $            151  $        (6,551) $       9,663  $      (4,160)
                                                   =============  ================  ===============  =============  =============

LIABILITIES
     Contractholder funds: Derivatives embedded in
      life and annuity contracts                   $     (17,877) $          8,680  $            --  $          --  $          --
                                                   -------------  ----------------  ---------------  -------------  -------------
     TOTAL RECURRING LEVEL 3 LIABILITIES           $     (17,877) $          8,680  $            --  $          --  $          --
                                                   =============  ================  ===============  =============  =============

                                                                                                                    BALANCE AS OF
                                                                                                                     DECEMBER 31,
                                                     PURCHASES         SALES            ISSUES        SETTLEMENTS       2013
                                                   -------------  ----------------  ---------------  -------------  --------------
ASSETS
  Fixed income securities:
     Municipal                                     $          --  $        (15,067) $            --  $      (1,944) $       51,315
     Corporate                                             6,910           (10,615)              --         (3,016)        259,428
     ABS                                                      --                --               --         (1,220)         24,799
                                                   -------------  ----------------  ---------------  -------------  --------------
       Total fixed income securities                       6,910           (25,682)              --         (6,180)        335,542
     Free-standing derivatives, net                          339                --               --             --           1,076
     Other assets                                             --                --               --             --          27,826
                                                   -------------  ----------------  ---------------  -------------  --------------
     TOTAL RECURRING LEVEL 3 ASSETS                $       7,249  $        (25,682) $            --  $      (6,180) $      364,444
                                                   =============  ================  ===============  =============  ==============

LIABILITIES
     Contractholder funds: Derivatives embedded in
      life and annuity contracts                   $          --  $             --  $            --  $          --  $       (9,197)
                                                   -------------  ----------------  ---------------  -------------  --------------
     TOTAL RECURRING LEVEL 3 LIABILITIES           $          --  $             --  $            --  $          --  $       (9,197)
                                                   =============  ================  ===============  =============  ==============

----------
(1)   The effect to net income totals $8.8 million and is reported in the Statements of Operations and Comprehensive Income as
      follows: $(6.6) million in realized capital gains and losses, $6.7 million in net investment income, $(297) thousand in interest credited to contractholder funds and $9.0 million in contract benefits.

      Transfers between level categorizations may occur due to changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. Transfers between level categorizations may also occur due to changes in the valuation source. For example, in situations where a fair value quote is not provided by the Company's independent third-party valuation service provider and as a result the price is stale or has been replaced with a broker quote whose inputs have not been corroborated to be market observable, the security is transferred into Level 3. Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred. Therefore, for all transfers into Level 3, all realized and changes in unrealized gains and losses in the quarter of transfer are reflected in the Level 3 rollforward table.

      There were no transfers between Level 1 and Level 2 during 2015, 2014 or 2013.

      Transfers into Level 3 during 2015, 2014 and 2013 included situations where a fair value quote was not provided by the Company's independent third-party valuation service provider and as a result the price was stale or had been replaced with a broker quote where the inputs had not been corroborated to be market observable resulting in the security being classified as Level 3. Transfers out of Level 3 during 2015, 2014 and 2013 included situations where a broker quote was used in the prior period and a fair value quote became available from the Company's independent third-party valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant.

   The following table provides the change in unrealized gains and losses included in net income for Level 3 assets and liabilities held as of December 31.

         ($ IN THOUSANDS)                                     2015             2014            2013
                                                          -------------    -------------   -------------
         ASSETS
           Fixed income securities:
             Municipal                                    $          71    $        (395)  $      (1,458)
             Corporate                                            7,611            7,099           6,633
                                                          -------------    -------------   -------------
               Total fixed income securities                      7,682            6,704           5,175
             Free-standing derivatives, net                        (178)            (533)            431
             Other assets                                        (1,787)          56,735          (6,829)
                                                          -------------    -------------   -------------
               TOTAL RECURRING LEVEL 3 ASSETS             $       5,717    $      62,906   $      (1,223)
                                                          =============    =============   =============

         LIABILITIES
             Contractholder funds: Derivatives embedded
               in life and annuity contracts              $        (509)   $       1,806   $       8,680
                                                          -------------    -------------   -------------
               TOTAL RECURRING LEVEL 3 LIABILITIES        $        (509)   $       1,806   $       8,680
                                                          =============    =============   =============

   The amounts in the table above represent the change in unrealized gains and losses included in net income for the period of time that the asset or liability was determined to be in Level 3. These gains and losses total $5.2 million in 2015 and are reported as follows: $(2.0) million in realized capital gains and losses, $7.7 million in net investment income, $283 thousand in interest credited to contractholder funds and $(792) thousand in contract benefits. These gains and losses total $64.7 million in 2014 and are reported as follows: $55.7 million in realized capital gains and losses, $7.2 million in net investment income, $(151) thousand in interest credited to contractholder funds and $2.0 million in contract benefits. These gains and losses total $7.5 million in 2013 and are reported as follows: $(7.9) million in realized capital gains and losses, $6.7 million in net investment income, $(297) thousand in interest credited to contractholder funds and $9.0 million in contract benefits.

   Presented below are the carrying values and fair value estimates of financial instruments not carried at fair value.

FINANCIAL ASSETS

($ IN THOUSANDS)                                     DECEMBER 31, 2015               DECEMBER 31, 2014
                                               ----------------------------    ----------------------------
                                                  CARRYING        FAIR          CARRYING          FAIR
                                                   VALUE          VALUE           VALUE           VALUE
                                               ------------    ------------    ------------    ------------
Mortgage loans                                 $    614,814    $    634,950    $    493,792    $    526,433
Cost method limited partnerships                     64,490          72,142          52,543          59,330

   The fair value of mortgage loans is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral. The fair value of cost method limited partnerships is determined using reported net asset values. The fair value measurements for mortgage loans and cost method limited partnerships are categorized as Level 3.

FINANCIAL LIABILITIES

($ IN THOUSANDS)                                     DECEMBER 31, 2015               DECEMBER 31, 2014
                                               ----------------------------    ----------------------------
                                                  CARRYING        FAIR          CARRYING          FAIR
                                                   VALUE          VALUE           VALUE           VALUE
                                               ------------    ------------    ------------    ------------
Contractholder funds on investment contracts   $  2,271,861    $  2,355,015    $  2,491,461    $  2,615,231
Liability for collateral                             99,668          99,668         101,095         101,095

   The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts incorporating current market-based crediting rates for similar contracts that reflect the Company's own credit risk. Deferred annuities classified in contractholder funds are valued based on discounted cash flow models that incorporate current market-based margins and reflect the Company's own credit risk. Immediate annuities without life contingencies are valued based on discounted cash flow models that incorporate current market-based implied interest rates and reflect the Company's own credit risk. The fair value measurement for contractholder funds on investment contracts is categorized as Level 3.

   The liability for collateral is valued at carrying value due to its short-term nature. The fair value measurement for liability for collateral is categorized as Level 2.

7. DERIVATIVE FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

   The Company uses derivatives for risk reduction focused on managing the risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations and foreign currency fluctuations.

   Asset-liability management is a risk management strategy that is principally employed to balance the respective interest-rate sensitivities of the Company's assets and liabilities. Depending upon the attributes of the assets acquired and liabilities issued, derivative instruments such as interest rate caps are utilized to change the interest rate characteristics of existing assets and liabilities to ensure the relationship is maintained within specified ranges and to reduce exposure to rising or falling interest rates. Options are used for hedging the equity exposure contained in the Company's equity indexed life product contracts that offer equity returns to contractholders. Foreign currency forwards are primarily used by the Company to reduce the foreign currency risk associated with holding foreign currency denominated investments. The Company also has a reinsurance treaty that is recorded as a derivative instrument, under which it primarily cedes reinvestment related risk on its structured settlement annuities to ALIC.

   The Company also has derivatives embedded in non-derivative host contracts that are required to be separated from the host contracts and accounted for at fair value with changes in fair value of embedded derivatives reported in net income. The Company's primary embedded derivatives are guaranteed minimum accumulation and withdrawal benefits in reinsured variable annuity contracts; equity options in life product contracts, which provide equity returns to contractholders; and conversion options in fixed income securities, which provide the Company with the right to convert the instrument into a predetermined number of shares of common stock.

   The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements. Fair value, which is equal to the carrying value, is the estimated amount that the Company would receive or pay to terminate the derivative contracts at the reporting date. The carrying value amounts for OTC derivatives are further adjusted for the effects, if any, of enforceable master netting agreements and are presented on a net basis, by counterparty agreement, in the Statements of Financial Position. For certain exchange traded derivatives, margin deposits are required as well as daily cash settlements of margin accounts. As of December 31, 2015, the Company pledged $60 thousand of cash in the form of margin deposits.

   Non-hedge accounting is generally used for "portfolio" level hedging strategies where the terms of the individual hedged items do not meet the strict homogeneity requirements to permit the application of hedge accounting. For non-hedge derivatives, net income includes changes in fair value and accrued periodic settlements, when applicable. With the exception of non-hedge embedded derivatives, all of the Company's derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instruments on at least a quarterly basis.

   The following table provides a summary of the volume and fair value positions of derivative instruments as well as their reporting location in the Statement of Financial Position as of December 31, 2015. None of these derivatives are designated as accounting hedging instruments.

($ IN THOUSANDS, EXCEPT NUMBER OF CONTRACTS)                         VOLUME (1)
                                                              -----------------------
                                                                             NUMBER       FAIR
                                            BALANCE SHEET      NOTIONAL        OF         VALUE,        GROSS       GROSS
                                              LOCATION          AMOUNT     CONTRACTS       NET          ASSET     LIABILITY
                                        -------------------   ----------   ----------   ----------   ----------   ----------
ASSET DERIVATIVES
INTEREST RATE CONTRACTS
  Interest rate cap agreements           Other investments    $   22,100          n/a   $      329   $      329   $       --
EQUITY AND INDEX CONTRACTS
  Options                                Other investments            --           77          592          592           --
FOREIGN CURRENCY CONTRACTS
  Foreign currency forwards              Other investments         5,130          n/a           62           70           (8)
OTHER CONTRACTS
  Structured settlement annuity
    reinsurance agreement                  Other assets               --          n/a       82,774       82,774           --
                                                              ----------   ----------   ----------   ----------   ----------
TOTAL ASSET DERIVATIVES                                       $   27,230           77   $   83,757   $   83,765   $       (8)
                                                              ==========   ==========   ==========   ==========   ==========
LIABILITY DERIVATIVES
EQUITY AND INDEX CONTRACTS
                                        Other liabilities &
  Options                                accrued expenses             --           77         (140)          --         (140)
EMBEDDED DERIVATIVE FINANCIAL
  INSTRUMENTS
  Guaranteed accumulation benefits      Contractholder funds  $   87,221          n/a   $   (6,769)  $       --   $   (6,769)
  Guaranteed withdrawal benefits        Contractholder funds      20,774          n/a         (668)          --         (668)
  Equity-indexed options in life
    product contracts                   Contractholder funds      17,379          n/a         (463)          --         (463)
                                                              ----------   ----------   ----------   ----------   ----------
TOTAL LIABILITY DERIVATIVES                                      125,374           77       (8,040)  $       --   $   (8,040)
                                                              ==========   ==========   ==========   ==========   ==========

TOTAL DERIVATIVES                                             $  152,604          154   $   75,717
                                                              ==========   ==========   ==========

----------
(1)   Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

   The following table provides a summary of the volume and fair value positions of derivative instruments as well as their reporting location in the Statement of Financial Position as of December 31, 2014. None of these derivatives are designated as accounting hedging instruments.

($ IN THOUSANDS)                                                          VOLUME-       FAIR
                                                                         NOTIONAL       VALUE,      GROSS        GROSS
                                              BALANCE SHEET LOCATION      AMOUNT         NET        ASSET      LIABILITY
                                             ------------------------   ----------   ----------   ----------   ----------
ASSET DERIVATIVES
INTEREST RATE CONTRACTS
  Interest rate cap agreements                  Other investments       $   28,600   $      554   $      554   $       --
FOREIGN CURRENCY CONTRACTS
  Foreign currency forwards                     Other investments            7,001           46           46           --
EMBEDDED DERIVATIVE FINANCIAL INSTRUMENTS
  Conversion options                         Fixed income securities            42           --           --           --
OTHER CONTRACTS
  Structured settlement annuity
    reinsurance agreement                          Other assets                 --       84,561       84,561           --
                                                                        ----------   ----------   ----------   ----------
TOTAL ASSET DERIVATIVES                                                 $   35,643   $   85,161   $   85,161   $       --
                                                                        ==========   ==========   ==========   ==========

LIABILITY DERIVATIVES
EMBEDDED DERIVATIVE FINANCIAL INSTRUMENTS
  Guaranteed accumulation benefits             Contractholder funds     $  115,611   $   (5,966)  $       --   $   (5,966)
  Guaranteed withdrawal benefits               Contractholder funds         25,955         (679)          --         (679)
  Equity-indexed options in life product
    contracts                                  Contractholder funds         13,325         (746)          --         (746)
                                                                        ----------   ----------   ----------   ----------
TOTAL LIABILITY DERIVATIVES                                                154,891       (7,391)  $       --   $   (7,391)
                                                                        ==========   ==========   ==========   ==========

TOTAL DERIVATIVES                                                       $  190,534   $   77,770
                                                                        ==========   ==========

   The following table provides gross and net amounts for the Company's OTC derivatives, all of which are subject to enforceable master netting agreements. There were no offset amounts required to net the carrying values as of December 31, 2014.

     ($ IN THOUSANDS)                              OFFSETS
                                             ---------------------
                                                             CASH          NET       SECURITIES
                                              COUNTER-    COLLATERAL    AMOUNT ON    COLLATERAL
                                   GROSS       PARTY      (RECEIVED)     BALANCE     (RECEIVED)     NET
                                  AMOUNT      NETTING      PLEDGED        SHEET        PLEDGED     AMOUNT
                                  -------    ---------    ----------    ----------   ----------   --------
     DECEMBER 31, 2015
     Asset derivatives            $   399    $      (8)   $       --    $      391   $       --   $    391
     Liability derivatives             (8)           8            --            --           --         --

   The following tables present gains and losses from valuation and settlements reported on derivatives not designated as accounting hedging instruments in the Statements of Operations and Comprehensive Income.

     ($ IN THOUSANDS)
                                                                                                                      TOTAL GAIN
                                                               REALIZED                            INTEREST             (LOSS)
                                                               CAPITAL                            CREDITED TO        RECOGNIZED IN
                                                              GAINS AND        CONTRACT         CONTRACTHOLDER       NET INCOME ON
                                                                LOSSES         BENEFITS              FUNDS            DERIVATIVES
                                                             -----------    --------------    ------------------    ---------------
     2015
     Interest rate contracts                                 $      (178)   $           --    $               --    $          (178)
     Equity and index contracts                                       --                --                  (155)              (155)
     Foreign currency contracts                                      427                --                    --                427
     Embedded derivative financial instruments                        --              (792)                  283               (509)
     Other contracts - structured settlement annuity
      reinsurance agreement                                       (5,172)               --                    --             (5,172)
                                                             -----------    --------------    ------------------    ---------------
       Total                                                 $    (4,923)   $         (792)   $              128    $        (5,587)
                                                             ===========    ==============    ==================    ===============

     2014
     Interest rate contracts                                 $      (533)   $           --    $               --    $          (533)
     Foreign currency contracts                                      (48)               --                    --                (48)
     Embedded derivative financial instruments                        --             1,957                  (151)             1,806
     Other contracts - structured settlement annuity
      reinsurance agreement                                       53,305                --                    --             53,305
                                                             -----------    --------------    ------------------    ---------------
       Total                                                 $    52,724    $        1,957    $             (151)   $        54,530
                                                             ===========    ==============    ==================    ===============

     2013
     Interest rate contracts                                 $       431    $           --    $               --    $           431
     Embedded derivative financial instruments                       (83)            8,977                  (297)             8,597
     Other contracts - structured settlement annuity
      reinsurance agreement                                      (10,297)               --                    --            (10,297)
                                                             -----------    --------------    ------------------    ---------------
       Total                                                 $    (9,949)   $        8,977    $             (297)   $        (1,269)
                                                             ===========    ==============    ==================    ===============

   The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements ("MNAs") and obtaining collateral where appropriate. The Company uses MNAs for OTC derivative transactions that permit either party to net payments due for transactions and collateral is either pledged or obtained when certain predetermined exposure limits are exceeded. As of December 31, 2015, the Company did not have any collateral pledged to or from counterparties. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including option contracts, are traded on organized exchanges which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

   Counterparty credit exposure represents the Company's potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the fair value of OTC derivative contracts with a positive fair value at the reporting date reduced by the effect, if any, of legally enforceable master netting agreements.

   The following table summarizes the counterparty credit exposure as of December 31 by counterparty credit rating as it relates to the Company's OTC derivatives.

($ IN THOUSANDS)                           2015                                                       2014
                 --------------------------------------------------------   --------------------------------------------------------
                  NUMBER OF                                   EXPOSURE,      NUMBER OF                                   EXPOSURE,
                   COUNTER-     NOTIONAL       CREDIT          NET OF         COUNTER-     NOTIONAL       CREDIT          NET OF
RATING(1)          PARTIES     AMOUNT (2)   EXPOSURE (2)   COLLATERAL (2)     PARTIES     AMOUNT (2)   EXPOSURE (2)   COLLATERAL (2)
--------------   -----------   ----------   ------------   --------------   -----------   ----------   ------------   --------------
A+                         1   $   11,800   $        197   $          197             1   $   15,200   $        310   $          310
A                          3        9,765            125              125             2        4,500            110              110
BBB+                       2        5,665             69               69             1       10,901            158              158
BBB                       --           --             --               --             1        5,000             22               22
                 -----------   ----------   ------------   --------------   -----------   ----------   ------------   --------------
Total                      6   $   27,230   $        391   $          391             5   $   35,601   $        600   $          600
                 ===========   ==========   ============   ==============   ===========   ==========   ============   ==============

----------
(1)  Rating is the lower of S&P or Moody's ratings.
(2)  Only OTC derivatives with a net positive fair value are included for each counterparty.

   Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company's senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

   Certain of the Company's derivative instruments contain credit-risk-contingent termination events, cross-default provisions and credit support annex agreements. Credit-risk-contingent termination events allow the counterparties to terminate the derivative agreement or a specific trade on certain dates if the Company's financial strength credit ratings by Moody's or S&P fall below a certain level. Credit-risk-contingent cross-default provisions allow the counterparties to terminate the derivative agreement if the Company defaults by pre-determined threshold amounts on certain debt instruments. Credit-risk-contingent credit support annex agreements specify the amount of collateral the Company must post to counterparties based on the Company's financial strength credit ratings by Moody's or S&P, or in the event the Company is no longer rated by either Moody's or S&P. The Company had no derivative instruments with termination, cross-default or collateral credit-risk-contingent features that were in a liability position as of December 31, 2015 or 2014.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

   The contractual amounts of off-balance-sheet financial instruments relating to commitments to invest in limited partnership interests totaled $193.1 million and $190.7 million as of December 31, 2015 and 2014, respectively. The contractual amounts of off-balance-sheet financial instruments relating to commitments to extend mortgage loans totaled $9.0 million as of December 31, 2014. The contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance sheet financial instruments with credit risk.

   Commitments to invest in limited partnership interests represent agreements to acquire new or additional participation in certain limited partnership investments. The Company enters into these agreements in the normal course of business. Because the investments in limited partnerships are not actively traded, it is not practical to estimate the fair value of these commitments.

   Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses.

8. RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS AND CONTRACTHOLDER FUNDS

   As of December 31, the reserve for life-contingent contract benefits consists of the following:

            ($ IN THOUSANDS)                                                2015           2014
                                                                        ------------   ------------
            Immediate fixed annuities:
              Structured settlement annuities                           $  1,807,651   $  2,010,807
              Other immediate fixed annuities                                 59,389         54,834
            Traditional life insurance                                       215,216        201,661
            Accident and health insurance                                     11,207         11,209
            Other                                                              1,853          1,845
                                                                        ------------   ------------
              Total reserve for life-contingent contract benefits       $  2,095,316   $  2,280,356
                                                                        ============   ============

   The following table highlights the key assumptions generally used in calculating the reserve for life-contingent contract benefits.

         PRODUCT                         MORTALITY                   INTEREST RATE            ESTIMATION METHOD
---------------------------    -------------------------------    --------------------    --------------------------
Structured settlement          U.S. population with projected     Interest rate           Present value of
  annuities                    calendar year improvements;        assumptions range       contractually specified
                               mortality rates adjusted for       from 2.9% to 9.0%       future benefits
                               each impaired life based on
                               reduction in life expectancy

Other immediate fixed          1983 individual annuity            Interest rate           Present value of expected
  annuities                    mortality table; Annuity 2000      assumptions range       future benefits based on
                               mortality table with internal      from 0% to 11.5%        historical experience
                               modifications; Annuity 2000
                               mortality table

Traditional life insurance     Actual company experience          Interest rate           Net level premium reserve
                               plus loading                       assumptions range       method using the Company's
                                                                  from 3.0% to 8.0%       withdrawal experience rates;
                                                                                          includes reserves for unpaid
                                                                                          claims

Accident and health            Actual company experience plus     Interest rate           Unearned premium;
  insurance                    loading                            assumptions range       additional contract
                                                                  from 3.5% to 6.0%       reserves for mortality
                                                                                          risk and unpaid claims

Other:                         Annuity 2012 mortality table       Interest rate           Projected benefit ratio
   Variable annuity            with internal modifications        assumptions range       applied to cumulative
     guaranteed minimum                                           from 2.1% to 5.8%       assessments
     death benefits (1)

----------
(1)   In 2006, the Company disposed of its variable annuity business through a reinsurance agreement with The Prudential Insurance
      Company of America, a subsidiary of Prudential Financial, Inc. (collectively "Prudential").

   To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, a premium deficiency reserve is recorded for certain immediate annuities with life contingencies. A liability of $44.4 million and $257.3 million is included in the reserve for life-contingent contract benefits with respect to this deficiency as of December 31, 2015 and 2014, respectively. The offset to this liability is recorded as a reduction of the unrealized net capital gains included in accumulated other comprehensive income.

   As of December 31, contractholder funds consist of the following:

                ($ IN THOUSANDS)                                2015            2014
                                                           -------------   -------------
                Interest-sensitive life insurance          $     724,317   $     718,126
                Investment contracts:
                  Fixed annuities                              2,434,757       2,660,522
                  Other investment contracts                      26,813          23,946
                                                           -------------   -------------
                    Total contractholder funds             $   3,185,887   $   3,402,594
                                                           =============   =============

   The following table highlights the key contract provisions relating to contractholder funds:

               PRODUCT                             INTEREST RATE                  WITHDRAWAL/SURRENDER CHARGES
---------------------------------------    -------------------------------    --------------------------------------
Interest-sensitive life insurance          Interest rates credited range      Either a percentage of account
                                           from 0% to 9.0% for                balance or dollar amount grading off
                                           equity-indexed life (whose         generally over 20 years
                                           returns are indexed to the S&P
                                           500) and 2.7% to 5.1% for all
                                           other products

Fixed annuities                            Interest rates credited range      Either a declining or a level
                                           from 0% to 9.0% for immediate      percentage charge generally over ten
                                           annuities and 1.0% to 5.3% for     years or less.  Additionally,
                                           other fixed annuities              approximately 12.5% of fixed
                                                                              annuities are subject to market value
                                                                              adjustment for discretionary
                                                                              withdrawals

Other investment contracts:                Interest rates used in             Withdrawal and surrender charges are
   Guaranteed minimum                      establishing reserves range        based on the terms of the related
     income, accumulation and              from 1.7% to 10.3%                 interest-sensitive life insurance or
     withdrawal benefits on variable                                          fixed annuity contract
     annuities (1) and secondary
     guarantees on interest-sensitive
     life insurance and fixed
     annuities

----------
(1) In 2006, the Company disposed its variable annuity business through a reinsurance agreement with Prudential.

   Contractholder funds activity for the years ended December 31 is as follows:

           ($ IN THOUSANDS)                               2015             2014             2013
                                                      ------------     ------------     ------------
           Balance, beginning of year                 $  3,402,594     $  3,670,557     $  3,958,440
           Deposits                                        103,041          105,626          109,282
           Interest credited                               108,730          118,957          129,687
           Benefits                                       (137,834)        (145,889)        (152,822)
           Surrenders and partial withdrawals             (211,171)        (279,835)        (284,755)
           Contract charges                                (72,575)         (71,332)         (70,856)
           Net transfers from separate accounts                252              143              153
           Other adjustments                                (7,150)           4,367          (18,572)
                                                      ------------     ------------     ------------
           Balance, end of year                       $  3,185,887     $  3,402,594     $  3,670,557
                                                      ============     ============     ============

   The Company offered various guarantees to variable annuity contractholders. Liabilities for variable contract guarantees related to death benefits are included in the reserve for life-contingent contract benefits and the liabilities related to the income, withdrawal and accumulation benefits are included in contractholder funds. All liabilities for variable contract guarantees are reported on a gross basis on the balance sheet with a corresponding reinsurance recoverable asset.

   Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death, a specified contract anniversary date, partial withdrawal or annuitization, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. The account balances of variable annuities contracts' separate accounts with guarantees included $264.5 million and $322.1 million of equity, fixed income and balanced mutual funds and $36.8 million and $50.6 million of money market mutual funds as of December 31, 2015 and 2014, respectively.

   The table below presents information regarding the Company's variable annuity contracts with guarantees. The Company's variable annuity contracts may offer more than one type of guarantee in each contract; therefore, the sum of amounts listed exceeds the total account balances of variable annuity contracts' separate accounts with guarantees.

   ($ IN MILLIONS)                                                                               DECEMBER 31,
                                                                                         --------------------------
                                                                                             2015         2014
                                                                                         ------------  ------------
   IN THE EVENT OF DEATH
     Separate account value                                                              $      301.3  $      372.7
     Net amount at risk (1)                                                              $       15.3  $       10.1
     Average attained age of contractholders                                                 66 years      65 years

   AT ANNUITIZATION (INCLUDES INCOME BENEFIT GUARANTEES)
     Separate account value                                                              $       22.9  $       26.2
     Net amount at risk (2)                                                              $        2.5  $        1.9
     Weighted average waiting period until annuitization options available                       None          None

   FOR CUMULATIVE PERIODIC WITHDRAWALS
     Separate account value                                                              $       19.6  $       24.9
     Net amount at risk (3)                                                              $        0.3  $        0.2

   ACCUMULATION AT SPECIFIED DATES
     Separate account value                                                              $       83.4  $      112.8
     Net amount at risk (4)                                                              $        2.4  $        1.7
     Weighted average waiting period until guarantee date                                     3 years       3 years

----------
   (1) Defined as the estimated current guaranteed minimum death benefit in excess of the current account balance as of the balance sheet date.
   (2) Defined as the estimated present value of the guaranteed minimum annuity payments in excess of the current account balance.
   (3) Defined as the estimated current guaranteed minimum withdrawal balance (initial deposit) in excess of the current account balance as of the balance sheet date.
   (4) Defined as the estimated present value of the guaranteed minimum accumulation balance in excess of the current account balance.

   The liability for death and income benefit guarantees is equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract excess guarantee benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract excess guarantee benefits divided by the present value of all expected contract charges. The establishment of reserves for these guarantees requires the projection of future fund values, mortality, persistency and customer benefit utilization rates. These assumptions are periodically reviewed and updated. For guarantees related to death benefits, benefits represent the projected excess guaranteed minimum death benefit payments. For guarantees related to income benefits, benefits represent the present value of the minimum guaranteed annuitization benefits in excess of the projected account balance at the time of annuitization.

   Projected benefits and contract charges used in determining the liability for certain guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based on factors such as the extent of benefit to the potential annuitant, eligibility conditions and the annuitant's attained age. The liability for guarantees is re-evaluated periodically, and adjustments are made to the liability balance through a charge or credit to contract benefits.

   Guarantees related to withdrawal and accumulation benefits are considered to be derivative financial instruments; therefore, the liability for these benefits is established based on its fair value.

     The following table summarizes the liabilities for guarantees:

($ IN THOUSANDS)                        LIABILITY FOR                         LIABILITY FOR
                                          GUARANTEES        LIABILITY FOR      GUARANTEES
                                       RELATED TO DEATH      GUARANTEES        RELATED TO
                                         BENEFITS AND        RELATED TO       ACCUMULATION
                                      INTEREST-SENSITIVE       INCOME        AND WITHDRAWAL
                                        LIFE PRODUCTS         BENEFITS          BENEFITS        TOTAL
                                      ------------------   --------------   ----------------  -----------
Balance, December 31, 2014 (1)        $           16,853   $        2,175   $          6,645  $    25,673
  Less reinsurance recoverables                    1,725            2,171              6,645       10,541
                                      ------------------   --------------   ----------------  -----------
Net balance as of December 31, 2014               15,128                4                 --       15,132
Incurred guarantee benefits                        2,669               --                 --        2,669
Paid guarantee benefits                               --               --                 --           --
                                      ------------------   --------------   ----------------  -----------
  Net change                                       2,669               --                 --        2,669
Net balance as of December 31, 2015               17,797                4                 --       17,801
  Plus reinsurance recoverables                    1,735            1,575              7,437       10,747
                                      ------------------   --------------   ----------------  -----------
Balance, December 31, 2015 (2)        $           19,532   $        1,579   $          7,437  $    28,548
                                      ==================   ==============   ================  ===========

Balance, December 31, 2013 (3)        $           11,619   $        2,341   $          8,602  $    22,562
  Less reinsurance recoverables                    1,680            2,333              8,602       12,615
                                      ------------------   --------------   ----------------  -----------
Net balance as of December 31, 2013                9,939                8                 --        9,947
Incurred guarantee benefits                        5,189               (4)                --        5,185
Paid guarantee benefits                               --               --                 --           --
                                      ------------------   --------------   ----------------  -----------
  Net change                                       5,189               (4)                --        5,185
Net balance as of December 31, 2014               15,128                4                 --       15,132
  Plus reinsurance recoverables                    1,725            2,171              6,645       10,541
                                      ------------------   --------------   ----------------  -----------
Balance, December 31, 2014 (1)        $           16,853   $        2,175   $          6,645  $    25,673
                                      ==================   ==============   ================  ===========

----------
(1) Included in the total liability balance as of December 31, 2014 are reserves for variable annuity death benefits of $1.7 million, variable annuity income benefits of $2.2 million, variable annuity accumulation benefits of $6.0 million, variable annuity withdrawal benefits of $0.7 million and other guarantees of $15.1 million.
(2) Included in the total liability balance as of December 31, 2015 are reserves for variable annuity death benefits of $1.7 million, variable annuity income benefits of $1.6 million, variable annuity accumulation benefits of $6.8 million, variable annuity withdrawal benefits of $0.7 million and other guarantees of $17.8 million.
(3) Included in the total liability balance as of December 31, 2013 are reserves for variable annuity death benefits of $1.7 million, variable annuity income benefits of $2.3 million, variable annuity accumulation benefits of $7.9 million, variable annuity withdrawal benefits of $0.7 million and other guarantees of $10.0 million.

9.  REINSURANCE

   The Company reinsures certain of its risks to unaffiliated reinsurers and ALIC under yearly renewable term, coinsurance and modified coinsurance agreements. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance is similar to coinsurance, except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies.

   As of December 31, 2015 and 2014, for certain term life insurance policies, the Company ceded up to 90% of the mortality risk depending on the year of policy issuance. Further, the Company cedes the mortality risk associated with coverage in excess of $2 million per life to ALIC. Prior to July 1, 2013, the Company ceded mortality risk in excess of $250 thousand per life to ALIC.

   In addition, the Company has used reinsurance to effect the disposition of certain blocks of business. The Company had reinsurance recoverables of $185.4 million and $189.9 million as of December 31, 2015 and 2014, respectively, due from Prudential related to the disposal of its variable annuity business that was effected through reinsurance agreements. In 2015, premiums and contract charges of $7.1 million, contract benefits of $1.4 million, interest credited to contractholder funds of $4.5 million, and operating costs and expenses of $1.1 million were ceded to Prudential. In 2014, premiums and contract charges of $8.2 million, contract benefits of $1.4 million, interest credited to contractholder funds of $5.2 million, and operating costs and expenses of $1.3 million were ceded to Prudential. In 2013, premiums and contract charges of $9.0 million, contract benefits of $11.0 million, interest credited to contractholder funds of $5.5 million, and operating costs and expenses of $1.5 million were ceded to Prudential. In addition, as of December 31, 2015 and 2014 the Company had reinsurance recoverables of $114 thousand and $22 thousand, respectively, due from a subsidiary of Citigroup (Triton Insurance Company) in connection with the disposition of the direct response distribution business in 2003.

   As of December 31, 2015, the gross life insurance in force was $40.61 billion of which $572.7 million and $9.01 billion was ceded to affiliated and unaffiliated reinsurers, respectively.

   The effects of reinsurance on premiums and contract charges for the years ended December 31 are as follows:

($ IN THOUSANDS)                                                       2015             2014             2013
                                                                   -------------   --------------   --------------
Direct                                                             $     158,836   $      155,439   $      155,193
Assumed - non-affiliate                                                      741              830              835
Ceded
  Affiliate                                                               (1,379)          (2,238)          (3,961)
  Non-affiliate                                                          (20,032)         (21,515)         (23,140)
                                                                   -------------   --------------   --------------
    Premiums and contract charges, net of reinsurance              $     138,166   $      132,516   $      128,927
                                                                   =============   ==============   ==============

   The effects of reinsurance on contract benefits for the years ended December 31 are as follows:

($ IN THOUSANDS)                                                       2015             2014             2013
                                                                   -------------   --------------   --------------
Direct                                                             $     226,424   $      227,796   $      213,437
Assumed - non-affiliate                                                    1,088              381            1,008
Ceded
  Affiliate                                                               (7,998)          (8,363)          (6,440)
  Non-affiliate                                                          (15,920)          (6,535)          (4,288)
                                                                   -------------   --------------   --------------
    Contract benefits, net of reinsurance                          $     203,594   $      213,279   $      203,717
                                                                   =============   ==============   ==============

   The effects of reinsurance on interest credited to contractholder funds for the years ended December 31 are as follows:

($ IN THOUSANDS)                                                       2015             2014             2013
                                                                   -------------   --------------   --------------
Direct                                                             $     113,166   $      123,747   $      135,354
Assumed - non-affiliate                                                       16               15               25
Ceded
  Non-affiliate                                                           (4,545)          (5,158)          (5,468)
                                                                   -------------   --------------   --------------
    Interest credited to contractholder funds, net of reinsurance  $     108,637   $      118,604   $      129,911
                                                                   =============   ==============   ==============

   In addition to amounts included in the table above are reinsurance premiums ceded to ALIC of $3.4 million, $3.4 million and $3.5 million in 2015, 2014 and 2013, respectively, under the terms of the structured settlement annuity reinsurance agreement (see Note 4).

10. DEFERRED POLICY ACQUISITION AND SALES INDUCEMENT COSTS

   Deferred policy acquisition costs for the years ended December 31 are as follows:

($ IN THOUSANDS)                                           2015             2014             2013
                                                       -------------   --------------   --------------
Balance, beginning of year                             $     135,282   $      129,836   $      130,201
Acquisition costs deferred                                    15,611           17,240           19,553
Amortization charged to income                               (16,603)         (13,213)         (29,783)
Effect of unrealized gains and losses                          6,899            1,419            9,865
                                                       -------------   --------------   --------------
Balance, end of year                                   $     141,189   $      135,282   $      129,836
                                                       =============   ==============   ==============

   DSI activity, which primarily relates to fixed annuities and interest-sensitive life contracts, for the years ended December 31 was as follows:

($ IN THOUSANDS)                                           2015             2014             2013
                                                       -------------   --------------   --------------
Balance, beginning of year                             $       2,059   $        1,737   $        1,717
Sales inducements deferred                                       285              242              381
Amortization charged to income                                  (192)             112             (604)
Effect of unrealized gains and losses                            197              (32)             243
                                                       -------------   --------------   --------------
Balance, end of year                                   $       2,349   $        2,059   $        1,737
                                                       =============   ==============   ==============

11.  GUARANTEES AND CONTINGENT LIABILITIES

GUARANTY FUNDS

   Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company's policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile's statutory definition of insolvency and the amount of the loss is reasonably estimable. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. As of December 31, 2015 and 2014, the liability balance included in other liabilities and accrued expenses was $750 thousand and $742 thousand, respectively. The related premium tax offsets included in other assets were $3.6 million as of both December 31, 2015 and 2014.

GUARANTEES

   Related to the disposal through reinsurance of our variable annuity business to Prudential in 2006, the Company, ALIC and the Corporation have agreed to indemnify Prudential for certain pre-closing contingent liabilities (including extra-contractual liabilities of the Company and liabilities specifically excluded from the transaction) that the Company and ALIC have agreed to retain. In addition, the Company, ALIC and the Corporation will each indemnify Prudential for certain post-closing liabilities that may arise from the acts of the Company and ALIC and their agents, including certain liabilities arising from the Company's and ALIC's provision of transition services. The reinsurance agreements contain no limitations or indemnifications with regard to insurance risk transfer, and transferred all of the future risks and responsibilities for performance on the underlying variable annuity contracts to Prudential, including those related to benefit guarantees. Management does not believe this agreement will have a material effect on results of operations, cash flows or financial position of the Company.

   In the normal course of business, the Company provides standard indemnifications to contractual counterparties in connection with numerous transactions, including acquisitions and divestitures. The types of indemnifications typically provided include indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

   The aggregate liability balance related to all guarantees was not material as of December 31, 2015.

REGULATION AND COMPLIANCE

   The Company is subject to extensive laws, regulations and regulatory actions. From time to time, regulatory authorities or legislative bodies seek to impose additional regulations regarding agent and broker compensation, regulate the nature of and amount of investments, impose fines and penalties for unintended errors or mistakes, and otherwise expand overall regulation of insurance products and the insurance industry. In addition, the Company is subject to laws and regulations administered and enforced by federal agencies and other organizations, including but not limited to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and the U.S. Department of Justice. The Company has established procedures and policies to facilitate compliance with laws and regulations, to foster prudent business operations, and to support financial reporting. The Company routinely reviews its practices to validate compliance with laws and regulations and with internal procedures and policies. As a result of these reviews, from time to time the Company may decide to modify some of its procedures and policies. Such modifications, and the reviews that led to them, may be accompanied by payments being made and costs being incurred. The ultimate changes and eventual effects of these actions on the Company's business, if any, are uncertain.

12. INCOME TAXES

   The Company joins with the Corporation and its other subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Company pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

   The Internal Revenue Service ("IRS") is currently examining the Allstate Group's 2013 and 2014 federal income tax returns. The IRS completed the audit of the Allstate Group's 2011 and 2012 federal income tax returns and issued a final Revenue Agent's Report on June 10, 2015. The Allstate Group's tax years prior to 2011 have been examined by the IRS and the statute of limitations has expired on those years. Any adjustments that may result from IRS examinations of the Allstate Group's tax returns are not expected to have a material effect on the results of operations, cash flows or financial position of the Company.

   The Company had no liability for unrecognized tax benefits as of December 31, 2015, 2014 or 2013, and believes it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties.

   The components of the deferred income tax assets and liabilities as of December 31 are as follows:

              ($ IN THOUSANDS)                                            2015           2014
                                                                      -----------    -----------
              DEFERRED ASSETS
              Unrealized foreign currency translation adjustments     $       991    $       359
              Accrued liabilities                                              41             41
              Other assets                                                      8            115
                                                                      -----------    -----------
               Total deferred assets                                        1,040            515
                                                                      -----------    -----------
              DEFERRED LIABILITIES
              Unrealized net capital gains                                (84,963)       (91,691)
              Difference in tax bases of investments                      (63,767)       (64,725)
              Life and annuity reserves                                   (36,021)       (25,871)
              DAC                                                         (29,090)       (28,375)
              Other liabilities                                            (2,703)        (2,802)
                                                                      -----------    -----------
               Total deferred liabilities                                (216,544)      (213,464)
                                                                      -----------    -----------
                Net deferred liability                                $  (215,504)   $  (212,949)
                                                                      ===========    ===========

   Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the Company's assessment that the deductions ultimately recognized for tax purposes will be fully utilized.

   The components of income tax expense for the years ended December 31 are as follows:

          ($ IN THOUSANDS)                          2015              2014             2013
                                                ------------      ------------      -----------
          Current                               $     31,062      $     38,729      $     6,463
          Deferred                                     9,915            30,260           15,998
                                                ------------      ------------      -----------
           Total income tax expense             $     40,977      $     68,989      $    22,461
                                                ============      ============      ===========

   The Company paid income taxes of $53.3 million, $21.1 million and $11.7 million in 2015, 2014 and 2013, respectively.

   A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the years ended December 31 is as follows:

                                                    2015               2014              2013
                                                ------------      -------------     -------------
      Statutory federal income tax rate                 35.0%              35.0%             35.0%
      State income taxes                                 1.5                0.8               2.3
      Other                                             (0.7)              (0.4)             (1.5)
                                                ------------      -------------     -------------
       Effective income tax rate                        35.8%              35.4%             35.8%
                                                ============      =============     =============

13.  STATUTORY FINANCIAL INFORMATION AND DIVIDEND LIMITATIONS

   The Company prepares its statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the State of New York. Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

   The State of New York requires insurance companies domiciled in its state to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the State of New York Insurance Superintendent. Statutory accounting practices differ from GAAP primarily since they require charging policy acquisition and certain sales inducement costs to expense as incurred, establishing life insurance reserves based on different actuarial assumptions, and valuing certain investments and establishing deferred taxes on a different basis.

   Statutory net (loss) income was $(63.9) million, $31.3 million and $25.9 million in 2015, 2014 and 2013, respectively. Statutory capital and surplus was $507.6 million and $562.1 million as of December 31, 2015 and 2014, respectively.

DIVIDEND LIMITATIONS

   The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements and other relevant factors. The payment of shareholder dividends by the Company without the prior approval of the New York Department of Financial Services ("NYDFS") is limited to formula amounts based on capital and surplus and net gain from operations excluding realized capital gains and losses, determined in conformity with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. During 2016, the Company will not be able to pay dividends without prior NYDFS approval. Any dividend must be paid out of unassigned surplus excluding unrealized appreciation from investments, which totaled $341.6 million as of December 31, 2015, and cannot result in capital and surplus being less than the minimum amount required by law.

   Under state insurance laws, insurance companies are required to maintain paid up capital of not less than the minimum capital requirement applicable to the types of insurance they are authorized to write. Insurance companies are also subject to risk-based capital ("RBC") requirements adopted by state insurance regulators. A company's "authorized control level RBC" is calculated using various factors applied to certain financial balances and activity. Companies that do not maintain adjusted statutory capital and surplus at a level in excess of the company action level RBC, which is two times authorized control level RBC, are required to take specified actions. Company action level RBC is significantly in excess of the minimum capital requirements. Total adjusted statutory capital and surplus and authorized control level RBC of the Company were $602.3 million and $71.7 million, respectively, as of December 31, 2015.

14. BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT PLANS

   Defined benefit pension plans, sponsored by the Corporation, cover most full-time employees, certain part-time employees and employee-agents. Benefits under the pension plans are based upon the employee's length of service and eligible annual compensation. The cost allocated to the Company for the pension plans was $804 thousand, $832 thousand and $5.3 million in 2015, 2014 and 2013, respectively.

   The Corporation has reserved the right to modify or terminate its benefit plans at any time and for any reason.

ALLSTATE 401(K) SAVINGS PLAN

   Employees of AIC are eligible to become members of the Allstate 401(k) Savings Plan ("Allstate Plan"). The Corporation's contributions are based on the Corporation's matching obligation and certain performance measures. The cost allocated to the Company for the Allstate Plan was $811 thousand, $998 thousand and $773 thousand in 2015, 2014 and 2013, respectively.

15. OTHER COMPREHENSIVE INCOME

   The components of other comprehensive (loss) income on a pre-tax and after-tax basis for the years ended December 31 are as follows:

          ($ IN THOUSANDS)                                                                                   2015
                                                                                           ----------------------------------------
                                                                                             PRE-TAX          TAX        AFTER-TAX
                                                                                           -----------    -----------   -----------
          Unrealized net holding gains arising during the period, net of related offsets   $    13,084    $    (4,580)  $     8,504
          Less: reclassification adjustment of realized capital gains and losses                32,308        (11,308)       21,000
                                                                                           -----------    -----------   -----------
          Unrealized net capital gains and losses                                              (19,224)         6,728       (12,496)
          Unrealized foreign currency translation adjustments                                   (1,803)           631        (1,172)
                                                                                           -----------    -----------   -----------
          Other comprehensive loss                                                         $   (21,027)   $     7,359   $   (13,668)
                                                                                           ===========    ===========   ===========

                                                                                                             2014
                                                                                           ----------------------------------------
                                                                                             PRE-TAX          TAX        AFTER-TAX
                                                                                           -----------    -----------   -----------
          Unrealized net holding gains arising during the period, net of related offsets   $    92,340    $   (32,319)  $    60,021
          Less: reclassification adjustment of realized capital gains and losses                64,197        (22,469)       41,728
                                                                                           -----------    -----------   -----------
          Unrealized net capital gains and losses                                               28,143         (9,850)       18,293
          Unrealized foreign currency translation adjustments                                   (1,436)           502          (934)
                                                                                           -----------    -----------   -----------
          Other comprehensive income                                                       $    26,707    $    (9,348)  $    17,359
                                                                                           ===========    ===========   ===========


                                                                                                             2013
                                                                                           ----------------------------------------
                                                                                             PRE-TAX          TAX        AFTER-TAX
                                                                                           -----------    -----------   -----------
          Unrealized net holding losses arising during the period, net of related offsets   $  (112,511)  $    39,379   $   (73,132)
          Less: reclassification adjustment of realized capital gains and losses                 27,975        (9,791)       18,184
                                                                                            -----------   -----------   -----------
          Unrealized net capital gains and losses                                              (140,486)       49,170       (91,316)
          Unrealized foreign currency translation adjustments                                     1,312          (459)          853
                                                                                            -----------   -----------   -----------
          Other comprehensive loss                                                          $  (139,174)  $    48,711   $   (90,463)
                                                                                            ===========   ===========   ===========

                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                      SCHEDULE I - SUMMARY OF INVESTMENTS
                   OTHER THAN INVESTMENTS IN RELATED PARTIES
                               DECEMBER 31, 2015

($ IN THOUSANDS)                                                                                             AMOUNT AT
                                                                                                              WHICH
                                                                              COST/                          SHOWN IN
                                                                            AMORTIZED         FAIR          THE BALANCE
                                                                              COST            VALUE            SHEET
                                                                         --------------   --------------   --------------
TYPE OF INVESTMENT
Fixed maturities:
   Bonds:
      United States government, government agencies and authorities      $      142,923   $      166,697   $      166,697
      States, municipalities and political subdivisions                         624,806          726,571          726,571
      Foreign governments                                                       191,388          216,751          216,751
      Public utilities                                                          608,884          672,790          672,790
      All other corporate bonds                                               2,884,089        2,960,666        2,960,666
   Residential mortgage-backed securities                                        55,036           57,709           57,709
   Commercial mortgage-backed securities                                         86,704           87,210           87,210
   Asset-backed securities                                                       92,434           92,620           92,620
   Redeemable preferred stocks                                                    8,887           10,189           10,189
                                                                         --------------   --------------   --------------
      Total fixed maturities                                                  4,695,151   $    4,991,203        4,991,203
                                                                                          ==============


Equity securities:
   Common stocks:
        Public utilities                                                          6,211   $        5,765            5,765
        Banks, trusts and insurance companies                                    40,824           39,861           39,861
        Industrial, miscellaneous and all other                                 156,644          155,309          155,309
   Nonredeemable preferred stocks                                                 5,443            4,887            4,887
                                                                         --------------   --------------   --------------
        Total equity securities                                                 209,122   $      205,822          205,822
                                                                                          ==============

Mortgage loans on real estate (none acquired in satisfaction of debt)           614,184   $      634,950          614,184
                                                                                          ==============
Policy loans                                                                     40,462                            40,462
Derivative instruments                                                              983   $          983              983
                                                                                          ==============
Limited partnership interests                                                   281,115                           281,115
Short-term investments                                                          108,277   $      108,279          108,279
                                                                         --------------   ==============   --------------
        Total investments                                                $    5,949,294                    $    6,242,048
                                                                         ==============                    ===============

                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           SCHEDULE IV - REINSURANCE

($ IN THOUSANDS)                                                                                                   PERCENTAGE
                                                                 CEDED TO           ASSUMED                        OF AMOUNT
                                                GROSS              OTHER          FROM OTHER         NET            ASSUMED
                                                AMOUNT         COMPANIES (1)       COMPANIES        AMOUNT          TO NET
                                             -------------    ----------------   -------------   -------------   -------------
YEAR ENDED DECEMBER 31, 2015
Life insurance in force                      $  40,103,353    $      9,581,863   $     511,360   $  31,032,850             1.6%
                                             =============    ================   =============   =============

Premiums and contract charges:
   Life insurance                            $     142,994    $         20,251   $         741   $     123,484             0.6%
   Accident and health insurance                    15,842               1,160              --          14,682              --%
                                             -------------    ----------------   -------------   -------------
   Total premiums and contract charges       $     158,836    $         21,411   $         741   $     138,166             0.5%
                                             =============    ================   =============   =============

YEAR ENDED DECEMBER 31, 2014
Life insurance in force                      $  38,743,278    $      9,927,519   $     550,942   $  29,366,701             1.9%
                                             =============    ================   =============   =============

Premiums and contract charges:
   Life insurance                            $     139,430    $         22,352   $         830   $     117,908             0.7%
   Accident and health insurance                    16,009               1,401              --          14,608              --%
                                             -------------    ----------------   -------------   -------------
   Total premiums and contract charges       $     155,439    $         23,753   $         830   $     132,516             0.6%
                                             =============    ================   =============   =============

YEAR ENDED DECEMBER 31, 2013
Life insurance in force                      $  37,835,153    $     10,303,425   $     578,980   $  28,110,708             2.1%
                                             =============    ================   =============   =============

Premiums and contract charges:
   Life insurance                            $     140,834    $         25,564   $         835   $     116,105             0.7%
   Accident and health insurance                    14,359               1,537              --          12,822              --%
                                             -------------    ----------------   -------------   -------------
   Total premiums and contract charges       $     155,193    $         27,101   $         835   $     128,927             0.6%
                                             =============    ================   =============   =============

----------
(1) No reinsurance or coinsurance income was netted against premiums ceded in 2015, 2014 or 2013.

                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
           SCHEDULE V - VALUATION ALLOWANCES AND QUALIFYING ACCOUNTS

($ IN THOUSANDS)                                                            ADDITIONS
                                                                   -----------------------------
                                                   BALANCE AS OF     CHARGED TO                                   BALANCE AS OF
                                                     BEGINNING        COSTS AND        OTHER                         END OF
DESCRIPTION                                          OF PERIOD        EXPENSES       ADDITIONS      DEDUCTIONS       PERIOD
-----------                                        --------------  --------------   ------------  --------------  --------------
YEAR ENDED DECEMBER 31, 2015
Allowance for estimated losses on mortgage loans   $           --  $           --   $         --  $           --  $           --

YEAR ENDED DECEMBER 31, 2014
Allowance for estimated losses on mortgage loans   $        1,832  $       (1,110)  $         --  $          722  $           --

YEAR ENDED DECEMBER 31, 2013
Allowance for estimated losses on mortgage loans   $           --  $        1,832   $         --  $           --  $        1,832

        ------------------------------------------------------------------------
        ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
        FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policyholders of
Allstate Life of New York Variable Life Separate Account A and Board of Directors of
Allstate Life Insurance Company of New York:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Life of New York Variable Life Separate Account A (the Account) as of December 31, 2015, and the related statements of operations for the year or period then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights in Note 7 for each of the periods presented. These financial statements and financial highlights are the responsibility of the Accounts management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Accounts internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2015, by correspondence with the Accounts fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Life of New York Variable Life Separate Account A as of December 31, 2015, the results of their operations for the year or period then ended, the changes in their net assets, and the financial highlights in Note 7 for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Chicago, Illinois
April 4, 2016

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                      Deutsche
                                                                                                                     Investments
                                                                                                                      Variable
                        AllianceBernstein AllianceBernstein AllianceBernstein AllianceBernstein AllianceBernstein     Insurance
                              Fund              Fund              Fund              Fund              Fund              Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                               VPS               VPS               VPS               VPS               VPS            Deutsche
                             Growth         International     International       Small Cap       Small/Mid Cap      Equity 500
                               and             Growth             Value            Growth             Value           Index VIP
                         Income Class A        Class A           Class A           Class A           Class A           Class A
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments, at fair
  value                 $          13,409 $          19,369 $          15,274 $          19,527 $           1,800 $         148,997
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total assets        $          13,409 $          19,369 $          15,274 $          19,527 $           1,800 $         148,997
                        ================= ================= ================= ================= ================= =================
NET ASSETS
Accumulation units      $          13,409 $          19,369 $          15,274 $          19,527 $           1,800 $         148,997
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total net assets    $          13,409 $          19,369 $          15,274 $          19,527 $           1,800 $         148,997
                        ================= ================= ================= ================= ================= =================
FUND SHARE INFORMATION
Number of shares                      445             1,040             1,130             1,128               104             7,680
                        ================= ================= ================= ================= ================= =================
Cost of investments     $          10,354 $          18,255 $          15,557 $          21,102 $           2,045 $         112,541
                        ================= ================= ================= ================= ================= =================
ACCUMULATION UNIT
  VALUE (1)
    Lowest              $           16.54 $            8.88 $            7.42 $           20.06 $           17.60 $           31.05
                        ================= ================= ================= ================= ================= =================
    Highest             $           16.54 $            8.88 $            7.42 $           20.06 $           17.60 $           31.05
                        ================= ================= ================= ================= ================= =================

(1)   The high and low accumulation unit value ("AUV") are reported at the same amount when there is only one policy offered for investment in the Sub-Account. Otherwise, when more than one policy is available for investment, a high and low AUV is reported.

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                            Deutsche
                           Investments                          Fidelity          Fidelity          Fidelity          Fidelity
                            Variable          Deutsche          Variable          Variable          Variable          Variable
                            Insurance         Variable          Insurance         Insurance         Insurance         Insurance
                              Trust           Series II       Products Fund     Products Fund     Products Fund     Products Fund
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                            Deutsche          Deutsche
                            Small Cap       Global Income                                             VIP
                            Index VIP        Builder VIP        VIP Asset            VIP            Emerging             VIP
                             Class A           Class A           Manager         Contrafund          Markets        Equity-Income
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments, at fair
  value                 $          57,756 $          63,618 $          74,867 $         745,161 $           5,189 $         633,128
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total assets        $          57,756 $          63,618 $          74,867 $         745,161 $           5,189 $         633,128
                        ================= ================= ================= ================= ================= =================
NET ASSETS
Accumulation units      $          57,756 $          63,618 $          74,867 $         745,161 $           5,189 $         633,128
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total net assets    $          57,756 $          63,618 $          74,867 $         745,161 $           5,189 $         633,128
                        ================= ================= ================= ================= ================= =================
FUND SHARE INFORMATION
Number of shares                    3,805             2,774             4,750            21,968               637            30,945
                        ================= ================= ================= ================= ================= =================
Cost of investments     $          49,473 $          61,803 $          71,254 $         569,182 $           5,679 $         646,308
                        ================= ================= ================= ================= ================= =================
ACCUMULATION UNIT VALUE
    Lowest              $           35.96 $           16.38 $           23.00 $           16.17 $            9.79 $           13.98
                        ================= ================= ================= ================= ================= =================
    Highest             $           35.96 $           16.38 $           23.00 $           37.17 $            9.79 $           25.34
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                            Fidelity          Fidelity          Fidelity          Fidelity          Fidelity          Fidelity
                            Variable          Variable          Variable          Variable          Variable          Variable
                            Insurance         Insurance         Insurance         Insurance         Insurance         Insurance
                          Products Fund     Products Fund     Products Fund     Products Fund     Products Fund     Products Fund
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                                VIP               VIP                                  VIP               VIP
                                               Growth             High               VIP           Index 500 -       Investment
                           VIP Growth         & Income           Income           Index 500       Service Class      Grade Bond
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments, at fair
  value                 $         739,218 $          25,983 $          12,790 $         774,149 $         150,873 $         281,845
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total assets        $         739,218 $          25,983 $          12,790 $         774,149 $         150,873 $         281,845
                        ================= ================= ================= ================= ================= =================
NET ASSETS
Accumulation units      $         739,218 $          25,983 $          12,790 $         774,149 $         150,873 $         281,845
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total net assets    $         739,218 $          25,983 $          12,790 $         774,149 $         150,873 $         281,845
                        ================= ================= ================= ================= ================= =================
FUND SHARE INFORMATION
Number of shares                   11,243             1,376             2,584             3,750               733            22,785
                        ================= ================= ================= ================= ================= =================
Cost of investments     $         434,404 $          22,675 $          14,707 $         594,826 $         119,251 $         290,908
                        ================= ================= ================= ================= ================= =================
ACCUMULATION UNIT VALUE
    Lowest              $           17.06 $           15.46 $           14.89 $           25.58 $           16.97 $           14.06
                        ================= ================= ================= ================= ================= =================
    Highest             $           25.50 $           15.46 $           14.89 $           25.58 $           16.97 $           17.10
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                            Fidelity          Fidelity          Fidelity          Fidelity          Fidelity
                            Variable          Variable          Variable          Variable          Variable          Franklin
                            Insurance         Insurance         Insurance         Insurance         Insurance         Templeton
                          Products Fund     Products Fund     Products Fund     Products Fund     Products Fund      Investments
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                                                                                                      Franklin
                               VIP              VIP                                 VIP                VIP           High Income
                               Mid             Money              VIP               Real              Value              VIP
                               Cap             Market           Overseas           Estate          Strategies       Fund Class 1
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments, at fair
  value                 $          34,503 $         305,121 $         227,681 $          18,134 $           5,740 $          10,326
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total assets        $          34,503 $         305,121 $         227,681 $          18,134 $           5,740 $          10,326
                        ================= ================= ================= ================= ================= =================
NET ASSETS
Accumulation units      $          34,503 $         305,121 $         227,681 $          18,134 $           5,740 $          10,326
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total net assets    $          34,503 $         305,121 $         227,681 $          18,134 $           5,740 $          10,326
                        ================= ================= ================= ================= ================= =================
FUND SHARE INFORMATION
Number of shares                    1,057           305,121            11,933               925               395             1,834
                        ================= ================= ================= ================= ================= =================
Cost of investments     $          35,370 $         305,121 $         207,335 $          15,800 $           4,964 $          12,114
                        ================= ================= ================= ================= ================= =================
ACCUMULATION UNIT VALUE
    Lowest              $           16.78 $           10.31 $           20.53 $           16.92 $           16.17 $           14.69
                        ================= ================= ================= ================= ================= =================
    Highest             $           16.78 $           14.65 $           20.53 $           16.92 $           16.17 $           14.69
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                            Franklin          Franklin          Franklin          Franklin          Franklin          Franklin
                            Templeton         Templeton         Templeton         Templeton         Templeton         Templeton
                           Investments       Investments       Investments       Investments       Investments       Investments
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                            Franklin       Franklin Mutual      Franklin          Franklin          Franklin          Franklin
                             Income            Global            Mutual             Small           Small-Mid         Strategic
                               VIP            Discovery          Shares           Cap Value        Cap Growth          Income
                          Fund Class 1    VIP Fund Class 1  VIP Fund Class 1  VIP Fund Class 1  VIP Fund Class 1  VIP Fund Class 1
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments, at fair
  value                 $          13,088 $           2,429 $           3,818 $          33,269 $          12,842 $           6,479
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total assets        $          13,088 $           2,429 $           3,818 $          33,269 $          12,842 $           6,479
                        ================= ================= ================= ================= ================= =================
NET ASSETS
Accumulation units      $          13,088 $           2,429 $           3,818 $          33,269 $          12,842 $           6,479
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total net assets    $          13,088 $           2,429 $           3,818 $          33,269 $          12,842 $           6,479
                        ================= ================= ================= ================= ================= =================
FUND SHARE INFORMATION
Number of shares                      894               122               196             1,836               673               614
                        ================= ================= ================= ================= ================= =================
Cost of investments     $          14,163 $           2,648 $           3,637 $          34,602 $          14,799 $           7,413
                        ================= ================= ================= ================= ================= =================
ACCUMULATION UNIT VALUE
    Lowest              $           13.87 $           15.03 $           13.98 $           16.02 $           17.33 $           14.41
                        ================= ================= ================= ================= ================= =================
    Highest             $           13.87 $           15.03 $           13.98 $           16.02 $           17.33 $           14.41
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                            Franklin          Franklin
                            Templeton         Templeton         Ibbotson          Ibbotson          Ibbotson          Ibbotson
                           Investments       Investments          Fund              Fund              Fund              Fund
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                            Franklin          Templeton        Aggressive         Balanced        Conservative         Growth
                         U.S. Government       Global            Growth              ETF               ETF               ETF
                           Securities           Bond            ETF Asset           Asset             Asset             Asset
                        VIP Fund Class 1  VIP Fund Class 1     Allocation        Allocation        Allocation        Allocation
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments, at fair
  value                 $          15,823 $          22,342 $         154,749 $         251,186 $          40,252 $         284,563
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total assets        $          15,823 $          22,342 $         154,749 $         251,186 $          40,252 $         284,563
                        ================= ================= ================= ================= ================= =================
NET ASSETS
Accumulation units      $          15,823 $          22,342 $         154,749 $         251,186 $          40,252 $         284,563
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total net assets    $          15,823 $          22,342 $         154,749 $         251,186 $          40,252 $         284,563
                        ================= ================= ================= ================= ================= =================
FUND SHARE INFORMATION
Number of shares                    1,242             1,367            13,904            23,608             3,755            26,644
                        ================= ================= ================= ================= ================= =================
Cost of investments     $          16,672 $          25,515 $         150,122 $         254,855 $          42,422 $         271,648
                        ================= ================= ================= ================= ================= =================
ACCUMULATION UNIT VALUE
    Lowest              $           12.70 $           15.79 $           12.73 $           13.06 $           12.36 $           13.02
                        ================= ================= ================= ================= ================= =================
    Highest             $           12.70 $           15.79 $           12.73 $           17.22 $           12.36 $           18.94
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                            Ibbotson           Invesco           Invesco           Invesco           Invesco           Invesco
                              Fund              Funds             Funds             Funds             Funds             Funds
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                           Income and                                                                                Invesco V.I.
                             Growth         Invesco V.I.      Invesco V.I.                        Invesco V.I.        Growth and
                            ETF Asset         American          American         Invesco V.I.      Government        Income Fund
                           Allocation         Franchise           Value          Core Equity       Securities        - Series I
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments, at fair
  value                 $          85,918 $         208,492 $           3,630 $          18,891 $          44,063 $         227,955
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total assets        $          85,918 $         208,492 $           3,630 $          18,891 $          44,063 $         227,955
                        ================= ================= ================= ================= ================= =================
NET ASSETS
Accumulation units      $          85,918 $         208,492 $           3,630 $          18,891 $          44,063 $         227,955
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total net assets    $          85,918 $         208,492 $           3,630 $          18,891 $          44,063 $         227,955
                        ================= ================= ================= ================= ================= =================
FUND SHARE INFORMATION
Number of shares                    8,490             3,639               231               558             3,825            11,630
                        ================= ================= ================= ================= ================= =================
Cost of investments     $          91,050 $         143,164 $           3,863 $          16,172 $          45,487 $         229,084
                        ================= ================= ================= ================= ================= =================
ACCUMULATION UNIT VALUE
    Lowest              $           12.70 $           15.56 $           16.42 $           17.37 $           11.14 $           15.84
                        ================= ================= ================= ================= ================= =================
    Highest             $           12.70 $           15.56 $           16.42 $           17.37 $           11.14 $           31.18
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                   Invesco
                             Invesco           Invesco           Invesco            Funds          Janus Aspen       Janus Aspen
                              Funds             Funds             Funds          (Class II)          Series            Series
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                             Invesco V.I.      Invesco V.I.      Invesco V.I.
                          Invesco V.I.         Mid Cap            Value            Mid Cap
                           High Yield        Core Equity       Opportunity         Growth           Balanced         Enterprise
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments, at fair
  value                 $          24,048 $          87,220 $          65,072 $          56,634 $          11,712 $          14,300
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total assets        $          24,048 $          87,220 $          65,072 $          56,634 $          11,712 $          14,300
                        ================= ================= ================= ================= ================= =================
NET ASSETS
Accumulation units      $          24,048 $          87,220 $          65,072 $          56,634 $          11,712 $          14,300
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total net assets    $          24,048 $          87,220 $          65,072 $          56,634 $          11,712 $          14,300
                        ================= ================= ================= ================= ================= =================
FUND SHARE INFORMATION
Number of shares                    4,753             7,196             8,321            10,625               389               249
                        ================= ================= ================= ================= ================= =================
Cost of investments     $          25,359 $          91,159 $          65,344 $          36,856 $          11,315 $          12,803
                        ================= ================= ================= ================= ================= =================
ACCUMULATION UNIT VALUE
    Lowest              $           11.90 $           20.43 $           14.82 $           24.54 $           17.22 $           18.14
                        ================= ================= ================= ================= ================= =================
    Highest             $           11.90 $           20.43 $           14.82 $           24.54 $           17.22 $           18.14
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     Janus Aspen
                           Janus Aspen       Janus Aspen       Janus Aspen       Janus Aspen       Janus Aspen         Series
                             Series            Series            Series            Series            Series       (Service Shares)
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                                                                     Mid
                            Flexible            Forty            Global              Cap                              Balanced
                              Bond            Portfolio        Technology           Value           Overseas      (Service Shares)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments, at fair
  value                 $          17,402 $          91,632 $           9,813 $           5,536 $          16,098 $         297,274
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total assets        $          17,402 $          91,632 $           9,813 $           5,536 $          16,098 $         297,274
                        ================= ================= ================= ================= ================= =================
NET ASSETS
Accumulation units      $          17,402 $          91,632 $           9,813 $           5,536 $          16,098 $         297,274
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total net assets    $          17,402 $          91,632 $           9,813 $           5,536 $          16,098 $         297,274
                        ================= ================= ================= ================= ================= =================
FUND SHARE INFORMATION
Number of shares                    1,491             2,519             1,286               342               559             9,404
                        ================= ================= ================= ================= ================= =================
Cost of investments     $          18,534 $          91,903 $           8,454 $           5,882 $          21,254 $         270,498
                        ================= ================= ================= ================= ================= =================
ACCUMULATION UNIT VALUE
    Lowest              $           15.33 $           15.78 $           19.97 $           15.77 $            7.49 $           28.25
                        ================= ================= ================= ================= ================= =================
    Highest             $           15.33 $           31.45 $           19.97 $           15.77 $            7.49 $           28.25
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                  Legg Mason        Legg Mason
                            Janus Aspen      Janus Aspen       Janus Aspen        Lazard           Partners          Partners
                              Series           Series             Series         Retirement        Variable          Variable
                         (Service Shares) (Service Shares)  (Service Shares)   Series, Inc.   Portfolios I, Inc. Portfolios I, Inc.
                           Sub-Account      Sub-Account        Sub-Account      Sub-Account       Sub-Account      Sub-Account
                        ----------------- ----------------- ----------------- --------------- ------------------ ------------------
                                                                                                  Legg Mason
                                                                                                  ClearBridge          Legg Mason
                                               Mid Cap                           Emerging          Variable         Western Assets
                         Global Research        Value            Overseas         Markets          Large Cap        Variable Global
                         (Service Shares) (Service Shares)  (Service Shares)      Equity         Value Class I     High Yield Bond
                        ----------------- ----------------- ----------------- --------------- ------------------ ------------------
ASSETS
Investments, at fair
  value                 $          36,626 $         122,934 $          72,465 $        23,628 $          137,071 $           89,322
                        ----------------- ----------------- ----------------- --------------- ------------------ ------------------
    Total assets        $          36,626 $         122,934 $          72,465 $        23,628 $          137,071 $           89,322
                        ================= ================= ================= =============== ================== ==================
NET ASSETS
Accumulation units      $          36,626 $         122,934 $          72,465 $        23,628 $          137,071 $           89,322
                        ----------------- ----------------- ----------------- --------------- ------------------ ------------------
    Total net assets    $          36,626 $         122,934 $          72,465 $        23,628 $          137,071 $           89,322
                        ================= ================= ================= =============== ================== ==================
FUND SHARE INFORMATION
Number of shares                      927             7,761             2,603           1,505              7,679             13,679
                        ================= ================= ================= =============== ================== ==================
Cost of investments     $          27,100 $         121,860 $         101,913 $        29,431 $          151,888 $          107,889
                        ================= ================= ================= =============== ================== ==================
ACCUMULATION UNIT VALUE
    Lowest              $           23.14 $           24.22 $            7.39 $         41.52 $            22.28 $            18.67
                        ================= ================= ================= =============== ================== ==================
    Highest             $           23.14 $           24.22 $            7.39 $         41.52 $            22.28 $            18.67
                        ================= ================= ================= =============== ================== ==================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                          MFS Variable      MFS Variable      MFS Variable      MFS Variable      MFS Variable      MFS Variable
                            Insurance         Insurance         Insurance         Insurance         Insurance         Insurance
                              Trust             Trust             Trust             Trust             Trust             Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                                                MFS Mass
                                                             Investors Growth
                            MFS High        MFS Investors     Stock Series -       MFS New          MFS Total
                         Yield Portfolio        Trust         Initial Class       Discovery          Return         MFS Utilities
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments, at fair
  value                 $          49,109 $          15,184 $          47,513 $         143,353 $          83,543 $          59,394
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total assets        $          49,109 $          15,184 $          47,513 $         143,353 $          83,543 $          59,394
                        ================= ================= ================= ================= ================= =================
NET ASSETS
Accumulation units      $          49,109 $          15,184 $          47,513 $         143,353 $          83,543 $          59,394
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total net assets    $          49,109 $          15,184 $          47,513 $         143,353 $          83,543 $          59,394
                        ================= ================= ================= ================= ================= =================
FUND SHARE INFORMATION
Number of shares                    9,044               571             2,901             9,255             3,697             2,324
                        ================= ================= ================= ================= ================= =================
Cost of investments     $          55,601 $          12,982 $          51,156 $         132,237 $          75,316 $          61,585
                        ================= ================= ================= ================= ================= =================
ACCUMULATION UNIT VALUE
    Lowest              $           10.24 $           23.40 $            9.86 $           41.41 $           27.70 $           47.42
                        ================= ================= ================= ================= ================= =================
    Highest             $           10.24 $           23.40 $            9.86 $           41.41 $           27.70 $           47.42
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                          MFS Variable       Oppenheimer       Oppenheimer       Oppenheimer       Oppenheimer       Oppenheimer
                            Insurance         Variable          Variable          Variable          Variable          Variable
                              Trust         Account Funds     Account Funds     Account Funds     Account Funds     Account Funds
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                            Oppenheimer       Oppenheimer        Oppenheimer
                                            Conservative          Core            Discovery        Oppenheimer       Oppenheimer
                            MFS Value       Balance Fund          Bond          MidCap Growth     Equity Income        Global
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments, at fair
  value                 $          60,268 $          10,752 $           3,822 $         117,330 $           6,660 $           7,423
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total assets        $          60,268 $          10,752 $           3,822 $         117,330 $           6,660 $           7,423
                        ================= ================= ================= ================= ================= =================
NET ASSETS
Accumulation units      $          60,268 $          10,752 $           3,822 $         117,330 $           6,660 $           7,423
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total net assets    $          60,268 $          10,752 $           3,822 $         117,330 $           6,660 $           7,423
                        ================= ================= ================= ================= ================= =================
FUND SHARE INFORMATION
Number of shares                    3,277               744               496             1,527               685               195
                        ================= ================= ================= ================= ================= =================
Cost of investments     $          47,356 $           9,701 $           3,877 $          78,245 $           6,691 $           6,816
                        ================= ================= ================= ================= ================= =================
ACCUMULATION UNIT VALUE
    Lowest              $           25.11 $           11.20 $            9.61 $           20.17 $           16.09 $           15.22
                        ================= ================= ================= ================= ================= =================
    Highest             $           25.11 $           11.20 $            9.61 $           20.17 $           16.09 $           15.22
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                                                               Oppenheimer                            PIMCO             PIMCO
                           Oppenheimer       Oppenheimer        Variable          Panorama          Variable          Variable
                            Variable          Variable           Account           Series           Insurance         Insurance
                          Account Funds     Account Funds      Funds (SS)        Fund, Inc.           Trust             Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                           Oppenheimer       Oppenheimer
                             Global          Main Street                         Oppenheimer
                            Strategic           Small          Oppenheimer      International
                             Income              Cap           Global (SS)         Growth         Foreign Bond      Money Market
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments, at fair
  value                 $           4,554 $         585,475 $         354,604 $          94,486 $          50,566 $         135,944
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total assets        $           4,554 $         585,475 $         354,604 $          94,486 $          50,566 $         135,944
                        ================= ================= ================= ================= ================= =================
NET ASSETS
Accumulation units      $           4,554 $         585,475 $         354,604 $          94,486 $          50,566 $         135,944
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total net assets    $           4,554 $         585,475 $         354,604 $          94,486 $          50,566 $         135,944
                        ================= ================= ================= ================= ================= =================
FUND SHARE INFORMATION
Number of shares                      933            27,461             9,433            42,948             4,798           135,944
                        ================= ================= ================= ================= ================= =================
Cost of investments     $           4,968 $         524,001 $         295,532 $          77,916 $          49,318 $         135,944
                        ================= ================= ================= ================= ================= =================
ACCUMULATION UNIT VALUE
    Lowest              $           13.06 $           18.84 $           23.84 $           13.05 $           20.80 $           11.74
                        ================= ================= ================= ================= ================= =================
    Highest             $           13.06 $           41.22 $           23.84 $           42.99 $           20.80 $           11.74
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                              PIMCO             PIMCO            Putnam            Putnam
                            Variable          Variable          Variable          Variable            Rydex         T. Rowe Price
                            Insurance         Insurance           Trust             Trust           Variable           Equity
                              Trust             Trust          (Class IA)        (Class IA)           Trust         Series, Inc.
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                                                                                   Guggenheim
                                                                              VT International       VT U.S.        T. Rowe Price
                              PIMCO             PIMCO         VT High Yield      Value Fund        Long Short         Blue Chip
                           Real Return      Total Return       (Class IA)        (Class IA)        Equity Fund         Growth
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments, at fair
  value                 $         102,083 $         195,977 $          64,273 $          20,506 $          31,711 $         196,063
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total assets        $         102,083 $         195,977 $          64,273 $          20,506 $          31,711 $         196,063
                        ================= ================= ================= ================= ================= =================
NET ASSETS
Accumulation units      $         102,083 $         195,977 $          64,273 $          20,506 $          31,711 $         196,063
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total net assets    $         102,083 $         195,977 $          64,273 $          20,506 $          31,711 $         196,063
                        ================= ================= ================= ================= ================= =================
FUND SHARE INFORMATION
Number of shares                    8,557            18,523            10,677             2,121             2,077             8,521
                        ================= ================= ================= ================= ================= =================
Cost of investments     $         111,333 $         202,551 $          71,102 $          18,581 $          25,684 $          95,231
                        ================= ================= ================= ================= ================= =================
ACCUMULATION UNIT VALUE
    Lowest              $           16.23 $           20.46 $           25.57 $           24.13 $           23.56 $           27.93
                        ================= ================= ================= ================= ================= =================
    Highest             $           16.23 $           20.46 $           25.57 $           24.13 $           23.56 $           27.93
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                          T. Rowe Price          The               The               The               The          The Universal
                             Equity             Alger             Alger             Alger             Alger         Institutional
                          Series, Inc.       Portfolios        Portfolios        Portfolios        Portfolios        Funds, Inc.
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                                                  Alger             Alger             Alger         Morgan Stanley
                                                Alger            Capital          Large Cap          MidCap          UIF Emerging
                          T. Rowe Price       Balanced        Appreciation         Growth            Growth             Markets
                          Equity Income       Class I-2         Class I-2         Class I-2         Class I-2           Class I
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments, at fair
  value                 $         375,435 $           1,916 $         233,188 $         242,926 $         320,114 $          12,467
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total assets        $         375,435 $           1,916 $         233,188 $         242,926 $         320,114 $          12,467
                        ================= ================= ================= ================= ================= =================
NET ASSETS
Accumulation units      $         375,435 $           1,916 $         233,188 $         242,926 $         320,114 $          12,467
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Total net assets    $         375,435 $           1,916 $         233,188 $         242,926 $         320,114 $          12,467
                        ================= ================= ================= ================= ================= =================
FUND SHARE INFORMATION
Number of shares                   14,004               133             3,459             4,561            16,408             1,006
                        ================= ================= ================= ================= ================= =================
Cost of investments     $         307,771 $           1,800 $         194,805 $         213,523 $         239,731 $          13,786
                        ================= ================= ================= ================= ================= =================
ACCUMULATION UNIT VALUE
    Lowest              $           28.72 $           13.79 $           20.28 $           16.28 $           13.40 $            7.71
                        ================= ================= ================= ================= ================= =================
    Highest             $           28.72 $           13.79 $           46.29 $           24.46 $           34.10 $            7.71
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                                                                 Van Eck           Van Eck
                          The Universal     The Universal       Worldwide         Worldwide
                          Institutional     Institutional       Insurance         Insurance
                           Funds, Inc.       Funds, Inc.          Trust             Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- -----------------
                          Morgan Stanley    Morgan Stanley       Van Eck
                               UIF             UIF U.S.         Worldwide          Van Eck
                              Growth         Real Estate         Emerging         Worldwide
                             Class I           Class I           Markets         Hard Assets
                        ----------------- ----------------- ----------------- -----------------
ASSETS
Investments, at fair
  value                 $          71,827 $         129,246 $         101,949 $          28,450
                        ----------------- ----------------- ----------------- -----------------
    Total assets        $          71,827 $         129,246 $         101,949 $          28,450
                        ================= ================= ================= =================
NET ASSETS
Accumulation units      $          71,827 $         129,246 $         101,949 $          28,450
                        ----------------- ----------------- ----------------- -----------------
    Total net assets    $          71,827 $         129,246 $         101,949 $          28,450
                        ================= ================= ================= =================
FUND SHARE INFORMATION
Number of shares                    2,400             6,373             9,709             1,685
                        ================= ================= ================= =================
Cost of investments     $          51,463 $          92,457 $         115,169 $          45,863
                        ================= ================= ================= =================
ACCUMULATION UNIT VALUE
    Lowest              $           20.94 $           44.10 $           28.43 $           19.54
                        ================= ================= ================= =================
    Highest             $           32.45 $           44.10 $           28.43 $           19.54
                        ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                      Deutsche
                                                                                                                     Investments
                                                                                                                      Variable
                        AllianceBernstein AllianceBernstein AllianceBernstein AllianceBernstein AllianceBernstein     Insurance
                              Fund              Fund              Fund              Fund              Fund              Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                               VPS               VPS               VPS               VPS               VPS            Deutsche
                             Growth         International     International       Small Cap       Small/Mid Cap      Equity 500
                               and             Growth             Value            Growth             Value           Index VIP
                         Income Class A        Class A           Class A           Class A           Class A           Class A
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends               $             180 $              68 $             392 $               - $              14 $           2,376
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net investment
      income (loss)                   180                68               392                 -                14             2,376
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET REALIZED AND
  UNREALIZED GAINS
  ON INVESTMENTS
Realized gains (losses)
  on fund shares:
    Proceeds from sales             1,219             1,272               709             1,690               293             7,145
    Cost of investments
      sold                            893             1,152               677             1,572               289             5,123
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
      Realized gains
        (losses) on
        fund shares                   326               120                32               118                 4             2,022
Realized gain
  distributions                         -                 -                 -             3,185               293             6,620
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized gains
      (losses)                        326               120                32             3,303               297             8,642
Change in
  unrealized gains
  (losses)                           (326)             (554)              (18)           (3,662)             (422)           (9,365)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized and
      change in
      unrealized gains
      (losses) on
      investments                       -              (434)               14              (359)             (125)             (723)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS            $             180 $            (366)$             406 $            (359)$            (111)$           1,653
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                            Deutsche
                           Investments                          Fidelity          Fidelity          Fidelity          Fidelity
                            Variable          Deutsche          Variable          Variable          Variable          Variable
                            Insurance         Variable          Insurance         Insurance         Insurance         Insurance
                              Trust           Series II       Products Fund     Products Fund     Products Fund     Products Fund
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                            Deutsche          Deutsche
                            Small Cap       Global Income                                              VIP
                            Index VIP        Builder VIP        VIP Asset            VIP            Emerging             VIP
                             Class A           Class A           Manager         Contrafund          Markets        Equity-Income
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends               $             660 $           1,957 $           1,215 $           7,972 $              31 $          21,180
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net investment
      income (loss)                   660             1,957             1,215             7,972                31            21,180
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET REALIZED AND
  UNREALIZED GAINS
  ON INVESTMENTS
Realized gains (losses)
  on fund shares:
    Proceeds from sales            11,432             7,600             1,298           307,696             2,030            31,538
    Cost of investments
      sold                          8,767             6,975             1,174           210,883             1,996            29,487
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
      Realized gains
        (losses) on
        fund shares                 2,665               625               124            96,813                34             2,051
Realized gain
  distributions                     4,753             1,653             4,791            70,964                 -            59,068
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized gains
      (losses)                      7,418             2,278             4,915           167,777                34            61,119
Change in
  unrealized gains
  (losses)                        (10,792)           (5,186)           (6,141)         (173,640)             (521)         (108,175)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized and
      change in
      unrealized gains
      (losses) on
      investments                  (3,374)           (2,908)           (1,226)           (5,863)             (487)          (47,056)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS            $          (2,714)$            (951)$             (11)$           2,109 $            (456)$         (25,876)
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                            Fidelity          Fidelity          Fidelity          Fidelity          Fidelity          Fidelity
                            Variable          Variable          Variable          Variable          Variable          Variable
                            Insurance         Insurance         Insurance         Insurance         Insurance         Insurance
                          Products Fund     Products Fund     Products Fund     Products Fund     Products Fund     Products Fund
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                                 VIP              VIP                                  VIP               VIP
                                               Growth             High               VIP           Index 500 -       Investment
                           VIP Growth         & Income           Income           Index 500       Service Class      Grade Bond
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends               $           1,918 $             566 $             876 $          15,740 $           2,912 $           7,425
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net investment
      income (loss)                 1,918               566               876            15,740             2,912             7,425
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET REALIZED AND
  UNREALIZED GAINS
  ON INVESTMENTS
Realized gains (losses)
  on fund shares:
    Proceeds from sales            65,937             2,259             4,750           334,856            47,212            25,464
    Cost of investments
      sold                         38,628             1,810             4,882           241,732            34,559            25,326
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
      Realized gains
        (losses) on
        fund shares                27,309               449              (132)           93,124            12,653               138
Realized gain
  distributions                    22,269             1,108                 -               518               111               220
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized gains
      (losses)                     49,578             1,557              (132)           93,642            12,764               358
Change in
  unrealized gains
  (losses)                           (742)           (2,727)           (1,181)          (95,276)          (13,029)           (9,446)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized and
      change in
      unrealized gains
      (losses) on
      investments                  48,836            (1,170)           (1,313)           (1,634)             (265)           (9,088)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS            $          50,754 $            (604)$            (437)$          14,106 $           2,647 $          (1,663)
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                            Fidelity          Fidelity          Fidelity          Fidelity          Fidelity
                            Variable          Variable          Variable          Variable          Variable          Franklin
                            Insurance         Insurance         Insurance         Insurance         Insurance         Templeton
                          Products Fund     Products Fund     Products Fund     Products Fund     Products Fund      Investments
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                                                                                                      Franklin
                               VIP              VIP                                  VIP               VIP           High Income
                               Mid             Money               VIP              Real              Value              VIP
                               Cap             Market           Overseas           Estate          Strategies       Fund Class 1
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends               $             179 $              82 $           3,179 $             348 $              69 $             646
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net investment
      income (loss)                   179                82             3,179               348                69               646
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET REALIZED AND
  UNREALIZED GAINS
  ON INVESTMENTS
Realized gains (losses)
  on fund shares:
    Proceeds from sales             4,702            77,704            32,209             1,471             2,224             2,613
    Cost of investments
      sold                          4,458            77,704            28,222             1,228             1,692             2,761
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
      Realized gains
        (losses) on
        fund shares                   244                 -             3,987               243               532              (148)
Realized gain
  distributions                     3,862                 -               235               373                 5                 -
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized gains
      (losses)                      4,106                 -             4,222               616               537              (148)
Change in
  unrealized gains
  (losses)                         (4,761)                -             1,244              (288)             (749)           (1,491)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized and
      change in
      unrealized gains
      (losses) on
      investments                    (655)                -             5,466               328              (212)           (1,639)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS            $            (476)$              82 $           8,645 $             676 $            (143)$            (993)
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                            Franklin          Franklin          Franklin          Franklin          Franklin          Franklin
                            Templeton         Templeton         Templeton         Templeton         Templeton         Templeton
                           Investments       Investments       Investments       Investments       Investments       Investments
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                            Franklin       Franklin Mutual      Franklin          Franklin          Franklin          Franklin
                             Income            Global            Mutual             Small           Small-Mid         Strategic
                               VIP            Discovery          Shares           Cap Value        Cap Growth          Income
                          Fund Class 1    VIP Fund Class 1  VIP Fund Class 1  VIP Fund Class 1  VIP Fund Class 1  VIP Fund Class 1
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends               $             614 $              69 $             130 $             294 $               - $             415
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net investment
      income (loss)                   614                69               130               294                 -               415
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET REALIZED AND
  UNREALIZED GAINS
  ON INVESTMENTS
Realized gains (losses)
  on fund shares:
    Proceeds from sales             4,207               122               528             1,161             3,920             1,188
    Cost of investments
      sold                          4,038               122               413             1,116             3,877             1,329
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
      Realized gains
        (losses) on
        fund shares                   169                 -               115                45                43              (141)
Realized gain
  distributions                         -               128               261             4,669             3,315               106
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized gains
      (losses)                        169               128               376             4,714             3,358               (35)
Change in
  unrealized gains
  (losses)                         (1,650)             (287)             (685)           (7,496)           (3,520)             (631)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized and
      change in
      unrealized gains
      (losses) on
      investments                  (1,481)             (159)             (309)           (2,782)             (162)             (666)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS            $            (867)$             (90)$            (179)$          (2,488)$            (162)$            (251)
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                            Franklin          Franklin
                            Templeton         Templeton         Ibbotson          Ibbotson          Ibbotson          Ibbotson
                           Investments       Investments          Fund              Fund              Fund              Fund
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                            Franklin          Templeton        Aggressive         Balanced        Conservative         Growth
                         U.S. Government       Global            Growth              ETF               ETF               ETF
                           Securities           Bond            ETF Asset           Asset             Asset             Asset
                        VIP Fund Class 1  VIP Fund Class 1     Allocation        Allocation        Allocation        Allocation
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends               $             426 $           1,728 $           2,279 $           4,272 $             585 $           4,448
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net investment
      income (loss)                   426             1,728             2,279             4,272               585             4,448
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET REALIZED AND
  UNREALIZED GAINS
  ON INVESTMENTS
Realized gains (losses)
  on fund shares:
    Proceeds from sales             1,523             1,192            14,576            13,815             6,718            26,873
    Cost of investments
      sold                          1,579             1,262            12,867            12,932             6,717            23,436
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
      Realized gains
        (losses) on
        fund shares                   (56)              (70)            1,709               883                 1             3,437
Realized gain
  distributions                         -               109             2,296             6,768               990             4,256
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized gains
      (losses)                        (56)               39             4,005             7,651               991             7,693
Change in
  unrealized gains
  (losses)                           (253)           (2,699)          (10,652)          (17,055)           (1,975)          (19,076)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized and
      change in
      unrealized gains
      (losses) on
      investments                    (309)           (2,660)           (6,647)           (9,404)             (984)          (11,383)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS            $             117 $            (932)$          (4,368)$          (5,132)$            (399)$          (6,935)
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                            Ibbotson           Invesco           Invesco           Invesco           Invesco           Invesco
                              Fund              Funds             Funds             Funds             Funds             Funds
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                           Income and                                                                               Invesco V.I.
                             Growth          Invesco V.I.      Invesco V.I.                       Invesco V.I.       Growth and
                            ETF Asset         American          American         Invesco V.I.      Government        Income Fund
                           Allocation         Franchise           Value          Core Equity       Securities        - Series I
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends               $           1,604 $               - $              12 $             223 $             964 $           6,814
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net investment
      income (loss)                 1,604                 -                12               223               964             6,814
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET REALIZED AND
  UNREALIZED GAINS
  ON INVESTMENTS
Realized gains (losses)
  on fund shares:
    Proceeds from sales             9,473            27,945             1,748             4,722             2,430            11,652
    Cost of investments
      sold                          9,272            18,973             1,436             3,160             2,448             9,390
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
      Realized gains
        (losses) on
        fund shares                   201             8,972               312             1,562               (18)            2,262
Realized gain
  distributions                     3,332             1,108               465             2,037                 -            35,410
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized gains
      (losses)                      3,533            10,080               777             3,599               (18)           37,672
Change in
  unrealized gains
  (losses)                         (6,567)              618            (1,093)           (4,871)             (800)          (51,362)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized and
      change in
      unrealized gains
      (losses) on
      investments                  (3,034)           10,698              (316)           (1,272)             (818)          (13,690)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS            $          (1,430)$          10,698 $            (304)$          (1,049)$             146 $          (6,876)
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                   Invesco
                             Invesco           Invesco           Invesco            Funds          Janus Aspen       Janus Aspen
                              Funds             Funds             Funds          (Class II)          Series            Series
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                            Invesco V.I.      Invesco V.I.      Invesco V.I.
                          Invesco V.I.         Mid Cap            Value            Mid Cap
                           High Yield        Core Equity       Opportunity         Growth           Balanced         Enterprise
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends               $           1,336 $             315 $           1,857 $               - $             214 $             116
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net investment
      income (loss)                 1,336               315             1,857                 -               214               116
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET REALIZED AND
  UNREALIZED GAINS
  ON INVESTMENTS
Realized gains (losses)
  on fund shares:
    Proceeds from sales             1,386            13,193             9,631           164,616             3,019             2,854
    Cost of investments
      sold                          1,324            12,108             7,633            92,492             2,813             2,258
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
      Realized gains
        (losses) on
        fund shares                    62             1,085             1,998            72,124               206               596
Realized gain
  distributions                         -             8,465             5,212             4,483               356             1,324
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized gains
      (losses)                         62             9,550             7,210            76,607               562             1,920
Change in
  unrealized gains
  (losses)                         (2,187)          (13,797)          (16,388)          (78,764)             (699)           (1,520)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized and
      change in
      unrealized gains
      (losses) on
      investments                  (2,125)           (4,247)           (9,178)           (2,157)             (137)              400
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS            $            (789)$          (3,932)$          (7,321)$          (2,157)$              77 $             516
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     Janus Aspen
                           Janus Aspen       Janus Aspen       Janus Aspen       Janus Aspen       Janus Aspen         Series
                             Series            Series            Series            Series            Series       (Service Shares)
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                                                                     Mid
                            Flexible            Forty            Global              Cap                              Balanced
                              Bond            Portfolio        Technology           Value           Overseas      (Service Shares)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends               $             399 $               - $               - $              63 $             101 $           4,952
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net investment
      income (loss)                   399                 -                 -                63               101             4,952
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET REALIZED AND
  UNREALIZED GAINS
  ON INVESTMENTS
Realized gains (losses)
  on fund shares:
    Proceeds from sales               513            15,223             1,651               198             3,216            24,088
    Cost of investments
      sold                            536            14,261             1,265               209             4,216            21,348
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
      Realized gains
        (losses) on
        fund shares                   (23)              962               386               (11)           (1,000)            2,740
Realized gain
  distributions                        79            18,286             1,257               478               471             8,963
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized gains
      (losses)                         56            19,248             1,643               467              (529)           11,703
Change in
  unrealized gains
  (losses)                           (422)           (8,961)           (1,193)             (723)           (1,141)          (15,534)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized and
      change in
      unrealized gains
      (losses) on
      investments                    (366)           10,287               450              (256)           (1,670)           (3,831)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS            $              33 $          10,287 $             450 $            (193)$          (1,569)$           1,121
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Legg Mason        Legg Mason
                                                                                                    Partners          Partners
                           Janus Aspen       Janus Aspen       Janus Aspen         Lazard           Variable          Variable
                             Series            Series            Series          Retirement       Portfolios I,     Portfolios I,
                        (Service Shares)  (Service Shares)  (Service Shares)    Series, Inc.          Inc.              Inc.
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                                                                                   Legg Mason
                                                                                                   ClearBridge       Legg Mason
                                               Mid Cap                            Emerging          Variable       Western Assets
                         Global Research        Value           Overseas           Markets          Large Cap      Variable Global
                        (Service Shares)  (Service Shares)  (Service Shares)       Equity         Value Class I    High Yield Bond
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends               $             200 $           1,308 $             396 $             308 $           2,094 $           5,864
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net investment
      income (loss)                   200             1,308               396               308             2,094             5,864
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET REALIZED AND
  UNREALIZED GAINS
  ON INVESTMENTS
Realized gains (losses)
  on fund shares:
    Proceeds from sales             1,299            16,523             6,211               712            12,581            14,654
    Cost of investments
      sold                            858            14,568             8,026               758            12,775            15,905
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
      Realized gains
        (losses) on
        fund shares                   441             1,955            (1,815)              (46)             (194)           (1,251)
Realized gain
  distributions                         -            12,226             2,244                71             5,681                 -
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized gains
      (losses)                        441            14,181               429                25             5,487            (1,251)
Change in
  unrealized gains
  (losses)                         (1,567)          (20,209)           (7,886)           (5,965)          (11,443)          (10,193)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized and
      change in
      unrealized gains
      (losses) on
      investments                  (1,126)           (6,028)           (7,457)           (5,940)           (5,956)          (11,444)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS            $            (926)$          (4,720)$          (7,061)$          (5,632)$          (3,862)$          (5,580)
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                          MFS Variable      MFS Variable      MFS Variable      MFS Variable      MFS Variable      MFS Variable
                            Insurance         Insurance         Insurance         Insurance         Insurance         Insurance
                              Trust             Trust             Trust             Trust             Trust             Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                                                                  MFS Mass
                                            MFS Investors                     Investors Growth
                            MFS High           Growth         MFS Investors    Stock Series -        MFS New          MFS Total
                         Yield Portfolio      Stock (*)           Trust       Initial Class (*)     Discovery          Return
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends               $           3,731 $             411 $             141 $             238 $               - $           2,164
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net investment
      income (loss)                 3,731               411               141               238                 -             2,164
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET REALIZED AND
  UNREALIZED GAINS
  ON INVESTMENTS
Realized gains (losses)
  on fund shares:
    Proceeds from sales             8,415            50,227               659             4,303           158,138             4,050
    Cost of investments
      sold                          8,587            39,736               514             4,369           140,570             3,418
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
      Realized gains
        (losses) on
        fund shares                  (172)           10,491               145               (66)           17,568               632
Realized gain
  distributions                         -             4,328             1,660             2,797             4,704             3,079
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized gains
      (losses)                       (172)           14,819             1,805             2,731            22,272             3,711
Change in
  unrealized gains
  (losses)                         (5,630)          (14,572)           (1,929)           (3,644)          (29,661)           (6,249)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized and
      change in
      unrealized gains
      (losses) on
      investments                  (5,802)              247              (124)             (913)           (7,389)           (2,538)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS            $          (2,071)$             658 $              17 $            (675)$          (7,389)$            (374)
                        ================= ================= ================= ================= ================= =================

(*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                          MFS Variable      MFS Variable       Oppenheimer       Oppenheimer       Oppenheimer       Oppenheimer
                            Insurance         Insurance         Variable          Variable          Variable          Variable
                              Trust             Trust         Account Funds     Account Funds     Account Funds     Account Funds
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                                               Oppenheimer       Oppenheimer       Oppenheimer
                                                              Conservative          Core            Discovery        Oppenheimer
                          MFS Utilities       MFS Value     Balance Fund (*)        Bond          MidCap Growth     Equity Income
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends               $           2,842 $           1,383 $             195 $             137 $               - $             211
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net investment
      income (loss)                 2,842             1,383               195               137                 -               211
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET REALIZED AND
  UNREALIZED GAINS
  ON INVESTMENTS
Realized gains (losses)
  on fund shares:
    Proceeds from sales             9,236               796             1,492                84             9,053             1,115
    Cost of investments
      sold                          7,811               557             1,254                83             5,231               930
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
      Realized gains
        (losses) on
        fund shares                 1,425               239               238                 1             3,822               185
Realized gain
  distributions                     4,694             3,470                 -                 -            10,318               536
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized gains
      (losses)                      6,119             3,709               238                 1            14,140               721
Change in
  unrealized gains
  (losses)                        (18,955)           (5,555)             (331)             (111)           (6,558)           (1,592)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized and
      change in
      unrealized gains
      (losses) on
      investments                 (12,836)           (1,846)              (93)             (110)            7,582              (871)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS            $          (9,994)$            (463)$             102 $              27 $           7,582 $            (660)
                        ================= ================= ================= ================= ================= =================

(*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                 Oppenheimer                            PIMCO
                           Oppenheimer       Oppenheimer       Oppenheimer        Variable          Panorama          Variable
                            Variable          Variable          Variable           Account           Series           Insurance
                          Account Funds     Account Funds     Account Funds      Funds (SS)        Fund, Inc.           Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                             Oppenheimer       Oppenheimer
                                               Global          Main Street                         Oppenheimer
                           Oppenheimer        Strategic           Small          Oppenheimer      International
                             Global            Income              Cap           Global (SS)         Growth         Foreign Bond
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends               $              83 $             264 $           5,489 $           3,933 $           1,071 $           1,573
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net investment
      income (loss)                    83               264             5,489             3,933             1,071             1,573
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET REALIZED AND
  UNREALIZED GAINS
  ON INVESTMENTS
Realized gains (losses)
  on fund shares:
    Proceeds from sales               731               948            39,230            34,718            76,307             3,105
    Cost of investments
      sold                            618               989            30,523            26,895            54,381             2,887
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
      Realized gains
        (losses) on
        fund shares                   113               (41)            8,707             7,823            21,926               218
Realized gain
  distributions                       415                 -            90,597            24,228             6,536               255
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized gains
      (losses)                        528               (41)           99,304            32,051            28,462               473
Change in
  unrealized gains
  (losses)                           (465)             (335)         (141,317)          (22,409)          (27,184)           (1,865)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized and
      change in
      unrealized gains
      (losses) on
      investments                      63              (376)          (42,013)            9,642             1,278            (1,392)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS            $             146 $            (112)$         (36,524)$          13,575 $           2,349 $             181
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                              PIMCO             PIMCO             PIMCO            Putnam            Putnam
                            Variable          Variable          Variable          Variable          Variable            Rydex
                            Insurance         Insurance         Insurance           Trust             Trust           Variable
                              Trust             Trust             Trust          (Class IA)        (Class IA)           Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                                                                                                     Guggenheim
                                                                                                VT International       VT U.S.
                                                PIMCO             PIMCO         VT High Yield      Value Fund        Long Short
                          Money Market       Real Return      Total Return       (Class IA)        (Class IA)        Equity Fund
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends               $              15 $           4,391 $           9,804 $           4,660 $             312 $               -
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net investment
      income (loss)                    15             4,391             9,804             4,660               312                 -
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET REALIZED AND
  UNREALIZED GAINS
  ON INVESTMENTS
Realized gains (losses)
  on fund shares:
    Proceeds from sales            13,608            19,149            16,807             6,136            68,167             4,647
    Cost of investments
      sold                         13,608            19,561            16,321             6,094            57,431             3,680
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
      Realized gains
        (losses) on
        fund shares                     -              (412)              486                42            10,736               967
Realized gain
  distributions                        16                 -             2,107                 -                 -                 -
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized gains
      (losses)                         16              (412)            2,593                42            10,736               967
Change in
  unrealized gains
  (losses)                              -            (6,810)          (11,486)           (8,181)          (10,679)             (545)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized and
      change in
      unrealized gains
      (losses) on
      investments                      16            (7,222)           (8,893)           (8,139)               57               422
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS            $              31 $          (2,831)$             911 $          (3,479)$             369 $             422
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                          T. Rowe Price     T. Rowe Price          The               The               The               The
                             Equity            Equity             Alger             Alger             Alger             Alger
                          Series, Inc.      Series, Inc.       Portfolios        Portfolios        Portfolios        Portfolios
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                                                                    Alger             Alger             Alger
                          T. Rowe Price                           Alger            Capital          Large Cap          MidCap
                            Blue Chip       T. Rowe Price       Balanced        Appreciation         Growth            Growth
                             Growth         Equity Income       Class I-2         Class I-2         Class I-2         Class I-2
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends               $               - $           7,350 $              35 $             194 $               - $               -
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net investment
      income (loss)                     -             7,350                35               194                 -                 -
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET REALIZED AND
  UNREALIZED GAINS
  ON INVESTMENTS
Realized gains (losses)
  on fund shares:
    Proceeds from sales            30,923            58,204               307            39,777            33,580            37,157
    Cost of investments
      sold                         15,643            43,317               276            28,455            24,654            25,846
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
      Realized gains
        (losses) on
        fund shares                15,280            14,887                31            11,322             8,926            11,311
Realized gain
  distributions                         -             8,414                 -            25,698            26,860                 -
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized gains
      (losses)                     15,280            23,301                31            37,020            35,786            11,311
Change in
  unrealized gains
  (losses)                          4,786           (59,150)              (46)          (22,694)          (30,664)          (15,374)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized and
      change in
      unrealized gains
      (losses) on
      investments                  20,066           (35,849)              (15)           14,326             5,122            (4,063)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS            $          20,066 $         (28,499)$              20 $          14,520 $           5,122 $          (4,063)
                        ================= ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                   Van Eck           Van Eck           Van Eck
                          The Universal     The Universal     The Universal       Worldwide         Worldwide         Worldwide
                          Institutional     Institutional     Institutional       Insurance         Insurance         Insurance
                           Funds, Inc.       Funds, Inc.       Funds, Inc.          Trust             Trust             Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                         Morgan Stanley    Morgan Stanley    Morgan Stanley        Van Eck                             Van Eck
                          UIF Emerging           UIF            UIF U.S.          Worldwide          Van Eck          Worldwide
                             Markets           Growth          Real Estate        Emerging          Worldwide       Multi-Manager
                             Class I           Class I           Class I           Markets         Hard Assets    Alternatives (*)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends               $              99 $               - $           1,666 $             610 $              16 $               -
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net investment
      income (loss)                    99                 -             1,666               610                16                 -
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
NET REALIZED AND
  UNREALIZED GAINS
  ON INVESTMENTS
Realized gains (losses)
  on fund shares:
    Proceeds from sales               320             3,799             4,542             5,875            25,933            16,162
    Cost of investments
      sold                            319             2,581             3,199             5,922            31,553            16,534
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
      Realized gains
        (losses) on
        fund shares                     1             1,218             1,343               (47)           (5,620)             (372)
Realized gain
  distributions                         -             8,918                 -             6,022                 -               641
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized gains
      (losses)                          1            10,136             1,343             5,975            (5,620)              269
Change in
  unrealized gains
  (losses)                         (1,510)           (2,393)             (208)          (23,019)           (8,314)             (321)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
    Net realized and
      change in
      unrealized gains
      (losses) on
      investments                  (1,509)            7,743             1,135           (17,044)          (13,934)              (52)
                        ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS            $          (1,410)$           7,743 $           2,801 $         (16,434)$         (13,918)$             (52)
                        ================= ================= ================= ================= ================= =================

(*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                          AllianceBernstein Fund          AllianceBernstein Fund          AllianceBernstein Fund
                                               Sub-Account                     Sub-Account                     Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                   VPS                             VPS                             VPS
                                            Growth and Income              International Growth             International Value
                                                 Class A                         Class A                         Class A
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014            2015            2014            2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $        180    $        134    $         68    $          -    $        392    $        530
Net realized gains (losses)                     326             325             120             194              32              35
Change in unrealized gains (losses)            (326)            465            (554)           (343)            (18)         (1,454)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                               180             924            (366)           (149)            406            (889)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      4,613           3,616           3,391           4,766           1,444           2,695
Benefit payments                                  -               -               -               -               -               -
Payments on termination                        (717)           (461)           (208)           (557)              -               -
Loans - net                                       -               -              (5)             16               -               -
Policy maintenance charge                    (2,622)         (2,178)         (2,448)         (2,439)           (935)           (805)
Transfers among the sub-accounts
  and with the Fixed Account - net              952              46             671             147             438           1,474
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                    2,226           1,023           1,400           1,934             947           3,364
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS             2,406           1,947           1,034           1,785           1,353           2,475

NET ASSETS AT BEGINNING OF PERIOD            11,003           9,056          18,335          16,550          13,921          11,446
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     13,409    $     11,003    $     19,369    $     18,335    $     15,274    $     13,921
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      676             610           2,025           1,806           1,925           1,485
      Units issued                              209             136             293             381             226             496
      Units redeemed                            (74)            (70)           (138)           (162)            (92)            (56)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period            811             676           2,180           2,025           2,059           1,925
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                 Deutsche
                                                                                                           Investments Variable
                                          AllianceBernstein Fund          AllianceBernstein Fund             Insurance Trust
                                               Sub-Account                     Sub-Account                     Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                   VPS                             VPS                           Deutsche
                                             Small Cap Growth               Small/Mid Cap Value            Equity 500 Index VIP
                                                 Class A                         Class A                         Class A
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014            2015            2014            2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $          -    $          -    $         14    $         11    $      2,376    $      2,368
Net realized gains (losses)                   3,303           2,136             297             218           8,642           8,772
Change in unrealized gains (losses)          (3,662)         (2,472)           (422)            (98)         (9,365)          5,004
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                              (359)           (336)           (111)            131           1,653          16,144
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      6,091           4,040             944             884          14,973          14,423
Benefit payments                                  -               -               -               -               -               -
Payments on termination                           -          (2,459)              -               -          (1,818)        (11,504)
Loans - net                                       -               -               -               -          (1,753)           (192)
Policy maintenance charge                    (3,294)         (2,597)           (699)           (635)         (7,683)         (7,570)
Transfers among the sub-accounts
  and with the Fixed Account - net              329           1,258               8              10           5,854          (1,228)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                    3,126             242             253             259           9,573          (6,071)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS             2,767             (94)            142             390          11,226          10,073

NET ASSETS AT BEGINNING OF PERIOD            16,760          16,854           1,658           1,268         137,771         127,698
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     19,527    $     16,760    $      1,800    $      1,658    $    148,997    $    137,771
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      825             814              89              74           4,488           4,717
      Units issued                              228             184              29              31             541             314
      Units redeemed                            (80)           (173)            (16)            (16)           (230)           (543)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period            973             825             102              89           4,799           4,488
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                 Deutsche
                                           Investments Variable                  Deutsche                   Fidelity Variable
                                             Insurance Trust                Variable Series II           Insurance Products Fund
                                                Sub-Account                     Sub-Account                    Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                 Deutsche                        Deutsche
                                           Small Cap Index VIP           Global Income Builder VIP                 VIP
                                                 Class A                         Class A                       Asset Manager
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014            2015            2014            2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $        660    $        632    $      1,957    $      1,930    $      1,215    $      1,050
Net realized gains (losses)                   7,418           4,846           2,278           6,554           4,915           6,594
Change in unrealized gains (losses)         (10,792)         (2,351)         (5,186)         (6,107)         (6,141)         (3,124)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                            (2,714)          3,127            (951)          2,377             (11)          4,520
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      4,992           5,415           7,679           8,854          10,478          10,405
Benefit payments                                  -               -               -               -               -               -
Payments on termination                        (692)         (3,404)         (1,337)              -          (2,516)        (14,221)
Loans - net                                  (7,600)             90          (3,750)            300           2,526          (3,334)
Policy maintenance charge                    (4,371)         (3,399)         (5,070)         (5,275)         (5,052)         (5,157)
Transfers among the sub-accounts
  and with the Fixed Account - net              (34)              8              46             (13)             49              96
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                   (7,705)         (1,290)         (2,432)          3,866           5,485         (12,211)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS           (10,419)          1,837          (3,383)          6,243           5,474          (7,691)

NET ASSETS AT BEGINNING OF PERIOD            68,175          66,338          67,001          60,758          69,393          77,084
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     57,756    $     68,175    $     63,618    $     67,001    $     74,867    $     69,393
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    1,809           1,843           4,030           3,021           3,021           3,552
      Units issued                              100              98             311             317             289             271
      Units redeemed                           (302)           (132)           (459)            (82)            (55)           (802)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          1,607           1,809           3,882           4,030           3,255           3,021
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                            Fidelity Variable               Fidelity Variable               Fidelity Variable
                                         Insurance Products Fund         Insurance Products Fund         Insurance Products Fund
                                               Sub-Account                     Sub-Account                     Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                   VIP                             VIP                             VIP
                                                Contrafund                   Emerging Markets                 Equity-Income
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014            2015            2014            2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $      7,972    $      9,357    $         31    $         19    $     21,180    $     18,225
Net realized gains (losses)                 167,777          36,506              34              48          61,119          20,476
Change in unrealized gains (losses)        (173,640)         62,263            (521)            (58)       (108,175)         15,380
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                             2,109         108,126            (456)              9         (25,876)         54,081
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                     89,861          90,668           3,568           3,831          78,176          83,670
Benefit payments                                  -          (8,808)              -               -               -          (1,518)
Payments on termination                    (256,292)        (20,792)         (1,584)              -         (17,577)        (41,995)
Loans - net                                 (42,269)         (1,686)             (1)           (450)        (12,399)        (10,024)
Policy maintenance charge                   (51,885)        (53,125)         (2,000)         (1,797)        (42,637)        (45,249)
Transfers among the sub-accounts
  and with the Fixed Account - net           (4,149)        (15,011)            318             665           4,819         (11,569)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                 (264,734)         (8,754)            301           2,249          10,382         (26,685)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS          (262,625)         99,372            (155)          2,258         (15,494)         27,396

NET ASSETS AT BEGINNING OF PERIOD         1,007,786         908,414           5,344           3,086         648,622         621,226
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $    745,161    $  1,007,786    $      5,189    $      5,344    $    633,128    $    648,622
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                   28,798          29,066             491             287          25,676          26,573
      Units issued                            1,319           1,477             222             262           1,695           1,987
      Units redeemed                         (8,535)         (1,745)           (183)            (58)         (1,240)         (2,884)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period         21,582          28,798             530             491          26,131          25,676
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                            Fidelity Variable              Fidelity Variable              Fidelity Variable
                                          Insurance Products Fund        Insurance Products Fund        Insurance Products Fund
                                               Sub-Account                    Sub-Account                    Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                   VIP                             VIP                             VIP
                                                  Growth                     Growth & Income                   High Income
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014            2015            2014            2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $      1,918    $      1,317    $        566    $        379    $        876    $        854
Net realized gains (losses)                  49,578          36,451           1,557           2,838            (132)            468
Change in unrealized gains (losses)            (742)         38,740          (2,727)         (1,291)         (1,181)           (813)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                            50,754          76,508            (604)          1,926            (437)            509
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                     86,183          93,560           9,030           8,000           5,605           6,999
Benefit payments                                  -          (3,506)              -               -               -               -
Payments on termination                     (46,337)        (64,387)           (724)           (731)         (2,456)         (9,359)
Loans - net                                 (11,939)         (8,033)            238          (8,075)           (846)            232
Policy maintenance charge                   (52,641)        (52,877)         (4,841)         (4,485)         (3,999)         (4,561)
Transfers among the sub-accounts
  and with the Fixed Account - net           (2,918)         (8,833)            831              96             501             207
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                  (27,652)        (44,076)          4,534          (5,195)         (1,195)         (6,482)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS            23,102          32,432           3,930          (3,269)         (1,632)         (5,973)

NET ASSETS AT BEGINNING OF PERIOD           716,116         683,684          22,053          25,322          14,422          20,395
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $    739,218    $    716,116    $     25,983    $     22,053    $     12,790    $     14,422
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                   31,143          32,940           1,394           1,768             934           1,335
      Units issued                            1,645           2,059             429             319             226             243
      Units redeemed                         (2,790)         (3,856)           (142)           (693)           (300)           (644)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period         29,998          31,143           1,681           1,394             860             934
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                            Fidelity Variable                Fidelity Variable              Fidelity Variable
                                         Insurance Products Fund          Insurance Products Fund        Insurance Products Fund
                                               Sub-Account                     Sub-Account                     Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                   VIP                             VIP                             VIP
                                                Index 500               Index 500 - Service Class          Investment Grade Bond
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014            2015            2014            2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $     15,740    $     14,515    $      2,912    $      2,535    $      7,425    $      6,045
Net realized gains (losses)                  93,642          21,932          12,764           2,299             358             378
Change in unrealized gains (losses)         (95,276)         64,044         (13,029)         14,418          (9,446)          9,380
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                            14,106         100,491           2,647          19,252          (1,663)         15,803
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                     73,436          89,548          40,932          45,576          47,817          50,976
Benefit payments                                  -               -               -               -               -               -
Payments on termination                    (137,041)        (48,728)         (3,169)           (422)        (21,309)        (38,192)
Loans - net                                 (51,941)         74,636         (40,598)         (4,075)          1,154          (7,102)
Policy maintenance charge                   (50,691)        (58,930)        (19,719)        (19,261)        (21,723)        (22,403)
Transfers among the sub-accounts
  and with the Fixed Account - net              463          25,929             419             998          (1,240)          6,419
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                 (165,774)         82,455         (22,135)         22,816           4,699         (10,302)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS          (151,668)        182,946         (19,488)         42,068           3,036           5,501

NET ASSETS AT BEGINNING OF PERIOD           925,817         742,871         170,361         128,293         278,809         273,308
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $    774,149    $    925,817    $    150,873    $    170,361    $    281,845    $    278,809
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                   36,671          33,417          10,162           8,682          16,695          17,279
      Units issued                            6,798           6,113           1,480           2,022           1,799           2,292
      Units redeemed                        (13,210)         (2,859)         (2,752)           (542)         (1,523)         (2,876)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period         30,259          36,671           8,890          10,162          16,971          16,695
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                            Fidelity Variable               Fidelity Variable               Fidelity Variable
                                         Insurance Products Fund         Insurance Products Fund         Insurance Products Fund
                                               Sub-Account                     Sub-Account                     Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                   VIP                             VIP                             VIP
                                                 Mid Cap                       Money Market                      Overseas
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014            2015            2014            2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $        179    $         84    $         82    $         26    $      3,179    $      3,324
Net realized gains (losses)                   4,106           1,722               -               -           4,222           2,054
Change in unrealized gains (losses)          (4,761)            229               -               -           1,244         (25,362)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                              (476)          2,035              82              26           8,645         (19,984)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                     11,975          12,120          59,893          61,402          32,725          36,199
Benefit payments                                  -               -              (9)         (5,113)              -               -
Payments on termination                      (2,302)         (1,484)        (11,475)         (9,115)        (20,143)         (9,922)
Loans - net                                  (1,059)         (5,803)         (2,127)         (3,482)         (2,247)         (3,600)
Policy maintenance charge                    (6,534)         (6,337)        (27,303)        (25,471)        (16,965)        (17,916)
Transfers among the sub-accounts
  and with the Fixed Account - net             (270)            782          13,665            (394)         (7,029)          3,699
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                    1,810            (722)         32,644          17,827         (13,659)          8,460
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS             1,334           1,313          32,726          17,853          (5,014)        (11,524)

NET ASSETS AT BEGINNING OF PERIOD            33,169          31,856         272,395         254,542         232,695         244,219
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     34,503    $     33,169    $    305,121    $    272,395    $    227,681    $    232,695
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    1,950           1,991          19,869          18,471          11,743          11,329
      Units issued                              374             478           7,932           3,290             890           1,081
      Units redeemed                           (267)           (519)         (5,465)         (1,892)         (1,545)           (667)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          2,057           1,950          22,336          19,869          11,088          11,743
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                            Fidelity Variable               Fidelity Variable                    Franklin
                                         Insurance Products Fund          Insurance Products Fund         Templeton Investments
                                               Sub-Account                     Sub-Account                     Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                                                                                 Franklin
                                                                                                               High Income
                                                   VIP                             VIP                             VIP
                                               Real Estate                   Value Strategies                  Fund Class 1
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014            2015            2014            2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $        348    $        234    $         69    $         65    $        646    $      1,134
Net realized gains (losses)                     616           3,362             537             213            (148)            201
Change in unrealized gains (losses)            (288)          1,038            (749)             83          (1,491)           (906)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                               676           4,634            (143)            361            (993)            429
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      4,749           6,216           2,780           2,313           3,648           4,529
Benefit payments                                  -               -               -               -               -               -
Payments on termination                        (420)         (9,717)           (496)           (251)         (1,016)         (8,935)
Loans - net                                     129          (4,030)           (847)            231            (846)            232
Policy maintenance charge                    (2,309)         (3,289)         (1,820)         (1,551)         (2,112)         (2,808)
Transfers among the sub-accounts
  and with the Fixed Account - net            1,238            (371)              -              44           1,322             358
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                    3,387         (11,191)           (383)            786             996          (6,624)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS             4,063          (6,557)           (526)          1,147               3          (6,195)

NET ASSETS AT BEGINNING OF PERIOD            14,071          20,628           6,266           5,119          10,323          16,518
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     18,134    $     14,071    $      5,740    $      6,266    $     10,326    $     10,323
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      862           1,645             376             328             640           1,028
      Units issued                              298             251             109              98             226             186
      Units redeemed                            (89)         (1,034)           (130)            (50)           (163)           (574)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          1,071             862             355             376             703             640
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                 Franklin                        Franklin                        Franklin
                                           Templeton Investments           Templeton Investments           Templeton Investments
                                               Sub-Account                     Sub-Account                     Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                 Franklin                     Franklin Mutual                    Franklin
                                                  Income                          Global                          Mutual
                                                   VIP                          Discovery                         Shares
                                               Fund Class 1                  VIP Fund Class 1                 VIP Fund Class 1
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014            2015            2014            2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $        614    $        616    $         69    $         38    $        130    $         84
Net realized gains (losses)                     169             156             128             200             376             153
Change in unrealized gains (losses)          (1,650)           (270)           (287)           (130)           (685)             39
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                              (867)            502             (90)            108            (179)            276
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      3,114           3,915           1,320           1,169           1,419           1,519
Benefit payments                                  -               -               -               -               -               -
Payments on termination                      (3,627)           (701)             (7)           (345)           (311)            (55)
Loans - net                                       -               -              (4)           (376)              -               -
Policy maintenance charge                    (1,851)         (2,267)           (698)           (692)         (1,195)         (1,149)
Transfers among the sub-accounts
  and with the Fixed Account - net              495           3,571              37              45             163             (17)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                   (1,869)          4,518             648            (199)             76             298
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS            (2,736)          5,020             558             (91)           (103)            574

NET ASSETS AT BEGINNING OF PERIOD            15,824          10,804           1,871           1,962           3,921           3,347
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     13,088    $     15,824    $      2,429    $      1,871    $      3,818    $      3,921
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    1,063             761             120             134             267             245
      Units issued                              160             404              49              43              41              63
      Units redeemed                           (279)           (102)             (8)            (57)            (35)            (41)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period            944           1,063             161             120             273             267
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                 Franklin                        Franklin                        Franklin
                                          Templeton Investments           Templeton Investments           Templeton Investments
                                               Sub-Account                     Sub-Account                     Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                 Franklin                        Franklin                        Franklin
                                                  Small                         Small-Mid                       Strategic
                                                 Cap Value                     Cap Growth                        Income
                                             VIP Fund Class 1                VIP Fund Class 1                VIP Fund Class 1
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014            2015            2014            2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $        294    $        253    $          -    $          -    $        415    $        298
Net realized gains (losses)                   4,714           3,386           3,358           2,601             (35)            137
Change in unrealized gains (losses)          (7,496)         (3,254)         (3,520)         (1,584)           (631)           (282)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                            (2,488)            385            (162)          1,017            (251)            153
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      7,181           8,605           3,805           4,442           2,688           2,578
Benefit payments                                  -               -               -               -               -               -
Payments on termination                        (273)         (1,454)         (2,211)           (286)           (528)         (3,146)
Loans - net                                       -               -            (504)              -               -               -
Policy maintenance charge                    (4,144)         (3,969)         (2,674)         (2,637)           (994)         (1,057)
Transfers among the sub-accounts
  and with the Fixed Account - net            1,012            (673)            281            (199)            (56)            (25)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                    3,776           2,509          (1,303)          1,320           1,110          (1,650)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS             1,288           2,894          (1,465)          2,337             859          (1,497)

NET ASSETS AT BEGINNING OF PERIOD            31,981          29,087          14,307          11,970           5,620           7,117
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     33,269    $     31,981    $     12,842    $     14,307    $      6,479    $      5,620
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    1,853           1,700             806             726             376             486
      Units issued                              294             423             143             148             155             144
      Units redeemed                            (70)           (270)           (207)            (68)            (81)           (254)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          2,077           1,853             742             806             450             376
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                 Franklin                      Franklin
                                          Templeton Investments           Templeton Investments              Ibbotson Fund
                                                Sub-Account                  Sub-Account                      Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                Franklin                       Templeton                       Aggressive
                                             U.S. Government                    Global                          Growth
                                                Securities                       Bond                          ETF Asset
                                             VIP Fund Class 1               VIP Fund Class 1                   Allocation
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014           2015            2014             2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $        426    $        469    $      1,728    $      1,132    $      2,279    $      1,520
Net realized gains (losses)                     (56)   $        (34)             39              68           4,005           5,219
Change in unrealized gains (losses)            (253)            150          (2,699)           (714)        (10,652)         (1,484)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                               117             585            (932)            486          (4,368)          5,255
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      1,134           1,528           3,524           3,860          73,529          67,034
Benefit payments                                  -               -               -               -               -               -
Payments on termination                        (908)           (246)           (531)         (3,564)         (8,502)        (21,619)
Loans - net                                       -               -              (4)           (376)            (62)         (4,028)
Policy maintenance charge                    (1,143)         (1,293)         (2,401)         (2,735)        (42,680)        (36,988)
Transfers among the sub-accounts
  and with the Fixed Account - net               48             104             328             441           2,617           6,939
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                     (869)             93             916          (2,374)         24,902          11,337
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS              (752)            678             (16)         (1,888)         20,534          16,593

NET ASSETS AT BEGINNING OF PERIOD            16,575          15,897          22,358          24,246         134,215         117,622
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     15,823    $     16,575    $     22,342    $     22,358    $    154,749    $    134,215
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    1,314           1,306           1,358           1,504          10,261           9,419
      Units issued                               52              74             130             144           2,980           3,263
      Units redeemed                           (120)            (66)            (73)           (290)         (1,089)         (2,421)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          1,246           1,314           1,415           1,358          12,152          10,261
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                               Ibbotson Fund                 Ibbotson Fund                    Ibbotson Fund
                                                Sub-Account                  Sub-Account                       Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                  Balanced                   Conservative                         Growth
                                                    ETF                          ETF                                ETF
                                                   Asset                        Asset                              Asset
                                                Allocation                   Allocation                         Allocation
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015           2014            2015             2014           2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $      4,272    $      3,004    $        585    $        455    $      4,448    $      2,941
Net realized gains (losses)                   7,651           4,916             991             576           7,693           8,276
Change in unrealized gains (losses)         (17,055)            762          (1,975)           (175)        (19,076)            433
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                            (5,132)          8,682            (399)            856          (6,935)         11,650
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                     99,448          92,520          19,898          20,262         107,545         106,512
Benefit payments                                  -               -               -               -               -               -
Payments on termination                      (6,332)        (18,794)         (6,059)         (1,254)        (14,549)        (30,360)
Loans - net                                  (4,000)              -               -              (8)          8,786          (5,862)
Policy maintenance charge                   (57,850)        (49,368)         (9,713)         (9,881)        (56,709)        (53,626)
Transfers among the sub-accounts
  and with the Fixed Account - net            4,749           3,958              93             928           3,084             768
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                   36,015          28,316           4,219          10,047          48,157          17,432
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS            30,883          36,998           3,820          10,903          41,222          29,082

NET ASSETS AT BEGINNING OF PERIOD           220,303         183,305          36,432          25,529         243,341         214,259
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $    251,186    $    220,303    $     40,252    $     36,432    $    284,563    $    243,341
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                   16,263          14,179           2,919           2,109          17,841          16,478
      Units issued                            3,692           3,906             872           1,084           5,530           5,158
      Units redeemed                         (1,026)         (1,822)           (535)           (274)         (1,893)         (3,795)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period         18,929          16,263           3,256           2,919          21,478          17,841
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                              Ibbotson Fund                   Invesco Funds                   Invesco Funds
                                               Sub-Account                     Sub-Account                    Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                            Income and Growth
                                                   ETF                        Invesco V.I.                    Invesco V.I.
                                             Asset Allocation              American Franchise                American Value
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014           2015             2014            2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $      1,604    $        998    $          -    $         89    $         12    $         20
Net realized gains (losses)                   3,533           1,608          10,080           7,607             777             539
Change in unrealized gains (losses)          (6,567)           (602)            618           9,348          (1,093)           (156)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                            (1,430)          2,004          10,698          17,044            (304)            403
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                     43,941          39,705          19,572          21,950           1,642           1,930
Benefit payments                                  -               -               -          (3,051)              -               -
Payments on termination                      (8,081)         (4,726)        (13,565)        (10,878)              -            (293)
Loans - net                                       -               -          (9,188)         (5,847)         (1,132)              -
Policy maintenance charge                   (18,246)        (16,756)        (14,763)        (14,927)         (1,259)         (1,220)
Transfers among the sub-accounts
  and with the Fixed Account - net             (680)            528            (129)         (2,605)            169             (65)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                   16,934          18,751         (18,073)        (15,358)           (580)            352
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS            15,504          20,755          (7,375)          1,686            (884)            755

NET ASSETS AT BEGINNING OF PERIOD            70,414          49,659         215,867         214,181           4,514           3,759
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     85,918    $     70,414    $    208,492    $    215,867    $      3,630    $      4,514
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    5,461           3,991          14,569          15,676             250             228
      Units issued                            2,036           2,046             647           1,001              65              65
      Units redeemed                           (731)           (576)         (1,816)         (2,108)            (94)            (44)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          6,766           5,461          13,400          14,569             221             250
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                               Invesco Funds                  Invesco Funds                   Invesco Funds
                                                Sub-Account                    Sub-Account                    Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                                                                               Invesco V.I.
                                               Invesco V.I.                    Invesco V.I.               Growth and Income Fund
                                               Core Equity                Government Securities                 - Series I
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014            2015           2014             2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $        223    $        188    $        964    $      1,273    $      6,814    $      3,873
Net realized gains (losses)                   3,599             472             (18)            (60)         37,672          31,032
Change in unrealized gains (losses)          (4,871)          1,020            (800)            390         (51,362)        (13,383)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                            (1,049)          1,680             146           1,603          (6,876)         21,522
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      3,559           4,074           7,663           9,796          22,965          26,449
Benefit payments                                  -               -               -               -               -          (3,106)
Payments on termination                      (4,192)              -            (210)         (1,802)         (8,881)        (13,860)
Loans - net                                      17            (335)         (1,113)         (1,211)           (282)           (308)
Policy maintenance charge                    (1,471)         (1,742)         (5,016)         (7,079)        (13,983)        (16,379)
Transfers among the sub-accounts
  and with the Fixed Account - net             (723)         (1,026)          1,266           1,967           7,862            (351)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                   (2,810)            971           2,590           1,671           7,681          (7,555)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS            (3,859)          2,651           2,736           3,274             805          13,967

NET ASSETS AT BEGINNING OF PERIOD            22,750          20,099          41,327          38,053         227,150         213,183
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     18,891    $     22,750    $     44,063    $     41,327    $    227,955    $    227,150
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    1,234           1,179           3,722           3,569           7,354           7,889
      Units issued                              105             113             449             538             661             519
      Units redeemed                           (251)            (58)           (216)           (385)           (416)         (1,054)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          1,088           1,234           3,955           3,722           7,599           7,354
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                               Invesco Funds                 Invesco Funds                    Invesco Funds
                                                Sub-Account                   Sub-Account                      Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                                             Invesco V.I.
                                               Invesco V.I.                     Mid Cap                        Invesco V.I.
                                                High Yield                    Core Equity                   Value Opportunity
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014            2015            2014            2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $      1,336    $      1,224    $        315    $         39    $      1,857    $      1,014
Net realized gains (losses)                      62             156           9,550          12,419           7,210           3,457
Change in unrealized gains (losses)          (2,187)           (931)        (13,797)         (8,113)        (16,388)            696
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                              (789)            449          (3,932)          4,345          (7,321)          5,167
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      2,746           2,912           9,404           9,990          10,815          11,456
Benefit payments                                  -               -               -               -               -               -
Payments on termination                        (873)         (2,201)        (12,471)         (5,593)         (8,599)        (11,347)
Loans - net                                       -               -             590            (596)            203          (3,077)
Policy maintenance charge                    (2,032)         (2,297)         (5,500)         (6,244)         (5,364)         (5,841)
Transfers among the sub-accounts
  and with the Fixed Account - net              654             888           1,111             220             957            (274)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                      495            (698)         (6,866)         (2,223)         (1,988)         (9,083)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS              (294)           (249)        (10,798)          2,122          (9,309)         (3,916)

NET ASSETS AT BEGINNING OF PERIOD            24,342          24,591          98,018          95,896          74,381          78,297
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     24,048    $     24,342    $     87,220    $     98,018    $     65,072    $     74,381
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    1,980           2,035           4,604           4,705           4,497           5,047
      Units issued                              151             161             295             278             478             385
      Units redeemed                           (111)           (216)           (630)           (379)           (584)           (935)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          2,020           1,980           4,269           4,604           4,391           4,497
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                 Invesco
                                             Funds (Class II)             Janus Aspen Series                 Janus Aspen Series
                                               Sub-Account                    Sub-Account                       Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                               Invesco V.I.
                                              Mid Cap Growth                   Balanced                          Enterprise
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015             2014          2015             2014           2015             2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $          -    $          -    $        214    $        215    $        116    $         17
Net realized gains (losses)                  76,607          10,389             562             736           1,920           3,393
Change in unrealized gains (losses)         (78,764)          5,605            (699)             18          (1,520)         (1,876)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                            (2,157)         15,994              77             969             516           1,534
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      6,238           7,932           5,502           5,204           3,805           3,700
Benefit payments                                  -               -               -               -               -               -
Payments on termination                    (164,295)        (12,294)         (1,293)         (2,290)           (514)              -
Loans - net                                    (156)         (5,604)             (4)           (495)           (613)         (7,842)
Policy maintenance charge                    (4,098)         (4,498)         (3,605)         (4,244)         (1,789)         (1,591)
Transfers among the sub-accounts
  and with the Fixed Account - net            1,073          (6,034)           (315)             11             (78)          1,071
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                 (161,238)        (20,498)            285          (1,814)            811          (4,662)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS          (163,395)         (4,504)            362            (845)          1,327          (3,128)

NET ASSETS AT BEGINNING OF PERIOD           220,029         224,533          11,350          12,195          12,973          16,101
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     56,634    $    220,029    $     11,712    $     11,350    $     14,300    $     12,973
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    9,058           9,955             663             772             744           1,039
      Units issued                              133             178             191             167             201             240
      Units redeemed                         (6,884)         (1,075)           (174)           (276)           (156)           (535)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          2,307           9,058             680             663             789             744
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                              Janus Aspen Series             Janus Aspen Series             Janus Aspen Series
                                                 Sub-Account                    Sub-Account                    Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                              Flexible Bond                  Forty Portfolio                Global Technology
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014            2015           2014             2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $        399    $        563    $          -    $        114    $          -    $          -
Net realized gains (losses)                      56             (20)         19,248          22,210           1,643           2,167
Change in unrealized gains (losses)            (422)            224          (8,961)        (16,039)         (1,193)         (1,347)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                                33             767          10,287           6,285             450             820
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      1,840           1,965          11,432          11,788           2,468           2,590
Benefit payments                                  -               -          (1,363)              -               -               -
Payments on termination                           -            (253)         (4,936)         (2,353)              -            (359)
Loans - net                                       -               -          (5,340)           (266)           (384)         (4,036)
Policy maintenance charge                    (1,581)         (1,458)         (6,133)         (5,994)         (1,595)         (1,477)
Transfers among the sub-accounts
  and with the Fixed Account - net              530              67           9,552            (491)            (50)           (268)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                      789             321           3,212           2,684             439          (3,550)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS               822           1,088          13,499           8,969             889          (2,730)

NET ASSETS AT BEGINNING OF PERIOD            16,580          15,492          78,133          69,164           8,924          11,654
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     17,402    $     16,580    $     91,632    $     78,133    $      9,813    $      8,924
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    1,084           1,063           2,882           2,772             469             671
      Units issued                               84              58             677             352             106              81
      Units redeemed                            (33)            (37)           (530)           (242)            (83)           (283)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          1,135           1,084           3,029           2,882             492             469
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                               Janus Aspen
                                              Janus Aspen Series            Janus Aspen Series            Series (Service Shares)
                                                Sub-Account                   Sub-Account                      Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                               Mid Cap Value                     Overseas                Balanced (Service Shares)
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014            2015            2014            2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $         63    $         53    $        101    $        575    $      4,952    $      4,341
Net realized gains (losses)                     467             889            (529)          1,499          11,703           8,370
Change in unrealized gains (losses)            (723)           (505)         (1,141)         (3,969)        (15,534)          9,865
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                              (193)            437          (1,569)         (1,895)          1,121          22,576
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      2,044           2,187           5,201           6,782          38,973          39,355
Benefit payments                                  -               -               -               -               -               -
Payments on termination                           -            (168)           (249)            (17)        (19,109)           (813)
Loans - net                                     (23)         (2,876)           (495)        (10,553)          1,129          (5,284)
Policy maintenance charge                      (941)           (916)         (2,504)         (3,354)        (22,585)        (22,370)
Transfers among the sub-accounts
  and with the Fixed Account - net              287             201            (438)           (164)         (1,047)           (416)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                    1,367          (1,572)          1,515           7,306          (2,639)         10,472
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS             1,174          (1,135)            (54)         (9,201)         (1,518)         33,048

NET ASSETS AT BEGINNING OF PERIOD             4,362           5,497          16,152          25,353         298,792         265,744
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $      5,536    $      4,362    $     16,098    $     16,152    $    297,274    $    298,792
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      267             366           1,972           2,728          10,621          10,225
      Units issued                               97             101             593             553             756             735
      Units redeemed                            (13)           (200)           (415)         (1,309)           (854)           (339)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period            351             267           2,150           1,972          10,523          10,621
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                Janus Aspen                  Janus Aspen                      Janus Aspen
                                          Series (Service Shares)         Series (Service Shares)        Series (Service Shares)
                                                Sub-Account                  Sub-Account                      Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                              Global Research                Mid Cap Value
                                             (Service Shares)               (Service Shares)             Overseas (Service Shares)
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014            2015            2014            2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $        200    $        332    $      1,308    $      1,596    $        396    $      2,322
Net realized gains (losses)                     441             643          14,181          14,584             429           6,932
Change in unrealized gains (losses)          (1,567)          1,403         (20,209)         (5,821)         (7,886)        (19,024)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                              (926)          2,378          (4,720)         10,359          (7,061)         (9,770)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      4,009           4,177          16,565          17,322          12,191          12,595
Benefit payments                                  -               -          (2,509)              -               -               -
Payments on termination                        (835)         (1,433)        (10,466)         (2,316)         (4,389)         (6,864)
Loans - net                                     (16)             50            (643)         (5,737)            (78)           (311)
Policy maintenance charge                    (1,877)         (1,962)         (8,294)         (9,028)         (6,537)         (7,895)
Transfers among the sub-accounts
  and with the Fixed Account - net               51            (581)            235          (1,409)          5,291           4,983
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                    1,332             251          (5,112)         (1,168)          6,478           2,508
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS               406           2,629          (9,832)          9,191            (583)         (7,262)

NET ASSETS AT BEGINNING OF PERIOD            36,220          33,591         132,766         123,575          73,048          80,310
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     36,626    $     36,220    $    122,934    $    132,766    $     72,465    $     73,048
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    1,526           1,517           5,279           5,328           9,012           8,709
      Units issued                              109             109             458             450           1,558           1,419
      Units redeemed                            (51)           (100)           (662)           (499)           (767)         (1,116)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          1,584           1,526           5,075           5,279           9,803           9,012
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                 Lazard                     Legg Mason Partners            Legg Mason Partners
                                          Retirement Series, Inc.       Variable Portfolios I, Inc.     Variable Portfolios I, Inc.
                                                Sub-Account                   Sub-Account                       Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                                               Legg Mason                       Legg Mason
                                                                           ClearBridge Variable               Western Assets
                                                                               Large Cap                      Variable Global
                                          Emerging Markets Equity             Value Class I                   High Yield Bond
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015            2014            2015           2014             2015            2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $        308    $        473    $      2,094    $      2,477    $      5,864    $      7,379
Net realized gains (losses)                      25             513           5,487           8,885          (1,251)            644
Change in unrealized gains (losses)          (5,965)         (2,235)        (11,443)         (9,330)        (10,193)         (8,894)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                            (5,632)         (1,249)         (3,862)          2,032          (5,580)           (871)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      3,330           2,643          15,816           2,576          12,925          14,526
Benefit payments                                  -               -               -               -               -               -
Payments on termination                           -          (1,411)         (7,868)           (682)        (12,295)        (16,802)
Loans - net                                     413             155          (3,699)            359            (217)           (341)
Policy maintenance charge                    (1,410)         (1,601)         (9,018)         (1,776)         (7,227)         (7,781)
Transfers among the sub-accounts
  and with the Fixed Account - net              444             315             769         117,808           2,842           2,072
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                    2,777             101          (4,000)        118,285          (3,972)         (8,326)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS            (2,855)         (1,148)         (7,862)        120,317          (9,552)         (9,197)

NET ASSETS AT BEGINNING OF PERIOD            26,483          27,631         144,933          24,616          98,874         108,071
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     23,628    $     26,483    $    137,071    $    144,933    $     89,322    $     98,874
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      510             507           6,319           1,198           4,986           5,387
      Units issued                               74              50             376           5,194             538             482
      Units redeemed                            (15)            (47)           (543)            (73)           (740)           (883)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period            569             510           6,152           6,319           4,784           4,986
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                               MFS Variable                    MFS Variable                    MFS Variable
                                              Insurance Trust                Insurance Trust                  Insurance Trust
                                               Sub-Account                     Sub-Account                     Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                                               MFS Investors
                                                MFS High                          Growth
                                            Yield Portfolio                      Stock (*)                  MFS Investors Trust
                                       ----------------------------    ----------------------------    ----------------------------
                                          2015            2014            2015            2014            2015             2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $      3,731    $      3,332    $        411    $        239    $        141    $        128
Net realized gains (losses)                    (172)            698          14,819           3,623           1,805           1,218
Change in unrealized gains (losses)          (5,630)         (1,877)        (14,572)          1,126          (1,929)             69
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                            (2,071)          2,153             658           4,988              17           1,415
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      8,593          10,908           1,229           5,840           1,660           1,840
Benefit payments                                  -               -               -               -               -               -
Payments on termination                      (5,253)        (18,405)              -          (1,918)           (129)            (91)
Loans - net                                  (1,870)         (2,117)            133            (734)            144             137
Policy maintenance charge                    (4,883)         (5,713)           (884)         (3,472)           (935)           (964)
Transfers among the sub-accounts
  and with the Fixed Account - net              624             900         (49,938)            249             (57)            (15)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                   (2,789)        (14,427)        (49,460)            (35)            683             907
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS            (4,860)        (12,274)        (48,802)          4,953             700           2,322

NET ASSETS AT BEGINNING OF PERIOD            53,969          66,243          48,802          43,849          14,484          12,162
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     49,109    $     53,969     $         -    $     48,802    $     15,184    $     14,484
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    5,047           6,368           2,095           2,098             620             579
      Units issued                              521             747              33             163              57              68
      Units redeemed                           (774)         (2,068)          2,128            (166)            (28)            (27)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          4,794           5,047               -           2,095             649             620
                                       ============    ============    ============    ============    ============    ============

(*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                           MFS Variable             MFS Variable                   MFS Variable
                                         Insurance Trust          Insurance Trust                 Insurance Trust
                                           Sub-Account               Sub-Account                    Sub-Account
                                       ------------------   ----------------------------    ----------------------------
                                            MFS Mass
                                        Investors Growth
                                          Stock Series -              MFS New                           MFS
                                        Initial Class (*)            Discovery                      Total Return
                                       ------------------   ----------------------------    ----------------------------
                                              2015              2015            2014            2015            2014
                                       ------------------   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $              238   $          -    $          -    $      2,164    $      1,695
Net realized gains (losses)                         2,731         22,272          68,337           3,711           6,308
Change in unrealized gains (losses)                (3,644)       (29,661)        (91,536)         (6,249)         (1,050)
                                       ------------------   ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                                    (675)        (7,389)        (23,199)           (374)          6,953
                                       ------------------   ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                            3,702         17,379          17,860          13,651          16,244
Benefit payments                                        -              -          (3,739)              -               -
Payments on termination                            (2,765)      (155,560)         (4,131)         (2,649)        (21,747)
Loans - net                                           (18)        (2,274)        (10,049)          1,022           1,228
Policy maintenance charge                          (2,698)        (9,728)        (10,131)         (6,713)         (8,010)
Transfers among the sub-accounts
  and with the Fixed Account - net                 49,967          1,467           8,701              88              15
                                       ------------------   ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                         48,188       (148,716)         (1,489)          5,399         (12,270)
                                       ------------------   ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS                  47,513       (156,105)        (24,688)          5,025          (5,317)

NET ASSETS AT BEGINNING OF PERIOD                                299,458         324,146          78,518          83,835
                                       ------------------   ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $           47,513   $    143,353    $    299,458    $     83,543    $     78,518
                                       ==================   ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                              -          7,095           7,122           2,824           3,272
      Units issued                                  5,249            217             420             338             364
      Units redeemed                                 (430)         3,850            (447)           (146)           (812)
                                       ------------------   ------------    ------------    ------------    ------------
 Units outstanding at end of period                 4,819          3,462           7,095           3,016           2,824
                                       ==================   ============    ============    ============    ============

(*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                              MFS Variable                    MFS Variable                     Oppenheimer
                                            Insurance Trust                 Insurance Trust              Variable Account Funds
                                              Sub-Account                     Sub-Account                     Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                                                                               Oppenheimer
                                                  MFS                             MFS                         Conservative
                                               Utilities                         Value                       Balance Fund (*)
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015           2014            2015             2014           2015             2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $      2,842    $      1,621    $      1,383    $      1,220    $        195    $        159
Net realized gains (losses)                   6,119           6,506           3,709          12,761             238             125
Change in unrealized gains (losses)         (18,955)            844          (5,555)         (6,719)           (331)            351
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                            (9,994)          8,971            (463)          7,262             102             635
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      8,256           8,715           8,185           8,850           4,776           3,791
Benefit payments                                  -          (1,561)              -               -               -               -
Payments on termination                      (6,041)         (7,566)           (480)        (17,236)         (1,098)           (571)
Loans - net                                    (377)         (3,450)            248          (1,508)              -               -
Policy maintenance charge                    (4,369)         (4,912)         (3,867)         (5,322)         (2,907)         (2,400)
Transfers among the sub-accounts
  and with the Fixed Account - net            1,973            (685)            (79)        (12,343)            884              59
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                     (558)         (9,459)          4,007         (27,559)          1,655             879
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS           (10,552)           (488)          3,544         (20,297)          1,757           1,514

NET ASSETS AT BEGINNING OF PERIOD            69,946          70,434          56,724          77,021           8,995           7,481
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     59,394    $     69,946    $     60,268    $     56,724    $     10,752    $      8,995
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    1,261           1,432           2,242           3,364             809             729
      Units issued                              164              97             189             237             281             158
      Units redeemed                           (172)           (268)            (31)         (1,359)           (131)            (78)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          1,253           1,261           2,400           2,242             959             809
                                       ============    ============    ============    ============    ============    ============

(*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                Oppenheimer                     Oppenheimer                      Oppenheimer
                                          Variable Account Funds          Variable Account Funds           Variable Account Funds
                                                Sub-Account                     Sub-Account                     Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                                               Oppenheimer
                                              Oppenheimer                       Discovery                      Oppenheimer
                                               Core Bond                      MidCap Growth                   Equity Income
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015           2014            2015             2014           2015             2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $        137    $        142    $          -    $          -    $        211    $        115
Net realized gains (losses)                       1               9          14,140           5,874             721           1,554
Change in unrealized gains (losses)            (111)             41          (6,558)            784          (1,592)           (948)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                                27             192           7,582           6,658            (660)            721
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      1,228           1,086          12,656          15,875           1,966           2,741
Benefit payments                                  -               -               -               -               -               -
Payments on termination                           -            (144)         (5,670)        (13,990)              -          (4,519)
Loans - net                                       -               -            (964)           (275)           (504)              -
Policy maintenance charge                      (623)           (534)         (9,547)         (8,249)         (1,449)         (1,493)
Transfers among the sub-accounts
  and with the Fixed Account - net               72              14            (804)            486             161            (211)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                      677             422          (4,329)         (6,153)            174          (3,482)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS               704             614           3,253             505            (486)         (2,761)

NET ASSETS AT BEGINNING OF PERIOD             3,118           2,504         114,077         113,572           7,146           9,907
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $      3,822    $      3,118    $    117,330    $    114,077    $      6,660    $      7,146
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      328             282           6,030           6,351             402             618
      Units issued                               79              69             233             495              76              92
      Units redeemed                             (9)            (23)           (445)           (816)            (63)           (308)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period            398             328           5,818           6,030             415             402
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                               Oppenheimer                    Oppenheimer                      Oppenheimer
                                          Variable Account Funds         Variable Account Funds           Variable Account Funds
                                               Sub-Account                    Sub-Account                     Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                                              Oppenheimer                     Oppenheimer
                                                Oppenheimer                 Global Strategic                  Main Street
                                                  Global                        Income                         Small Cap
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015           2014            2015             2014           2015             2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $         83    $         66    $        264    $        178    $      5,489    $      5,201
Net realized gains (losses)                     528             416             (41)              -          99,304         109,482
Change in unrealized gains (losses)            (465)           (338)           (335)            (68)       (141,317)        (46,147)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                               146             144            (112)            110         (36,524)         68,536
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      2,306           1,901           1,642           1,371          64,709          71,702
Benefit payments                                  -               -               -               -          (1,631)              -
Payments on termination                        (329)           (278)              -             (62)        (26,150)        (58,410)
Loans - net                                       -               -               -               -          (6,430)        (12,134)
Policy maintenance charge                    (1,280)         (1,387)         (1,301)         (1,228)        (38,182)        (39,765)
Transfers among the sub-accounts
  and with the Fixed Account - net              514              46              41              69          (2,708)         (2,343)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                    1,211             282             382             150         (10,392)        (40,950)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS             1,357             426             270             260         (46,916)         27,586

NET ASSETS AT BEGINNING OF PERIOD             6,066           5,640           4,284           4,024         632,391         604,805
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $      7,423    $      6,066    $      4,554    $      4,284    $    585,475    $    632,391
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      414             394             321             310          14,939          16,172
      Units issued                              122              68              99              77             775           1,097
      Units redeemed                            (49)            (48)            (70)            (66)         (1,003)         (2,330)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period            487             414             350             321          14,711          14,939
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                           Oppenheimer Variable                  Panorama                      PIMCO Variable
                                             Account Funds (SS)              Series Fund, Inc.                Insurance Trust
                                               Sub-Account                     Sub-Account                      Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                               Oppenheimer                     Oppenheimer
                                               Global (SS)                 International Growth                Foreign Bond
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015           2014            2015             2014           2015             2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $      3,933    $      2,995    $      1,071    $      1,895    $      1,573    $        857
Net realized gains (losses)                  32,051          28,175          28,462           4,897             473             407
Change in unrealized gains (losses)         (22,409)        (23,934)        (27,184)        (18,783)         (1,865)          3,723
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                            13,575           7,236           2,349         (11,991)            181           4,987
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                     47,856          54,220          15,574          14,997           7,069           7,469
Benefit payments                                  -          (5,450)              -               -               -               -
Payments on termination                     (21,035)        (29,178)        (70,264)         (1,475)         (1,116)         (4,103)
Loans - net                                  (5,866)         (6,327)         (1,805)            271          (1,597)           (721)
Policy maintenance charge                   (25,059)        (26,153)         (8,881)         (8,435)         (3,524)         (3,534)
Transfers among the sub-accounts
  and with the Fixed Account - net           (4,861)         (4,662)             44           1,286             (92)            (82)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                   (8,965)        (17,550)        (65,332)          6,644             740            (971)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS             4,610         (10,314)        (62,983)         (5,347)            921           4,016

NET ASSETS AT BEGINNING OF PERIOD           349,994         360,308         157,469         162,816          49,645          45,629
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $    354,604    $    349,994    $     94,486    $    157,469    $     50,566    $     49,645
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                   15,222          15,993           5,016           4,734           2,394           2,446
      Units issued                            1,062           1,218             445             487             185             191
      Units redeemed                         (1,408)         (1,989)         (1,946)           (205)           (148)           (243)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period         14,876          15,222           3,515           5,016           2,431           2,394
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                              PIMCO Variable                   PIMCO Variable                PIMCO Variable
                                             Insurance Trust                  Insurance Trust               Insurance Trust
                                               Sub-Account                      Sub-Account                   Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                                                   PIMCO                           PIMCO
                                               Money Market                     Real Return                     Total Return
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015           2014            2015             2014           2015             2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $         15    $          9    $      4,391    $      1,544    $      9,804    $      4,136
Net realized gains (losses)                      16               1            (412)           (142)          2,593             338
Change in unrealized gains (losses)               -               -          (6,810)          1,651         (11,486)          3,174
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                                31              10          (2,831)          3,053             911           7,648
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                     25,254          27,855          17,118          19,416          25,569          27,409
Benefit payments                                  -          (1,007)              -               -               -               -
Payments on termination                      (2,691)         (9,108)        (15,744)         (9,045)         (9,943)         (9,424)
Loans - net                                  (6,197)         (1,723)           (757)         (1,892)         (3,080)         (3,086)
Policy maintenance charge                   (11,384)        (11,386)         (7,999)         (8,769)        (12,460)        (12,576)
Transfers among the sub-accounts
  and with the Fixed Account - net           (3,588)          4,984           3,255           4,898           2,839           7,929
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                    1,394           9,615          (4,127)          4,608           2,925          10,252
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS             1,425           9,625          (6,958)          7,661           3,836          17,900

NET ASSETS AT BEGINNING OF PERIOD           134,519         124,894         109,041         101,380         192,141         174,241
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $    135,944    $    134,519    $    102,083    $    109,041    $    195,977    $    192,141
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                   11,459          10,641           6,536           6,314           9,433           8,935
      Units issued                            1,278           2,176             900           1,029             959           1,184
      Units redeemed                         (1,159)         (1,358)         (1,147)           (807)           (814)           (686)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period         11,578          11,459           6,289           6,536           9,578           9,433
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                              Putnam Variable                Putnam Variable                       Rydex
                                             Trust (Class IA)               Trust (Class IA)                   Variable Trust
                                               Sub-Account                     Sub-Account                      Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                                                                                Guggenheim
                                                   VT                             VT                             VT U.S.
                                               High Yield                International Value Fund              Long Short
                                               (Class IA)                      (Class IA)                      Equity Fund
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015           2014            2015             2014           2015             2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $      4,660    $      4,027    $        312    $      1,370    $          -    $          -
Net realized gains (losses)                      42              55          10,736             407             967             378
Change in unrealized gains (losses)          (8,181)         (2,932)        (10,679)        (10,486)           (545)            504
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                            (3,479)          1,150             369          (8,709)            422             882
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      7,351           7,954           3,441           3,856           3,926           3,953
Benefit payments                                  -               -               -               -               -               -
Payments on termination                        (555)           (126)        (63,981)           (501)           (281)           (171)
Loans - net                                      38             (46)         (1,037)            (74)         (3,699)           (211)
Policy maintenance charge                    (3,902)         (4,064)         (1,523)         (1,903)         (1,818)         (2,023)
Transfers among the sub-accounts
  and with the Fixed Account - net           (3,747)            857          (2,145)            208             (41)         (1,398)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                     (815)          4,575         (65,245)          1,586          (1,913)            150
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS            (4,294)          5,725         (64,876)         (7,123)         (1,491)          1,032

NET ASSETS AT BEGINNING OF PERIOD            68,567          62,842          85,382          92,505          33,202          32,170
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     64,273    $     68,567    $     20,506    $     85,382    $     31,711    $     33,202
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    2,544           2,376           3,479           3,418           1,427           1,421
      Units issued                              196             212             115             130             115             109
      Units redeemed                           (226)            (44)         (2,743)            (69)           (196)           (103)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          2,514           2,544             851           3,479           1,346           1,427
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                               T. Rowe Price                 T. Rowe Price                         The
                                            Equity Series, Inc.            Equity Series, Inc.               Alger Portfolios
                                                Sub-Account                  Sub-Account                       Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                                                                                 Alger
                                              T. Rowe Price                 T. Rowe Price                      Balanced
                                            Blue Chip Growth                Equity Income                      Class I-2
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015           2014            2015             2014           2015             2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $          -    $          -    $      7,350    $      7,374    $         35    $         27
Net realized gains (losses)                  15,280          13,517          23,301          13,265              31              51
Change in unrealized gains (losses)           4,786           4,267         (59,150)         10,168             (46)             31
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                            20,066          17,784         (28,499)         30,807              20             109
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                     20,164          21,625          47,413          53,333             854             691
Benefit payments                                  -               -          (1,363)              -               -               -
Payments on termination                     (25,835)        (22,505)        (39,032)        (35,274)              -            (210)
Loans - net                                    (110)         (1,690)        (16,137)         (2,935)              -               -
Policy maintenance charge                   (15,281)        (15,704)        (22,484)        (25,272)           (547)           (466)
Transfers among the sub-accounts
  and with the Fixed Account - net           (2,257)            845           4,704             328             190              (5)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                  (23,319)        (17,429)        (26,899)         (9,820)            497              10
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS            (3,253)            355         (55,398)         20,987             517             119

NET ASSETS AT BEGINNING OF PERIOD           199,316         198,961         430,833         409,846           1,399           1,280
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $    196,063    $    199,316    $    375,435    $    430,833    $      1,916    $      1,399
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    7,926           8,637          13,974          14,273             103             103
      Units issued                              283             473           1,044           1,204              58              40
      Units redeemed                         (1,189)         (1,184)         (1,945)         (1,503)            (22)            (40)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          7,020           7,926          13,073          13,974             139             103
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                  The                            The                              The
                                            Alger Portfolios               Alger Portfolios                 Alger Portfolios
                                               Sub-Account                    Sub-Account                     Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                                                 Alger                           Alger
                                                  Alger                        Large Cap                         MidCap
                                          Capital Appreciation                  Growth                           Growth
                                                Class I-2                      Class I-2                       Class I-2
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015           2014            2015             2014           2015             2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $        194    $        218    $          -    $        394    $          -    $          -
Net realized gains (losses)                  37,020          42,912          35,786          50,062          11,311           5,903
Change in unrealized gains (losses)         (22,694)        (13,716)        (30,664)        (25,020)        (15,374)         19,327
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                            14,520          29,414           5,122          25,436          (4,063)         25,230
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                     29,389          26,959          29,255          30,143          38,345          38,864
Benefit payments                                  -          (3,524)         (1,412)         (3,247)         (4,212)         (3,215)
Payments on termination                     (24,824)         (9,874)        (21,155)        (14,328)        (26,898)        (10,276)
Loans - net                                  (5,276)         (6,275)         (7,197)         (3,957)           (114)         (2,163)
Policy maintenance charge                   (18,341)        (18,625)        (14,836)        (14,752)        (22,511)        (24,371)
Transfers among the sub-accounts
  and with the Fixed Account - net           (2,055)            788          (2,135)         (3,426)         (1,531)         (1,670)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                  (21,107)        (10,551)        (17,480)         (9,567)        (16,921)         (2,831)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS            (6,587)         18,863         (12,358)         15,869         (20,984)         22,399

NET ASSETS AT BEGINNING OF PERIOD           239,775         220,912         255,284         239,415         341,098         318,699
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $    233,188    $    239,775    $    242,926    $    255,284    $    320,114    $    341,098
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    5,912           6,305          10,768          11,187          10,299          10,339
      Units issued                              578             514             691             867             697             724
      Units redeemed                           (917)           (907)         (1,341)         (1,286)         (1,087)           (764)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          5,573           5,912          10,118          10,768           9,909          10,299
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                              The Universal                 The Universal                   The Universal
                                         Institutional Funds, Inc.      Institutional Funds, Inc.       Institutional Funds, Inc.
                                              Sub-Account                   Sub-Account                       Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                             Morgan Stanley                   Morgan Stanley                 Morgan Stanley
                                                  UIF                             UIF                             UIF
                                             Emerging Markets                    Growth                     U.S. Real Estate
                                                Class I                          Class I                         Class I
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015           2014            2015             2014           2015             2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $         99    $         46    $          -    $          -    $      1,666    $      1,568
Net realized gains (losses)                       1             227          10,136           6,201           1,343           1,665
Change in unrealized gains (losses)          (1,510)           (708)         (2,393)         (2,533)           (208)         24,898
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                            (1,410)           (435)          7,743           3,668           2,801          28,131
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      3,224           3,100           6,237           8,387          14,933          14,450
Benefit payments                                  -               -               -               -               -               -
Payments on termination                           -               -            (719)         (1,181)         (1,165)         (3,896)
Loans - net                                     (12)         (1,503)           (940)           (878)           (325)         (1,211)
Policy maintenance charge                    (1,362)         (1,338)         (3,824)         (7,254)         (9,548)         (9,228)
Transfers among the sub-accounts
  and with the Fixed Account - net              722             439             309            (587)           (287)           (583)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                    2,572             698           1,063          (1,513)          3,608            (468)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS             1,162             263           8,806           2,155           6,409          27,663

NET ASSETS AT BEGINNING OF PERIOD            11,305          11,042          63,021          60,866         122,837          95,174
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $     12,467    $     11,305    $     71,827    $     63,021    $    129,246    $    122,837
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    1,309           1,221           2,222           2,275           2,846           2,860
      Units issued                              345             273             166             148             189             186
      Units redeemed                            (37)           (185)           (144)           (201)           (104)           (200)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          1,617           1,309           2,244           2,222           2,931           2,846
                                       ============    ============    ============    ============    ============    ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                            Van Eck Worldwide               Van Eck Worldwide               Van Eck Worldwide
                                            Insurance Trust                  Insurance Trust                  Insurance Trust
                                               Sub-Account                     Sub-Account                     Sub-Account
                                       ----------------------------    ----------------------------    ----------------------------
                                                                                                                 Van Eck
                                                Van Eck                         Van Eck                         Worldwide
                                               Worldwide                       Worldwide                      Multi-Manager
                                            Emerging Markets                   Hard Assets                   Alternatives (*)
                                       ----------------------------    ----------------------------    ----------------------------
                                           2015           2014            2015             2014           2015             2014
                                       ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income                  $        610    $        616    $         16    $         62    $          -    $          -
Net realized gains (losses)                   5,975          16,018          (5,620)            554             269             271
Change in unrealized gains (losses)         (23,019)        (17,139)         (8,314)        (13,403)           (321)           (439)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from operations                           (16,434)           (505)        (13,918)        (12,787)            (52)           (168)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                     14,786          15,606          10,471           8,430             847           1,977
Benefit payments                                  -               -               -               -               -               -
Payments on termination                      (3,757)         (8,329)         (7,863)           (880)              -               -
Loans - net                                    (773)         (5,938)         (4,922)         (2,056)             30          (1,545)
Policy maintenance charge                    (8,949)         (9,542)         (4,807)         (5,771)           (366)           (912)
Transfers among the sub-accounts
  and with the Fixed Account - net            1,314             570          (8,840)          2,646         (15,938)            153
                                       ------------    ------------    ------------    ------------    ------------    ------------

Increase (decrease) in net assets
  from policy transactions                    2,621          (7,633)        (15,961)          2,369         (15,427)           (327)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS           (13,813)         (8,138)        (29,879)        (10,418)        (15,479)           (495)

NET ASSETS AT BEGINNING OF PERIOD           115,762         123,900          58,329          68,747          15,479          15,974
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD            $    101,949    $    115,762    $     28,450    $     58,329    $          -    $     15,479
                                       ============    ============    ============    ============    ============    ============

ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    3,502           3,733           1,987           1,894           1,287           1,313
      Units issued                              267             236             408             250              60             117
      Units redeemed                           (183)           (467)           (939)           (157)         (1,347)           (143)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Units outstanding at end of period          3,586           3,502           1,456           1,987               -           1,287
                                       ============    ============    ============    ============    ============    ============

(*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   ORGANIZATION

     Allstate Life of New York Variable Life Separate Account A (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company of New York ("Allstate New York"). The assets of the Account are legally segregated from those of Allstate New York. Allstate New York is wholly owned by Allstate Life Insurance Company, which is a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by Allstate Insurance Holdings, LLC, which is wholly owned by The Allstate Corporation. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     The assets within the Account are legally segregated from each other into sub-accounts (the "sub-accounts"). Allstate New York issues three life insurance policies, the Consultant Protector, the Consultant Accumulator, and Total Accumulator (collectively the "Policies"), the deposits of which are invested at the direction of the policyholders in the sub-accounts that comprise the Account. Consultant Accumulator and Consultant Protector accept additional deposits from existing policyholders but are closed to new policyholders. Absent any policy provisions wherein Allstate New York contractually guarantees a specified death benefit, variable life policyholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-account names listed below correspond to the mutual fund portfolios (Fund or Funds) in which they invest:

     ALLIANCEBERNSTEIN FUND                   FRANKLIN TEMPLETON INVESTMENTS
        VPS Growth and Income Class A            (CONTINUED)
        VPS International Growth Class A         Franklin Mutual Global
        VPS International Value Class A            Discovery VIP Fund Class 1
        VPS Small Cap Growth Class A             Franklin Mutual Shares VIP
        VPS Small/Mid Cap Value Class A            Fund Class 1
     DEUTSCHE INVESTMENTS                        Franklin Small Cap Value
      VARIABLE INSURANCE TRUST                     VIP Fund Class 1
        Deutsche Equity 500 Index VIP            Franklin Small-Mid Cap Growth
          Class A                                  VIP Fund Class 1
        Deutsche Small Cap Index VIP             Franklin Strategic Income VIP
          Class A                                  Fund Class 1
     DEUTSCHE VARIABLE SERIES II                 Franklin U.S. Government
        Deutsche Global Income Builder             Securities VIP Fund Class 1
          VIP Class A                            Templeton Global Bond VIP
     FIDELITY VARIABLE INSURANCE                   Fund Class 1
      PRODUCTS FUND                           IBBOTSON FUND
        VIP Asset Manager                        Aggressive Growth ETF Asset
        VIP Contrafund                             Allocation
        VIP Emerging Markets                     Balanced ETF Asset Allocation
        VIP Equity-Income                        Conservative ETF Asset
        VIP Growth                                 Allocation
        VIP Growth & Income                      Growth ETF Asset Allocation
        VIP High Income                          Income and Growth ETF Asset
        VIP Index 500                              Allocation
        VIP Index 500 - Service Class         INVESCO FUNDS
        VIP Investment Grade Bond                Invesco V.I. American
        VIP Mid Cap VIP Money Market               Franchise
        VIP Overseas VIP Real Estate             Invesco V.I. American Value
        VIP Value Strategies                     Invesco V.I. Core Equity
     FRANKLIN TEMPLETON INVESTMENTS              Invesco V.I. Government
        Franklin High Income VIP Fund              Securities
          Class 1                                Invesco V.I. Growth and Income
        Franklin Income VIP Fund Class 1           Fund-Series I
                                                 Invesco V.I. High Yield
                                                 Invesco V.I. Mid Cap Core
                                                   Equity
                                                 Invesco V.I. Value Opportunity
                                              INVESCO FUNDS (CLASS II)
                                                 Invesco V.I. Mid Cap Growth
                                              JANUS ASPEN SERIES
                                                 Balanced

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     JANUS ASPEN SERIES (CONTINUED)           OPPENHEIMER VARIABLE ACCOUNT
        Enterprise                             FUNDS (CONTINUED)
        Flexible Bond                            Oppenheimer Main Street
        Forty Portfolio                            Small Cap
        Global Technology                     OPPENHEIMER VARIABLE ACCOUNT
        Mid Cap Value                          FUNDS (SS)
        Overseas                                 Oppenheimer Global (SS)
     JANUS ASPEN SERIES (SERVICE SHARES)      PANORAMA SERIES FUND, INC.
        Balanced (Service Shares)                Oppenheimer International
        Global Research (Service Shares)           Growth
        Mid Cap Value (Service Shares)        PIMCO VARIABLE INSURANCE TRUST
        Overseas (Service Shares)                Foreign Bond
     LAZARD RETIREMENT SERIES, INC.              Money Market
        Emerging Markets Equity                  PIMCO Real Return
     LEGG MASON PARTNERS VARIABLE                PIMCO Total Return
      PORTFOLIO I, INC.                       PUTNAM VARIABLE TRUST (CLASS IA)
        Legg Mason ClearBridge Variable Large    VT High Yield (Class IA)
          Cap Value Class I                      VT International Value Fund
        Legg Mason Western Assets Variable         (Class IA)
          Global High Yield Bond              RYDEX VARIABLE TRUST
     MFS VARIABLE INSURANCE TRUST                Guggenheim VT U.S. Long Short
        MFS High Yield Portfolio                   Equity Fund
        MFS Investors Growth Stock(*)         T. ROWE PRICE EQUITY SERIES, INC.
        MFS Investors Trust                      T. Rowe Price Blue Chip Growth
        MFS Mass Investors Growth Stock          T. Rowe Price Equity Income
          Series - Initial Class(*)           THE ALGER PORTFOLIOS
        MFS New Discovery                        Alger Balanced Class I-2
        MFS Total Return                         Alger Capital Appreciation
        MFS Utilities                              Class I-2
        MFS Value                                Alger Large Cap Growth
     OPPENHEIMER VARIABLE ACCOUNT FUNDS            Class I-2
        Oppenheimer Conservative Balance         Alger MidCap Growth Class I-2
          Fund(*)                             THE UNIVERSAL INSTITUTIONAL
        Oppenheimer Core Bond                    FUNDS, INC.
        Oppenheimer Discovery MidCap Growth      Morgan Stanley UIF Emerging
        Oppenheimer Equity Income                  Markets Class I
        Oppenheimer Global                       Morgan Stanley UIF Growth
        Oppenheimer Global Strategic Income        Class I
                                                 Morgan Stanley UIF U.S. Real
                                                   Estate Class I
                                              VAN ECK WORLDWIDE INSURANCE TRUST
                                                 Van Eck Worldwide Emerging
                                                   Markets
                                                 Van Eck Worldwide Hard Assets
                                                 Van Eck Worldwide Multi-Manager
                                                   Alternatives(*)

     (*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

     The net assets are affected by the investment results of each Fund, transactions by policyholders and certain contract expenses (see Note 5). Policyholders' interests consist of accumulation units of the sub-account. The accompanying financial statements include only policyholders' purchase payments applicable to the variable portions of their policies and exclude any purchase payments directed by the policyholder to the "Fixed Account" in which the policyholders' deposits are included in the Allstate New York general account assets and earn a fixed rate of return.

     A policyholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.

     Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     mutual fund portfolios may be similar to and may in fact be modeled after publicly traded mutual funds, the underlying mutual fund portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual fund portfolios may differ substantially.

2.   PORTFOLIO CHANGES

     The operations of the following sub-accounts were affected by the following changes that occurred during the year ended December 31, 2015:

          The following sub-accounts were closed during the year ended December 31, 2015:

               - MFS Investors Growth Stock (Fund ceased operations on March 27, 2015)

               - Van Eck Worldwide Multi-Manager Alternatives (Fund ceased operations on June 3, 2015)

          The following sub-account opened during the year ended December 31, 2015:

               - MFS Mass Investors Growth Stock Series - Initial Class (Fund launched on March 27, 2015)

          The following sub-account changed its name during the year ended December 31, 2015:

               FORMER NAME:                   NEW NAME:

               Oppenheimer Capital Income     Oppenheimer Conservative Balance
                                              Fund

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Account is an investment company and, accordingly, follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board Accounting Standards Codification Topic 946 - Investment Companies, which is part of GAAP.

     INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on the reported net asset values of each corresponding Fund, which in turn value their investment securities at fair value. The difference between cost and fair value of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.

     DIVIDENDS - Dividends declared by the Funds are recognized on the ex-dividend date.

     NET REALIZED GAINS AND LOSSES - Net realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the sub-accounts and the cost of such shares, which is determined on a weighted average basis, and realized gain distributions received from the underlying mutual fund portfolios. Transactions are recorded on a trade date basis. Distributions of net realized gains are recorded on the Funds' ex-distribution date.

     FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined by the Internal Revenue Code of 1986 ("Code"). In order to qualify as a segregated asset account, each sub-account is required to satisfy the diversification requirements of Section 817(h) of the Code. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The operations of the Account are included in the tax return of Allstate New York. Allstate New York is taxed as a life insurance company under the Code and joins with The Allstate Corporation and its eligible domestic subsidiaries in the filing of a consolidated federal income tax return. No income taxes are allocable to the Account. The Account had no liability for unrecognized tax benefits as of December 31, 2015. The Account believes that it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     USE OF ESTIMATES - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

4.   FAIR VALUE OF ASSETS

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets recorded on the Statements of Net Assets at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

        LEVEL 1: Assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Account can access.

        LEVEL   2: Assets whose values are based on the following:
                (a) Quoted prices for similar assets in active markets;
                (b) Quoted prices for identical or similar assets in markets that are not active; or
                (c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

        LEVEL 3: Assets whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Account's estimates of the assumptions that market participants would use in valuing the assets.

     In determining fair value, the Account uses the market approach which generally utilizes market transaction data for the same or similar instruments. All investments during the reporting period consist of shares of the Funds that have daily quoted net asset values for identical assets that the sub-account can access and are categorized as Level 1. Net asset values for these actively traded Funds are obtained daily from the Funds' managers. The Account's policy is to recognize transfers of securities among the levels at the beginning of the reporting period.

5.   EXPENSES

     SURRENDER CHARGE - In the event the policy is surrendered, a withdrawal charge may be imposed. The charge is assessed if the policy is surrendered during a specified time, which ranges from 9 to 14 years depending upon the policy, and varies based upon several variables including the policyholder's age and Account value at the time of surrender. This charge ranges from $3.32 to $49.00 per $1,000 of face amount. These amounts are included in payments on termination on the Statements of Changes in Net Assets.

     MONTHLY DEDUCTIONS - On each monthly deduction day (the same day in each month as the Issue Date, or the last day of the month if a month does not have that day), Allstate New York will deduct from the policy value an amount to cover certain charges and expenses incurred in connection with the policy. The monthly deduction is intended to compensate Allstate New York for expenses incurred in connection with the cost of insurance, mortality and expense risk charges, administrative expense charges, and policy fees. The monthly deductions are recognized as a redemption of units and are included in policy maintenance charge reported in the Statements of Changes in Net Assets. They are as follows:

     COST OF INSURANCE - On all policies, Allstate New York charges each policyholder monthly for cost of insurance. The cost of insurance is determined based upon several variables, including the policyholder's age and gender, the policy year, the face amount and the underwriting class.

     MORTALITY AND EXPENSE RISK CHARGE - The mortality and expense risk charge covers insurance benefits available with the policies and certain expenses of the policies. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the policies. Allstate New York deducts charges daily at a rate ranging from 0.05% to 0.55% per annum of the net policy value and vary based on the policy year.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     ADMINISTRATIVE EXPENSE CHARGE - Allstate New York deducts an administrative expense charge on a monthly basis to cover expenses incurred in evaluating the insured person's risk, issuing the policy, and sales expenses. The annual amount of this charge ranges from $0.09 to $2.50 per $1,000 of face amount depending upon the policy and the policy year.

     POLICY FEE - On all policies, Allstate New York deducts a policy fee on a monthly basis to cover expenses such as salaries, postage and periodic reports. This fee ranges from $10 to $15 per month depending upon the policy and the policy year.

6.   PURCHASES OF INVESTMENTS

     The cost of investments purchased during the year ended December 31, 2015 was as follows:

                                                                                         Purchases
                                                                                      ---------------
     Investments in the AllianceBernstein Fund Sub-Accounts:
                 VPS Growth and Income Class A                                        $         3,625
                 VPS International Growth Class A                                               2,740
                 VPS International Value Class A                                                2,049
                 VPS Small Cap Growth Class A                                                   8,001
                 VPS Small/Mid Cap Value Class A                                                  853

     Investments in the Deutsche Investments Variable Insurance Trust Sub-Accounts :
                 Deutsche Equity 500 Index VIP Class A                                         25,713
                 Deutsche Small Cap Index VIP Class A                                           9,139

     Investments in the Deutsche Variable Series II Sub-Account:
                 Deutsche Global Income Builder VIP Class A                                     8,777

     Investments in the Fidelity Variable Insurance Products Fund Sub-Accounts:
                 VIP Asset Manager                                                             12,788
                 VIP Contrafund                                                               121,897
                 VIP Emerging Markets                                                           2,362
                 VIP Equity-Income                                                            122,167
                 VIP Growth                                                                    62,472
                 VIP Growth & Income                                                            8,466
                 VIP High Income                                                                4,430
                 VIP Index 500                                                                185,340
                 VIP Index 500 - Service Class                                                 28,100
                 VIP Investment Grade Bond                                                     37,807
                 VIP Mid Cap                                                                   10,554
                 VIP Money Market                                                             110,430
                 VIP Overseas                                                                  21,963
                 VIP Real Estate                                                                5,577
                 VIP Value Strategies                                                           1,917

     Investments in the Franklin Templeton Investments Sub-Accounts:
                 Franklin High Income VIP Fund Class 1                                          4,255
                 Franklin Income VIP Fund Class 1                                               2,951
                 Franklin Mutual Global Discovery VIP Fund Class 1                                968
                 Franklin Mutual Shares VIP Fund Class 1                                          995
                 Franklin Small Cap Value VIP Fund Class 1                                      9,901
                 Franklin Small-Mid Cap Growth VIP Fund Class 1                                 5,932
                 Franklin Strategic Income VIP Fund Class 1                                     2,820
                 Franklin U.S. Government Securities VIP Fund Class 1                           1,081
                 Templeton Global Bond VIP Fund Class 1                                         3,946

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   PURCHASES OF INVESTMENTS (CONTINUED):

                                                                                         Purchases
                                                                                      ---------------
     Investments in the Ibbotson Fund Sub-Accounts:
                 Aggressive Growth ETF Asset Allocation                               $        44,052
                 Balanced ETF Asset Allocation                                                 60,869
                 Conservative ETF Asset Allocation                                             12,512
                 Growth ETF Asset Allocation                                                   83,735
                 Income and Growth ETF Asset Allocation                                        31,342

     Investments in the Invesco Funds Sub-Accounts:
                 Invesco V.I. American Franchise                                               10,979
                 Invesco V.I. American Value                                                    1,645
                 Invesco V.I. Core Equity                                                       4,171
                 Invesco V.I. Government Securities                                             5,985
                 Invesco V.I. Growth and Income Fund - Series I                                61,557
                 Invesco V.I. High Yield                                                        3,216
                 Invesco V.I. Mid Cap Core Equity                                              15,107
                 Invesco V.I. Value Opportunity                                                14,712

     Investments in the Invesco Funds (Class II) Sub-Account:
                 Invesco V.I. Mid Cap Growth                                                    7,861

     Investments in the Janus Aspen Series Sub-Accounts:
                 Balanced                                                                       3,875
                 Enterprise                                                                     5,105
                 Flexible Bond                                                                  1,779
                 Forty Portfolio                                                               36,721
                 Global Technology                                                              3,347
                 Mid Cap Value                                                                  2,106
                 Overseas                                                                       5,303

     Investments in the Janus Aspen Series (Service Shares) Sub-Accounts:
                 Balanced (Service Shares)                                                     35,364
                 Global Research (Service Shares)                                               2,831
                 Mid Cap Value (Service Shares)                                                24,945
                 Overseas (Service Shares)                                                     15,329

     Investments in the Lazard Retirement Series, Inc. Sub-Account:
                 Emerging Markets Equity                                                        3,868

     Investments in the Legg Mason Partners Variable Portfolios I, Inc. Sub-Accounts:
                 Legg Mason ClearBridge Variable Large Cap Value Class I                       16,357
                 Legg Mason Western Assets Variable Global High Yield Bond                     16,546

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   PURCHASES OF INVESTMENTS (CONTINUED):

                                                                                         Purchases
                                                                                      ---------------
     Investments in the MFS Variable Insurance Trust Sub-Accounts:
                 MFS High Yield Portfolio                                             $         9,357
                 MFS Investors Growth Stock (*)                                                 5,506
                 MFS Investors Trust                                                            3,142
                 MFS Mass Investors Growth Stock Series - Initial Class (*)                    55,525
                 MFS New Discovery                                                             14,125
                 MFS Total Return                                                              14,692
                 MFS Utilities                                                                 16,214
                 MFS Value                                                                      9,656

     Investments in the Oppenheimer Variable Account Funds Sub-Accounts:
                 Oppenheimer Conservative Balance Fund (*)                                      3,342
                 Oppenheimer Core Bond                                                            899
                 Oppenheimer Discovery MidCap Growth                                           15,042
                 Oppenheimer Equity Income                                                      2,036
                 Oppenheimer Global                                                             2,440
                 Oppenheimer Global Strategic Income                                            1,594
                 Oppenheimer Main Street Small Cap                                            124,924

     Investments in the Oppenheimer Variable Account Funds (SS) Sub-Account:
                 Oppenheimer Global (SS)                                                       53,914

     Investments in the Panorama Series Fund, Inc. Sub-Account:
                 Oppenheimer International Growth                                              18,583

     Investments in the PIMCO Variable Insurance Trust Sub-Accounts:
                 Foreign Bond                                                                   5,673
                 Money Market                                                                  15,032
                 PIMCO Real Return                                                             19,413
                 PIMCO Total Return                                                            31,642

     Investments in the Putnam Variable Trust (Class IA) Sub-Accounts:
                 VT High Yield (Class IA)                                                       9,982
                 VT International Value Fund (Class IA)                                         3,234

     Investments in the Rydex Variable Trust Sub-Account:
                 Guggenheim VT U.S. Long Short Equity Fund                                      2,734

     Investments in the T. Rowe Price Equity Series, Inc. Sub-Accounts:
                 T. Rowe Price Blue Chip Growth                                                 7,604
                 T. Rowe Price Equity Income                                                   47,070

     Investments in the The Alger Portfolios Sub-accounts:
                 Alger Balanced Class I-2                                                         839
                 Alger Capital Appreciation Class I-2                                          44,561
                 Alger Large Cap Growth Class I-2                                              42,960
                 Alger Midcap Growth Class I-2                                                 20,235

      (*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   PURCHASES OF INVESTMENTS (CONTINUED):

                                                                                         Purchases
                                                                                      ---------------
     Investments in the The Universal Institutional Funds, Inc. Sub-Accounts:
                 Morgan Stanley UIF Emerging Markets Class I                          $         2,990
                 Morgan Stanley UIF Growth Class I                                             13,780
                 Morgan Stanley UIF U.S. Real Estate Class I                                    9,817

     Investments in the Van Eck Worldwide Insurance Trust Sub-Accounts:
                 Van Eck Worldwide Emerging Markets                                            15,128
                 Van Eck Worldwide Hard Assets                                                  9,988
                 Van Eck Worldwide Multi-Manager Alternatives (*)                               1,377
                                                                                      ---------------
                                                                                      $     2,016,285
                                                                                      ===============

      (*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

7.   FINANCIAL HIGHLIGHTS

     A summary of accumulation units outstanding, accumulation unit values, net assets, net investment income ratios, and total return ratios by sub-accounts is presented below for each of the five years in the period ended December 31, 2015.

     ITEMS in THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

     * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the Fund manager, divided by the average net assets. These ratios exclude those expenses that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests. The investment income ratio for each product may differ due to the timing of policy transactions.

     Sub-accounts with a date notation indicate the effective date of that investment option in the Account. Consistent with the total return the investment income ratio is calculated for the period or from the effective date through the end of the reporting period. The investment income ratio for closed funds is calculated from the beginning of period, or from the effective date, through the last day the fund was open. The investment income ratio is reported at zero when no dividend is received in the Sub-Account during the period or the net asset value at the end of the period is zero.

     ** TOTAL RETURN - These amounts represent the total return for periods indicated, including changes in the value of the underlying Fund. The products currently sold through the Account do not contain expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units. The total return is calculated as the change in the accumulation unit value during the reporting period, or the effective period if less than the reporting period, divided by the beginning of period accumulation unit value or the accumulation unit value on the effective date.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                          Consultant Accumulator and Consultant Protector Policies
              ---------------------------------------------------------------------------------
                                                                        For the year ended
                                At December 31,                            December 31,
              ---------------------------------------------------  ----------------------------
                                                                     Investment
                 Accumulation      Accumulation                        Income         Total
                    Units           Unit Value       Net Assets        Ratio*        Return**
              -----------------  ----------------  --------------  --------------  ------------

                Deutsche Investments Variable Insurance Trust - Deutsche Equity 500 Index VIP
                                                   Class A
       2015               4,799  $          31.05  $      148,997            1.66%         1.13%
       2014               4,488             30.70         137,771            1.78         13.39
       2013               4,717             27.07         127,698            1.78         31.93
       2012               4,950             20.52         101,583            1.85         15.70
       2011               6,008             17.74         106,565            1.56          1.83

                Deutsche Investments Variable Insurance Trust - Deutsche Small Cap Index VIP
                                                   Class A
       2015               1,607             35.96          57,756            1.05         -4.60
       2014               1,809             37.69          68,175            0.94          4.74
       2013               1,843             35.98          66,338            1.57         38.64
       2012               2,117             25.95          54,952            0.97         16.25
       2011               1,755             22.33          39,190            0.75         -4.41

                  Deutsche Variable Series II - Deutsche Global Income Builder VIP Class A
       2015               3,882             16.38          63,618            3.00         -1.44
       2014               4,030             16.62          67,001            3.02          3.83
       2013               3,795             16.01          60,758            2.07         16.63
       2012               4,080             13.73          56,022            1.59         12.98
       2011               4,065             12.15          49,398            1.77         -1.42

                       Fidelity Variable Insurance Products Fund - VIP Asset Manager
       2015               3,255             23.00          74,867            1.68          0.14
       2014               3,021             22.97          69,393            1.43          5.83
       2013               3,552             21.70          77,084            1.61         15.71
       2012               3,534             18.76          66,281            1.64         12.48
       2011               3,365             16.67          56,110            2.06         -2.56

                         Fidelity Variable Insurance Products Fund - VIP Contrafund
       2015              18,863             37.17         701,210            0.91          0.67
       2014              26,133             36.93         964,990            0.98         11.94
       2013              26,365             32.99         869,664            1.11         31.29
       2012              26,201             25.13         658,318            1.41         16.42
       2011              26,993             21.58         582,577            1.08         -2.53

                        Fidelity Variable Insurance Products Fund - VIP Equity-Income
       2015              23,582             25.34         597,488            3.30         -3.96
       2014              23,241             26.38         613,172            2.87          8.72
       2013              24,399             24.27         592,107            2.58         28.15
       2012              25,519             18.94         483,261            3.26         17.31
       2011              26,307             16.14         424,671            2.70          0.97

                           Fidelity Variable Insurance Products Fund - VIP Growth
       2015              26,958             25.50         687,352            0.26          7.17
       2014              27,994             23.79         665,996            0.19         11.30
       2013              30,053             21.38         642,390            0.29         36.34
       2012              30,855             15.68         483,767            0.63         14.69
       2011              31,971             13.67         437,057            0.40          0.20

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                          Consultant Accumulator and Consultant Protector Policies
              ---------------------------------------------------------------------------------
                                                                        For the year ended
                                At December 31,                            December 31,
              ---------------------------------------------------  ----------------------------
                                                                     Investment
                 Accumulation      Accumulation                        Income         Total
                    Units           Unit Value       Net Assets        Ratio*        Return**
              -----------------  ----------------  --------------  --------------  ------------

                         Fidelity Variable Insurance Products Fund - VIP Index 500
       2015              30,259  $          25.58  $      774,149            1.85%         1.33%
       2014              36,671             25.25         925,817            1.74         13.57
       2013              33,418             22.23         742,871            1.93         32.24
       2012              34,721             16.81         583,642            2.20         15.92
       2011              35,110             14.50         509,158            2.13          2.04

                  Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond
       2015              14,209             17.10         243,019            2.65         -0.60
       2014              13,940             17.21         239,851            2.19          5.83
       2013              14,651             16.26         238,188            2.46         -1.78
       2012              13,733             16.55         227,300            2.35          5.90
       2011              14,731             15.63         230,238            3.38          7.33

                      Fidelity Variable Insurance Products Fund - VIP Money Market
       2015              17,252             14.65         252,717            0.03          0.03
       2014              15,589             14.64         228,288            0.01          0.01
       2013              14,799             14.64         216,706            0.03          0.03
       2012              15,354             14.64         224,760            0.13          0.14
       2011              13,270             14.62         193,987            0.11          0.11

                        Fidelity Variable Insurance Products Fund - VIP Overseas
       2015              11,088             20.53         227,681            1.38          3.63
       2014              11,743             19.81         232,695            1.39         -8.08
       2013              11,329             21.56         244,219            1.39         30.44
       2012              11,476             16.53         289,656            2.05         20.74
       2011              11,558             13.69         158,197            1.58        -17.16

                          Ibbotson Fund - Aggressive Growth ETF Asset Allocation
       2015                   -               N/A               -            1.58           N/A
       2014                   -               N/A               -             N/A           N/A
       2013                   -               N/A               -             N/A           N/A
       2012                   -               N/A               -             N/A           N/A
       2011                   -               N/A               -            1.35         -4.85

                               Ibbotson Fund - Balanced ETF Asset Allocation
       2015                 977             17.22          16,825            1.81         -1.97
       2014                 877             17.56          15,406            1.49          4.79
       2013                 769             16.76          12,889            2.22         12.19

                             Ibbotson Fund - Conservative ETF Asset Allocation
       2015                   -               N/A               -            1.53           N/A
       2014                   -               N/A               -             N/A           N/A
       2013                   -               N/A               -             N/A           N/A
       2012                   -               N/A               -             N/A           N/A
       2011                   -               N/A               -            1.17          3.42

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                          Consultant Accumulator and Consultant Protector Policies
              ---------------------------------------------------------------------------------
                                                                        For the year ended
                                At December 31,                            December 31,
              ---------------------------------------------------  ----------------------------
                                                                     Investment
                 Accumulation      Accumulation                        Income         Total
                    Units           Unit Value       Net Assets        Ratio*        Return**
              -----------------  ----------------  --------------  --------------  ------------

                                Ibbotson Fund - Growth ETF Asset Allocation
       2015                 846  $          18.94  $       16,028            1.69%        -2.22%
       2014                 966             19.37          18,715            1.29          4.85
       2013                 874             18.47          16,143            1.53         16.78
       2012                 780             15.82          12,341            1.76         13.24
       2011                 655             13.97           9,151            1.41         -3.50

                     Invesco Funds - Invesco V. I. American Franchise (Fund launched on
                                               April 27, 2012)
       2015              13,400             15.56         208,492            0.00          5.01
       2014              14,569             14.82         215,867            0.04          8.44
       2013              15,676             13.66         214,181            0.43         40.14
       2012              17,330              9.75         168,964            0.00         -2.50

                                 Invesco Funds - Invesco V. I. Core Equity
       2015               1,088             17.37          18,891            1.07         -5.77
       2014               1,234             18.44          22,750            0.88          8.15
       2013               1,179             17.05          20,099            1.44         29.25
       2012               1,110             13.19          14,637            1.05         13.88
       2011               1,048             11.58          12,136            0.99         -0.06

                    Invesco Funds - Invesco V. I. Government Securities (Fund launched on
                                               April 29, 2011)
       2015               3,955             11.14          44,063            2.26          0.34
       2014               3,722             11.10          41,327            3.21          4.14
       2013               3,569             10.66          38,053            3.57         -2.62
       2012               3,288             10.95          36,003            3.39          2.48
       2011               2,654             10.68          28,351            0.00          6.84

                        Invesco Funds - Invesco V. I. Growth and Income Fund - Series I
       2015               7,011             31.18         218,639            2.99         -3.06
       2014               6,759             32.17         217,428            1.76         10.28
       2013               6,709             29.17         195,702            1.54         34.08
       2012               6,752             21.75         146,874            1.59         14.63
       2011               6,712             18.98         127,364            1.34         -2.01

                  Invesco Funds - Invesco V. I. High Yield (Fund launched on April 29, 2011)
       2015               2,020             11.90          24,048            5.52         -3.17
       2014               1,980             12.29          24,342            5.00          1.73
       2013               2,035             12.08          24,591            5.00          7.01
       2012               2,005             11.29          22,638            4.67         17.17
       2011               2,997              9.64          28,883            0.00         -3.63

                              Invesco Funds - Invesco V. I. Mid Cap Core Equity
       2015               4,269             20.43          87,220            0.34         -4.03
       2014               4,604             21.29          98,018            0.04          4.43
       2013               4,704             20.39          95,896            0.73         28.81
       2012               4,565             15.83          72,239            0.07         10.96
       2011               4,504             14.26          64,236            0.29         -6.38

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                          Consultant Accumulator and Consultant Protector Policies
              ---------------------------------------------------------------------------------
                                                                        For the year ended
                                At December 31,                            December 31,
              ---------------------------------------------------  ----------------------------
                                                                     Investment
                 Accumulation      Accumulation                        Income         Total
                    Units           Unit Value       Net Assets        Ratio*        Return**
              -----------------  ----------------  --------------  --------------  ------------

                               Invesco Funds - Invesco V. I. Value Opportunity
       2015               4,391  $          14.82  $       65,072            2.66%       -10.40%
       2014               4,497             16.54          74,381            1.33          6.62
       2013               5,047             15.51          78,297            1.47         33.75
       2012               5,107             11.60          59,244            1.46         17.70
       2011               6,175              9.85          60,855            0.92         -3.05

                           Invesco Funds (Class II) - Invesco V. I. Mid Cap Growth
       2015               2,307             24.54          56,634            0.00          1.04
       2014               9,058             24.29         220,029            0.00          7.69
       2013               9,954             22.56         224,533            0.22         36.60
       2012               9,762             16.51         161,194            0.00         11.63
       2011               9,626             14.79         142,397            0.00         -9.36

                                    Janus Aspen Series - Forty Portfolio
       2015               2,797             31.45          87,970            0.00         12.22
       2014               2,692             28.03          75,458            0.15          8.73
       2013               2,593             25.78          66,837            0.70         31.23
       2012               2,493             19.64          48,978            0.76         24.16
       2011               2,418             15.82          38,255            0.40         -6.69

                      Janus Aspen Series (Service Shares) - Balanced (Service Shares)
       2015              10,523             28.25         297,274            1.66          0.41
       2014              10,621             28.13         298,792            1.54          8.24
       2013              10,225             25.99         265,744            1.35         19.80
       2012               9,955             21.69         215,965            2.68         13.37
       2011               9,443             19.14         180,683            2.27          1.35

                   Janus Aspen Series (Service Shares) - Global Research (Service Shares)
       2015               1,584             23.14          36,626            0.55         -2.53
       2014               1,526             23.74          36,220            0.95          7.18
       2013               1,517             22.15          33,591            1.09         28.08
       2012               1,582             17.29          27,356            0.81         19.86
       2011               2,115             14.43          30,520            0.48        -13.99

                    Janus Aspen Series (Service Shares) - Mid Cap Value (Service Shares)
       2015               5,075             24.22         122,934            1.02         -3.69
       2014               5,279             25.15         132,766            1.25          8.44
       2013               5,328             23.19         123,575            1.15         25.81
       2012               5,204             18.44          95,942            0.87         10.79
       2011               4,931             16.64          82,049            0.59         -2.98

                       Janus Aspen Series (Service Shares) - Overseas (Service Shares)
       2015               9,803              7.39          72,465            0.54         -8.80
       2014               9,012              8.11          73,048            3.03        -12.10
       2013               8,709              9.22          80,310            3.15         14.28
       2012               9,536              8.07          76,950            0.62         13.18
       2011               8,451              7.13          60,251            0.40        -32.34

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                          Consultant Accumulator and Consultant Protector Policies
              ---------------------------------------------------------------------------------
                                                                        For the year ended
                                At December 31,                            December 31,
              ---------------------------------------------------  ----------------------------
                                                                     Investment
                 Accumulation      Accumulation                        Income         Total
                    Units           Unit Value       Net Assets        Ratio*        Return**
              -----------------  ----------------  --------------  --------------  ------------

                          Lazard Retirement Series, Inc. - Emerging Markets Equity
       2015                 569  $          41.52  $       23,628            1.23%       -20.05%
       2014                 510             51.94          26,483            1.75         -4.64
       2013                 507             54.46          27,631            1.42         -1.24
       2012                 480             55.15          26,477            1.68         22.05
       2011                 480             45.19          21,674            1.77        -18.00

                   Legg Mason Partners Variable Portfolios I, Inc - Legg Mason ClearBridge
                                       Variable Large Cap Value Class I
       2015               6,152             22.28         137,071            1.49         -2.87
       2014               6,319             22.94         144,933            2.92         11.71
       2013               1,199             20.53          24,616            1.72         32.37
       2012               1,179             15.51          18,290            2.42         16.50
       2011               1,147             13.31          15,268            2.40          4.95

                  Legg Mason Partners Variable Portfolios I, Inc - Legg Mason Western Asset
                                        Variable Global High Yield Bond
       2015               4,784             18.67          89,322            6.23         -5.84
       2014               4,986             19.83          98,874            7.13         -1.15
       2013               5,387             20.06         108,071            6.14          6.27
       2012               5,240             18.88          98,910            7.67         18.33
       2011               5,043             15.95          80,450            8.23          1.71

                  MFS Variable Insurance Trust - MFS High Yield Portfolio (Fund launched on
                                               August 16, 2013)
       2015               4,794             10.24          49,109            7.24         -4.22
       2014               5,047             10.69          53,969            5.54          2.81
       2013               6,368             10.40          66,243            4.69          4.02

                    MFS Variable Insurance Trust - MFS Investors Growth Stock (Fund ceased operations on March 27, 2015)
       2015                   -             23.61               -            1.69          1.35
       2014               2,095             23.30          48,802            0.51         11.45
       2013               2,098             20.90          43,849            0.62         30.29
       2012               2,032             16.04          32,607            0.45         16.97
       2011               2,070             13.71          28,392            0.55          0.58

                              MFS Variable Insurance Trust - MFS Investors Trust
       2015                 649             23.40          15,184            0.95          0.22
       2014                 620             23.35          14,484            0.96         11.01
       2013                 579             21.03          12,162            1.15         32.05
       2012                 563             15.93           8,978            0.90         19.18
       2011                 543             13.36           7,262            0.94         -2.18

               MFS Variable Insurance Trust - MFS Mass Investors Growth Stock Series - Initial
                                    Class (Fund launched on March 27, 2015)
       2015               4,819              9.86          47,513            1.00         -1.40

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                          Consultant Accumulator and Consultant Protector Policies
              ---------------------------------------------------------------------------------
                                                                        For the year ended
                                At December 31,                            December 31,
              ---------------------------------------------------  ----------------------------
                                                                     Investment
                 Accumulation      Accumulation                        Income         Total
                    Units           Unit Value       Net Assets        Ratio*        Return**
              -----------------  ----------------  --------------  --------------  ------------

                              MFS Variable Insurance Trust - MFS New Discovery
       2015               3,462   $         41.41  $      143,353            0.00%        -1.89%
       2014               7,095             42.21         299,458            0.00         -7.26
       2013               7,122             45.51         324,146            0.00         41.52
       2012               7,666             32.16         246,532            0.00         21.22
       2011               7,444             26.53         197,474            0.00        -10.27

                              MFS Variable Insurance Trust - MFS Total Return
       2015               3,016             27.70          83,543            2.67         -0.37
       2014               2,824             27.80          78,518            2.09          8.50
       2013               3,272             25.62          83,835            1.78         19.05
       2012               3,360             21.52          72,323            2.66         11.26
       2011               3,390             19.35          65,584            2.68          1.77

                                MFS Variable Insurance Trust - MFS Utilities
       2015               1,253             47.42          59,394            4.40        -14.52
       2014               1,261             55.47          69,946            2.31         12.73
       2013               1,432             49.21          70,434            2.40         20.52
       2012               1,499             40.83          61,200            6.45         13.48
       2011               2,054             35.98          73,896            3.33          6.78

                                  MFS Variable Insurance Trust - MFS Value
       2015               2,400             25.11          60,268            2.36         -0.74
       2014               2,242             25.30          56,724            1.82         10.51
       2013               3,364             22.89          77,021            1.48         35.89
       2012               3,902             16.85          65,737            1.62         16.26
       2011               3,757             14.49          54,442            1.53         -0.30

                   Oppenheimer Variable Account Funds - Oppenheimer Discovery MidCap Growth
       2015               5,818             20.17         117,330            0.00          6.61
       2014               6,030             18.92         114,077            0.00          5.78
       2013               6,351             17.88         113,572            0.01         35.98
       2012               6,367             13.15          83,731            0.00         16.45
       2011               5,706             11.29          64,441            0.00          1.10

                    Oppenheimer Variable Account Funds - Oppenheimer Main Street Small Cap
       2015              13,774             41.22         567,812            0.90         -5.90
       2014              14,011             43.81         613,814            0.84         11.93
       2013              14,848             39.14         581,117            0.91         41.01
       2012              15,105             27.75         419,241            0.59         17.99
       2011              15,500             23.52         364,624            0.59         -2.21

                      Oppenheimer Variable Account Funds (SS) - Oppenheimer Global (SS)
       2015              14,876             23.84         354,604            1.12          3.67
       2014              15,222             22.99         349,994            0.84          2.06
       2013              15,993             22.53         360,308            1.20         26.99
       2012              16,658             17.74         295,523            1.88         20.95
       2011              16,272             14.67         238,675            1.04         -8.53

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                          Consultant Accumulator and Consultant Protector Policies
              ---------------------------------------------------------------------------------
                                                                        For the year ended
                                At December 31,                            December 31,
              ---------------------------------------------------  ----------------------------
                                                                     Investment
                 Accumulation      Accumulation                        Income         Total
                    Units           Unit Value       Net Assets        Ratio*        Return**
              -----------------  ----------------  --------------  --------------  ------------

                        Panorama Series Fund, Inc. - Oppenheimer International Growth
       2015               1,623  $          42.99  $       69,787            0.85%         3.43%
       2014               3,253             41.57         135,221            1.18         -7.22
       2013               3,155             44.80         141,359            1.31         25.87
       2012               3,132             35.59         111,466            1.44         22.22
       2011               3,157             29.12          91,942            0.95         -7.16

                                PIMCO Variable Insurance Trust - Foreign Bond
       2015               2,431             20.80          50,566            3.14          0.29
       2014               2,394             20.74          49,645            1.80         11.17
       2013               2,446             18.65          45,629            1.90          0.50
       2012               2,812             18.56          52,178            2.30         10.86
       2011               2,833             16.74          47,426            2.09          6.77

                                PIMCO Variable Insurance Trust - Money Market
       2015              11,578             11.74         135,944            0.01         0.02
       2014              11,459             11.74         134,519            0.01         0.01
       2013              10,641             11.74         124,894            0.06         0.06
       2012              11,052             11.73         129,658            0.06         0.06
       2011              10,871             11.72         127,446            0.06         0.06

                             PIMCO Variable Insurance Trust - PIMCO Real Return
       2015               6,289             16.23         102,083            4.16         -2.71
       2014               6,536             16.68         109,041            1.47          3.89
       2013               6,313             16.06         101,380            1.88         -9.91
       2012               5,277             17.83          94,058            1.05          8.76
       2011               5,072             16.39          83,121            2.13         11.68

                             PIMCO Variable Insurance Trust - PIMCO Total Return
       2015               9,578             20.46         195,977            5.05          0.45
       2014               9,433             20.37         192,141            2.26          4.45
       2013               8,935             19.50         174,241            2.23         -2.11
       2012               8,295             19.92         165,272            2.63          9.61
       2011               8,448             18.17         153,532            2.63          3.61

                         Putnam Variable Trust (Class IA) - VT High Yield (Class IA)
       2015               2,514             25.57          64,273            7.02         -5.14
       2014               2,544             26.95          68,567            6.13          1.91
       2013               2,376             26.45          62,842            7.23          8.10
       2012               2,519             24.47          61,646            7.64         16.34
       2011               2,409             21.03          50,668            8.10          1.85

                  Putnam Variable Trust (Class IA) - VT International Value Fund (Class IA)
       2015                 851             24.13          20,506            0.59         -1.71
       2014               3,479             24.55          85,382            1.54         -9.29
       2013               3,418             27.06          92,505            2.66         22.63
       2012               3,545             22.07          78,212            2.94         21.80
       2011               3,296             18.12          59,712            2.89        -13.52

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                          Consultant Accumulator and Consultant Protector Policies
              ---------------------------------------------------------------------------------
                                                                        For the year ended
                                At December 31,                            December 31,
              ---------------------------------------------------  ----------------------------
                                                                     Investment
                 Accumulation      Accumulation                        Income         Total
                    Units           Unit Value       Net Assets        Ratio*        Return**
              -----------------  ----------------  --------------  --------------  ------------

                      Rydex Variable Trust - Guggenheim VT U.S. Long Short Equity Fund
       2015               1,346  $          23.56  $       31,711            0.00%         1.26%
       2014               1,427             23.27          33,202            0.00          2.79
       2013               1,421             22.64          32,170            0.00         17.46
       2012               1,355             19.27          26,118            0.00          4.43
       2011               1,236             18.45          22,818            0.00         -6.56

                     T. Rowe Price Equity Series, Inc. - T. Rowe Price Blue Chip Growth
       2015               7,020             27.93         196,063            0.00         11.05
       2014               7,926             25.15         199,316            0.00          9.17
       2013               8,637             23.03         198,961            0.03         41.15
       2012               8,629             16.32         140,821            0.16         18.26
       2011               8,672             13.80         119,668            0.00          1.52

                       T. Rowe Price Equity Series, Inc. - T. Rowe Price Equity Income
       2015              13,073             28.72         375,435            1.82         -6.85
       2014              13,974             30.83         430,833            1.75          7.38
       2013              14,273             28.71         409,846            1.58         29.72
       2012              14,150             22.14         313,209            2.21         17.15
       2011              13,429             18.89         253,733            1.76         -0.71

                         The Alger Portfolios - Alger Capital Appreciation Class I-2
       2015               4,622             46.29         213,908            0.08          6.19
       2014               5,180             43.59         225,805            0.09         13.75
       2013               5,343             38.32         204,771            0.37         35.19
       2012               5,662             28.35         160,497            1.11         18.30
       2011               5,553             23.96         133,058            0.11         -0.30

                           The Alger Portfolios - Alger Large Cap Growth Class I-2
       2015               9,564             24.46         233,914            0.00          1.72
       2014              10,320             24.04         248,120            0.16         10.99
       2013              10,783             21.66         233,589            0.79         35.08
       2012              11,301             16.04         181,220            1.19          9.87
       2011              11,024             14.60         160,913            1.00         -0.35

                             The Alger Portfolios - Alger MidCap Growth Class I-2
       2015               9,051             34.10         308,612            0.00         -1.56
       2014               9,555             34.64         330,967            0.00          8.01
       2013               9,677             32.07         310,350            0.33         35.84
       2012              10,263             23.61         242,264            0.00         16.21
       2011              10,010             20.32         203,354            0.33         -8.27

                The Universal Institutional Funds, Inc. - Morgan Stanley UIF Growth Class I
       2015               2,158             32.45          70,026            0.00         12.24
       2014               2,104             28.91          60,823            0.00          6.36
       2013               2,173             27.18          59,074            0.44         48.07
       2012               2,179             18.36          40,007            0.00         14.38
       2011               2,365             16.05          37,951            0.11         -2.80

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                          Consultant Accumulator and Consultant Protector Policies
              ---------------------------------------------------------------------------------
                                                                        For the year ended
                                At December 31,                            December 31,
              ---------------------------------------------------  ----------------------------
                                                                     Investment
                 Accumulation      Accumulation                        Income         Total
                    Units           Unit Value       Net Assets        Ratio*        Return**
              -----------------  ----------------  --------------  --------------  ------------

                The Universal Institutional Funds, Inc. - Morgan Stanley UIF U.S. Real Estate
                                                 Class I
       2015               2,931  $          44.10  $      129,246            1.32%         2.17%
       2014               2,846             43.17         122,837            1.44         29.72
       2013               2,860             33.28          95,174            1.12          2.05
       2012               2,934             32.61          95,678            0.89         15.84
       2011               3,146             28.15          88,574            0.85          5.92

                   Van Eck Worldwide Insurance Trust - Van Eck Worldwide Emerging Markets
       2015               3,586             28.43         101,949            0.56        -13.99
       2014               3,502             33.06         115,762            0.51         -0.41
       2013               3,733             33.19         123,900            1.44         12.02
       2012               3,570             29.63         105,779            0.00         29.81
       2011               3,443             22.83          78,589            1.02        -25.74

                     Van Eck Worldwide Insurance Trust - Van Eck Worldwide Hard Assets
       2015               1,456             19.54          28,450            0.04        -33.45
       2014               1,987             29.36          58,329            0.10        -19.10
       2013               1,894             36.29          68,747            0.66         10.53
       2012               1,975             32.84          64,853            0.63          3.39
       2011               1,749             31.76          55,551            1.17        -16.45

                     Van Eck Worldwide Insurance Trust - Van Eck Worldwide Multi-Manager
                            Alternatives (Fund ceased operations on June 3, 2015)
       2015                   -             11.99               -            0.00         -0.31
       2014               1,287             12.03          15,479            0.00         -1.07
       2013               1,314             12.16          15,974            0.00          5.05
       2012               1,229             11.57          14,215            0.00          1.33
       2011               1,196             11.42          13,655            0.85         -2.27

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                                         Total Accumulator Policies
              ---------------------------------------------------------------------------------
                                                                        For the year ended
                                At December 31,                            December 31,
              ---------------------------------------------------  ----------------------------
                                                                     Investment
                 Accumulation      Accumulation                        Income         Total
                    Units           Unit Value       Net Assets        Ratio*        Return**
              -----------------  ----------------  --------------  --------------  ------------

                           AllianceBernstein Fund - VPS Growth and Income Class A
       2015                 811  $          16.54  $       13,409            1.47%         1.70%
       2014                 676             16.26          11,003            1.33          9.54
       2013                 610             14.85           9,056            1.26         34.96
       2012                 517             11.00           5,688            1.74         17.52
       2011                 444              9.36           4,153            1.25          6.32

                         AllianceBernstein Fund - VPS International Growth Class A
       2015               2,180              8.88          19,369            0.36         -1.87
       2014               2,025              9.05          18,335            0.00         -1.19
       2013               1,806              9.16          16,550            1.04         13.60
       2012               1,522              8.07          12,283            1.78         15.54
       2011               1,289              6.98           9,002            3.20        -15.85

                          AllianceBernstein Fund - VPS International Value Class A
       2015               2,059              7.42          15,274            2.69          2.59
       2014               1,925              7.23          13,921            4.18         -6.21
       2013               1,485              7.71          11,446            6.68         23.00
       2012               1,230              6.27           7,706            2.01         14.53
       2011                 771              5.47           4,219            5.27        -19.25

                           AllianceBernstein Fund - VPS Small Cap Growth Class A
       2015                 973             20.06          19,527            0.00         -1.25
       2014                 825             20.31          16,760            0.00         -1.81
       2013                 815             20.69          16,854            0.00         45.66
       2012                 723             14.20          10,275            0.00         15.02
       2011                 656             12.35           8,105            0.00          4.46

                          AllianceBernstein Fund - VPS Small/Mid Cap Value Class A
       2015                 102             17.60           1,800            0.83         -5.49
       2014                  89             18.62           1,658            0.73          9.20
       2013                  74             17.05           1,268            0.60         38.06
       2012                  69             12.35             841            0.57         18.75
       2011                  52             10.40             537            0.43         -8.39

                         Fidelity Variable Insurance Products Fund - VIP Contrafund
       2015               2,719             16.17          43,951            0.91          0.67
       2014               2,665             16.06          42,796            0.98         11.94
       2013               2,701             14.34          38,749            1.11         31.29
       2012               2,317             10.93          25,321            1.41         16.42
       2011               1,735              9.39          16,287            1.08         -2.53

                      Fidelity Variable Insurance Products Fund - VIP Emerging Markets
       2015                 530              9.79           5,189            0.60         -9.97
       2014                 491             10.88           5,344            0.45          1.38
       2013                 288             10.73           3,086            0.68          3.85
       2012                 309             10.33           3,192            1.10         14.37
       2011                 282              9.03           2,546            1.37        -21.01

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                                         Total Accumulator Policies
              ---------------------------------------------------------------------------------
                                                                        For the year ended
                                At December 31,                            December 31,
              ---------------------------------------------------  ----------------------------
                                                                     Investment
                 Accumulation      Accumulation                        Income         Total
                    Units           Unit Value       Net Assets        Ratio*        Return**
              -----------------  ----------------  --------------  --------------  ------------

                        Fidelity Variable Insurance Products Fund - VIP Equity-Income
       2015               2,549  $          13.98  $       35,640            3.30%        -3.96%
       2014               2,435             14.56          35,450            2.87          8.72
       2013               2,173             13.39          29,118            2.58         28.15
       2012               1,835             10.45          19,175            3.26         17.31
       2011               1,487              8.91          13,244            2.70          0.97

                            Fidelity Variable Insurance Products Fund - VIP Growth
       2015               3,040             17.06          51,866            0.26          7.17
       2014               3,149             15.92          50,120            0.19         11.30
       2013               2,887             14.30          41,294            0.29         36.34
       2012               2,471             10.49          25,920            0.63         14.69
       2011               2,253              9.15          20,609            0.40          0.20

                       Fidelity Variable Insurance Products Fund - VIP Growth & Income
       2015               1,681             15.46          25,983            2.36         -2.27
       2014               1,394             15.82          22,053            1.60         10.47
       2013               1,768             14.32          25,322            1.95         33.56
       2012               1,605             10.72          17,203            2.88         18.56
       2011               1,260              9.04          11,397            2.18          1.61

                         Fidelity Variable Insurance Products Fund - VIP High Income
       2015                 860             14.89          12,790            6.44         -3.63
       2014                 934             15.45          14,422            4.91          1.16
       2013               1,335             15.27          20,395            6.47          5.95
       2012               1,064             14.41          15,338            7.32         14.23
       2011                 770             12.62           9,721            9.47          4.03

                  Fidelity Variable Insurance Products Fund - VIP Index 500 - Service Class
       2015               8,890             16.97         150,873            1.81          1.24
       2014              10,162             16.76         170,361            1.70         13.46
       2013               8,682             14.78         128,293            2.00         32.11
       2012               6,634             11.18          74,202            2.54         15.81
       2011               3,884              9.66          37,515            2.22          1.93

                    Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond
       2015               2,762             14.06          38,826            2.65         -0.60
       2014               2,755             14.14          38,958            2.19          5.83
       2013               2,628             13.36          35,120            2.46         -1.78
       2012               2,212             13.61          30,097            2.35          5.90
       2011               1,082             12.85          13,901            3.38          7.33

                          Fidelity Variable Insurance Products Fund - VIP Mid Cap
       2015               2,057             16.78          34,503            0.53         -1.39
       2014               1,950             17.01          33,169            0.26          6.29
       2013               1,991             16.01          31,856            0.57         36.23
       2012               1,573             11.75          18,478            0.78         14.83
       2011               1,007             10.23          10,299            0.36        -10.61

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                                         Total Accumulator Policies
              ---------------------------------------------------------------------------------
                                                                        For the year ended
                                At December 31,                            December 31,
              ---------------------------------------------------  ----------------------------
                                                                     Investment
                 Accumulation      Accumulation                        Income         Total
                    Units           Unit Value       Net Assets        Ratio*        Return**
              -----------------  ----------------  --------------  --------------  ------------

                        Fidelity Variable Insurance Products Fund - VIP Money Market
       2015               5,084  $          10.31  $       52,404            0.03%         0.03%
       2014               4,280             10.30          44,107            0.01          0.01
       2013               3,672             10.30          37,836            0.03          0.03
       2012               3,421             10.30          35,234            0.13          0.14
       2011               2,524             10.29          25,964            0.11          0.11

                         Fidelity Variable Insurance Products Fund - VIP Real Estate
       2015               1,071             16.92          18,134            2.16          3.71
       2014                 862             16.32          14,071            1.35         30.18
       2013               1,645             12.54          20,628            2.02          1.82
       2012               1,357             12.31          16,709            1.70         18.57
       2011               1,010             10.38          10,490            1.46          8.09

                      Fidelity Variable Insurance Products Fund - VIP Value Strategies
       2015                 355             16.17           5,740            1.15         -2.99
       2014                 376             16.67           6,266            1.14          6.80
       2013                 328             15.61           5,119            0.87         30.49
       2012                 396             11.96           4,736            0.68         27.28
       2011                 324              9.40           3,049            1.29         -8.81

                   Franklin Templeton Investments - Franklin High Income VIP Fund Class 1
       2015                 703             14.69          10,326            6.25         -8.88
       2014                 640             16.12          10,323            8.45          0.21
       2013               1,028             16.08          16,518            7.91          8.17
       2012                 792             14.87          11,783            4.64         15.94
       2011               1,204             12.82          15,445            6.30          4.63

                     Franklin Templeton Investments - Franklin Income VIP Fund Class 1
       2015                 944             13.87          13,088            4.24         -6.84
       2014               1,063             14.89          15,824            4.62          4.92
       2013                 761             14.19          10,804            6.07         14.18
       2012                 527             12.43           6,560            6.83         12.91
       2011                 380             11.01           4,186            6.31          2.71

                 Franklin Templeton Investments - Franklin Mutual Global Discovery VIP Fund
                                                   Class 1
       2015                 161             15.03           2,429            3.22         -3.39
       2014                 120             15.56           1,871            1.98          5.98
       2013                 134             14.68           1,962            2.83         27.95
       2012                 125             11.48           1,438            3.19         13.63
       2011                  91             10.10             921            2.33         -2.73

                  Franklin Templeton Investments - Franklin Mutual Shares VIP Fund Class 1
       2015                 273             13.98           3,818            3.36         -4.69
       2014                 267             14.66           3,921            2.32          7.38
       2013                 245             13.66           3,347            2.39         28.53
       2012                 215             10.62           2,276            2.19         14.61
       2011                 222              9.27           2,057            2.69         -0.79

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                                         Total Accumulator Policies
              ---------------------------------------------------------------------------------
                                                                        For the year ended
                                At December 31,                            December 31,
              ---------------------------------------------------  ----------------------------
                                                                     Investment
                 Accumulation      Accumulation                        Income         Total
                    Units           Unit Value       Net Assets        Ratio*        Return**
              -----------------  ----------------  --------------  --------------  ------------

                 Franklin Templeton Investments - Franklin Small Cap Value VIP Fund Class 1
       2015               2,077  $          16.02  $       33,269            0.90%        -7.18%
       2014               1,853             17.26          31,981            0.83          0.88
       2013               1,700             17.11          29,087            1.57         36.50
       2012               1,657             12.53          20,776            1.02         18.75
       2011               1,449             10.56          15,299            0.88         -3.53

               Franklin Templeton Investments - Franklin Small-Mid Cap Growth VIP Fund Class 1
       2015                 742             17.33          12,842            0.00         -2.44
       2014                 806             17.76          14,307            0.00          7.78
       2013                 726             16.48          11,970            0.00         38.50
       2012                 643             11.90           7,644            0.00         11.12
       2011                 526             10.71           5,632            0.00         -4.59

                 Franklin Templeton Investments - Franklin Strategic Income VIP Fund Class 1
       2015                 450             14.41           6,479            6.86         -3.62
       2014                 376             14.95           5,620            4.68          2.12
       2013                 486             14.64           7,117            5.36          3.52
       2012                 260             14.14           3,687            6.07         13.12
       2011                 241             12.50           3,017            6.03          2.78

                Franklin Templeton Investments - Franklin U.S. Government Securities VIP Fund
                                                   Class 1
       2015               1,246             12.70          15,823            2.63          0.71
       2014               1,314             12.61          16,575            2.89          3.64
       2013               1,306             12.17          15,897            2.93         -1.99
       2012               1,248             12.42          15,503            0.91          2.12
       2011                 230             12.16           2,799            3.34          5.96

                   Franklin Templeton Investments - Templeton Global Bond VIP Fund Class 1
       2015               1,415             15.79          22,342            7.73         -4.10
       2014               1,358             16.47          22,358            4.86          2.12
       2013               1,504             16.12          24,246            4.71          1.89
       2012               1,391             15.82          22,027            3.34         15.31
       2011                 396             13.72           5,437            5.74         -0.61

                           Ibbotson Fund - Aggressive Growth ETF Asset Allocation
       2015              12,152             12.73         154,749            1.58         -2.65
       2014              10,261             13.08         134,215            1.21          4.74
       2013               9,419             12.49         117,622            1.44         18.53
       2012               7,267             10.54          76,564            1.61         14.46
       2011               4,822              9.21          44,387            1.35         -4.85

                               Ibbotson Fund - Balanced ETF Asset Allocation
       2015              17,952             13.06         234,361            1.81         -1.97
       2014              15,386             13.32         204,897            1.49          4.79
       2013              13,410             12.71         170,416            2.22         12.19
       2012               5,981             11.33          67,755            1.94         11.00
       2011               4,365             10.21          44,544            1.31         -0.56

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                                         Total Accumulator Policies
              ---------------------------------------------------------------------------------
                                                                        For the year ended
                                At December 31,                            December 31,
              ---------------------------------------------------  ----------------------------
                                                                     Investment
                 Accumulation      Accumulation                        Income         Total
                    Units           Unit Value       Net Assets        Ratio*        Return**
              -----------------  ----------------  --------------  --------------  ------------

                             Ibbotson Fund - Conservative ETF Asset Allocation
       2015               3,256  $          12.36  $       40,252            1.53%        -0.96%
       2014               2,919             12.48          36,432            1.47          3.10
       2013               2,109             12.11          25,529            1.72          2.77
       2012               1,579             11.78          18,602            1.86          5.48
       2011               1,015             11.17          11,338            1.17          3.42

                              Ibbotson Fund - Growth ETF Asset Allocation
       2015              20,632             13.02         268,535            1.69         -2.22
       2014              16,875             13.31         224,626            1.29          4.85
       2013              15,604             12.70         198,116            1.53         16.78
       2012              12,593             10.87         136,908            1.76         13.24
       2011               8,616              9.60          82,711            1.41         -3.50

                            Ibbotson Fund - Income & Growth ETF Asset Allocation
       2015               6,766             12.70          85,918            2.05         -1.52
       2014               5,461             12.89          70,414            1.66          3.63
       2013               3,991             12.44          49,659            1.94          7.58
       2012               3,041             11.56          35,174            2.08          8.18
       2011               2,160             10.69          23,096            1.29          1.37

                                Invesco Funds - Invesco V. I. American Value
       2015                 221             16.42           3,630            0.29         -9.13
       2014                 250             18.07           4,514            0.48          9.75
       2013                 228             16.47           3,759            0.72         34.27
       2012                 192             12.26           2,359            0.80         17.31
       2011                 138             10.46           1,441            0.80          0.92

                    Invesco Funds - Invesco V. I. Government Securities (Fund launched on
                                               April 29, 2011)
       2015                   -               N/A               -            2.26           N/A
       2014                   -               N/A               -            3.21           N/A
       2013                   -               N/A               -            3.57           N/A
       2012                   8             10.95              87            3.39          2.48
       2011                  37             10.68             397            0.00          6.84

                        Invesco Funds - Invesco V. I Growth and Income Fund - Series I
       2015                 588             15.84           9,316            2.99         -3.06
       2014                 595             16.34           9,722            1.76         10.28
       2013               1,180             14.82          17,481            1.54         34.08
       2012                 985             11.05          10,886            1.59         14.63
       2011                 642              9.64           6,191            1.34         -2.01

                                          Janus Aspen Series - Balanced
       2015                 680             17.22          11,712            1.85          0.62
       2014                 663             17.12          11,350            1.82          8.51
       2013                 773             15.78          12,195            1.31         20.15
       2012               1,029             13.13          13,515            3.20         13.62
       2011                 848             11.56           9,804            2.51          1.64

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                                         Total Accumulator Policies
              ---------------------------------------------------------------------------------
                                                                        For the year ended
                                At December 31,                            December 31,
              ---------------------------------------------------  ----------------------------
                                                                     Investment
                 Accumulation      Accumulation                        Income         Total
                    Units           Unit Value       Net Assets        Ratio*        Return**
              -----------------  ----------------  --------------  --------------  ------------

                                       Janus Aspen Series - Enterprise
       2015                 789  $          18.14  $       14,300            0.85%         4.03%
       2014                 744             17.44          12,973            0.12         12.52
       2013               1,039             15.50          16,101            0.52         32.38
       2012                 867             11.71          10,148            0.00         17.29
       2011                 633              9.98           6,322            0.00         -1.42

                                     Janus Aspen Series - Flexible Bond
       2015               1,135             15.33          17,402            2.35          0.22
       2014               1,084             15.29          16,580            3.51          4.94
       2013               1,063             14.57          15,492            2.45         -0.14
       2012               1,100             14.59          16,064            3.26          8.34
       2011                 231             13.47           3,116            4.48          6.74

                                    Janus Aspen Series - Forty Portfolio
       2015                 232             15.78           3,662            0.00         12.22
       2014                 190             14.07           2,675            0.15          8.73
       2013                 180             12.94           2,327            0.70         31.23
       2012                 150              9.86           1,468            0.76         24.16
       2011                 122              7.94             967            0.40         -6.69

                                   Janus Aspen Series - Global Technology
       2015                 492             19.97           9,813            0.00          4.85
       2014                 469             19.05           8,924            0.00          9.64
       2013                 671             17.37          11,654            0.00         35.76
       2012                 586             12.80           7,499            0.00         19.60
       2011                 612             10.70           6,547            0.00         -8.68

                                     Janus Aspen Series - Mid Cap Value
       2015                 351             15.77           5,536            1.27         -3.47
       2014                 267             16.33           4,362            1.08          8.77
       2013                 366             15.01           5,497            1.32         26.09
       2012                 270             11.91           3,216            1.10         11.14
       2011                 137             10.71           1,464            0.96         -2.64

                                       Janus Aspen Series - Overseas
       2015               2,150              7.49          16,098            0.63         -8.59
       2014               1,972              8.19          16,152            2.77        -11.87
       2013               2,727              9.30          25,353            3.09         14.56
       2012               2,350              8.11          19,068            0.72         13.47
       2011               1,821              7.15          13,024            0.46        -32.17

                 Oppenheimer Variable Account Funds - Oppenheimer Conservative Balance Fund
       2015                 959             11.20          10,752            1.98          0.83
       2014                 809             11.11           8,995            1.93          8.20
       2013                 728             10.27           7,481            2.39         13.17
       2012                 752              9.08           6,824            1.26         12.34
       2011                 632              8.08           5,102            1.83          0.72

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                                         Total Accumulator Policies
              ---------------------------------------------------------------------------------
                                                                        For the year ended
                                At December 31,                            December 31,
              ---------------------------------------------------  ----------------------------
                                                                     Investment
                 Accumulation      Accumulation                        Income         Total
                    Units           Unit Value       Net Assets        Ratio*        Return**
              -----------------  ----------------  --------------  --------------  ------------

                         Oppenheimer Variable Account Funds - Oppenheimer Core Bond
       2015                 398  $           9.61  $        3,822            3.94%         0.96%
       2014                 328              9.52           3,118            5.04          7.27
       2013                 282              8.87           2,504            4.77         -0.10
       2012                 232              8.88           2,060            5.08         10.29
       2011                 194              8.05           1,560            4.29          8.27

                       Oppenheimer Variable Account Funds - Oppenheimer Equity Income
       2015                 415             16.09           6,660            3.06         -9.58
       2014                 402             17.79           7,146            1.35         11.08
       2013                 618             16.02           9,907            1.41         28.93
       2012                 640             12.42           7,956            1.31         16.08
       2011                 466             10.70           4,988            0.94         -4.93

                           Oppenheimer Variable Account Funds - Oppenheimer Global
       2015                 487             15.22           7,423            1.23          3.94
       2014                 414             14.65           6,066            1.13          2.29
       2013                 394             14.32           5,640            1.30         27.31
       2012                 320             11.25           3,599            1.97         21.26
       2011                 216              9.28           2,003            1.14         -8.29

                   Oppenheimer Variable Account Funds - Oppenheimer Global Strategic Income
       2015                 350             13.06           4,554            5.98         -2.26
       2014                 321             13.36           4,284            4.29          2.84
       2013                 310             12.99           4,024            5.23         -0.13
       2012                 306             13.01           3,978            4.52         13.53
       2011                 118             11.46           1,350            2.46          0.85

                    Oppenheimer Variable Account Funds - Oppenheimer Main Street Small Cap
       2015                 937             18.84          17,663            0.90         -5.90
       2014                 928             20.02          18,577            0.84         11.93
       2013               1,324             17.89          23,688            0.91         41.01
       2012               1,279             12.69          16,220            0.59         17.99
       2011               1,104             10.75          11,865            0.59         -2.21

                        Panorama Series Fund, Inc. - Oppenheimer International Growth
       2015               1,892             13.05          24,699            0.85          3.43
       2014               1,763             12.62          22,248            1.18         -7.22
       2013               1,577             13.60          21,457            1.31         25.87
       2012               1,499             10.81          16,200            1.44         22.22
       2011               1,524              8.84          13,474            0.95         -7.16

                              The Alger Portfolios - Alger Balanced Class I-2
       2015                 139             13.79           1,916            2.11          1.47
       2014                 103             13.59           1,399            2.01          9.43
       2013                 103             12.42           1,280            1.11         15.28
       2012                 117             10.78           1,269            0.72          6.23
       2011                 123             10.14           1,250            0.83          0.03

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7. FINANCIAL HIGHLIGHTS (CONTINUED)

                                         Total Accumulator Policies
              ---------------------------------------------------------------------------------
                                                                        For the year ended
                                At December 31,                            December 31,
              ---------------------------------------------------  ----------------------------
                                                                     Investment
                 Accumulation      Accumulation                        Income         Total
                    Units           Unit Value       Net Assets        Ratio*        Return**
              -----------------  ----------------  --------------  --------------  ------------

                         The Alger Portfolios - Alger Capital Appreciation Class I-2
       2015                 951  $          20.28  $       19,280            0.08%         6.19%
       2014                 732             19.09          13,970            0.09         13.75
       2013                 962             16.78          16,141            0.37         35.19
       2012                 695             12.42           8,629            1.11         18.30
       2011                 463             10.50           4,859            0.11         -0.30

                           The Alger Portfolios - Alger Large Cap Growth Class I-2
       2015                 554             16.28           9,012            0.00          1.72
       2014                 448             16.01           7,164            0.16         10.99
       2013                 404             14.42           5,826            0.79         35.08
       2012                 336             10.68           3,589            1.19          9.87
       2011                 491              9.72           4,772            1.00         -0.35

                            The Alger Portfolios - Alger MidCap Growth Class I-2
       2015                 858             13.40          11,502            0.00         -1.56
       2014                 744             13.62          10,131            0.00          8.01
       2013                 662             12.61           8,349            0.33         35.84
       2012                 568              9.28           5,275            0.00         16.21
       2011                 913              7.99           7,292            0.33         -8.27

                The Universal Institutional Funds, Inc. - Morgan Stanley UIF Emerging Markets
                                                   Class I
       2015               1,617              7.71          12,467            0.83        -10.69
       2014               1,309              8.64          11,305            0.41         -4.49
       2013               1,221              9.04          11,042            1.17         -1.02
       2012                 959              9.14           8,763            0.00         19.95
       2011                 750              7.62           5,714            0.40        -18.22

                 The Universal Institutional Funds, Inc. - Morgan Stanley UIF Growth Class I
       2015                  86             20.94           1,801            0.00         12.24
       2014                 118             18.65           2,198            0.00          6.36
       2013                 102             17.54           1,791            0.44         48.07
       2012                  93             11.84           1,100            0.00         14.38
       2011                  60             10.36             622            0.11         -2.80

                                     PART C

                               OTHER INFORMATION


Item 26.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Allstate Life of New York Variable Life Separate Account A dated August 1, 1996./1

(b)  Not Applicable

(c)  (i) Form of Principal Underwriting Agreement. /2

     (ii) Form of Selling Agreement. /2

     (iii) Form of Schedule of Sales Commissions. /2

(d) Form of the FutureVest Flexible Premium Variable Adjustable Life Policy. (filed herewith)

(e) Form of Application for the FutureVest Flexible Premium Variable Adjustable Life Policy (filed herewith)

(f) Restated Certificate of Incorporation of Allstate Life Insurance Company of New York (Previously filed in Depositor's Form 10-K annual report dated March 30, 1999 and incorporated herein by reference).

(g)  Contracts of Reinsurance - Not Applicable

(h)  Fund Participation Agreements:

     (1) Participation Agreement between The Alger American Fund and Allstate Life Insurance Company of New York /1

     (2) Participation Agreement between AIM Variable Insurance Funds (Invesco Variable Insurance Products) and Allstate Life Insurance Company of New York /1

     (3) Participation Agreement between ALPS Variable Investment Trust and Allstate Life Insurance Company of New York /3

     (4)  Participation Agreement between Fidelity(R) Variable
          Insurance Products and Allstate Life Insurance Company of New York /3

     (5)  Participation Agreement between Janus Aspen Series and
          Allstate Life Insurance Company of New York /1

(i)  Administrative Contracts - Not Applicable

(j)  Other Material Contracts - Not Applicable

(k)  Opinion  and  Consent  of Counsel (Filed herewtih)

(l)  Actuarial Opinion and Consent (Filed herewith)

(m)  Sample Calculation (Filed herewith)

(n)  Other Consents:

     (1) Consent of Independent Registered Public Accounting Firm (filed herewith)

(o)  Omitted Financial Statements - Not Applicable

(p)  Initial Capital Arrangements - Not Applicable

(q)  Procedures  Memorandum pursuant to Rule 6e-3(T)(b)(12)(ii).

(99)(a)Form of Powers of Attorney for Maureen A. Buckley; Mary Jane Fortin; John
     R. Hurley; Mario Imbarrato; Harry R. Miller; Samuel H. Pilch; John R. Raben, Jr.; John P. Rugel; Phyllis Hill Slater; Matthew E. Winter (filed herewith)


/1 Incorporated by reference from Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A, filed November 1, 2002 (File No. 333-100934).

/2 Incorporated by reference from Pre-Effective Amendment No. 1 to Registration Statement on Form N6 for Allstate Life of New York Variable Life Separate Account A, File No. 333-100935, dated June 30, 2003.

/3 Incorporated by reference from Pre-Effective Amendment No. 2 to Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A, filed April 25, 2008 (File No. 333-148225, 811-21250).


Item 27. EXECUTIVE OFFICERS AND DIRECTORS OF THE DEPOSITOR

NAME AND PRINCIPAL                 POSITION AND OFFICE WITH
BUSINESS ADDRESS*                  DEPOSITOR OF THE ACCOUNT

Buckley, Maureen A.                Director
Fontana, Angela K.                 Director, Vice President, General Counsel and Secretary
Fortin, Mary Jane                  Director, President and Chief Executive Officer
Hurley, John R.                    Director
Imbarrato, Mario                   Director, Vice President and Chief Financial Officer
Miller, Harry R.                   Director, Senior Vice President and Chief Risk Officer
Pilch, Samuel H.                   Director, Senior Group Vice President and Controller
Raben, Jr., John R.                Director
Rugel, P. John                     Director and Senior Vice President
Slater, Phyllis Hill               Director
Winter, Matthew E.                 Director and Chairman of the Board
Johnson, Gail W.                   Chief Administrative Officer
Shebik, Steven E.                  Executive Vice President and Chief Investment Officer
Harper, D. Scott                   Senior Vice President and Assistant Treasurer
Merten, Jesse E.                   Senior Vice President and Treasurer
Noll, P. Kelly                     Senior Vice President and Chief Privacy Officer
Trudan, Dan E.                     Senior Vice President
Andrew, Grant S.                   Vice President
DeCoursey, Randal                  Vice President
Miller, Merlin L.                  Vice President and Illustration Actuary
Neely, Stephanie D.                Vice President and Assistant Treasurer
Nelson, Mary K.                    Vice President
Prindiville, Mark Q.               Vice President and Investment Risk Manager
Resnick, Theresa M.                Vice President and Appointed Actuary
Gordon, Daniel G.                  Assistant Secretary
Stultz, Elliot A.                  Assistant Secretary
Willemsen, Lisette S.              Assistant Secretary
Fiarito, Frank R.                  Assistant Treasurer
Helsdingen, Thomas H.              Assistant Treasurer
Lopez, Alma D.                     Assistant Treasurer
Quadros, Cynthia I.                Assistant Treasurer
Kirchhoff, Tracy M.                Chief Compliance Officer



* The principal address of Ms. Buckley is 26 Huntleigh Drive, Loudonville, New York, 12211. The principal business address of Mr. Hurley, Esq. is 29
     St. Agnes Lane, Loudonville, NY 12211. The principal business address of the other foregoing officers and directors is 3075 Sanders Road, Northbrook, Illinois 60062.



Item 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

See Annual Report on Form 10-K of the Allstate Corporation, File No. 1-11840, filed February 19, 2016.

Item 29: INDEMNIFICATION

The Articles of Incorporation of Allstate Life Insurance Company of New York (Depositor) provide for the indemnification of its directors and officers against expenses, judgments, fines and amounts paid in settlement as incurred by such person, so long as such person shall not have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company. This right of indemnity is not exclusive of other rights to which a director or officer may otherwise be entitled.

The By-Laws of ADLLC (Distributor) provide that the corporation will indemnify a director, officer, employee or agent of the corporation to the full extent of Delaware law. In general, Delaware law provides that a corporation may indemnify a director, officer, employee or agent against expenses, judgments, fines and amounts paid in settlement if that individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. No indemnification shall be made for expenses, including attorney's fees, if the person shall have been judged to be liable to the corporation unless a court determines such person is entitled to such indemnity. Expenses incurred by such individual in defending any action or proceeding may be advanced by the corporation so long as the individual agrees to repay the corporation if it is later determined that he or she is not entitled to such indemnification.

Under the terms of the form of Underwriting Agreement, the Depositor agrees to indemnify the distributor for any liability that the latter may incur to a Policy Owner or party-in-interest under a Policy, (a) arising out of any act or omission in the course of or in connection with rendering services under such Agreement, or (b) arising out of the purchase, retention or surrender of a Policy; provided, that the Depositor will not indemnify the Distributor for any such liability that results from the latter's willful misfeasance, bad faith or gross negligence, or from the reckless disregard by the latter of its duties and obligations under the Underwriting Agreement.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public Policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public Policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. PRINCIPAL UNDERWRITERS

Allstate Distributors, LLC, ("ADLLC") serves as principal underwriter and distributor of the Policies. ADLLC is a wholly-owned subsidiary of Allstate Life Insurance Company. ADLLC is a registered broker dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and is a member of FINRA.

Allstate Life Insurance Company of New York does not pay ADLLC any commission or other compensation. As stated in the SAI, under the underwriting agreement for the Policies, Allstate Life Insurance Company of New York reimburses ADLLC for expenses incurred in distributing the Policies, including liability arising from services Allstate Life Insurance Company of New York provides on the Policies.

ADLLC also serves as distributor for the Allstate Life Insurance Company of New York Variable Life Separate Account A, which is another separate account of Allstate Life Insurance Company of New York. In addition, ADLLC serves as the principal distributor of certain annuity and insurance products issued by the following companies and separate accounts, all of which are affiliates of ADLLC and Allstate Life Insurance Company of New York:

     Allstate Financial Advisors Separate Account I
     Allstate Life of New York Separate Account A

The following are the directors and officers of ADLLC. The principal business address of each of the officers and directors listed below is 3075 Sanders Road, Northbrook, IL 60062.


Name                          Position with Distributor

Fontana, Angela K.            Manager and Assistant Secretary
Fortin, Mary Jane             Manager and Chairman of the Board
Imbarrato, Mario              Manager
Nelson, Mary K.               Manager, President and Vice President - Operations
Rugel, P. John                Manager
Harper, D. Scott              Senior Vice President and Assistant Treasurer
Merten, Jesse E.              Senior Vice President and Assistant Treasurer
Noll, P. Kelly                Senior Vice President and Chief Privacy Officer
Goll, Marian                  Vice President and Treasurer
Neely, Stephanie D.           Vice President and Assistant Treasurer
Reed, Allen R.                Vice President, General Counsel and Secretary
Goldstein, Dana               Chief Compliance Officer
Gordon, Daniel G.             Assistant Secretary
Willemsen, Lisette S.         Assistant Secretary




Item 31. LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Allstate Life Insurance Company of New York, is located at 878 Veteran's Memorial Highway, Suite 400, Hauppauge, New York 11788 with additional mailing addresses and service center addresses in Nebraska. The Principal Underwriter, ADLLC, is located at 3075 Sanders Road, Northbrook, Illinois 60062.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.


Item 32. MANAGEMENT SERVICES

         None.


Item 33. REPRESENTATION OF REASONABLENESS OF FEES

Allstate Life Insurance Company of New York hereby represents that the aggregate fees and charges deducted under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life Insurance Company of New York.


                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Allstate Life of New York Variable Life Separate Account A, certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Township of Northfield, State of Illinois, on the day of November 3, 2016.

           ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
                                  (REGISTRANT)



                BY: ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                                  (DEPOSITOR)



                           By: /s/ ANGELA K. FONTANA
                           --------------------------
                               Angela K. Fontana
                 Vice President, General Counsel and Secretary


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the day of November 3, 2016.



*/MATTHEW E. WINTER                           Director and Chairman of the Board
-----------------
Matthew E. Winter


*/MARY JANE FORTIN                            Director, President and Chief Executive Officer
-----------------                             (Principal Executive Officer)
Mary Jane Fortin


*/MAUREEN A. BUCKLEY                          Director
--------------------
Maureen A. Buckley


/s/ANGELA K. FONTANA                          Director, Vice President, General Counsel
---------------------------                   and Secretary
Angela K. Fontana


*/JOHN R. HURLEY                              Director
--------------------
John R. Hurley


*/MARIO IMBARRATO                             Director, Vice President and Chief Financial
------------------                            Officer (Principal Financial Officer)
Mario Imbarrato


*/HARRY R. MILLER                             Director, Senior Vice President and Chief
-----------------------                       Risk Officer
Harry R. Miller


*/SAMUEL H. PILCH                             Director, Senior Group Vice President and
------------------                            Controller (Principal Accounting Officer)
Samuel H. Pilch


*/JOHN R. RABEN, JR.                          Director
--------------------
John R. Raben, Jr.


*/PHYLLIS HILL SLATER                         Director
---------------------
Phyllis Hill Slater


*/JOHN P. RUGEL                               Director and Senior Vice President
----------------
John P. Rugel


*/ By Angela K. Fontana, pursuant to Power of Attorney, filed herewith or previously filed.


                                  EXHIBIT INDEX

EXHIBIT NO.         SEQUENTIAL PAGE NO.
26(d)               Form of the FutureVest Flexible Premium Variable Adjustable Life Policy
26(e)               Form of the FutureVest Flexible Premium Variable Adjustable Life Application Form
26(k)               Opinion and Consent of Counsel
26(l)               Actuarial  Opinion  and  Consent
26(m)               Sample Calculations
26(n)(1)            Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP
26(q)               Procedures  Memorandum  pursuant  to  Rule  6e-3(T)(b)(12)(iii)
99(a)               Form of Powers of Attorney for Maureen A. Buckley; Mary Jane Fortin; John R. Hurley;
                    Mario Imbarrato; Harry R. Miller; Samuel H. Pilch; John R. Raben, Jr.; John P. Rugel;
                    Phyllis Hill Slater; Matthew E. Winter